FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2009
11 September 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

Exhibit No. 1 Annual Report 2009

Exhibit No. 2 Annual Review 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11September 2009

BRITISH SKY BROADCASTING GROUP PLC

By: /s/ Dave Gormley
Dave Gormley
Company Secretary

Exhibit - 1

British Sky Broadcasting Group plc

Annual Report 2009



Table of contents

This constitutes the Annual Report of British Sky Broadcasting Group plc (the "Company") in accordance with International Financial Reporting Standards ("IFRS") and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS and is dated 29 July 2009. This document also contains information set out within the Company's Annual Report to be filed on Form 20-F in accordance with the requirements of the United States ("US") Securities and Exchange Commission (the "SEC"). However, this information may be updated or supplemented at the time of filing of that document with the SEC or later amended if necessary. This Annual Report makes references to various Company websites. The information on our websites shall not be deemed to be part of, or incorporated by reference into, this Annual Report.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections, such as forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, Direct-to-Home ("DTH") customer growth, Multiroom, Sky+, Sky+HD and other services' penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration costs and other costs, marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom ("UK") and Republic of Ireland ("Ireland").

Information on the significant risks and uncertainties associated with our business is described in "Directors' report – review of the business – Principal risks and uncertainties" in this document. All forward looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Chairman's statement

This has been a challenging year for customers and for businesses alike. As turbulence in the financial markets has been followed by pressures in the broader economy and on household budgets, consumer-facing businesses have experienced a tougher environment than has been seen for some time.

While no business is immune from these pressures, Sky has stood out for its strong performance against this difficult backdrop. Unlike many companies in the media sector, our business has been built on direct relationships with customers, and our focus on quality, choice and value has positioned us well to meet their needs in hard times as well as good.

2009 has been a year of achievement, with more customers choosing Sky for a broader range of entertainment and communications services than ever. Twenty years on from our launch in February 1989, we have passed the milestone of nine million customers and we are deepening our relationships with those families through our expansion into broadband and telephony.

Everyone associated with Sky should take pride in the achievements of the Company's first two decades. We have built one of the UK and Ireland's leading businesses by continually challenging the status quo and striving to bring more choices to more people.

In an industry that has often relied on public intervention and subsidy, our story is a demonstration of how risk-taking and investment by private enterprise delivers good outcomes for consumers. Sky has been a constant force for change and progress: opening up choice in television; investing in high-quality content; innovating to improve the customer experience; and adapting to embrace new opportunities as entertainment and communications come together.

With our commitment to customers comes a sense of responsibility in the way we do business. In particular, we are making good progress in expanding our contribution in three key areas: helping to create a healthy environment; encouraging participation in sport; and opening up the arts to more people. We believe that seeing this bigger picture is a key part of durable success and long-term value creation.

On behalf of the Board, I would like to express gratitude for the contribution of the two Non-Executive Directors who stepped down during the last year. Chase Carey retired from the Board in February 2009 after six years' valued service. Lord Jacob Rothschild stepped down in September 2008 after acting as a committed and independent Deputy Chairman of our Board for more than four years. Both have provided leadership, support and counsel through challenging and important periods for the Company. Personally I will miss them both, as I know will the whole team at Sky.

I would also like to welcome Tom Mockridge to the Board following his appointment as a Non-Executive Director in February 2009. As Chief Executive of Sky Italia and Chief Executive, European Television at News Corporation, Tom brings further experience of international pay television to the Board.

In my first full year as Non-Executive Chairman, I would like to give thanks for the commitment and expertise with which the entire Board continues to guide the Company. I would also like to thank all of our 16,000 colleagues at Sky for the passion and dedication they have brought to the Company and its customers over the last year.

In a reflection of our strong performance in challenging conditions, the Board proposes a 5% increase in the full year dividend to 17.6 pence per share.

We thank all shareholders for their continued support as we look ahead with optimism to the next 20 years.

James Murdoch
Chairman

29 July 2009

Directors' report – review of the business

Chief Executive Officer's statement

Sky is a business which embraces change; we look for opportunities, we invest and we grow. Our approach is based on identifying trends in the marketplace which will develop over time, and on using those trends as tailwinds to drive our growth. In doing so, we aim to create a larger, more profitable business and create significant value for shareholders.

Many times over the last 20 years, Sky has shown that it is prepared to take risks and adapt. By doing so, we've been able to keep moving forward to meet consumers' changing needs, such as with the transition from analogue to digital broadcasting or our belief in the potential of digital video recorders such as Sky+.

The pace of change is accelerating, not slowing down. In the last three years, we have made significant changes to align further our business with long-term trends in the marketplace. We entered the communications sector and challenged the established providers with the quality and value that has made Sky the UK's fastest-growing broadband and home phone provider. And we made an early commitment to high definition (HD) television that helped us to achieve a clear leadership position from which we have gone on this year to put HD at the centre of our strategy.

The consequence of this continuous change is that our business today is focused around two distinct legs of growth. First, we continue to grow our overall customer base by attracting new customers to Sky and, second, we are increasing take-up of additional products among our existing customers. In each of these areas, we see a substantial opportunity.

Our results show that this clear, consistent strategy is working. Sky today is of a dramatically different size and shape compared with three years ago. Since 2006, our total number of customers has increased by 15%.

In addition, there has been a step-change in the volume of activity, with total annual product sales rising almost threefold to more than 7 million in 2009.

Whereas three years ago a large majority of customers took our standard television product, customers are now choosing Sky for more products than ever. Today most of our customers choose to control their viewing with Sky+ and our new products in HD, broadband and home telephony have grown rapidly to scale. It is testament to the capability within Sky as an organisation that we have been able to diversify and expand our business in such a short period through organic growth.

Looking back at our performance during 2009, we have continued to achieve strong growth in a tough economic environment. While these are difficult times for many customers, our experience is that people are making careful choices and spending money on the things they really care about. We know that they value the products that we offer: quality entertainment for the whole family; increased control and flexibility in how they watch; the superior picture and sound quality of HD; and great-value broadband and phone services. This puts us in a good position, particularly when people are spending more time at home.

While there is no room for complacency, our results for the last year are evidence that the quality and value of our offering are resonating with customers. In terms of overall customer numbers, the rate of growth accelerated year-on-year to reach its highest level for five years.

In our second leg of growth, we continue to see increasing demand from existing customers to take more from us and our HD, broadband and home telephony products all passed significant milestones this year.

Three years after launch, 2.2 million customers have joined Sky Broadband and Sky Talk now has 1.9 million customers, of whom almost half also take our line rental product. Overall, 16% of our customers now choose Sky for all three of TV, broadband and telephony, compared with 11% a year ago. We believe there is significant potential for further growth, as more of our existing customers respond to the quality and savings we offer.

For a number of years, we have seen an emerging opportunity in the shift towards HD and have been positioning our business to take advantage, using our high-bandwidth satellite platform to assemble the UK's best HD content offering by far. In January 2009, we decided to accelerate the growth of Sky+HD, in part by passing on cost savings achieved in our supply chain following the acquisition of Amstrad. Around 1,000 new jobs were created in our service and installation teams to meet anticipated demand at the new everyday low price of £49 for a Sky+HD box. The response from customers has been huge, with the total number of Sky+HD customers more than doubling to 1.3 million since the start of the financial year.

HD represents a highly attractive investment opportunity for Sky and we remain focused on extending our leadership even further going forward.

Our confidence in the continued growth of pay TV reflects customers' growing willingness to pay for the content they value. During 2009, we've continued to invest in high-quality programmes to satisfy existing customers and create more reasons for people to subscribe.

We have identified drama and the arts, for example, as two genres where we can reach out to new audiences, meeting needs that are increasingly less well served by free-to-air broadcasters. We've doubled our arts output by expanding the Sky Arts portfolio to include four dedicated channels with an average reach of around 1.5 million viewers each month. Sky1, our flagship entertainment channel, is stepping up its commitment to original UK drama with critically acclaimed productions such as Martina Cole's The Take and Skellig. In acquired content, House is the latest example of a quality US drama that has moved to Sky1, while Sky Movies has acquired the rights to the forthcoming HBO drama The Pacific, the follow-up to the hugely successful Band of Brothers.

Sky Sports has had an outstanding year, with live coverage of events such as the Ryder Cup, the UEFA Champions League, the British and Irish Lions' tour of South Africa, the US Open, and cricket's ICC World Twenty20, and customers can look forward to more live Barclays Premier League football for the three seasons from 2010/11 to 2012/13.

While focusing hard on our strategic priorities in customer-facing areas, we have continued to seek operational efficiencies behind the scenes. Lower costs in our supply chain and administrative functions have allowed us to reinvest in areas where customers see value, such as Sky+HD, high-quality content and customer service.

This approach has allowed us to deliver a strong financial performance despite the upfront cost of strong demand for our products and a number of cyclical headwinds. Group revenue exceeded £5 billion for the first time in 2009, rising by 7% to £5.323 billion on an adjusted basis. Adjusted operating profit increased by 4% to £780 million and free cash flow rose by 25% to £474 million. The Company is in a strong financial position and we are focused on delivering increasing returns.

The issue of consumer trust in business has risen in prominence following the banking crisis and its impact on the broader economy. As customers become increasingly careful about the companies they do business with, we believe that reputation will become even more important.

At Sky, we recognise that being a responsible business is a vital component of long-term, sustainable success. We're committed to doing the right thing in the way we operate and to working with our people and our customers to play our part in the communities in which we live and work. Our focus is on three areas where we believe we can make a positive difference: helping to create a healthy environment by tackling climate change; encouraging participation in sport; and opening up the arts to more people.

This year, we have helped customers to reduce their energy use by extending our pioneering 'auto-standby' feature to all active Sky boxes, a move that we believe will save around £20 million in energy costs each year, as well as 90,000 tonnes of CO_2. In our broadcasting business, we're working with independent producers to make television production more energy-efficient and we're building a broadcasting facility on our west London campus that will be the most sustainable of its kind anywhere in Europe.

In sport, we've renewed our support for the ECB's Coach Education Programme, which has already trained 13,000 cricket coaches. Working with the Youth Sport Trust, we've opened up the Sky Sports Living for Sport initiative to all UK secondary schools, with the aim of using sport to help even more young people to overcome problems at school.

Through our partnership with British Cycling, we've set an ambitious goal of getting one million more people cycling regularly within five years. A programme of mass-participation Skyride events will take place in cities across the UK and, to provide inspiration, we have announced the creation of Team Sky, a professional road racing team with the ambition of creating the first British winner of the Tour de France.

As well as expanding our Sky Arts channels, we've continued our off-screen support for the arts through our partnerships with the Hay Festival, English National Ballet and English National Opera. In addition, we've committed to extend our "Sky Arts At..." initiative, to bring increased exposure to arts organisations across the UK, and formed a new partnership with the UK's leading public arts company, Artichoke. Our first joint project with Artichoke is Antony Gormley's "One and Other" on Trafalgar Square's Fourth Plinth, with more to come next year.

Sky is a company which makes a positive and growing contribution to life in the UK and Ireland. Continuing to invest in our brand and reputation is one of the ways in which we will build trust in our business, reach out to new customers and lay the foundations for long-term, sustainable success.

Our people, as always, are the key to achieving that success. I would like to pay tribute to their contribution over the last year and thank them all for their commitment, energy and creativity.

The opportunity for Sky is substantial. I am confident that we have the capability to continue to grow our overall customer base, while encouraging existing customers to take a broader set of products from us. By delivering on our plans and remaining focused on customers, we have the potential to build a larger, more durable business and create significant value for shareholders.

Jeremy Darroch
Chief Executive Officer

Our performance

We have a clear strategy: to grow our customer base and to sell more products and services to our existing customers. 2009 was a strong year for Sky, with more customers rewarding us with more of their business than ever before. Financially, we delivered growth in revenue, operating profits, adjusted earnings per share and cashflow.

We have identified the key performance indicators that we use to assess how the Group is performing against its core strategic priorities. They include both operational and financial measures and are set out below.

Operational key performance indicators


Customer base (m)
2009
9.442
2008
8.980
2007
8.582

Our total customer base is a key determinant of the Group's value. Total customers are defined as the total number of residential and commercial direct-to-home (DTH) customers at the close of a given period. This number excludes subscribers to our channels through the cable platform.


Churn (%)
2009
10.3%
2008
10.4%
2007
12.4%

Churn is a good measure of customer satisfaction, which is a key driver of value for our business. It represents the number of DTH customers over a given period that terminated their subscription, expressed as a percentage of total average subscribers.


Sky+HD and Sky+ penetration (%)
2009
14%
58%
2008
6%
41%
2007
3%
28%
Sky+HD penetration
Sky+ penetration

Sky+ is our fully integrated personal video recorder and satellite decoder. Driving take-up of Sky+ by our customers is an important source of increasing customer satisfaction and loyalty. Building on the success of Sky+ is our high definition offering (Sky+HD), which has the added benefit of generating incremental revenue and profit. Sky+ penetration is defined as the percentage of customers viewing their TV through a Sky+ or Sky+HD set-top box.


Customers taking each of TV, broadband and telephony (%)
2009
16%
2008
11%
2007
4%

The percentage of DTH customers taking each of TV, broadband and telephony is an important measure for our business, impacting ARPU and customer loyalty. This is calculated as the percentage of the total customer base taking any of our TV products and both a Sky Broadband and a Sky Talk product. These customers may also opt for our Sky Talk line rental product.

Financial key performance indicators

ARPU (£)


2009
464
2008
427
2007
412

Another key component of revenue growth is the Average Revenue Per User or "ARPU". ARPU is impacted by the type of subscription package taken by a customer, as well as the number of additional paid-for products. ARPU is calculated by taking the amount spent by the Group's residential subscribers (ex-VAT), divided by the average number of residential subscribers.

Adjusted Group revenue (£m)


2009
5,323
2008
4,952
2007
4,551

Adjusted Group revenue is a key measure of how the Group is delivering on its strategy to grow the customer base and sell more products to our existing customers. It also includes revenue from wholesale subscriptions, advertising on our wholly-owned channels, the provision of interactive betting and gaming, and installation, hardware and servicing. Group Revenue is adjusted for any exceptional or one-off items to give a more meaningful comparison of the business over time.

Adjusted operating profit (£m)


2009
780
2008
752
2007
766

Adjusted operating profit is a key measure of the underlying business performance. This is the operating profit of the Group excluding any exceptional or one-off items.

Adjusted earnings per share (p)


2009
25.9
2008
25.1
2007
26.3

Adjusted earnings per share ("EPS") provides a measure of shareholder return that is comparable over time. Adjusted EPS is defined as the profit for the year excluding remeasurement of all derivative financial instruments (not qualifying for hedge accounting), other exceptional items and related tax effects, divided by the weighted average number of basic shares. See note 10 of the consolidated financial statements for a detailed reconciliation of profit for the year to adjusted profit for the year.

Operating cash flow (£m)


2009
805
2008
658
2007
651

Operating cash flow is the cash flow generated from operations after the impact of capital expenditure.

Total shareholder return (%)


2009
-25.7%
-11.9%
2008
-4.9%
-11.1%
2007
15.5%
18.2%
FTSE100
Sky

Total shareholder return (TSR) represents the change in value of a share held for the 12 months to 30 June, assuming that dividends are reinvested to purchase additional shares at the closing price applicable on the ex-dividend date. The value of the share is based on the average share price over the three months prior to 30 June.

The business, its objectives and its strategy

Introduction

British Sky Broadcasting Group plc and its subsidiaries ("Sky" or the "Group") operate the leading pay television service in the UK and Ireland as well as broadband and telephony services. We commission and acquire programming to broadcast on our own channels and supply certain of those channels to cable operators for retransmission to their subscribers in the UK and Ireland. We retail channels (both our own and third parties') to DTH customers and certain of our own channels to a limited number of DSL subscribers (reference in this Annual Report to the number of "DTH customers" includes the number of DSL subscribers to whom Sky retails its content directly). We also make three of our channels available free-to-air via the UK DTT platform, as part of the branded "Freeview" offering.

At 30 June 2009, there were 9,442,000 DTH customers to our television service, and 4,271,000 subscribers of the cable operators to whom we supply certain of our channels, in the UK and Ireland. Cable subscribers to the Group's channels increased by 3,023,000 in comparison to fiscal 2008 due to the return of the Sky Basic Channels on the Virgin Media ("VM") platform from 13 November 2008. According to estimates of Broadcasters Audience Research Board ("BARB"), as at 30 June 2009, there were 14.7 million homes in the UK receiving certain of our channels via DTT (see "DTT distribution" below). Our total revenue in fiscal 2009 was £5,359 million (2008: £4,952 million), as set out in the table below.

For the year to 30 June	2009 £m	2008 £m
Retail subscription	4,184	3,769
Wholesale subscription	206	181
Advertising	308	328
Sky Bet	48	44
Installation, hardware and service	235	276
Other	378	354
Revenue	5,359	4,952

We operate principally within the UK and Ireland, with activities conducted primarily from the UK. Our revenue principally arises from services provided to retail and wholesale customers within the UK, with the exception of £443 million (2008: £365 million) which arises from services provided to other countries.

Our fiscal years end on the Sunday nearest to 30 June in each year. References in this document to a fiscal year ended 30 June is to the fiscal year ending on the Sunday nearest to 30 June. We publish our financial statements in British pounds sterling. References to "US dollars", "dollars", "US$", "$" and "¢" are to the currency of the United States ("US"), references to "Euro" and "€" are to the currency of the participating European Union ("EU") countries, and references to "pounds sterling", "£", "pence" and "p" are to the currency of the UK. For information with respect to exchange rates, see "Shareholder Information – Exchange Rates".

Our consolidated financial statements are prepared in accordance with IFRS as adopted by the EU, the Companies Act 2006 and Article 4 of the International Accounting Standard ("IAS") Regulations. In addition, our consolidated financial statements also comply with IFRS as issued by the International Accounting Standards Board ("IASB").

Certain terms used herein are defined in the "Glossary of terms" which appears at the end of this Annual Report.

The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on 25 April 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44 (0)20 7705 3000. A list of our significant investments is set out in note 30 to the consolidated financial statements.

Programming

We provide customers with a broad range of programming options. Programming is an important factor in generating and maintaining customers. With respect to the channels we own and operate, we incur significant expense to produce and commission original entertainment programming and to acquire exclusive UK and Ireland television rights to films, certain sports events and other general entertainment programming. We have also acquired the rights to market the television services of third parties to DTH customers.

Currently, we own, operate, distribute and retail 26 Sky Channels via our DTH service (or 29 including multiplex versions of the Sky Channels, but excluding simulcast channels and the business channels SkyVenue and the Pub Channel). A "multiplex" of a channel is a time-shifted version of that channel or a version where the content is transmitted at different times. We also simulcast some of the Sky Channels or programming from some of the Sky Channels in high definition. A simulcast channel is a simultaneous transmission of programmes on other channels. We currently retail to our DTH customers 159 Sky Distributed Channels (including multiplex versions of certain channels) (the "Sky Distributed Channels"). We do not own the Sky Distributed Channels, although we have an equity interest in certain of them. In addition to the Sky Distributed Channels, we currently retail to our DTH customers the digital audio services Music Choice and Music Choice Extra, as well as the Sky Box Office service (a pay-per-view service offering movies, sporting events and concerts).

The Sky Distributed Channels packages as at 30 June 2009, were as follows:

Package	3rd Party Channels
Variety Mix	37
Style & Culture Mix	25
Kids Mix	19
Knowledge Mix	24
Music Mix	17
News & Events Mix	11
ROI Bonus Mix	11
Adult Pay-Per Night	11
Disney Cinemagic*	2
MUTV	1
Chelsea TV	1

* Disney Cinemagic also available as a bonus channel to customers of both Movies Mix packages.

The Sky Channels, and their multiplex versions, as at 30 June 2009, were as follows:

Sky Channel	Multiplex/ Multiplexes	Simulcasts	EPG Channel Genre	Basic/ Premium
Sky Movies Premiere	Sky Prem+1	Sky Premiere HD	Movies	Premium
Sky Movies Comedy		Sky Comedy HD	Movies	Premium
Sky Movies Action/Thriller		Sky Action HD	Movies	Premium
Sky Movies Family		Sky Family HD	Movies	Premium
Sky Movies Drama		Sky Drama HD	Movies	Premium
Sky Movies SciFi/ Horror		Sky SciFi/Horror HD	Movies	Premium
Sky Movies Classics			Movies	Premium
Sky Movies Modern Greats		Sky Modern Greats HD	Movies	Premium
Sky Movies Indie			Movies	Premium
Sky Movies Screen 1		Sky Screen 1HD	Movies	Premium
Sky Movies Screen 2		Sky Screen 2HD	Movies	Premium
Sky Sports 1		Sky Sports HD1	Sports	Premium
Sky Sports 2		Sky Sports HD2	Sports	Premium
Sky Sports 3		Sky Sports HD3	Sports	Premium
Sky Sports Xtra			Sports	Premium
Sky Sports News			Sports	Basic
Sky1		Sky1 HD	Entertainment	Basic
Sky2			Entertainment	Basic
Sky3			Entertainment	Basic
Sky News			News	Basic
Sky Real Lives	Sky Real Lives+1 Sky Real Lives 2	Sky Real Lives HD	Lifestyle & Culture	Basic
Sky Arts 1		Sky Arts 1 HD	Lifestyle & Culture	Basic
Sky Arts 2		Sky Arts 2 HD	Lifestyle & Culture	Basic
Sky Travel			Shopping	Basic
Sky Vegas			Gaming	Basic
SkyPoker.com			Gaming	Basic

We retail "packages" of channels to our DTH customers. The way they are packaged offers customers a choice of up to six "packs" of both Sky Basic Channels and Sky Distributed Channels (see "Basic Channels" below). Each mix contains channels broadly within a specific genre of interest, to which customers have the option to add a combination of Sky Premium Channels and Premium Sky Distributed Channels (see "Sky Premium Channels" below). From September 2009 we plan to offer our customers the opportunity to subscribe to Sky Premium Channels without the need to subscribe to one or more of these "packages".

We also offer Sky Box Office to all our DTH customers. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News), Sky Box Office, Music Choice, Music Choice Extra and the Sky Distributed Channels are encrypted in order to limit access to paying customers only.

VM (see "Cable distribution – UK" below) carries versions of the Sky Basic and Sky Premium Channels (including multiplex channels) on its networks.

We also broadcast versions of three of the Sky Channels, Sky News, Sky Sports News and Sky Three, unencrypted free-to-air via DTT in the UK as part of the Freeview offering (see "Distribution – DTT Distribution" below).

We also operate a high definition TV ("HD") service which consists of: Sky1 HD, Sky Arts 1 HD, Sky Arts 2 HD, Sky Real Lives HD, Sky Box Office HD (two screens), Sky Sports HD (three channels) and Sky Movies HD (nine screens), The Biography Channel HD, Crime and Investigation Network HD, Discovery HD, Disney Cinemagic HD, Eurosport HD, FX HD, History HD, MTVN HD, National Geographic HD, Nat Geo Wild HD, Sci-Fi HD and Rush HD. We have recently announced that we will be launching Sky News HD in calendar year 2010. BBC HD, Channel 4 HD and Luxe TV HD are also available on our platform.

According to surveys produced by BARB, as of 30 June 2009, an estimated 37% of the estimated 26 million television homes in the UK were equipped with digital satellite reception equipment; 14% subscribed to a cable television or SMATV package (single mast antenna television which is primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes television signals to individual units in the building by cable); and 57% had digital terrestrial television. The percentage figures given for each means of delivery include homes which receive television services via more than one of such delivery means. According to BARB estimates, during the 52 weeks ended 30 June 2009, the Sky Channels (including Sky Box Office and Sky Box Office Events but excluding SkyPoker.com and Sky Vegas) accounted for an estimated 16.2% of viewing of all satellite and cable channels (excluding BBC1, BBC2, ITV1, Channel 4 (and S4C, rather than Channel 4, in Wales only) and five (collectively the "traditionally analogue terrestrial channels")) in multi-channel homes (or an overall 7.1% viewing share of all channels (including the traditionally analogue terrestrial channels) available within multi-channel homes during the same period).

For the 52 weeks ended 30 June 2009, BARB estimates that 53% of all viewing in UK homes with digital satellite reception equipment ("digital satellite homes") was of channels available via digital satellite other than the traditionally analogue terrestrial channels. BARB estimates that, in the same period, Sky Channels accounted for 22% of multi-channel viewing (i.e. viewing of all channels excluding the traditionally analogue terrestrial channels) in UK digital satellite homes, with an overall 11.9% viewing share across all channels available (including the traditionally analogue terrestrial channels) within UK digital satellite homes.

We hold equity interests in ventures that own 21 (not including time-shifted multiplex versions) of the Sky Distributed Channels (including certain Premium Sky Distributed Channels) which are operated and distributed in the UK (for the purposes of this filing, any reference to the UK in relation to the distribution of the Sky Channels and Sky Distributed Channels includes the Isle of Man and the Channel Islands) namely Attheraces, Nickelodeon, Nick Jr., Nick Jr. 2, Nicktoons, Nicktoonsters, National Geographic Channel, National Geographic HD, Nat Geo Wild, Nat Geo Wild HD, Chelsea TV, MUTV, Comedy Central, Comedy Central Extra, The History Channel, Military History, The History Channel HD, The Biography Channel, The Biography Channel HD, Crime and Investigation Network and Crime and Investigation Network HD. We also have a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia.

Premium channels

Sky Premium Channels

Sky Movies channels

Sky Movies features 10 channels of different genres divided into two packs:

Pack 1

Sky Movies Comedy
Sky Movies Family
Sky Movies Classics
Sky Movies Modern Greats
Sky Movies Screen 1

The business, its objectives and its strategy
continued

Pack 2
Sky Movies Action/Thriller
Sky Movies Sci-Fi/Horror
Sky Movies Indie
Sky Movies Drama
Sky Movies Screen 2

Sky Movies Comedy, Family, Classics, Modern Greats, Action/Thriller, Screen 1 and Screen 2 and Drama broadcast 24-hours per day, seven days a week. Sky Movies Sci-Fi/Horror broadcasts from 8am – 6am, seven days a week and Sky Movies Indie broadcasts from 9am – 5.30am seven days a week. The channels principally broadcast the output of recent release movies, made for video and made for TV movies and certain library movies (in respect of which we are typically granted exclusive UK and Ireland rights to broadcast during the relevant pay television window) by major Hollywood and independent US and European licensors.

Customers can elect to subscribe to Pack 1, Pack 2 or both packs. Sky DTH and digital cable customers subscribing to both packs receive Sky Movies Premiere and Sky Movies Premiere +1 free. Sky Movies Premiere broadcasts 10am – 2am, seven days a week and exclusively shows titles in their first run TV windows (after the pay per view and VoD windows). The movies are recent theatrical releases, made for video and made for TV movies, including foreign film content. Sky Movies Premiere typically broadcasts five new films per week, and two films from the previous week every day for seven days. Sky Movies Premiere +1 is a one hour delayed multiplex of the Premiere channel, broadcast from 11am – 3am.

There are nine Sky Movies HD channels dedicated to movies broadcast in high definition: Sky Movies Screen 1 HD, Sky Movies Screen 2 HD, Sky Movies Comedy HD, Sky Movies Action/Thriller HD, Sky Movies Family HD, Sky Movies Modern Greats HD, Sky Movies Sci-Fi /Horror HD, Sky Movies Drama HD and Sky Movies Premiere HD. Sky Movies Screen 1 HD, Sky Movies Comedy HD, Sky Movies Family HD and Sky Movies Modern Greats HD are available to customers to our Sky+HD service who also subscribe to Pack 1 and Sky Movies Screen 2 HD, Sky Movies Action/Thriller HD, Sky Movies Sci-Fi/Horror HD and Sky Movies Drama HD are available to customers of our Sky+HD service who also subscribe to Pack 2. Sky Movies Premiere HD is available to customers of our Sky+HD service who subscribe to both Pack 1 and Pack 2. Each of the Sky Movies HD channels is a simulcast of the underlying SD channel.

Sky Movies Screen 1 and Sky Movies Screen 2 are also available on Sky Player (see "Digital subscriber line and other fixed line distribution – Sky Player" below).

Sky Sports channels
Sky Sports 1 and Sky Sports 2 each provides on average 22 hours of sports programming per day, including live coverage of sports events.

Sky Sports 3 currently offers, on average, 18 hours of sports programming per day. It is available without extra charge to DTH customers and cable subscribers who subscribe to both Sky Sports 1 and Sky Sports 2.

Sky Sports Xtra is available as a stand alone premium channel as well as being provided free as an additional channel to DTH customers and cable subscribers who subscribe to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra currently offers, on average, 16 hours of sports programming per day.

Sky Sports HD1, Sky Sports HD2 and Sky Sports HD3 are available to customers to our Sky+HD service who are entitled to the corresponding standard definition channel. This year the Sky Sports HD channels have included live HD coverage of England's domestic Test matches, one day internationals and county matches in cricket, Engage Super League rugby, Heineken Cup and Guinness Premiership rugby, the US Open, US PGA and selected European Tour events in golf, the NFL Super Bowl and a range of live football including matches from the Premier League ("PL"), Coca-Cola Football leagues, Carling Cup, UEFA Champions League, Scottish Cup and some international games.

Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra and Sky Sports News are all available online on Sky Player. Content from those channels is also available on an on-demand basis on Sky Player.

In March 2006 the European Commission rendered legally binding the PL's commitment to sell live TV rights in six balanced packages, with no one bidder being allowed to buy all six packages. In February 2009, the Group successfully bid for five of those six available packages (each of 23 games) of live rights to Premier League football in the UK. These rights run from the beginning of the 2010/11 season to the end of the 2012/13 season.

In addition to those PL rights, our programming rights for the Sky Sports channels include exclusive live rights to broadcast, in the UK and Ireland, a range of sport including a number of football, rugby union, rugby league, cricket, motor sport, golf, boxing and tennis events. Those events include: (i) broadcast rights to Football League matches and the Carling Cup for the 2008/09 to 2011/12 domestic football seasons; (ii) broadcast rights to the UEFA Champions League for three seasons from 2009/10; (iii) exclusive live rights to England's primary domestic cricket matches and all of England's home test matches, one day internationals and Twenty20 internationals until 2013; (iv) exclusive live rights in English for the International Cricket Tours of India, Australia, South Africa and the West Indies from 2006 to 2012; (v) a number of rugby union matches including autumn international matches to 2015 and Guinness Premiership matches to 2013, (vi) exclusive live rights to the Heineken Cup and the Challenge Cup until 2014; (vii) exclusive rights to all tri-nations rugby union matches between Australia, New Zealand and South Africa, plus all summer tours to these three countries made by England, Scotland, Wales, Ireland and British and Irish Lions and exclusive rights to domestic competitions in those territories, including the Super 14 Tournament and Currie Cup until December 2010; and (viii) exclusive live rights to the Ryder Cup, World Golf Championship and the PGA European Tour until 2012.

Premium subscription channels retailed by Sky

Disney Cinemagic

Under an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute, via DTH in the UK and Ireland, Disney Cinemagic and its multiplex channel as bonus channels to those of our DTH customers receiving both Sky Movies packs (see "Sky Movies channels" above), and to other DTH customers as a stand alone premium channel.

Chelsea TV

Chelsea Digital Media Limited (a company in which we own a 35% equity interest), operates a digital subscription pay television channel dedicated to showing certain programming relating to Chelsea Football Club ("Chelsea TV"). We offer Chelsea TV to our DTH customers as a stand alone premium channel.

MUTV

We are party to a joint venture, MUTV Limited, with Manchester United PLC. We own a 33.33% equity interest in MUTV Limited which operates a digital subscription pay television channel dedicated to showing certain programming relating to Manchester United Football Club ("MUTV"). We offer MUTV to our DTH customers as a stand alone premium channel.

Music Choice Extra
In addition to Music Choice, which is included in certain of our Basic Packages (see "Basic Channels - Basic Sky Distributed Channels" below), we offer Music Choice Extra, which consists of an additional 38 digital audio channels, to our DTH customers as a stand alone premium channel.

ESPN
In June 2009, ESPN agreed to acquire Premier League rights for the live matches that were previously held by Setanta. The new ESPN channel and its HD simulcast, which are planned to launch on 3 August 2009, will offer live English Premier League football, Scottish Premier League football and other European football leagues, international sports and a range of premium US sports. As part of these new arrangements, Sky will retail ESPN to both its residential and commercial customers.

Basic Channels
Sky Basic Channels
Sky1 is the general entertainment flagship channel of the Sky Channels and is available to our DTH customers and certain DSL and cable subscribers. It is targeted primarily at a 16-44 age group audience and includes UK-commissioned drama, factual and family entertainment series and major event programming in addition to first-run acquired US series. According to BARB data, during the 52 weeks ended 30 June 2009, Sky1 was viewed by approximately 48% of individuals in all UK television homes and Sky1/2/3 combined by approximately 81% of individuals in all UK television homes. Sky1 is simulcast in HD.

Sky2 broadcasts primarily a catch-up schedule of programming from Sky1 and is complemented by Sky1's programming library and some exclusive content and is available to our DTH customers and certain DSL and cable subscribers. Sky3 broadcasts a schedule of programming from Sky1's library, content from Sky Travel, Sky Real Lives and Sky Arts, as well as some exclusive content. Sky3 is also currently shown on some cable networks in the UK and Ireland and on DTT as part of the Freeview offering in the UK.

Content from Sky1, Sky2 and Sky3 is also available on an on-demand basis from Sky Player.

Sky News provides national and international news to viewers in the UK, Ireland and across the globe. The channel is broadcast unencrypted on Astra satellites (see "Satellites" below), and distributed to viewers via cable and satellite networks in Europe, Africa, the Middle East and Asia. It is also currently shown on some cable networks in the UK and Ireland and on DTT as part of the Freeview offering in the UK. Individual news items are also available on an on-demand basis from Sky Player.

Sky Sports News provides 24-hour national and international sports news coverage. It is currently available to our DTH customers, some cable and DSL subscribers in the UK and Ireland and in the UK on DTT as part of the Freeview offering in the UK. Sky Sports News is available online on Sky Player.

Sky Arts 1 and Sky Arts 1 HD provide contemporary arts and music oriented programming and documentaries. Sky Arts 2 and Sky Arts 2 HD broadcast classical arts programming including opera, literature, theatre, cinema and dance. Both Sky Arts HD channels are available to all customers to our HD service. Individual programmes are available on an on-demand basis from Sky Player.

Sky Real Lives and its multiplexes Sky Real Lives +1 and Sky Real Lives 2 focus on real life human interest stories appealing to a female audience. The Sky Real Lives channels are available to our DTH customers and some cable customers in the UK and Ireland. The linear feed of the channel is simultaneously streamed to the online Sky Player service; individual programmes are also available on an on-demand basis from the Sky Real Lives section of the Sky Player service.

Sky Travel is a 24-hour teleshopping channel consisting of programming produced in-house. Sky Travel is currently available free-to-air. Sky Travel programming also features on Sky Three, which currently broadcasts on DTH and on DTT as part of the Freeview offering in the UK. Viewers of the teleshopping programming on Sky Travel on DTH and users of the skytravel.co.uk website are able to purchase a wide range of flights, hotels and holiday packages by the telephone or internet.

Sky Vegas and SkyPoker.com are interactive television channels which currently broadcast on a 24-hour a day basis and are currently available to our DTH customers.

Basic Sky Distributed Channels
Our agreements with the owners of the Sky Distributed Channels typically grant us the exclusive right to offer these channels to residential DTH customers in the UK and Ireland.

The owners of the Sky Distributed Channels generally sell their own advertising time on their channels, although we act as an advertising sales representative for certain of these channels (see "Advertising" below).

Pay-per-view
Our Sky Box Office service currently offers our DTH customers over 50 screens of television premieres of movies and occasional live sports and other special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from Hollywood and independent distributors, which enable us to show their movies on Sky Box Office. Sky Box Office HD offers at least 12 movies each week in high definition on a pay-per-view basis. We also currently offer seven screens of adult movies, between 10.00pm and 5.30am, to our DTH customers via our "18 Plus Movies" service.

Sky Anytime TV
In March 2007 the Group launched Sky Anytime TV, an on-demand service that provides access to selected programmes that are added to the service overnight with approximately 30 hours of content available at any one time. Viewers have seven days to watch programmes or store them on their Sky+ planner (see description of Sky+ in "DTH Distribution" below) as newer programmes are added and older programmes are deleted. Sky Anytime TV uses additional storage capacity on relevant set-top boxes to automatically store selected programmes for viewing on-demand and the customer's personal recording capacity remains unaffected. Sky Anytime TV is available to all Sky HD customers and customers with the latest generation of Sky+ set-top boxes at no extra charge in accordance with their subscriptions (for example, customers who subscribe for the Sky Movies channels will have access to certain Sky Movies programming on Sky Anytime TV at no extra charge). Sky Anytime TV is now available to over 5 million Sky customers and over 1.1 million customers use the service every week.

Distribution
We distribute our programming services directly to DTH customers through the packages described above. Cable subscribers, by contrast, contract with cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us, which they combine with other channels from third parties and distribute to their subscribers. On 28 February 2007, the Group's wholesale supply arrangement to supply VM with the Sky Basic channels expired, though VM continued to carry versions of all the Sky Premium Channels. On 4 November 2008, the Group announced that it had entered into a new agreement to supply VM with certain Sky Basic Channels to take effect from 13 November 2008 (see "Cable distribution - UK" below). DTT viewers must have either an integrated digital television set or an appropriate set-top box (see "Competition - DTT" below).

The business, its objectives and its strategy
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As at 30 June (In thousands)[1]	2009	2008
Distribution of Sky Channels		
DTH homes	9,442	8,980
Cable homes[2]	4,271	1,248
Total Sky pay homes	13,713	10,228
DTT homes[3]	9,900[4]	9,700

(1) Each of the above figures includes homes that receive Sky Channels via more than one means of distribution.
(2) The number of cable homes is reported to us by the cable operators.
(3) The DTT homes number consists of the Office of Communications' ("Ofcom") estimate of the number of homes where DTT is the only digital TV platform supplying services and includes Top-Up-TV DTT homes. The number of DTT homes for all periods disclosed above is based on Ofcom's Digital Television Update published quarterly in arrears.
(4) Latest data available is at 31 March 2009 with an estimated number of DTT homes of over 9.9 million.

DTH distribution

As at 30 June 2009, the total number of DTH customers in the UK and Ireland was 9,442,000, representing a net increase of 462,000 customers in the fiscal year. DTH churn in total was 10.3% in fiscal 2009 (2008: 10.4%). We define DTH churn as the number of DTH customers over a given period who terminate their subscription in its entirety, net of former customers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). In fiscal 2009, we derived £4,184 million (78%) of our revenue from DTH subscription revenue (2008: £3,769 million (76%)).

Of 9,442,000 DTH customers; 63% took a Sky Premium Channel; 5,491,000 were Sky+ customers, 1,835,000 were Multiroom customers and 1,313,000 were Sky+HD customers.

The standard price (inclusive of VAT, where applicable) to a residential DTH customer of our basic package containing the largest number of basic channels (known as the "Variety Pack") is currently £16.50 per month in the UK and €20.50 per month in Ireland. The range of prices (inclusive of VAT, where applicable) to a DTH customer taking one or more basic channel Packs with Sky Premium Channels (which varies depending upon the number of basic channel Packs and Sky Premium Channels taken) is currently £25.50 to £46 in the UK, and €38 to €69.50 in Ireland. VAT on package prices was adjusted (on a rounded basis) at the beginning of 2009 to reflect the government reduction and will be adjusted to reflect any future change.

We also offer a number of our services, including our HD service, to commercial DTH customers in the UK and Ireland under a range of contracts. The types of contract, and the channels, which are available to any particular commercial customer depend primarily upon the type of business premises within which such customers wish to show our services. Our commercial DTH customers include offices, retail outlets, hotels, pubs and clubs. Each such operator with a SMATV system is considered to be a single commercial DTH customer regardless of the number of points (e.g. rooms in a hotel) within the premises the television signal is distributed to. As at 30 June 2009, there were approximately 42,192 customers to our commercial DTH services in the UK and Ireland (including approximately 4,886 commercial DTH customers operating a SMATV system).

The majority of our UK DTH commercial customers are customers under our pubs and clubs subscription agreement. Under that agreement, the subscription prices range from £89 to £3,001 per month (exclusive of VAT). In Ireland, prices to pubs and clubs customers range from €278 to €686 per month (exclusive of VAT).

Digital satellite reception equipment

UK

In order to receive our DTH service, customers are required to have a digital satellite system, which includes a satellite dish and LNB (low noise block converter), a digital satellite receiver ("set-top box"), a smartcard (see "Technology and Infrastructure" below) and a remote control. We have worked with a number of manufacturers and continue to work closely with selected manufacturers to manufacture digital satellite receivers based upon our specifications. Since our acquisition of Amstrad, the Group also manufactures set-top boxes.

Standard installation for all new DTH customers taking the free standard set-top box offer during fiscal 2009 was £60 (or £30 for new DTH customers joining with a Sky+ box or no charge for new DTH customers joining with a Sky+HD box). Non-DTH subscribers taking up the free standard set-top box offer (which is different from purchasing our freesat proposition, see "Distribution – Free-to-view Satellite Proposition" below) during fiscal 2009 were, and currently are, charged £117.45 for standard installation, regardless of whether the installation is booked for a weekend or a weekday.

The services received by a non-subscriber taking up the free set-top box offer depend upon the number of unencrypted services and free encrypted services available on the Astra and Eutelsat satellite systems, and also upon whether the non-subscriber receives encrypted channels from third party broadcasters on a subscription or pay-per-view basis.

During fiscal 2009, we have continued to offer the Sky+ box and Sky+ HD box. These are set-top boxes that we have developed which contain two satellite tuners and an integrated PVR allowing programming to be recorded directly on to a hard-disk contained within the box. This enables DTH customers to watch one live satellite programme (or a previously recorded programme) while simultaneously recording another or to simultaneously record two programmes, to pause or rewind live television and to record automatically some series of programmes. During fiscal 2009 the standard cost to DTH customers of a Sky+ box was between £49 and £199.

Sky+ customers need a Sky+ subscription to use the Sky+ recording features. DTH customers receive the Sky+ subscription for free. Customers who do not subscribe to a Sky package ("non-DTH subscribers") pay a monthly charge of £9.75 for the Sky+ subscription.

During fiscal 2009 the standard cost to DTH customers of a Sky+HD box was between £49 and £199. DTH customers currently pay a monthly subscription fee of £9.75 for the HD service (in addition to the subscription fee for the package of channels taken). The number of Channels received by a customer with the HD service depends on the basic packages and other channels they have chosen. Sky+HD customers require a Sky+ subscription to use the Sky+ recording features of the Sky+HD box. The subscription is free for DTH customers or £9.75 a month for non-DTH subscribers. A DTH customer can only receive one discounted Sky+ or Sky+HD box.

DTH customers with a Sky+ subscription and a compatible Sky+ or Sky+HD box can also receive Sky Anytime TV at no extra cost. This is an on-demand service which provides a selection of programming on the set-top box hard-disk which a customer can watch at a time of their choosing. The viewing content that a customer can access on Sky Anytime TV depends on whether the customer subscribes to the package from which the content originates (see "Sky Anytime TV" above).

We also offer our DTH customers and non-DTH subscribers the opportunity to purchase up to seven extra Digibox receivers, or three Sky+ or Sky+HD boxes for use at the same residence as their original set-top box, which enables them to watch different satellite programmes in different rooms at the same time using just one satellite dish. Most of our DTH customers that have a Multiroom subscription pay £9.75 per month for each extra box which provides all the channels included in that customer's main DTH subscription package for that extra set-top box.

During fiscal 2009, the standard cost of an extra Digibox was £49 and for an extra Sky+ or Sky+HD box was £199.

Both digital satellite reception equipment and subscriptions to our DTH services are offered by us directly and through a variety of retailers. We also provide installation and equipment repair services. In fiscal 2009, 1.4 million digital satellite reception systems were newly installed in the UK by or on behalf of one of our subsidiaries (2008: 1.3 million).

Ireland

In Ireland, both satellite equipment and subscriptions to our DTH services are offered directly by us and through a large number of Irish retailers. Some of the channels offered in Ireland differ from those offered in the UK.

Sky Active

We offer our viewers enhanced and interactive services. We offer enhanced broadcast applications behind a number of Sky Channels, including Sky Movies Active (behind our movie channels), Sky Sports Active (behind our sports channels), Sky News Active (behind Sky News) and the interactive betting service available behind SkyPoker.com and Sky Vegas. We offer interactive services which can be accessed whilst the programming on the channel to which the interactive service relates stays in view.

We provide an interactive television platform for the development and delivery of interactive television services by means of either stand-alone portals (including the Sky Active portal) or in conjunction with certain broadcast channels. Such interactive services include betting, customer services, interactive advertising, games, competitions, voting, and quizzes.

Sky Active is currently offered at no additional charge to all of our DTH customers. Each viewer's telephone line acts as the return path for these interactive services, via a modem in the set-top box.

Third party channels (and third party stand-alone interactive portals such as PlayJam, Teletext Holidays, Ladbrokes, Directgov, and NHS Direct Interactive) make use of the interactive potential of the digital DTH platform. Third party broadcasters such as the BBC, ITV, Channel 4, Nickelodeon, and the Disney Channel have launched interactive services on our DTH platform. Third party channels may offer such interactivity in conjunction with Sky Active or provide their interactive services independently, including making use of competing interactive infrastructures connected to our DTH platform.

Sky Betting and Gaming

The Group offers a range of betting and gaming services under the "Sky Bet", "Sky Poker", "Sky Vegas" and "Sky Bingo" brands in relation to which the Group acts as bookmaker and operator. The Sky Bet fixed odds sports betting service is licensed by the UK Gambling Commission and is available across multiple platforms, including by means of set-top boxes (including Sky+ and Sky+HD), by telephone, WAP and on the internet. Customers can also bet on virtual dog and horse racing on the Sky Vegas channel. Sky's gaming operations, which include poker, bingo and an online casino are licensed in Alderney in the Channel Islands. SkyPoker.com launched in February 2007 on DTH. Customers can participate through their set-top boxes or through the internet (at www.skypoker.com) and can have the option of watching the show on the SkyPoker.com channel. The Group also continues to develop a range of popular games products on the internet (at www.skyvegas.com) through the Sky Vegas 24/7 games service. In accordance with recent changes to the licensing structure of transactional gambling channels introduced in June 2009 by Ofcom, the SkyPoker and Sky Vegas channels operate as teleshopping channels rather than as editorial channels (as previously required). Sky Bingo was launched on the internet in December 2007. In fiscal 2009, we derived £48 million of Sky Bet revenue (encompassing betting and gaming) (2008: £44 million). The gambling business is certified by the Gambling charity Gamcare and has in place stringent social responsibility measures for the protection of minors and other vulnerable people. We take active measures to prevent persons resident in the US participating in our internet gaming and betting services.

The Group also operates the odds comparison service Oddschecker (www.oddschecker.com) which compares betting odds of a range of operators across the industry.

Digital subscriber line ("DSL") and other fixed line distribution

Sky Player

Sky Player is a PC-application that provides access to a range of live channels as well as on-demand programmes including Sky Sports, Sky1, Sky News, Sky Arts and Sky Movies programming.

Customers can access a range of entertainment, sports and movies content with Sky Player via www.sky.com/skyplayer provided they have a compatible computer and operating system. This offers downloads and streamed content to any PC with internet access. The cost and availability of content depends on whether the customer is a DTH customer and what DTH subscription package they have. Certain content is available on a pay-per-view and subscription basis.

Sky By Wire

"Sky By Wire" refers to television services retailed directly by us over the fixed line networks of other operators.

Following its acquisition of Video Networks Ltd the operator of the HomeChoice platform, Tiscali UK Limited ("Tiscali") re-branded the platform as Tiscali TV on 1 March 2007. Tiscali now distributes pay television and broadband access services across its whole unbundled local loop network. On 3 July 2009, The Carphone Warehouse Group plc ("Carphone Warehouse") announced that it had completed its acquisition of Tiscali's UK business (including Tiscali TV).

Under arrangements in respect of Tiscali TV, we have access to the Tiscali TV platform to enable us to retail certain of the Sky Premium Channels to customers who already subscribe to Tiscali TV services. In addition, we are provided with certain customer management, billing and sales agency services in respect of our customers receiving Sky Premium Channels via its platform. In return for these services, we pay a fixed monthly fee per subscriber who subscribes to a Sky Premium Channel on the Tiscali TV platform.

We also have Sky By Wire offerings available via a number of other platforms in Ireland (Magnet Networks Limited, Smart Telecom, Broadworks Communications and SCTV Digital).

Easynet

The Group completed its acquisition of Easynet Group plc (now Easynet Group Limited ("Easynet")) in January 2006. Founded in 1994, Easynet is an international managed network and hosting company. Easynet has operations in ten countries (UK, Spain, France, Germany, the Netherlands, Belgium, Italy,

The business, its objectives and its strategy
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Switzerland, US and China) enabling companies to connect their sites to a high quality, secure and reliable Multi-protocol Label Switching ("MPLS") network. Easynet offers a full portfolio of managed network and hosting services including national and cross border IP virtual private networks, internet connectivity, carrier services, hosting and co-location in purpose built data centre facilities, managed video conferencing and security solutions to large national and international businesses.

In the UK, the Group engages in local loop unbundling ("LLU"), which involves placing equipment in BT exchanges enabling the Group to offer differentiated services to businesses and consumers. As at 30 June 2009, the Group (through its acquisition of Easynet and LLU that has been carried out by the Group since that acquisition) had unbundled 1,193 exchanges.

Sky Broadband

We launched Sky Broadband, our broadband internet access service in 2006. The service is available to all of our DTH customers in the UK.

For DTH customers covered by our broadband network, three different broadband products are available: Sky Broadband Base; Sky Broadband Everyday; and Sky Broadband Unlimited. Sky Broadband Base costs £5 per month with download speeds of up to 2Mb/s and 2GB monthly usage. Sky Broadband Everyday costs £10 per month and offers download speeds of up to 10Mb/s and 10GB monthly usage. Sky Broadband Unlimited costs £15 per month and offers download speeds of up to 20Mb/s and unlimited monthly usage. If a DTH customer with Sky Broadband also takes a Sky Talk calls product they currently receive a £5 discount on their monthly Sky Broadband subscription for as long as they continue to take that Sky Talk product.

Set up costs for Sky Broadband vary between £0 and £60 according to the Sky Broadband product taken, the other services to which the relevant customer subscribes and whether the Sky Broadband customer is adding the service or taking up the service at the point of first subscription to Sky or as an existing DTH customer.

As at 30 June 2009, our broadband network covered approximately 72% of UK households.

We also offer Sky Broadband Connect to our DTH customers in the UK who are not within the coverage area of our broadband network. Sky Broadband Connect offers an equivalent service to Sky Broadband Everyday and costs £17 per month. Sky Broadband Connect customers will be offered Sky Broadband Base, Sky Broadband Everyday or Sky Broadband Unlimited if and when our broadband network extends to their area.

Sky Talk

Sky Talk is a telephony service available to all of Sky's DTH customers in the UK. Sky Talk Freetime offers DTH customers free (for up to one hour per call) UK evening and weekend calls and Sky Talk Unlimited offers DTH customers unlimited UK calls (for up to one hour per call) and unlimited calls to certain international destinations for £5 a month.

In October 2007 the Group launched "Sky Talk Line Rental", an opportunity for DTH customers to take their telephony line rental directly from Sky. This is currently available for £10 a month to DTH customers who also take a Sky Talk product.

Online

We own and operate a number of established websites including sky.com, skysports.com and sky.com/news.

Sky launched a full-service online portal in October 2007 encompassing e-mail, search and other new channels such as money, motoring, property and travel to sit alongside skysports.com and sky.com/news websites.

Sky also extended its commitment to protection of its customers by introducing the Sky Security Centre where users can obtain information and products relating to online security and protection.

Mobile networks

Sky Anytime on Mobile and Sky Mobile TV

Sky Anytime on Mobile is a mobile phone application that provides access to Sky Sports, Sky News, Sky1 and Sky Movies mobile content. This offers news and entertainment information on compatible mobile handsets. It also allows customers to access the 7-day TV guide. It is available at no extra cost to our DTH customers. The application is available across all mobile networks to customers with a compatible handset with mobile internet access via GPRS or third generation cellular telephone systems ("3G").

In addition, customers on Vodafone, Orange, 3 or T-mobile mobile networks in the UK or the Vodafone network in Ireland and with a compatible mobile handset can subscribe to "Sky Mobile TV". Sky Mobile TV offers over 25 channels streamed direct to the customer's mobile phone. Depending on the customer's mobile network they can subscribe to up to four packages which cost from £3 to £5 per month (or on a daily or weekly basis in Ireland).

We also offer "24-7 Football". This allows customers to watch football clips on a compatible mobile handset. It is available on all mobile networks in the UK and certain Irish networks and you do not need to be a DTH customer to register. UK customers can either subscribe for £5 a month or buy each clip for £0.50.

We also syndicate various content (alerts, text based and video clips) under our brands to mobile operator portals.

Cable distribution

UK

VM provides both analogue and digital cable services across its cable systems and accounts for the majority of our wholesale revenue, which is revenue derived from the supply of Sky Channels to UK and Irish cable platforms. On 28 February 2007, our agreements with VM for the distribution of the Sky Basic Channels on its cable systems expired, though VM continued to carry versions of all the Sky Premium Channels. On 4 November 2008, the Group announced that it had entered into a new agreement to supply VM with certain of the Sky Basic Channels to take effect on 13 November 2008 and run until 12 June 2011. In fiscal 2009, we derived £206 million in subscription fees from cable operators (2008: £181 million). We estimate, based on public disclosures by VM and the number of cable homes reported to us by other cable operators, that, as of 30 June 2009, VM subscribers represented greater than 99% of all cable television subscribers in the UK. VM also carries versions of Sky Premium Channels on its digital networks (and Sky Sports 1 and Sky Sports 2 on its analogue network).

Cable operators are able to offer their subscribers any choice or combination of the Sky Premium Channels pursuant to the rate card terms on which we supply such channels. The Sky Basic Channels are not included in our current wholesale rate card and we negotiate separate commercial arrangements with each cable operator for the carriage of these channels.

We have contracts with Smallworld, Newtel and Wightcable for their distribution of all of the Sky Basic Channels. These three regional cable operators operate the only other major pay TV cable services outside the VM network, covering the Borders region, Jersey and the Isle of Wight respectively.

In addition, several of the Sky Channels are distributed on a number of narrowband cable networks. These are generally smaller cable operators that have limited channel capacity (when compared with digital satellite or digital cable) and accordingly do not generally carry all of the Sky Channels.

Ireland
We currently have arrangements in place with UPC Communications Ireland Limited ("UPC") for the re-transmission of certain of the Sky Channels, including Sky Basic and Sky Premium Channels, to their subscribers over the legacy networks of ntl Ireland and Chorus (previously the two leading Irish cable operators but which were brought under the common ownership of UPC's parent company, Liberty Global Inc., in December 2005). UPC operates both analogue and digital cable services in Ireland.

In addition, several of the Sky Channels are distributed on a number of local cable networks in Ireland. These are generally smaller cable operators that have limited channel capacity (when compared with digital satellite or digital cable) and accordingly do not generally carry all of the Sky Channels.

In Ireland, cable subscriber fees for the Sky Premium Channels are charged on a per subscriber per channel package basis. The level of prices charged to cable operators for most Sky Channels is lower than in the UK.

DTT distribution
We broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Three, unencrypted free-to-air via DTT in the UK. These channels are broadcast on a DTT multiplex for which the licence is held by Arqiva Services Limited (which owns and operates shared wireless communications and broadcast infrastructure).

The channels broadcast via DTT by us, together with a number of other channels broadcast free-to-air via DTT by other broadcasters, are marketed to consumers under the generic brand "Freeview". In February 2007, we announced that we were developing plans to replace these three channels with new pay TV channels on the DTT platform. An application to Ofcom to amend our Digital Television Programme Services licence ("DPS") to enable us to launch these pay TV channels on the DTT platform was submitted in April 2007. In the second consultation document issued (in September 2008) in relation to this proposal, Ofcom took the approach that it was highly unlikely that any existing or potential competitor would be able to compete effectively with Sky's proposed pay TV service on DTT, and so indicated that, in light of Ofcom's review of the pay TV industry, it was most likely to fulfil its regulatory duties by consenting to the proposal but only subject to effective fulfilment of certain conditions, notably the introduction of its proposed wholesale must-offer arrangement and the use of simulcrypt to allow other pay TV retailers on DTT to access Sky's premium sports and movies channels using their own conditional access systems. Ofcom has since announced (in June 2009) that it intends to complete its latest consultation on the pay TV review before it concludes its assessment of this proposal and publishes a further statement on our application (see "Government regulation – Broadcasting Act licences" below).

Free-to-view satellite proposition
We offer purchasers a freesat proposition with access to over 270 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. Consumers can purchase a package of digital satellite reception equipment, including a digital satellite smartcard and standard installation, for £150. The free-to-view channels on DTH include Sky News, and a range of television and radio channels provided by, among others, the BBC and ITV. Access to the encrypted signals of Sky Three, Channel 4 and five is available as a result of the provision of a digital satellite viewing card, which we provide as part of the package. The purchasers of this proposition are not obliged to subscribe to our pay television service; however, the proposition offers an easy upgrade path to our DTH pay television service.

Emerging forms of distribution
We are also evaluating various other possible new means of distributing our services other than by DTH, cable, DSL and DTT, such as wireless broadband using Wimax or other similar technologies, mobile TV using technologies such as Digital Video Broadcasting for Handhelds ("DVB-H"), MediaFLO by Qualcomm, the internet, IP Wireless/ TDtv, General Packet Radio Service ("GPRS") and UMTS (3G mobile telephony).

We currently broadcast certain of our channels online on Sky Player (see "Digital Subscriber line and other fixed line distribution – Sky Player" above).

Recently we announced that Sky Player will be available on Xbox later this year.

We also participate actively in the Digital Video Broadcasting ("DVB") standardisation group both in the various working groups and at the level of the DVB's Steering Board, which gives us early exposure to other emerging technologies.

Seasonality
Historically DTH customer subscriptions to our channels have tended to be higher in the first half of our fiscal year, which, as a result of us expensing the cost of acquiring customers as incurred, has tended to provide a modest weighting of profit towards the second half of the year. There can be no assurance that these trends will continue in the future.

Marketing
The principal types of marketing used by us to promote our products and services are press (including both national and regional newspapers and magazines), media inserts, door drops, direct mailings, outdoor activity (such as billboards and bus backs), on-air advertising on both national and regional radio and television channels (on both promotional and commercial airtime), outbound calling, online advertising on both third party websites and on sky.com, advertising in our customer magazine, point of sale advertising in retail outlets which sell our products and services and Sky retail stores.

Advertising
Advertising sales
In fiscal 2009, we derived £308 million of our revenue from advertising sales (2008: £328 million).

We sell advertising for all of the 26 Sky Channels (as well as for their multiplexes) around all programmes broadcast on these channels. We also act as the advertising sales representative for certain third party channels. We sell advertising time across all of the Sky Channels and third party channels represented by us, and tailor distribution according to the target audience an advertiser is trying to reach.

According to BARB estimates, across all UK Multi-Channel Homes, our average share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) for fiscal 2009 was 11.15%, an increase from 11% at the end of the previous fiscal year. Our customers' households tend to be younger and more affluent than the average UK household and tend to over-represent the 16-34 year old, ABC1 (i.e. upmarket) and male demographic profiles sought by many advertisers.

The business, its objectives and its strategy
continued

Sponsorship sales
In fiscal 2009, we derived £30 million of revenue from sponsorship (2008: £30 million), which is included in advertising sales revenue.

We acquire programme sponsors for the Sky Channels and work alongside the sales teams of partner channels (such as National Geographic Channel, Discovery Channel, The History Channel and Hallmark) to help secure broadcast sponsors for their channels.

Programme sponsorship is generally either "title" sponsorship (e.g. "Nintendo Wii/ Gladiators") or themed sponsorship (e.g. Sci Fi programming on Sky1 sponsored by EA Games).

Competition
Introduction
Sky is a channel provider, a distributor of television services and a DTH (satellite) platform service provider. Sky also offers broadband and telephony services to its DTH customers, as well as a range of other services including variants of video on demand (VOD) via the set-top box and online, games via both interactive TV and the internet, and betting and gaming services via TV, telephone and the internet.

Sky competes with a number of communications and entertainment companies to secure a supply of content, for audiences for that content, for advertising sales and for customers to its content distribution, broadband and telephony services. This competitive set is summarised below under the following headings:

- competition from other video distributors and video distribution channels;
- competition from broadband and telephony (fixed and mobile) providers;
- competition from other broadcasters; and
- competition from sellers of advertising air time.

In recent years, large parts of telecoms network infrastructure have been upgraded from circuit-switched networks to packet-switched ("IP") networks. These IP networks are able to carry video content in addition to voice and other data and, together with the digitalization of content, have facilitated a convergence between media and telecoms companies.

This technical convergence has also increased the propensity for companies to offer a bundle of services to customers (typically, a "triple play" of broadband access, telephony and video content) as they seek to make efficient use of their networks.

Competition from other video distributors and video distribution channels
Pay services
Cable Services
Cable operators compete with Sky as an alternative service to DTH distribution.

In the UK, the principal cable operator is now VM, which was formed as a result of the merger of ntl and Telewest. VM provides both analogue and digital cable television services in the UK. In Ireland cable television services are provided principally by UPC Broadband (a division of Liberty Global Inc.) via its UPC Ireland, Chorus and ntl Ireland subsidiaries. These offer both analogue and digital cable and multipoint microwave distribution system ("MMDS") television services in Ireland.

There are areas in the UK and Ireland where it may not be economically feasible to offer cable television services, including some rural areas. There are also certain areas in the UK and Ireland, such as conservation areas, where, due to planning and local regulations, DTH satellite equipment may not be installed. According to Ofcom, cable networks currently cover approximately 50% of UK homes. Approximately 13% of UK homes currently subscribe to a cable television service, whilst approximately 35% of Irish homes currently subscribe to cable or MMDS television services.

In 2005, ntl and Telewest launched a pull video on demand service in the UK. This VOD service has now been rolled out to all of VM's digital TV subscribers. The VM VOD services include movie and television programme content and provide viewers with pause and rewind functionality. Digital cable subscribers to whom the services are available do not need to upgrade their equipment to receive the services though some VOD services are only available for an additional fee depending on the basic package subscribed to. As an additional service, VM also offers "V+", a HD PVR set-top box which enables its subscribers to record programming and watch HD content on the VM platform. 611,900 VM subscribers had a V+ PVR at the end of March 2009.

IPTV services
Two operators have developed the capability to deliver linear television channels via their DSL networks to homes: Kingston Communications in Kingston-upon-Hull (which closed its TV service in April 2006) and Tiscali (through the acquisition of Video Networks Ltd ("VNL") in August 2006). Tiscali was acquired by Carphone Warehouse in July 2009.

Tiscali's service was re-branded in March 2007 as TiscaliTV (previously branded as HomeChoice) and offers access to a range of broadcast channels and video-on-demand content, including movies, packaged together with broadband internet access and telephony. According to Ofcom, as at March 2009, 100,000 television homes in the UK were viewing linear television via a DSL platform.

Other operators have developed or are investigating the capability to combine linear television channels delivered over the DTT platform and "on-demand" video services (including paid for "on-demand" video services) delivered via a DSL connection. The principal operator with services currently available is BT, which launched its service (BT Vision) in December 2006 and had 423,000 subscribers at the end of March 2009. BT's service also incorporates PVR functionality and VOD services.

Programming available over the internet
Broadband-enabled telephone lines, principally using DSL technology, are being used to deliver video content to consumers. This includes content delivered on an "on-demand" basis and broadcast content. It also includes delivery of content to consumers' PCs, and to their television sets, via compatible set-top boxes.

Internet services have grown significantly in the UK in the recent past, both in terms of the number of providers, and the number of users. Whilst consumer broadband DSL access remains principally focused on the provision of internet access, several operators have developed the capacity to deliver digital television via DSL lines.

The increase in the average speed of internet connections and the emergence of new codecs such as MPEG-4 and WM9 means that consumers can also increasingly download video or watch streamed video over the internet. Additionally, the use of peer-to-peer technology for both legitimate and illegitimate video downloading is growing in popularity.

Terrestrial broadcasters are making a selection of their programming available for download or streaming it via their websites, using a mixture of pay and free-to-air business models. Channel 4's '4oD' service is available to PC, Mac and Linux users offering a free 30 day 'catch up' streaming and download service for programmes currently broadcast on its linear channels and access to its archive of original programming. In June 2009, Channel 4 announced that it will make its entire archive content (c4,000 hours) available for free on 4oD (not including US series). It charges a fee per download for episodes of its acquired series (outside the 30 day catch up period) and for rental of movie titles. Downloaded episodes are available to watch on the user's PC for 48 hours. 4oD is also available on Virgin Media, BT Vision and Tiscali TV.

The BBC launched its 'iPlayer' service in December 2007 offering a large selection of TV and radio content for free via a seven-day catch-up service that makes BBC content available via streaming and download. It is available to PC, Mac and Linux users. Content that the BBC makes available through its iPlayer application is currently also made available on the Virgin Media and BT Vision television platforms and on the Apple iPhone, iPod Touch, Nintendo Wii and through Sky Player. In 2009, the BBC made some HD content available on the iPlayer. The BBC also streams BBC3 and the BBC News Channel as a simulcast online and is beta testing online simulcasts of BBC1, BBC2 and BBC4.

ITV relaunched its VOD offering as 'ITV Player', providing a streamed 30 day 'catch up' service for its content via its website. Content from ITV Player is also available on Virgin Media as part of its seven day catch-up service and on BT Vision.

Five's catch-up service 'Demand Five' provides entertainment content on a free eight-day catch-up basis including content from the US. Outside this window, titles are available on a PPV basis. Users can also pay to access some programming before it is broadcast on one of Five's linear channels. Some titles are available to own and some are available in HD.

The BBC, ITV and Channel 4 have also made some of their series available to Apple's iTunes service in the UK on a download-to own-basis enabling users to watch programmes on their PC or portable Apple device.

In November 2007, BBC Worldwide, ITV and Channel 4 announced plans to launch a joint venture VOD offering for PCs and later for set-top boxes with the working title of 'Project Kangaroo'. The service was intended to aggregate content from each of the parties and offer third party content using a mix of ad-funded, download to own and download to rent models. In February 2009, the Competition Commission ("CC") blocked Project Kangaroo, stating that it would threaten competition in the UK VOD market.

In December 2008, the BBC, ITV and BT announced their plans to launch a joint venture known as 'Project Canvas'. It intends to promote a standards based open environment to bring on-demand and internet-based content to the TV via a broadband connected digital device. The BBC Trust is currently assessing the proposal from the BBC Executive to form the joint venture.

There are also a number of new operators offering a TV-like experience online. Babelgum has launched offering video content for free online. Currently, there is only a limited amount of content available on this service in the UK. We also expect Hulu (a successful free online VOD service) to launch in the UK later in 2009. Hulu is currently only available in the US.

Several operators offer video content over the internet, such as YouTube, which compete for consumers' leisure time.

DTT

Top Up TV (which launched in March 2004) offers a pay television service via DTT. Top Up TV changed its business model from the provision of pay linear television channels delivered via DTT into a VOD service with content downloaded using DTT capacity to the set-top box where it is stored on a hard disk and made available for viewing. Following the change, customers must now purchase a new Top Up TV set-top box, available since October 2006, to receive the service. The customer can use the set-top box as a PVR. The set-top box also features conditional access technology allowing customers to subscribe to such pay linear television channels as are available on DTT.

Other DTH pay TV providers

Partly as a result of Sky's regulatory obligations to offer conditional access services, the digital satellite platform is an open platform and there are alternative subscription retail packages on that platform available from retailers other than Sky. Sky competes with these subscription retail packages (which include the Zee TV and Playboy packages and up to June 2009 included Setanta Sports) for subscription revenue.

DVDs

DVD sales and rentals, which have largely replaced sales of video cassettes, have performed well in the UK. In addition to offering consumers an alternative source of programming to television services, the DVD window for new movies generally starts before both the pay television window and the pay-per-view or VOD television window. This window, which has been brought forward by some studios in recent years, can start as soon as three months following a movie's UK cinema release. Sky has, to date, been able to develop a significant customer base for its pay-per-view services and movie channels, notwithstanding competition from the DVD industry. However, such services will come under increasing pressure as EST (electronic sell through) and VOD offerings continue to become more widely available from services such as Lovefilm, a subscription DVD rental service.

Free-to-air services

As a result of the availability of free-to-air television channels, some consumers choose to rely entirely on free-to-air services for television viewing and video services rather than choosing also to subscribe to a pay television service. Currently in the UK the principal means of delivering free-to-air television are: analogue television services, DTT, freesat propositions (consisting of a service from Sky and a separate proposition from the BBC and ITV that launched in May 2008) and video services online.

Analogue television services

Five analogue terrestrial channels and regional variants are broadcast throughout the UK, although channel "five" is unavailable in some areas and bilingual channel S4C is broadcast instead of Channel 4 in Wales. Additional local analogue terrestrial channels are broadcast in Northern Ireland.

The number of homes using analogue terrestrial as a primary TV reception means has fallen as adoption of digital multi-channel TV services has grown. On 6 April 2009 Ofcom reported that, at 31 March 2009, analogue terrestrial was the main TV reception means in 2.9 million UK homes, down 18% since 31 March 2008. The discontinuation of analogue television broadcasting is proceeding on a region by region basis with completion planned in 2012.

Four analogue terrestrial channels are broadcast throughout the Republic of Ireland. On 17 June 2008, the Commission for Communications Regulation announced that, at 31 March 2008, analogue terrestrial was the main TV service in 352,000 Irish homes.

The business, its objectives and its strategy
continued

"Freeview"
In the UK, free-to-air channels on the DTT platform are marketed under the "Freeview" brand. There are over 40 TV channels available in total as part of this offering, although availability varies regionally, and over 20 radio channels. There are also several television channels available on a regional basis within the UK.

Freeview services are currently able to be received by around 75% of UK homes. It is anticipated that this will increase significantly by 2012, as the process of discontinuing analogue television broadcasting progressively in different regions of the UK is completed ("digital switchover"). Digital switchover will release radio spectrum currently used to broadcast analogue television services, which could be used for a number of purposes; for example, to expand the number of channels broadcast via DTT, to allow the broadcast of HD services via DTT, to increase the spectrum available for mobile communications i.e. mobile, broadband and telephony, or for a mobile television service (or a mix of these things). Ofcom has awarded spectrum to the BBC, the Channel 3 licensees (ITV, stv and UTV), Channel 4 and S4C and Channel 5 to launch four HD services on DTT in total. The BBC, the Channel 3 licensees and Channel 4 are expected to launch services in the Granada region in late 2009. Coverage will expand to other regions as digital switchover progresses.

In November 2007, Whitehaven and Copeland became the first area within the UK to have the signal for analogue terrestrial television switched off. Digital switchover continued in the West Country in April 2009 with the BBC2 analogue signal being switched off in Torbay and South Devon. The target for full digital switchover is 2012, with a phased switchover taking place in the run up to this date.

In order to receive Freeview services consumers purchase either a set-top box, which is relatively inexpensive, or a television set with a built in DTT tuner (an "Integrated Digital TV", or "IDTV"). Customers also have to ensure that they have a suitable aerial to receive the signals (it is estimated that an aerial upgrade, where necessary, costs £150 on average).

In addition, in May 2007, the joint venture behind the Freeview brand launched a separate brand called "Freeview Playback" which has since been rebranded "Freeview+" and which certain suppliers are able to use to market DTT PVRs. PVRs which meet specific quality and functionality criteria are able to use the Freeview+ logo for marketing purposes.

Take-up of Freeview services has grown quickly since its launch in October 2002. Ofcom reported that, at 31 March 2009, 17.7 million homes were viewing DTT on at least one device and Freeview was the sole means of receiving digital multichannel TV services in 9.7 million UK homes.

There is currently no DTT service in Ireland but DTT pilot projects have been ongoing since August 2006. In July 2008 the Broadcasting Commission of Ireland announced its decision to award licences to operate three DTT multiplexes to Boxer DTT Limited. Separately, RTÉ was assigned a single DTT multiplex to make the four existing analogue terrestrial free-to-air channels in Ireland available. In April 2009, Boxer DTT Limited withdrew from the operation of three of the four DTT multiplexes in Ireland after failing to reach agreement with the BCI. The BCI has since awarded the licences to the OneVision consortium (Arqiva, Eircom, Setanta and TV3).

Free-to-view satellite propositions
All households with Sky DTH set-top boxes (including Sky customers, former Sky customers, and households who have never been Sky customers) receive television and radio services broadcast free-to-air via satellite to the UK and ROI. There are now over 250 such services. In October 2004, Sky launched a hardware and installation proposition which enables households who wish to receive free-to-air television and radio services via satellite to do so without taking a Sky subscription.

In May 2008, the BBC and ITV began promoting the availability of new set-top boxes and IDTV with built in DTH satellite tuners, which also receive a number of television and radio services that are broadcast to the UK and ROI free-to-air via satellite. These set-top boxes do not contain conditional access technology and therefore cannot be used to receive pay TV channels broadcast via satellite.

HD receiving equipment enables consumers to view the BBC HD channel and a red-button ITV HD service, the latter of which is currently exclusive to the service.

In order to be received by the new BBC/ITV freesat set-top boxes, existing channels broadcast via satellite need to be configured to appear on both platforms. Currently, the new set-top boxes and IDTVs can receive more than 140 TV and radio channels.

Competition from broadband and telephony providers
Broadband and telephony services
Sky competes with other providers of broadband internet access and fixed telephony in the UK. These include BT, VM, Carphone Warehouse, Tiscali (Tiscali's UK operations were acquired by Carphone Warehouse in July 2009), Orange and O2. Sky does not currently offer these services in the Republic of Ireland.

Broadband
According to the Office of National Statistics, broadband internet connections accounted for 95% of all internet connections in the UK and dial-up connections accounted for 5% of all connections at December 2008.

Fixed broadband in the UK is primarily offered via DSL or cable. Cable coverage in the UK is 50%, with VM the main cable operator. BT provides DSL services, with the BT network covering 99.8% of the population. Other DSL providers are able to make use of the BT network to provide their services, either taking a regulated wholesale product from BT or installing their own equipment in BT local exchanges and rent the "last mile" from BT at regulated prices (a process known as Local Loop Unbundling ("LLU")).

Sky uses full and partial LLU. Under full LLU both the telephony and broadband services delivered over the copper line are unbundled; under partial LLU only the broadband service is unbundled. Sky has fully unbundled 610 on-net exchanges and expects to complete the upgrade of all its exchanges by the end of December 2009. Other significant unbundlers are Carphone Warehouse (1,705 exchanges unbundled at 31 March 2009), Tiscali UK (946 as at 30 June 2009) and Cable & Wireless ("C&W") (802 exchanges on completion of roll out). C&W offers a wholesale LLU service to other operators and in May 2007 agreed a 4-year deal to provide this service to VM for areas outside of their cable network.

According to Point Topic (a broadband analysis company), there were 17.7 million residential and small and medium-sized enterprises ("SME") broadband connections in the UK as at 31 March 2009, of which 21% were BT Retail DSL; 36% were other BT Wholesale provided DSL (excl. LLU); 17% were via VM cable and 26% were classified as other (mainly LLU).

On 28 July 2009, Ofcom reported that the estimated average broadband speed in April 2009 was 4.1Mbit/s. Currently Sky Broadband's highest download speed is up to 20Mbit/s. Speeds available from providers are expected to increase further, particularly from LLU and cable operators. VM launched its 50Mbit/s broadband product in January 2009. BT continues to roll out its 21st Century Network and in June 2009 announced that it would offer 40% of its UK broadband customers a 20Mbit/s service. In July 2009, its also announced plans to offer fibre-to-the-cabinet ("FTTC") to 1.5 million homes by summer 2010 delivering a 40Mbit/s service. This will expand to 10 million homes by 2012. In July 2009, BT commenced trials of a 40Mbit/s FTTC network in London and Cardiff. Separately, BT is continuing its trial in Ebbsfleet in Kent of a fibre-to-the-premises (FTTP) technology, offering speeds of up to 100Mbit/s. A further two FTTP trials are planned for March 2010 for 40,000 homes in areas yet to be announced.

Fixed telephony
The majority of fixed telephony services in the UK are provided by BT. Other providers can offer telephony services via Carrier Pre Select ("CPS") or using BT Wholesale's Wholesale Calls product, whereby the customer pays them for calls but continues to pay BT for line rental; via Wholesale Line Rental ("WLR"), whereby the customer pays them for line rental (this can be combined with CPS or Wholesale Calls to cover calls and line rental); and via Full LLU, whereby the customer pays them for calls and line rental. There are three ways in which Sky provides the Sky Talk calls service to its customers: by means of a fully unbundled line; via a calls service using the Wholesales Calls product provided to Sky by BT Wholesale; or via a calls service using a CPS service provided to Sky by Thus PLC (now part of C&W). In the last two cases, customers pay Sky for calls and the service may be provided either with or without a Sky line rental service provided by means of BT Wholesale's WLR product.

The total number of BT Retail and Wholesale lines was 26.3 million at end of March 2009, according to BT. Of these, 20.7 million were BT Retail lines and 5.6 million were WLR lines. The number of CPS lines for the same period was 4.0 million (i.e. 15% of lines). VM reported 4.2 million telephony customers as at 30 March 2009.

Mobile telephony
There are five mobile network operators ("MNOs") active in the UK: Vodafone; Orange; T-Mobile; O2; and 3 Hutchison (3G only). As at 31 March 2009 O2 had the most subscribers in the UK (20.4 million) followed by Vodafone (18.7 million), T-Mobile (16.7 million), Orange (15.9 million) and 3 Hutchison (5.4 million at the end of December 2008).

There are several mobile virtual network operators ("MVNOs") who take capacity from MNOs but do not own their own network. VM is the largest of these, with 4.4 million subscribers as at 31 March 2009. VM uses T-Mobile's network and its subscribers are included in the T-Mobile total above.

Mobile TV services are available from several UK operators via third generation cellular telephone networks ("3G") networks. Sky Mobile TV packs, which include a mix of content from Sky Sports, Sky News and other third party pay television channels, are available on Vodafone, Orange, T-Mobile and 3 UK and compete with other mobile TV and video offerings on those networks.

Mobile broadband
All five mobile network operators (O2, Orange, 3, T-Mobile and Vodafone) offer mobile broadband products on a pre-pay and on a contract basis. According to GfK, mobile broadband sales for the year ending March 2009 totalled 1.8 million.

Competition from "Triple Play"/"Quad Play" providers
As a result of media and telecoms convergence described in the introduction, Sky now offers TV, fixed telephony and broadband internet access to our customers as part of a package which is sometimes referred to as a triple play. VM, Tiscali and BT also offer a triple play service (VM also offers a "quad play" which, in addition to TV, fixed telephony and broadband internet access, also includes mobile telephony).

In December 2006, BT launched BT Vision, a hybrid DTT/broadband television service. BT Vision provides users with access to Freeview services on DTT through a set-top box in addition to access to VOD content over BT's DSL network. BT has set a "medium term" goal of 2-3 million subscribers for BT Vision and had an installed base of 423,000 at the end of March 2009.

Tiscali (now owned by Carphone Warehouse) offers a triple play package containing telephony, internet access packages (including both a dial-up and broadband package providing up to 8Mb/s broadband) and a selection of TV channels via IPTV.

Competition from "Dual Play" providers
In addition to triple/quad play providers, some operators provide customers with two services (typically these are communications providers offering broadband and telephony services).

Carphone Warehouse, acquired internet service provider AOL UK in October 2006. AOL UK is currently run as a separate brand to CPW's own TalkTalk brand. CPW also acquired Tiscali's UK business in July 2009 taking CPW's broadband subscriber base to 4.25 million.

O2 UK (acquired by Telefónica of Spain in 2006) moved into the broadband sector by purchasing "Be", a telecoms network provider, and subsequently launched O2 Broadband in October 2007. The service reported 404,484 customers at the end of March 2009.

In January 2007, Vodafone UK launched the broadband service, "Vodafone At Home", for Vodafone mobile contract customers. Vodafone at Home is delivered using a wholesale DSL service from BT rather than LLU. The service is available to 99% of UK households via BT Wholesale's broadband network. The number of customers to the service has not been published.

Orange UK offers "Broadband Unlimited", a service providing wireless broadband access at up to 8Mb through the "Livebox" wireless router which also serves as a VoIP telephony port. France Telecom, parent company of Orange UK, also offers IPTV services in France. Orange stated in April 2008 that it planned to launch an IPTV service in the UK but later announced that roll out of an IPTV service was not imminent.

Competition from other broadcasters
Sky competes with other broadcasters for the acquisition of programming and programming rights for viewers, for distribution and for advertising and sponsorship revenue.

In both the UK and Ireland, the television channels and other audio-visual service providers with the largest audience shares are traditionally analogue terrestrial channels, which are broadcast free-to-air. In the UK, these channels are BBC1, BBC2, ITV1, Channel 4 and five, while in Ireland these are RTE1 and Network 2, the Irish language channel TG4, and the commercial channel TV3. In the UK, as well as being available via analogue terrestrial television, the five traditionally analogue terrestrial channels are also available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis.

Within UK Multi-Channel Homes, the Sky Channels (for the purposes of this paragraph, including Sky Box Office and Sky Box Office Events, but excluding SkyPoker.com and Sky Vegas) in aggregate attract viewing levels which are comparable to some of the traditionally analogue terrestrial channels.

The UK analogue terrestrial broadcasters also own and operate a range of digital-only channels that are available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis. These channels are cross-promoted by their analogue associated channels.

The business, its objectives and its strategy
continued

As Sky and other broadcasters all seek a range of compelling programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions and/or regulatory intervention which could increase our programming acquisition costs, or which could mean that certain programming in which Sky is interested may not be available to us.

Competition from other sellers of advertising air time

Our primary competitors for television advertising sales are ITV, which sells advertising on ITV1, ITV2, ITV3, ITV4, and CITV, Channel 4 (which also sells advertising for E4, More 4 and Film Four and their multiplexes as well as the channels owned by Emap Limited including The Hits and Kerrang!), five (which also sells advertising on fiver, five USA and their multiplexes), Interactive Digital Sales ("IDS") (which sells advertising on behalf of the UKTV group of channels and the VM TV channels (Living, Bravo and Challenge)), and Viacom Brand Solutions ("VBS") (which sells advertising on behalf of the Paramount, MTV and Nickelodeon channels).

Based upon the latest BARB survey estimates, ITV1 and Channel 4 were available to approximately 25.78 million and 25.70 million television homes respectively, in the UK (both digital and analogue), with approximately 95% of the estimated 26 million television homes in the UK receiving an acceptable terrestrial analogue signal for five. In addition, according to BARB survey estimates, as at June 2009, approximately 22.9 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV1 and Channel 4 have a significantly greater overall UK television viewing share than any individual Sky Channel. Partly as a result of the ability of ITV1 and Channel 4 to reach almost all UK television homes, these channels are able to generate greater advertising revenue than we do. We also compete with the Sky Distributed Channels and all other commercial channels for television advertising sales.

Technology and infrastructure

We control access to some DTH channels through the use of a conditional access system, VideoGuard (see "Encryption of digital services" below). The satellite reception equipment provided to DTH customers is owned by them, except for certain aspects such as the smartcard (a credit card size plastic card containing a chip that provides conditional access functionality), some of the software in all set-top boxes and a proportion of the hard drive capacity in some of the Sky+ PVRs and Sky+HD PVRs.

The Group completed its acquisition of Amstrad plc ("Amstrad") in fiscal 2008. The total consideration for the acquisition was £127 million. Amstrad designs, develops and sells standard definition and high definition set-top boxes and PVR set-top boxes and has been a major supplier to the Group for a number of years.

Our set-top boxes use an EPG which has been and continues to be developed for us by NDS Limited ("NDS") and an operating system which we license from OpenTV, Inc. ("OpenTV"). The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all our different types of DTH set-top box once the application is downloaded to the set-top box. This simplifies the development of applications for the set-top box and ensures universal availability of services to all DTH set-top boxes. The operating system in each set-top box is licensed upon payment of a per set-top box royalty by the set-top box manufacturer to OpenTV.

We are currently developing with NDS a new operating system for set-top boxes under the project named Darwin. This new operating system, once downloaded, will mean that we are no longer dependent on the OpenTV operating system and should allow us to develop new applications for the platform much more quickly than at present and without dependency on single source suppliers. We currently expect Darwin to be deployed into our HD capable set-top boxes in calendar year 2010.

Encryption of digital services

VideoGuard is a conditional access technology which can be used to encrypt and decrypt digital television and audio services. We use it to control DTH viewers' access to encrypted satellite non-subscription channels and encrypted digital pay and pay-per-view television and audio channels broadcast on digital satellite for reception in the UK and/or Ireland.

We use the VideoGuard technology and distribute smartcards in the UK and Ireland under an agreement with NDS which expires in 2010, but is renewable, at our option, for a further three years. NDS supplies smartcards and undertakes ongoing security development and other support services in return for the payment of fees by us.

In conjunction with NDS, we maintain a policy of refining and updating the VideoGuard technology in order to restrict unauthorised DTH reception of our services. We take appropriate measures to counter unauthorised reception, including the implementation of over-the-air countermeasures altering authorised smartcards in a manner which then renders counterfeit smartcards obsolete and seeking legal remedies, both civil and criminal, reasonably available to us. We also periodically replace smartcards in circulation with smartcards containing progressively more sophisticated technology. Such replacement has rendered useless all smartcards then in circulation, whether genuine or counterfeit. The first periodic replacement of digital smartcards since our digital launch in October 1998 was successfully completed in November 2003.

In April 2009, we commenced our second routine replacement of digital smartcards. This process is expected to be completed by the end of November 2009 at which point we will switch off the system that supports the old smartcards, meaning that anyone who has not by then started using their new smartcard will no longer be able to view our services. In common with our previous experience, this process is likely to result in some additional churn during the period of switch off.

The new smartcards being deployed include various additional counter-piracy measures which will provide us with an improved capability to counteract attempts to hack our system.

We seek to work with cable operators in the UK to investigate the use of any cable piracy devices. We believe that we have suffered a loss of wholesale cable revenue as a result of the availability of cable piracy devices (in relation to both analogue and digital cable television services). We are unable to quantify this loss, including whether or not such loss is material. We have not (to date) invoiced any cable operator in respect of such lost cable revenue and therefore, such lost revenue has not been recognised within our consolidated financial statements.

We distribute our channels to cable operators via satellite. To enable reception of the satellite signal, a smartcard is located at the site of the cable operator's feed into its cable transmission system, permitting decryption of the signal, which the operator in turn distributes to those of its subscribers (often re-encrypted) who are authorised and equipped to receive the service.

Encryption of channels retailed by third parties

Any potential DTH broadcaster wishing to operate and independently retail an encrypted television service within the UK and Ireland must either acquire an alternative encryption and conditional access technology from someone other than us, and build its own decoder base capable of receiving transmissions encrypted using that technology, or, in respect of digital services, contract with us for conditional access services in respect of access to the installed VideoGuard decoder base.

In addition to providing broadcast conditional access services, both for our own DTH offerings and those of third parties, we provide digital access control services for interactive services produced by us and others, including using a telephone return path to carry out transactions between suppliers and viewers. These broadcast conditional access and access control services are regulated by Ofcom. See "Government regulation – Broadcasting and telecommunications regulation – European Union – Electronic Communications Directives".

Satellites

We contract with SES Astra for the majority of capacity on the satellite transponders that we use for digital transmissions for reception by both DTH viewers and cable operators. SES Astra is 100% owned by SES, a Luxembourg company listed on the Luxembourg Stock Exchange and Euronext Paris. We consider that this arrangement with SES Astra, which is discussed below in further detail, is essential to the business of the Group within the meaning of section 417(5)(c) of the Companies Act 2006.

For the transmission of our DTH service, we have contracted for capacity on 31 transponders from SES Astra on SES satellites Astra 2A, 2B and 2D. We have also contracted, via an agreement with Arqiva, for capacity on four transponders on the Eurobird satellite, which is owned and operated by Eutelsat. In June 2009, we signed a new long term transponder lease arrangement with SES Astra which covers the renewal of the leases on 24 of our transponders. The new transponder leases have expiry dates between 2019 and 2025 and thus provide long term security for the platform. As part of this new lease arrangement we have also signed a new inter-satellite back-up transponder agreement which provides protection for all of our transponders in the event of transponder or satellite failures.

In addition to using some of the transponder capacity that we have contracted to broadcast Sky Channels, some of our transponder capacity (and in some cases all of the capacity on a particular transponder) is sub-contracted to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels.

We have been designated a "non pre-emptible customer" under each of our transponder agreements. This means that, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES Astra or Eutelsat in favour of another broadcaster with pre-emption rights in preference to us. In addition, in the event of satellite or transponder malfunction, we have arrangements in place with SES Astra pursuant to which back-up capacity may be available for some of our transponder capacity based on an agreed satellite back-up plan.

We have also put in place disaster recovery plans in the event that we experience any significant disruption of our transponder capacity. To date, we have not experienced any such significant disruption. However, the operation of both the Astra and Eutelsat satellites is outside our control and a disruption of transmissions could have a material adverse effect on our business, depending on the number of transponders affected and the duration of the disruption.

Our transponder agreements with SES Astra provide that our rights are subject to termination by SES Astra in the event that SES Astra's franchise is withdrawn by the Luxembourg government.

Capital expenditure programme

We continue to invest consistently in capital expenditure required to support our growth strategies. Total capital expenditure for the Group was £411 million in 2009. This included £284 million invested in core services, information systems infrastructure; broadcast infrastructure; new product development; and investments relating to customer service improvements. In addition, £127 million was invested in new property and property improvements.

In November 2007, the Group began construction work on a building to house studios, production and technical facilities as well as office space in Osterley, Middlesex. This will consolidate and replace a number of existing properties which are reaching the end of their operational lives. Given the current conditions in the credit markets and the relative strength of our cash flow, the project will be financed internally for the time being although the Group's intention is to sell and leaseback the property and its freehold when market conditions improve. During the period to 30 June 2009, total expenditure on this project was £92 million which is included within the total estimated construction cost of around £156 million. The Group currently expects separate expenditure of around £77 million in respect of the technical fit out which will allow the Group to benefit from efficiencies by moving to a wholly digital production environment. The facility is due to enter service in 2011.

As is common with capital expenditure projects of this scale, there are risks that they may not be implemented as envisaged; or that they may not be completed either within the proposed timescale or budget; or that the anticipated business benefits of the projects may not be fully achieved.

The customer management centres and Sky In-Home Service Limited

Our customer management centres are based in Scotland and we also have a new customer management centre in Leeds. The centres' functions include the handling of orders from customers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centres to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels and the Sky Distributed Channels. We also deliver customer services for both our own, and certain third party, interactive television services, our telephony services and our video-streaming services.

The customer management centres also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides nationwide installation and servicing of digital satellite reception equipment directly in customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH customer base in relation to digital satellite reception equipment which is both in, and out of, warranty.

During the course of the last nine fiscal years, we have invested more than £300 million in our customer management centres and systems. This expenditure has been focused principally on completely replacing the centres' existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The replacement customer management and billing systems are now functioning in line with expectations.

Playout and uplink facilities

Our uplinking facilities, located at Chilworth in southern England, provide uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat's Eurobird 1 satellite.

Our television channels are distributed from our Osterley and Chilworth sites with each of the sites providing backup service for the other. The Osterley-sourced channels are fed to the uplink sites using a fibre link, which is backed up by a diversely routed secondary link in the case of any malfunction in the

The business, its objectives and its strategy *continued*

primary fibre route. This route passes through the other facility so that, in the case of Chilworth being unavailable, the services can be uplinked directly from the other facility.

For those third parties to whom we sub-contract transponder capacity, we usually have agreements in place to provide uplinking facilities as well.

Minority equity investments

ITV

On 17 November 2006, the Group acquired 696 million shares in ITV plc ("ITV") representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The total consideration paid amounted to £946 million, and was funded by the Group's existing cash balances and its previously undrawn revolving credit facility. This investment has been subject to an in-depth review by the CC (see "Government Regulation – Mergers" below for further details of the CC's findings).

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above the impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence.

NGC Network International LLC and NGC Network Latin America LLC

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographics Channel's television operations outside the US).

Significant agreements

The Companies Act 2006 requires us to disclose the following significant agreements that take effect, alter or terminate on a change of control of the Company:

PL

In August 2006, British Sky Broadcasting Limited (a group subsidiary) entered into an agreement (the "2006 PL Licence") with The Football Association Premier League Limited (the "PL"), pursuant to which the Group was awarded four of six available packages of live audio-visual rights for Premier League football (the six packages are together the "Live Packages").

The PL will not award all of the Live Packages to a single licensee (either on its own or as part of a consortium or through one or more of its related parties) (the "Single Buyer Rule").

Pursuant to the 2006 PL Licence, the PL can suspend and/or terminate all of the rights which are included in, or exercisable as part of, one of the six available Live Packages in the event that a change of control of the Company occurs at any time prior to the expiry of the 2006 PL Licence which, if it had occurred prior to the award of the Live Packages to the Group, would have resulted in a breach of the Single Buyer Rule.

In February 2009 we successfully bid for five of the six available packages of live audio-visual rights for Premier League football in the UK from the beginning of the 2010/11 season to the end of the 2012/13 season. We expect the licence in respect of those packages to include a change of control provision as set out above in relation to the 2006 PL Licence.

Revolving Credit Facility

On 3 November 2004, the Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited entered into a revolving credit facility agreement with Barclays Capital, Citigroup Global Markets Limited, Deutsche Bank AG London, JP Morgan plc and the Royal Bank of Scotland plc (as mandated lead arrangers) and certain other financial institutions (as "Lenders") pursuant to which the Lenders agreed to make available to the Company £1 billion to refinance existing facilities and for general corporate purposes (the "RCF").

On 19 June 2009, the Company entered into a £750 million forward starting syndicated credit facility available for drawing from 30 July 2010 and expiring on 31 July 2012 (the "Forward Start RCF").

Pursuant to both the RCF and the Forward Start RCF, the Lenders can require all amounts outstanding under the RCF and the Forward Start RCF (respectively) to be repaid in the event of a change of control of the Company (other than in the event that News Corporation or any subsidiary or holding company thereof acquires such control).

News Corporation voting agreement

On 21 September 2005, the Company, BSkyB Holdco Inc., News UK Nominees Limited and News Corporation entered into a voting agreement, pursuant to which News UK Nominees Limited's voting rights at any general meeting are capped at 37.19% (the "Voting Agreement"). The provisions of the Voting Agreement cease to apply inter alia, on a change of control of the Company.

EMTN bond issue

On 3 April 2007, the Group established a Euro medium term note programme (the "EMTN Programme") which provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the EMTN Programme is £1 billion.

On 14 May 2007, the Company issued Eurobonds consisting of £300 million guaranteed notes paying 6.000% interest and maturing on 14 May 2027 (the "Notes"). The Notes were issued under the Group's EMTN Programme.

Pursuant to the final terms attaching to the Notes, a holder of the Notes has the option to require the Company to redeem or (at the Company's option) purchase its Notes at its principal amount plus interest for the relevant period if there is a change of control of the Company (i) which, if the Notes carry an investment grade credit rating, results in a downgrade to a non-investment grade rating or a withdrawal of that rating; or (ii) where, if the Notes carry a non-investment grade rating, results in a downgrade by one or more notches or a withdrawal of that non-investment grade rating; or (iii) where, if the Notes do not carry a credit rating, the Company does not seek such a rating or is unable to achieve such a rating.

February 2008 and November 2008 bond issues

In February 2008, the Group entered into an indenture in respect of US$750 million 6.10% senior unsecured notes due 2018.

In November 2008, the Group entered into an indenture in respect of US$600 million 9.5% senior unsecured notes due 2018.

Pursuant to the final terms attaching to the securities, a holder of the securities has the option to require the Company to redeem or purchase its securities at a price equal to 101% of their principal amount plus accrued and unpaid interest up to the date of repurchase, if there is a change of control of the Company (i) which, if the securities carry an investment grade credit rating, results in a downgrade to a non-investment grade rating or a withdrawal of that rating; or (ii) which, if the securities carry a non-investment grade rating, results in a downgrade by one or more notches or a withdrawal of that non-investment grade rating; or (iii) where if the securities do not carry a credit rating, the Company does not seek such a rating or is unable to achieve such a rating.

UK broadcasting licences

The Group is party to a number of Ofcom broadcasting licences for the broadcast of the Sky Channels.

The Broadcasting Act 1990 (as amended by the Broadcasting Act 1996 and the Communications Act) lays down a number of restrictions on those parties permitted to hold Ofcom broadcasting licences. Among those restricted from holding Ofcom broadcasting licences or from controlling a licensed company are (a) local authorities, (b) political bodies, (c) religious bodies, (d) any company controlled by any of the previous categories or by their officers or associates, (e) advertising agencies or any company controlled by such an agency or in which it holds more than a 5% interest.

Licensees are obliged to comply with these ownership restrictions. Failure by a licensee to do so (either by the licensee becoming a "disqualified person" or any change affecting the nature, characteristics or control of the licensee which would have precluded the original grant of the licence) may constitute a breach of the licence and, if not rectified, could result in revocation of the licence.

Material agreements

The following material agreements have been entered into outside the ordinary course of business during the two years immediately preceding the date of this filing:

Bond issues

In February 2008 the Group entered into an indenture in respect of US$750 million 6.10% senior unsecured notes due in 2018

In November 2008 the Group entered into an indenture in respect of US$600 million 9.5% senior unsecured noted due in 2018. (see "Significant agreements" above).

Corporate responsibility

The Group has developed an approach to Corporate Responsibility called 'The Bigger Picture' which focuses on our responsibilities in the way we do business day-to-day; our environmental impact through our own operations and inspiring actions in others; our efforts to widen participation in sport; and, our support for the arts, through our sponsorships and community activities. We also encourage all our people and customers to join in with our Bigger Picture activities.

Until 16 June 2009, the Group had a board and executive-level Bigger Picture Steering Group ("BPSG"), comprising senior executives and two Non-Executive Board Directors to manage this approach, provide leadership and drive corporate responsibility practices. The BPSG met twice during the year and provided regular updates to the Board.

On 16 June 2009, the Board established "The Bigger Picture" Committee as a formal committee of the Board. The Bigger Picture Committee will meet twice a year and its composition and terms of reference are detailed in the Corporate Governance Report on page 52. We have an Environment Steering Group to manage environmental issues, chaired by Jeremy Darroch (CEO) and comprising senior managers from across the business. We also have separate Arts and Cycling steering groups. Other groups are in place to oversee health and safety and human resources policy.

The Group runs an annual risk workshop on corporate responsibility issues and maintains a corporate responsibility risk register. The Group also undertakes consultation with stakeholders that assists in corporate responsibility risk identification. We participate in the Media CSR Forum (a group of responsibility experts working in the media) which helps us identify some specific sector-related issues where we should take responsibility. Our employees can communicate their views on corporate responsibility via the Sky Forum of elected Sky employees and through the annual People Survey.

Our commitment to seeing the Bigger Picture means that we:

1. Operate our business day-to-day in a responsible manner, and strive to do the right thing for every part of the Sky community, based on our understanding of their needs and expectations.
2. Work to foster a culture of doing the right thing and taking responsibility throughout our business so that our people will know how to act in a way that reflects these principles.
3. Create an environment where consumers can trust our products and services; and where they have the ability to consume them with minimum risk.
4. Play our part in contributing positively in areas where we believe Sky has a unique opportunity to make a difference – Sport, Arts and the Environment – and look for ways to enable our customers and people an opportunity to join in with our activities in the UK & Ireland.

The Group produces an annual Bigger Picture review which provides full details of corporate responsibility activities. This information can be found on the web at www.sky.com/corporate

The Group is a member of the FTSE4Good Index, the Dow Jones Sustainability Index, the Global 100 Most Sustainable Corporations list, and has achieved a 'Silver' standard in the Business in the Community Corporate Responsibility Index. The Group takes part in the Carbon Disclosure Project ("CDP") which assesses companies for potential risks and opportunities relating to climate change.

Responsibility

One of our biggest responsibilities is to deliver great service and great products to our customers; to continue to provide our customers with the tools to use our products and services responsibly and safely; and to make these products and services accessible and useable for everyone. We also have to make sure that the way we source and deliver our products and services, and the way we operate day-to-day, is responsible and ethical.

The Group has pioneered market-leading parental control technology for our TV platform, allowing parents to protect their children from material they consider inappropriate. Features include filters to prevent the viewing of selected programmes, the ability to restrict access to specific channels, complete removal of the adult channels from the listings screen, monitoring of spend on Sky Box Office and online and PIN controlled access to classified films broadcast during the day.

We provide all Sky broadband customers with free parental controls for life for their internet connection through McAfee, our internet safety and security partner. We are working with Childnet International, a charity focused on keeping children safe online, to ensure we are providing the best information

Corporate responsibility
continued

for customers on how to use the internet safely. The Group is an active member of the UK Council for Child Internet Safety.

The Group takes seriously the need to provide its services in a way that encourages responsible gambling. All of the Sky Betting & Gambling team receive regular training to ensure that they are equipped with the right knowledge and skills to meet our regulatory and social commitments. We have worked hard to ensure that Sky Bet, Sky Vegas, Sky Poker and Sky Bingo have all been awarded a seal of approval from GamCare, an organisation that promotes responsible gambling, in recognition of the importance we place on delivering the highest industry-recognised standards for customer protection.

We have had a dedicated accessible customer service team for disabled or vulnerable customers since 2003. In 2008/9 we increased this team to over 100 people, now taking over 5,000 calls each week. All of our accessible customer service advisors receive both disability awareness and data protection training. In 2008 we exceeded all Ofcom requirements for subtitling, audio description and sign interpretation, and in 2009 we continue to exceed those requirements. In March 2009 we decided to increase the amount of programming that was supported with audio description to 20% across all Sky channels (except Sky Sports 1 and Sky News). The Ofcom requirement is currently 10%. In response to a new Ofcom requirement for sign presented programming we led the establishment of the British Sign Language Broadcasting Trust ("BSLBT"). The trust has been created by Ofcom as an acceptable alternative to delivering sign presented programming on low audience channels. This new requirement currently affects 19 of Sky channels.

In May 2009 our accessible remote control was awarded the Age OK accreditation from Help the Aged and Age Concern. The Sky remote was the first product in the UK to gain this accreditation, recognising products that have been designed with the needs of older people in mind. The accessible remote is provided free of charge to any customer who would benefit from it.

In 2008/09 the Group has set up a Data Governance Committee ("DGC") to promote and ensure the protection of personal data. The DGC's role is to ensure that appropriate processes and controls are in place to ensure that Sky processes personal data in accordance with Data Protection laws, and that individuals are able to exercise their rights under such laws. The DGC is chaired by Mike Darcey, Chief Operating Officer, and reports to the Executive and Audit Committee. The Group's framework Data Protection Policy has been circulated to all managers to cascade to their staff. The framework policy is designed to outline and promote consistent standards and practices in handling personal data across Sky, and sets out the responsibilities of Sky people in managing personal data, as well as setting out the escalation process should staff become aware of any breaches of the policy. Data protection compliance also extends to all those third parties who process personal data on Sky's behalf.

The Group has developed 'Sky Responsible Sourcing Principles' to ensure our products are manufactured by our suppliers in a safe, ethical and environmentally aware manner. These principles explain what we expect from our suppliers and cover areas such as their environmental management and labour practices. In May 2009, the Group committed to sign up to the new Prompt Payment Code, devised by the government with The Institute of Credit Management (ICM). Signatories of the code commit to pay suppliers on time, give clear guidance to suppliers on payment procedures and terms and to encourage adoption of the code throughout their supply chain.

Environment

Sky aims to lead by example in tackling climate change. As a result we are minimising our environmental impact through our operations and our supply chain, and inspiring action amongst our customers and people in tackling climate change. Our environmental programme comprises five strands: inspiring action, pioneering green technology in the home, creating a smaller operational footprint, influencing our supply chain and measuring our impact. Our environmental performance data is independently assured. We update and audit our carbon footprint each year, using the results to map out which areas we should focus on to achieve the greatest reduction in our own footprint. Over the past four years, we have reduced our emissions by 16%, at a time when we have significantly grown our business.

In 2007, we launched a world first night-time auto standby feature for our set-top boxes. This has now been extended to also include daytime standby, and has been rolled out to all of our customer set top boxes. This will save over £20 million on our customers' energy bills and 90,000 tonnes of CO_2 – more than double Sky's entire carbon footprint. In January 2009 we unveiled a new investment of £233 million to develop Europe's most sustainable broadcasting facility, set to enter service in 2011. Features will include natural ventilation systems, onsite renewable energy generation and rainwater harvesting to irrigate green spaces and to flush all toilets in the building. We have rolled out a new initiative across our supply chain to work with our production suppliers to build environmental excellence into everything we do. The first in a series of initiatives saw us working with Shine Productions to cut emissions arising from the latest production of Gladiators by 35%. On screen we air a range of green programming to cater to varied tastes of our customers.

We are working with our charity partner Global Action Plan to facilitate action in the community. The partnership provides access to a series of nationwide (UK and Republic of Ireland) grass roots initiatives that aim to encourage action on climate change through sustained behaviour change. One of these is Appetite for Action, a sustainable food initiative aimed at primary schools across the UK and Ireland. The initiative launched in September 2008 with a dedicated website for teachers and their pupils. So far over 1,400 schools have registered. We have also developed a volunteering strand specifically for our supply chain which we piloted in April, matching up local teams with local schools to guide them through the initiative. We plan to roll this model out by region with the intention of having a national programme with 150 teams by the end of 2010. Internally, we have an EcoTeams programme to help our employees reduce their environmental impact at home and at work. We are also working together to ensure Global Action Plan is left in a more sustainable position as a charity at the end of our partnership in 2010.

For our staff, we offer incentives from tax-free bike loans to cash-back on hybrid cars. They also receive an online carbon credit card, which allows them to bank credits for environmental activities like cycling to work, which can then be redeemed for rewards.

Further details are included within The Bigger Picture Review which can be accessed via www.sky.com/corporate.

Sport

Sport is an important part of what we do at Sky. We want to encourage participation in sport and help develop future talent. The Group encourages sports participation by customers and staff through three main partnerships.

In 2008/09, the Group became the principal partner of British Cycling for the next five years. Over this time, we will work together to ensure the sport benefits at every level from grass roots through to the elite. We have created our own professional British road cycling team. Team Sky are managed by Great Britain Olympic performance director, Dave Brailsford CBE and are aiming to have the first British winner on the Tour de France within five years. Alongside their professional activity, we hope that Team Sky will inspire the nation to cycle. We have ambitious plans to work with British Cycling to get one million additional people cycling regularly by 2013. Following on from the success of Sky Sports London Freewheel in 2008, where 50,000 cyclists took to traffic free streets, in 2009 we intend to expand our cycling activities to four other cities across the UK to encourage everyone of all levels of ability from local communities to schools and clubs to get on their bikes through our Skyride programme.

Our Sky Sports Living for Sport initiative has been run since 2003, and in 2008 was expanded to become freely accessible to all secondary and high schools in the UK. The initiative uses sport to motivate and inspire 11-16 year olds who are finding life hard at school. Over 17,000 young people from more than 600 schools have benefitted to date. A team of past and present athletes have made over 300 visits to schools around the UK in the last year as part of the project, encouraging, mentoring and inspiring the young people involved. The initiative has been very successful with evaluation revealing that 94% of participating pupils showed improvements in their social skills and 85% of teachers feeling the programme had benefited their young people.

In October 2007, Sky Sports and the England & Wales Cricket Board ("ECB") teamed up to launch the Sky Sports ECB Coach Education Programme. The scheme is designed to equip coaches with the necessary skills to deliver high quality coaching programmes at all levels of the game. In its first two years over 13,000 coaches have been trained, double the original target. The sponsorship was renewed at the end of 2008 for a further two years, enabling the ECB to continue to invest in this crucial area of the game.

Arts

In October 2008, Sky doubled its arts programming with the launch of a second Sky Arts channel. We now broadcast more cultural programming than any other UK broadcaster, with 4 dedicated arts channels. Sky Arts 1 broadcasts the best of contemporary art and Sky Arts 2 focuses on the classics. Both channels are also available in high definition on Sky Arts 1 HD and Sky Arts 2 HD.

At the same time as doubling our arts output, we also announced a new arts sponsorship strategy, which will build on the significant success of our sponsorships of English National Opera, English National Ballet and the Hay Festival, and enable us to support arts companies from across the UK through regional media partnerships and also from this year champion public mass participation in the arts.

In 2008, Sky Arts entered its final year as season sponsor of English National Opera. Since 2003 we will have invested more than £5 million in the company, over six seasons. As our fruitful partnership comes to a close English National Opera announced in 2009 that it is in the "best place it has ever been" and can face the future with confidence.

As the National Tour sponsor of English National Ballet, our support enables the company to tour towns and cities across the UK. In summer 2008, we introduced a new initiative creating adult ballet classes around the English National Ballet tour towns. The classes are open to all, young and old and are intended to give everyone a flavour of working and rehearsing with one of the country's great dance companies.

In May 2009, we entered our third year of broadcast sponsorship of The Hay Festival, one of the world's foremost gatherings of authors, artists, musicians and cultural commentators over ten days. We broadcast daily from Hay and festival visitors attend the filming. We also commissioned young artists to create installations to which visitors can add their own artistic contribution. More than 8,000 visitors took part this year.

The arts also form a core part of Sky's sponsorship of the National Trust's Discovery Programme, a series of projects and initiatives that promote lifelong learning at properties across England and Wales. The Schools Arts Partnership programme offers opportunities for schools from different backgrounds to work together on curriculum based activities that encourage the sharing of ideas and skills in the arts. "Outdoor Theatre" is a series of performances at National Trust properties and we also work with the National Trust to enable people to explore their interest in other areas via a series of Lecture Lunches which allow visitors to find out more about the history, art and wildlife of their local property.

Media partnerships help us to provide an important platform for a diverse range of arts organisations across the UK whilst also enabling us to create exclusive content for Sky Arts viewers. This year we created media partnerships called "Sky Arts Ats" with a variety of regional and national arts organisations including the Mostly Mozart Festival and the National Theatre. A specially commissioned documentary going behind the scenes of all of these events is produced by Sky Arts and shown on the channels over the course of the year. In addition to programming, we also run competitions and offers, both online and in our magazines.

Staff engagement in our arts partnerships is critical to the continued success of our sponsorships. We have created a special programme of arts events, workshops and initiatives called Culture Connection, which enables staff to take part and join in. Working in conjunction with all of our partners as well as young artists, more than 1,800 Sky people have taken part in the programme through a number of activities including dance and singing lessons, drawing workshops or joining the recently formed Sky Choir.

In 2009/10, we will continue to support UK arts by investing in initiatives and partnerships that will make the arts accessible. Through our new two-year sponsorship of Artichoke, launching in July 2009 with Antony Gormley's 'One & Other' commission for the Fourth Plinth in Trafalgar Square, we will work to bring the arts to as wide an audience as possible and enable people to be enriched by them in their daily lives.

Joining In

Our employee engagement programme, "Joining In", supports Sky people to get involved with our community projects in a number of ways, including:

- Providing individual and team volunteering opportunities linked to community partners in Arts, Sport and Environment.
- Providing 16 hours of paid volunteering time per employee, per year.
- Having a generous matched funding policy in place for staff fundraising or payroll giving to the charity of their choice.

The breadth and sustainability of 'Joining In' and our community investment activities led to us being awarded Business in the Community's Community Mark Award in July 2009. We will hold this award for three years.

We have made good progress against our volunteering and payroll giving targets for all staff on Sky's payroll over the last year with volunteering going from 1.28% to 3.64% in the period from November 2008 to May 2009 and payroll giving rising from 2.67% to 3.89% in the same period. We are on schedule to reach our volunteering target of 7.6% by the end of September 2009 and 10% by the end of the year.

We are aiming to have engaged 25% of our total employee base in volunteering by the end of the 2010 calendar year and 5% of our staff in payroll giving in the same time period.

People

Organisation

Our aim is to make Sky a great place to work, an organisation where the best people want to work, stay and build a career. We believe in investing in our people to help them perform at their best and reach their full potential.

People
continued

Sky's values are the foundation of our culture – defining our products and services and the way we relate to each other and our customers. They are:

- Tuned-in – We're in tune with our customers, our people and society.
- Irrepressible – Our energy and innovation is reflected in everything we do.
- Inviting – We work together in an open way to engage customers and each other.
- Fun – We love what we do and we think that shows through.

The average number of full-time equivalent persons employed by the Group during the year was 14,922, an increase of 777 from the previous year.

Talent management

Our people are fundamental to Sky's success. We regard all our people as talent and therefore have invested in making training and development accessible to everyone at every level. In September 2008 we launched the Sky Development Studio. This is available to all employees 24/7 providing access to courses, e-courses, books and DVDs. Since its launch it has achieved 67,000 separate visits and 11,000 e-courses have been downloaded. New management and leadership programs have been introduced for every employee level.

Future Talent

Attracting new talent and growing our own talent is important to us at Sky. We offer formal graduate programmes in Technology, Finance, Marketing, Contact Centres and Supply Chain. We also have two school leaver programmes, an award winning Modern Apprenticeships Programme in our Contact Centre and Supply Chain and "Sky Fast-forward" in Entertainment and Creative. We offer placement schemes for journalist students in Sky News and Sky Sports News.

We have also significantly improved our employer branding with a new online recruitment website. Since its launch in January 2009 it has received approximately 85,000 visits.

Employee Engagement & Involvement

We encourage the involvement of all of our people in our current business initiatives and future plans. Specifically we have an elected body of c70 employees, 'The Sky Forum' which continues to play a key role in communication, representing the views and ideas of our employees, and reviewing our health and safety status. The CEO and other Senior Executives attend every Forum meeting to discuss topics raised and get direct feedback on business issues.

Each year the 'Sky People Survey' collects the views and opinions of all our people. This year approximately 13,000 took part constituting 86% of our workforce our largest ever response. This year there was a measurable improvement in the survey scores. Specifically the response to Sky being a great place to work and how 'engaged' people feel with the business continue to improve.

Feedback we receive from the Forum and Survey is acted upon and as an example, this year we launched new recognition schemes and a long service award programme.

Recognition

At Sky we believe in better. Better products, better services, better teamwork, better entertainment and a better world. Our annual "Team Sky" awards allow our people to recognise and reward individuals and teams who put this belief into everything they do. This year we received more nominations than ever before. Approximately 400 people received significant prizes.

In addition to this programme each business area looks at how they can best engage and recognise their people in a way that supports their local business plans and we operate a number of local recognition plans to support this.

Health and Safety

Health and Safety is a priority in our business. We continually strive to improve every aspect of our employees' safety. In particular we have focused our attention on our installation engineers. We have two Health and Safety Training Centres of Excellence and six regional training centres across the country to ensure all our engineers have comprehensive Health and Safety training before visiting our customers homes. We are now developing a third centre of excellence and launching three new additional Health and Safety training centres.

This year we implemented "Project Driver" to target occupational road risk associated with the millions of miles engineers drive every year. The output of the project has resulted in a decreasing trend in incident numbers and costs despite the marked increase in the size of the van fleet in line with our growing engineer population. Accidents from January to June 2009 have decreased by 38% compared to the same period last year despite a 31% increase in the number of vans.

Well-being

The Sky health and wellbeing initiative 'Keeping Karma' is an on-site activity programme which promotes a proactive approach to health. The programme gives our people the tools, information and understanding to lead a healthy lifestyle.

We also provide our people with a confidential Sky Support Service. Employees and their families can access a 24/7 employee advisory line as well as being able to access an online support site. The site provides useful health information and also offers:

- direct access to counsellors
- debt management advice
- eldercare and childcare advice
- health risk assessments with individualised reports on completion

Diversity

Our policies underpin our diversity objectives – equal opportunity for all irrespective of gender, race, disability, religion, age and sexual orientation. This year a Senior Women's network has been established. Sky has signed up to the Cultural Diversity Network ("CDN") pledge on diversity and has also chaired the CDN Committee from January 2007 to December 2008 inclusive. A new diversity strategy has also been developed to be launched next year to further promote our diversity objectives. Sky remains a member of the Broadcast and Creative Industries Disability Network and a Gold Forum member of the Employers Forum on Disability.

Reward and benefits

Sky offer a range of benefits including the BSkyB Pension Plan, life cover and disability benefits, the Sharesave scheme, a healthcare plan and free Sky+ for all employees. Selected employees receive awards under the Long Term Incentive Plan share scheme and the Sharesave scheme is open to all permanent employees.

To celebrate our 20th anniversary an award of 100 shares was made to every permanent employee. Recipients can keep or sell their "shares" after 3 years provided that they are still in service. This is the first time all employees received such an award and will provide the opportunity for employees to become shareholders of Sky.

Our 'Sky Choices' programme allows employees to make tax and National Insurance savings in areas such as childcare payments and mobile phones. It also supports the environment, by providing savings for a bicycle for travel to work, travel season ticket loans and the costs of personal carbon offsetting. The 'Sky Benefits Extra' programme offers negotiated discounts on a variety of products and services for our employees. To enable our people to understand and track the value of their whole package we launched online total reward statements this year.

Principal risks and uncertainties

This section describes the principal risks and uncertainties that could have a material adverse effect on the Group's business, financial condition, prospects, liquidity or results of operations. These should be read in conjunction with our long-term operating targets, which are set out in "Financial review – Financial and operating review – Trends and other information". Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

The Group's business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group's ability to operate or compete effectively.

The Group is subject to regulation primarily under UK and European Union legislation and it is currently and may be in the future subject to proceedings, and/or investigation and enquiries from regulatory authorities. The regimes which affect the Group's business include broadcasting, telecommunications, competition (antitrust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group's business. The Group's business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group's business, or that of any of the Group's competitors, could have a material adverse effect on the Group's business and/or the results of its operations.

The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group's operations, including those conducted prior to the date of this filing.

On 26 June 2009, Ofcom published its third pay TV consultation document in relation to its ongoing investigation into the UK pay TV industry, which was opened in March 2007. In this consultation document Ofcom confirms its view, on which it consulted in its previous consultation document, that the Group has market power in narrow wholesale markets for premium sports and movie channels and consults on its view that the Group has market power in narrow retail markets for premium sports and movie channels. Ofcom also confirms its view that the Group has, and is acting on, an incentive to limit distribution of those channels to other retailers on platforms other than DTH. Ofcom confirms that it continues to believe that its concerns could be addressed by requiring the Group to wholesale designated premium channels on regulated terms (a "wholesale must-offer obligation") which it proposes to adopt under its sectoral powers and, in this third consultation, Ofcom outlines and consults on the specifics of such an obligation. The wholesale must-offer obligation as proposed would cover Sky Sports 1 and Sky Sports 2 and substantially all of Sky's movie channels (including both HD and SD versions in each case) and includes price and non-price terms; in particular, Ofcom is consulting on a range of regulated wholesale prices for the relevant channels which would be calculated as a discount off retail prices. The range of wholesale prices on which Ofcom is consulting is below the current wholesale rate card terms (see "The business, its objectives and its strategy – Cable distribution"). The wholesale must-offer obligations would be implemented by changes to the Group's TLCS licences (see "Government Regulation – Broadcasting Act licences" below).

In this consultation document, Ofcom also states that it believes that there may be a case for targeted interventions in relation to Subscription Video on Demand ("SVoD") movie rights and in relation to the next PL auction. With regard to SVoD movie rights, Ofcom has stated that if it were to intervene, it is likely that it would make a market investigation reference to the CC. Ofcom is not, however, consulting formally on such a reference at this stage as it first wishes to explore with the relevant movie studios whether their existing commercial plans are likely to result in the more effective exploitation of SVoD rights, thereby avoiding the need for regulatory intervention. Ofcom also has a concern in relation to collective selling of PL rights. The PL's commitments to the European Commission regarding the PL's joint selling of exclusive broadcast rights to football matches (see "Government Regulation – Investigation of Football Association Premier League Agreements" below) will not apply to the PL's next rights auction which is expected in 2012 for the seasons from and including the 2013/2014 season. Ofcom has stated its intention to review with the PL how it intends to ensure that this auction will comply with competition law and has stated that this might involve exploring with the PL whether it is willing to provide new commitments.

Interested parties, including the Group, are invited to respond to the third consultation document by 18 September 2009. Ofcom has stated that it will then consider responses to its consultation before making decisions on whether to intervene under its sectoral powers and whether to issue a consultation on a reference to the CC in relation to SVoD rights.

On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC. In December 2007 the CC completed its review and delivered the final report of its findings to the Secretary of State ("SoS") for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills). The CC concluded that the Group's acquisition of the ITV shares may be expected to result in substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group. The CC also concluded that the acquisition would not materially affect the sufficiency of plurality of persons with control of media enterprises serving relevant audiences. The CC recommended that the Group be required to divest part of its stake such that it would hold less than 7.5% of ITV's issued share capital. Taking into account the CC's findings, the SoS announced on 29 January 2008 his decision to make an adverse public interest finding. The SoS also decided to impose on the Group the following remedies to address the substantial lessening of competition identified in the CC's report: (1) divestment of the Group's shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed) and (2) undertakings requiring the Group not to dispose of its ITV shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.

The Group sought judicial review of the decisions of the SoS and CC before the Competition Appeal Tribunal ("CAT"). VM also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group.

On 29 September 2008, the CAT published a single judgment with respect to both the Group's and VM's appeals. The CAT rejected the Group's appeal and upheld VM's challenge relating to media plurality. In relation to remedies, the

Principal risks and uncertainties
continued

CAT found that the CC and SoS were entitled to find that divestiture to below 7.5% would most appropriately remedy the competition concerns. The Group applied to the CAT for permission to appeal the CAT's judgment to the Court of Appeal ("CoA"). That application was rejected. The Group applied directly to the CoA for permission to appeal the CAT judgment and permission was granted on 17 March 2009. VM also applied for permission to appeal the CAT judgment to the CoA, contingent on the success of the Group's request for permission. VM's request for permission to appeal was also granted by the CoA. The Group and the VM appeals will be heard together at a hearing before the CoA, scheduled for October 2009.

On 2 January 2009, the UK Department for Business, Enterprise and Regulatory Reform ("BERR") (now the Department for Business, Innovation and Skills) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS, the form of which the Group had previously agreed. No further announcement has been made since the consultation closed.

The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.

The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, DSL providers, other DTH providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. The Group's competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group's competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group's (and/or competing) services may be subject to rapid technological change. The Group's competitors' positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.

The Group's advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group's advertising revenue is also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected by the distribution of such channels. These factors will not always be favourable to the Group and developments in those areas may therefore have a negative impact on the Group's advertising revenue. Advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers of on-demand programming may choose not to view that programming on Sky Channels and other channels on whose behalf the Group sells advertising. The Group cannot be certain that its advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of video-on-demand services by other operators.

The Group's ability to compete successfully will depend on its ability to continue to acquire, commission and produce programme content that is attractive to its customers. The programme content and third party programme services the Group has licensed from others are subject to fixed term contracts which will expire or may terminate early. The Group cannot be certain that programme content or third party programme services (whether on a renewal or otherwise) will be available to it at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, the Group cannot be certain that such programme content or programme services will be attractive to its customers, even if so available.

The future demand and speed of take up of the Group's DTH service, and the Group's broadband and telephony services will depend upon the Group's ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of the Group's services will also depend upon the Group's ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of the current slowdown in the rate of economic growth and the recent decline in consumer confidence on the Group's ability to continue to attract and retain customers is uncertain. Therefore, the Group cannot be certain that the current or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.

The Group's business is reliant on technology which is subject to the risk of failure, change and development.

The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group's DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group's contracts with satellite providers were terminated, this would have a material adverse effect on the Group's business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group's transmission systems or up linking facilities, could have a material adverse effect on its business and operations.

The Group is dependent on complex technologies in other parts of its business, including its customer relationship management systems, broadcast and conditional access systems, advertising sales, email platform, supply chain management systems and its telecommunications network infrastructure, including wide area network, LLU, CISCO core IP network, Marconi/Alcatel optical network and complex application servers.

In terms of the delivery of the Group's broadcast services, the Group is reliant on a third party telecommunications infrastructure to distribute the content between its head offices at Isleworth and its primary and secondary uplink sites at Chilworth and Fair Oak.

In addition, the Group's network and other operational systems are subject to several risks that are outside the Group's control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.

Any failure of the Group's technologies, network or other operational systems or hardware or software that results in significant interruptions to the Group's operations could have a material adverse effect on its business.

There is a large existing population of digital satellite reception equipment used to receive the Group's services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smartcards, the hard disk capacity in excess of personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group's business.

The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. The Group estimates that around two million deployed set-top boxes have significant memory constraints and as such it has been necessary to close the EPG launch queue. To date, the Group has been able to carry out software downloads from time to time to reconfigure the memory utilisation in set-top boxes and to accommodate additional and increasingly complex services. In the event that the implementation of such software downloads is no longer a course of action available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed in customers' premises.

Failure of key suppliers could affect the Group's ability to operate its business.

The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network and protect its services. A failure to meet the Group's requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group's ability to deliver its products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group's business.

Sky Talk relies on telecommunications services from network operator BT and failure on the part of BT to meet the Group's requirements for whatever reason may affect the Group's ability to deliver its telephony services to Sky Talk customers.

The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (co-mingling), backhaul circuits to connect that equipment to the Group's network (backhaul extension services) and finally individual copper lines that go between the central office equipment and the end user's house (primarily shared metallic path facility lines). The Group purchases these products from Openreach under terms and conditions outlined in legally binding undertakings given by BT and accepted by Ofcom in lieu of a market investigation reference to the CC following Ofcom's Strategic Review of Telecommunications (the "BT Undertakings"). These stipulate that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an "Equality of Access Board" whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Outside of the Group's LLU areas the Group uses BT Wholesale's IP stream "bitstream" product to provide broadband connectivity to end users. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group's business.

The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.

Direct DTH access to the Group's services is restricted through a combination of physical and logical access controls, including smartcards which the Group provides to its individual DTH customers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smartcards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smartcards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of encryption and other protection technology could impact the Group's revenue from those operators and from its own customers.

The Group's network and other operational systems rely on the operation and efficiency of its computer systems. Although the Group's systems are protected by firewalls, there is a risk that its business could be disrupted by hackers or viruses gaining access to its systems. Any such disruption, and any resulting liability to the Group's customers, could have a material adverse effect on the Group's business.

The Group undertakes significant capital expenditure projects, including technology and property projects.

The Group is currently involved in capital expenditure projects including infrastructure projects. As is common with such projects, there is a risk that the Group's capital expenditure projects may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.

The Group's investment in ITV could be subject to future events outside of the Group's control which could result in a loss in value of the Group's investment.

On 17 November 2006, the Group acquired 696 million shares in ITV representing 17.9% of the issued share capital of ITV, at a price of 135 pence per share. The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. Following this impairment, the Group is required to recognise the effect of any further decline in the value of the equity share price of ITV in the income statement. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence. If the Group were to dispose of all or part of its stake in ITV at a price lower than the equity market price on the date of disposal and lower than a price consistent with the impairment through the income statement on the date of disposal, the Group would be required to recognise a loss on disposal.

Principal risks and uncertainties
continued

The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.

The Group's services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group's rights or content which it owns or licenses, without the Group's, or the rights holder's, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to its online businesses and other digital technology rights.

The Group generates wholesale revenue principally from one customer.

The Group derives its wholesale revenue principally from one customer, VM. On 28 February 2007, the Group's wholesale supply arrangement to supply VM with the Sky Basic Channels expired, though VM continued to carry versions of all the Sky Premium Channels. On 4 November 2008, the Group announced that it had entered into a new agreement to supply VM with certain of the Sky Basic Channels to take effect on 13 November 2008 and run until 12 June 2011. Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of the Group's channels, may adversely influence the Group's wholesale revenue and other revenue which the Group receives from VM in connection with supply of the Sky Premium and Basic Channels which may negatively affect the Group's business.

The Group is subject to a number of medium and long-term obligations.

The Group is party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, its transponder agreements) which impose financial and other obligations upon the Group. If the Group is unable to perform any of its obligations under these agreements and/or arrangements, it could have a material adverse effect on the Group's business.

Government regulation

The sectors in which we operate are subject to both sector-specific regulation, in particular regulation relating to the electronic communications and broadcasting sectors, and general competition (anti-trust) law.

The regulatory regime applicable to the electronic communications and broadcasting sectors is, to a large extent, based on European Community ("EC") law comprised in various EC Directives. A Directive is an instrument of EC law which is addressed to Member States of the European Union, and requires them to adopt national legislation to give effect to its objectives, whilst leaving the precise manner and form of the national legislation to the discretion of the Member State.

Electronic Communications Regulation

EC law

The Electronic Communications Directives

The regulation of electronic communications networks and services and associated facilities is governed by a series of EC Directives, including the Framework Directive, the Access Directive, the Authorisation Directive and the Universal Services Directive (together, the "Electronic Communications Directives"). The Electronic Communications Directives, which came into force in July 2003, are designed to create a harmonised system of regulation across the European Union ("EU").

The Electronic Communications Directives regulate the provision of communications services including telephony and broadband services; they do not regulate the editorial control or content of television broadcasting services but do cover, inter alia, the networks and transmission services which are involved in the broadcasting of such television services as well as the provisions of various services and facilities associated with the operation of digital television platforms, including our digital satellite platform.

The Electronic Communications Directives replace an earlier set of instruments which provided for a regime for the licensing of persons engaged in the provision of relevant telecommunications activities. Under the Electronic Communications Directives, Member States are required to abandon such licensing regimes, and to adopt a system whereby any person is generally authorised to provide electronic communications networks and/or services without prior approval.

Such persons may provide electronic communications networks and services without being subject to detailed regulatory rules. Member States' national regulatory authorities ("NRAs") may apply, as conditions of the general authorisation, only minimal general conditions necessary to achieve certain key objectives of the Electronic Communications Directives (e.g. the availability of adequate directory inquiries services; the ability for consumers to maintain an existing telephone number, even if they switch from one provider to another; and fair treatment of consumers).

Beyond such minimal general conditions, NRAs may impose additional obligations on persons providing specific kinds of electronic communications networks, services, or facilities only where such obligations are specifically envisaged by the Electronic Communications Directives, and are justified and appropriate to allow third party access to particular network infrastructure, services, or facilities or where the NRA has determined that one or more persons active in a particular market enjoy significant market power ("SMP") and that the imposition of additional obligations on such persons is justified and appropriate to avoid adverse outcomes.

The Electronic Communications Directives envisage that such "ex ante" rules (i.e. rules imposed in anticipation of an adverse outcome, rather than by way of "ex post" remedy) should be limited to what is necessary, and used only where an NRA has determined them to be appropriate to restrain the conduct of persons enjoying SMP (which is equivalent to the competition law concept of dominance) or where the Directives otherwise specifically mandate the imposition of ex ante rules.

Accordingly, the Electronic Communications Directives require NRAs in each of the EU Member States to carry out periodic reviews of competition in relevant electronic communications markets and, where a communications provider is found to have significant market power in a relevant market, to impose appropriate regulatory obligations. The European Commission also plays a formal role in the market review process undertaken by NRAs.

In November 2005, the European Commission commenced a review of the functioning of the Electronic Communications Directives. The European Commission published draft legislative proposals for modifying the existing framework in November 2007, with a view to the implementation of a revised framework within the Member States in 2011. The Commission's proposals for reform are still being discussed and their formal adoption will be subject to the conciliation procedure in Autumn 2009 (the conciliation procedure applies if the Council does not approve all the amendments of the European Parliament adopted at its second reading). The main areas where the European Commission has indicated that changes are needed to the existing regulatory framework are:

- putting in place an effective market-oriented strategy for spectrum management in Europe's internal market;
- regulating less, but more effectively, by phasing out ex-ante regulation in a number of markets currently regulated;
- streamlining the market review procedure to make it faster, less burdensome and better focused on real bottlenecks;
- consolidating the single market, by ensuring that EU rules and remedies are applied consistently across all EU Member States;
- preserving and enhancing consumer protection and user rights; and
- enhancing the security and reliability of European communications networks.

UK law

The Electronic Communications Directives have primarily been implemented in the UK by the Communications Act 2003 ("Communications Act"). The Communications Act is enforced by the UK's NRA, Ofcom.

General Conditions of Entitlement

As noted above, the Electronic Communications Directives provide that anyone wishing to provide an electronic communications network or service should be generally authorised to do so, without requiring any licence or other prior approval. This general authorisation is subject in the UK to the 'General Conditions of Entitlement' ("General Conditions"). The General Conditions were adopted under Section 45 of the Communications Act and apply to anyone who is providing an electronic communications network or service.

The Group is subject to the General Conditions in relation to its broadband internet access and public telephony services, including:

- a requirement to ensure that any end-user can access the emergency services;
- a requirement to support number portability for customers wishing to switch to or from another network provider;
- a requirement that customers are offered contracts that satisfy certain minimum standards;
- a requirement to ensure that any end-user can access directory enquiry and operator assistance services;
- a requirement to facilitate the migration by customers between broadband service providers;
- a requirement to publish up-to-date price and tariff information;
- a requirement to provide accurate billing, including itemisation on request; and
- a requirement to publish codes of practice concerning, among other things, the services provided, the handling of customer complaints and sales and marketing.

As a network operator, the Group is also subject to requirements to negotiate network interconnection, to comply with relevant compulsory standards and to take all reasonable steps to maintain (to the greatest possible extent) the proper and effective functioning of its public telephone network.

The Group has published a Code of Practice dealing with our Sky Talk products, services and customer care procedures; a Code of Practice concerning the sales and marketing practices for the Sky Talk telephony service; a Code of Practice for Premium Rate and Number Translation Services; a Code of Practice on dealing with customer complaints; and a Code of Practice relating to the provision of Sky Broadband.

Access-related conditions

Ofcom also has the power under Section 45 of the Communications Act to impose so-called access-related conditions, including conditions relating to conditional access services.

Conditional Access Services Conditions

Access-related conditions have been imposed on our subsidiary Sky Subscribers Services Limited ("SSSL") in relation to the provision of conditional access services. These conditions include:

- a requirement to provide conditional access services upon request, on fair and reasonable terms;
- where a broadcaster in receipt of conditional access services from SSSL also provides programme services to providers of other electronic communications networks (e.g. cable operators), a requirement to cooperate with providers of such other electronic communications networks so that such providers are able to transcontrol (the process of changing a conditional access system) and re-transmit the programme services;
- an obligation to keep separate financial accounts regarding activities as provider of conditional access services;
- where conditional access products and systems are the subject of intellectual property rights, a requirement to make such products and systems available upon reasonable terms and at reasonable charges; and
- a requirement not to discriminate unduly against particular persons or against a particular description of persons.

Currently, only SSSL is subject to access-related conditions imposed by Ofcom relating to conditional access services. However, Ofcom has proposed applying identical conditions to Top Up TV Limited in respect of conditional access services provided via the DTT platform, on which it commenced a public consultation in early 2007.

Continued licence conditions relating to EPGs and access control services

Prior to the entry into force of the new regulatory regime instituted by the Electronic Communications Directives, and implemented in the UK by the Communications Act, the Group operated under a number of class licences issued under the Telecommunications Act 1984. These class licences have largely been revoked. However, certain provisions in these class licences have continued in force as "Continuation Notices" issued under Paragraph 18 of Schedule 9 of the Communications Act, including in particular conditions relating to the provision of electronic programme guides ("EPGs") and access control services for digital transmissions.

We are required under a continuation notice to provide EPG services to other broadcasters on fair, reasonable and non-discriminatory terms and not to favour related companies. Ofcom has consulted on replacing this continuation notice with authorisation conditions under the Communications Act, the deadline for comments on the consultation document having been in March 2004. Ofcom has yet to replace this continuation notice following this consultation and therefore the continuation notice still applies.

SSSL, is currently designated a regulated supplier in respect of its activities in providing access control services to third parties on our DTH platform and it is, among other things, subject to the obligation to provide such access control services on fair, reasonable and non-discriminatory terms and not to favour related companies. This designation, set out in a continuation notice, will remain in place for as long as SSSL is considered to have SMP. In November 2003, Oftel commenced a review under the Communications Act to determine

Government regulation
continued

whether any provider of access control services has (or, in the case of SSSL, continues to have) SMP. The deadline for comments on the consultation document was in January 2004. Ofcom has yet to publish its conclusions to this consultation; in the meantime, SSSL continues to be subject to the regulatory regime under this continuation notice.

Ofcom's Guidelines and Explanatory Statement for the Provision of Technical Platform Services
Effective from 1 January 2007, Ofcom adopted revised guidelines on how, in the event of a dispute or complaint, it would normally interpret the requirement on Sky to ensure that its terms, conditions and charges for the provision of "technical platform services" are fair, reasonable and non-discriminatory ("TPS Guidelines"). (The term "technical platform services" is used to refer collectively to conditional access, electronic programme guide listings services, and access control services).

The TPS Guidelines set out general principles that Ofcom indicates it would apply in assessing whether the Group has complied with the relevant regulatory conditions requiring it to provide technical platform services on fair, reasonable and non-discriminatory terms. These general principles can be summarised as follows:

- the costs that Sky should be entitled to recover from "TPS Customers" should be restricted to costs which it reasonably, necessarily and efficiently incurs in the provision of TPS to those customers or in order to develop and operate the digital satellite platform;
- Sky should be entitled to recover its allowable costs and make a risk adjusted return on its investment;
- costs should only be recovered from those customers that directly cause the costs to be incurred, or that benefit from the costs being incurred; and
- where costs incurred are of benefit to more than one TPS Customer then they should be recovered from each TPS Customer in a way that takes due account of the benefits derived by TPS Customers from those costs being incurred.

The TPS Guidelines also contain guidance on how the "incremental" benefits that a TPS Customer receives from the provision of its chosen mix of "technical platform services" can be measured. Ofcom notes, however, that the Group may choose to adopt different methods for assessing such incremental benefits and characterisation of the costs of various technical platform services, which Ofcom acknowledges it may also consider to be consistent with the relevant regulatory conditions.

The TPS Guidelines also state that an existing or prospective TPS Customer should be provided with sufficient information to allow it to determine the TPS charges that it would expect to pay without having to enter into a commercial negotiation with Sky. Since December 2006, the Group has therefore published a rate card setting out the charges payable for "technical platform services".

Ofcom Review of Wholesale Digital Television Broadcasting Platforms
In October 2006, Ofcom published a document setting out the scope and timetable for a review of wholesale digital television broadcasting platforms. Ofcom indicated that it intends to undertake an analysis of relevant markets and to assess market power in such markets, to be used to inform regulation of conditional access, access control and EPG services, and to review the competition conditions in the DTT multiplex licences. In its consultation document in relation to its pay TV market investigation (see below), Ofcom stated that the more strategic issues which might be considered in this platform review overlap with issues raised in the market investigation, and that the latter may be a better vehicle for consideration of such issues. Ofcom also stated that it has therefore given priority to the market investigation and expects to restart the platform review once there is greater clarity as to the likely range of outcomes of the market investigation. At this stage, the Group is unable to determine whether Ofcom's platform review will have a material effect on the Group.

SMP Conditions
In common with all other operators of fixed public electronic communications networks in the UK, Easynet has been determined to have SMP in the market for fixed geographic call termination services on its own network (i.e. services allowing calls originating on another network to be terminated on Easynet's fixed network). A specific condition has been imposed on Easynet pursuant to Section 45 of the Communications Act requiring it to provide call termination to all public communications providers who reasonably request it on fair and reasonable terms, conditions and charges.

The Group benefits from SMP conditions imposed on BT in other relevant markets. These include conditions requiring BT to provide LLU services and wholesale broadband access services, which the Group uses to provide broadband services to its customers, as well as wholesale line rental, which the Group uses to provide line rental services to its customers. The conditions imposed on BT in these markets include a requirement to provide network access on reasonable request, a requirement not to discriminate unduly and a requirement to publish information about its prices, terms and conditions.

In May 2008, Ofcom published the final statement in its review of the wholesale broadband access markets. In this statement Ofcom announced the removal of regulation of wholesale broadband access in certain areas of the UK, areas which Ofcom believes are now served by effective competition. As a result, wholesale regulation has been lifted in those parts of the country in which four or more wholesale broadband providers operate and where no single company has SMP.

In March 2009, Ofcom published a consultation document, opening its review of fixed narrowband retail services. In the consultation document Ofcom proposes that UK retail markets, with the exception of Hull, are now largely competitive and that BT no longer has SMP in retail fixed narrowband telephone lines for business and residential consumers and retail fixed narrowband calls for business and residential consumers. Ofcom proposes that, as a result, existing SMP regulation (which requires BT not to discriminate unduly and to publish information about its relevant retail prices, terms and conditions) should be lifted which would allow, it considers, BT to bundle fixed narrowband products with broadband and television services, The Group has submitted a response to the consultation.

The Group also benefits from SMP conditions imposed on National Grid Wireless (formerly Crown Castle) and Arqiva (formerly ntl:Broadcast) in relation to the provision of wholesale broadcasting transmission services, which the Group (via the provision by NGW of a managed transmission service) uses to broadcast its services on the DTT platform. The conditions imposed include a requirement to provide Network Access to masts and sites on reasonable request, a requirement not to unduly discriminate and a requirement to provide Network Access on cost oriented terms. In 2007 NGW was acquired by Macquarie UK Broadcast Ventures Limited (which also owns Arqiva).

Enforcement of General Conditions, SMP Conditions, Access-related Conditions and Continued Licence Conditions
Any breach of the General Conditions, SMP Conditions or Access-related conditions could result in Ofcom issuing a direction against us to rectify the breach and a failure to comply with such direction could result in the imposition of a fine or, ultimately, the suspension of the Group's right to provide the relevant network, services or facilities. Decisions by Ofcom to impose new obligations on the Group, or any remedial direction or fine would usually be amenable to appeal to the Competition Appeal Tribunal or, if no appeal is available, may be capable of challenge by way of judicial review before the courts.

The continued licence conditions relating to EPG services and access control services are enforceable by Ofcom using enforcement powers under the Telecommunications Act 1984.

Dispute resolution

In addition to providing for the imposition by Ofcom of specific regulatory obligations, the Communications Act also imposes a duty on Ofcom to resolve certain disputes relating to the provision of Network Access (as defined by Section 151(3) of the Communications Act). In resolving such disputes, Ofcom has the power to do one or more of the following:

- to make a declaration setting out the rights and obligations of the parties to the dispute;
- to give a direction fixing the terms and conditions of transactions between the parties to the dispute;
- to give a direction imposing an obligation, enforceable by the parties to the dispute, to enter into a transaction between themselves on the terms and conditions fixed by Ofcom; and
- to give a direction, enforceable by the party to whom the sums are to be paid, requiring the payment of sums by way of adjustment of an underpayment or overpayment.

Transmission standards

The use of standards for the transmission of television signals is governed by the Electronic Communications Directives (notably the Access and Universal Services Directives), which require EU Member States to impose transmission standards on broadcasters of television services. These requirements on technical standards have been implemented in the UK by The Advanced Television Services Regulations 2003 and are administered by Ofcom.

Irish law

The Group is currently not regulated by the Irish national communications regulatory authority, the Commission for Communications Regulation. In June 2003, the Commission for Communications Regulation clarified that it would not, for the time being, seek to regulate the provision of access to broadcasting networks (or the delivery of content services to end users) in Ireland under the Electronic Communications Directives.

Broadcasting Regulation

EC law

The Audiovisual Media Services Directive (amending the Television Without Frontiers Directive)

The EC Television Without Frontiers Directive 1989 ("TWF Directive"), as revised in 1997, sets out certain basic principles for the regulation of television broadcasting activity in the EU. The UK has adopted a variety of measures to give effect to the requirements of the TWF Directive, including conditions in broadcasting licences. Further details on the broadcasting licensing regime in the UK are set out below.

On 24 May 2007, political agreement was reached on a new Audiovisual Media Services Directive, which amends and updates the TWF Directive (together referred to as the "AVMS Directive"). The Audiovisual Media Services Directive entered into force in December 2007. The EU Member States have been given 24 months in which to transpose the new provisions into national law.

In relation to linear services, the AVMS Directive includes, amongst other things:

- a 'country of origin' principle to ensure that broadcasters are not required to comply with different rules in different EU Member States. Instead, each broadcaster is subject to the primary jurisdiction only of its "home" Member State, determined in accordance with criteria laid down in the TWF;
- rules governing the proportion of transmission time that must be reserved for European works and for European works created by producers who are independent of broadcasters;
- 'qualitative' rules governing the substance of advertising and the standards that must be complied with and 'quantitative' rules regulating the insertion of advertising between or during programmes and/or specifying the maximum duration of advertising;
- rules to ensure that broadcasters do not broadcast on an exclusive basis events which are seen as being of major importance for society, including sporting events, in such a way as to deprive a substantial proportion of the public of the possibility of following such events via live coverage or deferred coverage on free television; and
- rules to ensure the protection of minors and the prevention of incitement to hatred on grounds of race, sex, religion or nationality.

The AVMS Directive extended the scope of European regulation in this area to all audiovisual media services, irrespective of the technology used, and includes both linear and on-demand services. However, on-demand content is only subject to a basic tier of regulation which includes safeguarding essential public interests such as protecting minors, encouraging cultural diversity, preventing incitement to hatred and basic consumer protection rules. Following a public consultation, on 11 March 2009, the UK Government announced its proposals for implementing the AVMS Directive before 19 December 2009. The proposals included giving Ofcom the powers to regulate UK on-demand services, through a co-regulatory body established with industry. Providers of relevant services will have to notify the co-regulator that they are providing a relevant service. Ofcom is also expected to delegate responsibility for the regulation of advertising on on-demand services to the Advertising Standards Authority ("ASA").

The AVMS Directive relaxes rules on the amount and timing of television advertising for linear services. The Directive also allows individual member states to derogate from the prohibition on product placement in certain genres (including films and television series, sports programmes and light entertainment programmes). This derogation does not apply to news, current affairs and children's programmes. Following public consultation, the UK government intends to maintain the prohibition on product placement in linear services, but will allow it for on-demand content.

Broadcasting Act licences

In the UK, the provisions of the TWF Directive are implemented, to a large extent, via the Broadcasting Acts 1990 and 1996 (together, the "Broadcasting Acts"). The Broadcasting Acts also contain additional provisions of national law, beyond the matters required to be covered by the TWF Directive.

The Group is required to hold licences issued under the Broadcasting Acts in relation to its provision of broadcasting services. Compliance with the conditions attaching to these licences is enforced by Ofcom.

We and our broadcasting joint ventures each currently hold a Television Licensable Content Services ("TLCS") licence for each of our respective channels and for a number of other broadcasting services, including our EPG on digital satellite. A TLCS licence permits a channel to be broadcast on cable, DSL and satellite, but does not confer on a TLCS licensee the right to use any specific satellite, transponder or frequency to deliver the service. TLCS licences are granted for an indefinite duration (for so long as the licence remains in force) and new licences are issued by Ofcom if certain minimum objective criteria are met.

Ofcom is currently consulting on a proposal to insert conditions into the TLCS licences for Sky Sports 1, Sky Sports 2 and substantially all of Sky's movie channels (both HD and SD versions in each case) which would require the Group to wholesale those channels on regulated terms (see "Principal risks and uncertainties" above).

Government regulation
continued

We also hold a Digital Television Programme Services ("DTPS") licence, which is required for the distribution of our channels via DTT, and a Digital Television Additional Services ("DTAS") licence for the distribution of other services (including Sky Text) on DTT. In February 2007, the Group announced that it is developing plans for the launch of a subscription television service on DTT. This service is to be retailed under the Picnic brand. An application to amend the Group's Digital Television Programme Services licence was submitted to Ofcom in April 2007. On 26 June 2009, Ofcom stated in its third pay TV consultation document that it will complete this latest consultation before considering again the Group's pay DTT proposal (see "DTT Distribution" above).

In common with all television broadcasting licences issued by Ofcom, our licences require us to comply with any relevant codes and directions issued by Ofcom from time to time. Ofcom (or its predecessors) has published codes and guidance including the following codes:

- *Broadcasting Code:* this includes requirements relating to, among other things, the impartiality and accuracy of news programming, the protection from harm and offence and the portrayal of sex and violence;
- *Code on the Scheduling of Television Advertising:* this Code sets out the rules with which television broadcasters licensed by Ofcom must comply when carrying advertising;
- *Cross Promotions Code:* this is designed to ensure that cross-promotions on television are distinct from advertising and are limited to informing viewers of services likely to be of interest to them as viewers. The Code allows broadcasters to promote "broadcasting-related services" in promotional airtime subject to the requirement that the promotion is provided for no consideration. No consideration will be presumed to have passed where the promoting channel has a shareholding of 30% or more in the promoted channel (or vice versa). The Code also contains additional rules, applicable only to ITV1, Channel 4 and five, requiring all references to digital retail television services or digital television broadcasting platforms to be on an equal and impartial basis;
- *Code on Sports and other Listed Events:* the Broadcasting Act 1996 (as amended by the Communications Act) provides that no UK broadcaster may undertake the exclusive live broadcast of certain sporting or other events of national interest designated by the Secretary of State from time to time ("Listed Events"), whether on a free-to-air basis or subscription basis, without the prior consent of Ofcom. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in the UK. The Code on Sports and other Listed Events was drafted by the Independent Television Commission ("ITC"), Ofcom's predecessor, and sets out how the ITC (and now Ofcom) will apply the rules on Listed Events. In April 2009 an independent advisory panel, appointed by the Secretary of State for Culture, Media and Sport opened a review of the listed events regime. The panel is expected to report to the Secretary of State in the second half of 2009.
- *Code on Television Access Services:* the Communications Act prescribes certain annual targets for television access services (subtitling, audio description and signing) that broadcasters' licensed channels must meet. The Code on Television Access Services sets out Ofcom's guidance on ensuring compliance with these requirements. The Code requires broadcasters to provide quarterly returns on their compliance. In 2008, all of Sky's channels exceeded their relevant target. In December 2007, following a consultation reviewing the provision of signing services by "low-audience" channels, Ofcom published new arrangements for signing on low audience channels. With effect from 1 January 2009, all channels with an audience share of between 0.05% and 1% other than public service channels are excluded from obligations to meet the signing targets set out in the Code on Television Access Services. Excluded channels are instead required to either transmit a minimum of 30 minutes of sign presented programming each month between 7am and 11pm or, with the consent of Ofcom, to implement alternative arrangements which would be likely to provide better assistance for deaf people using sign language. As such an alternative arrangement the Group participates in the BSLBT, which produces sign presented programmes currently broadcast on the Community Channel. The Group's participation in the BSLBT removes the obligation to broadcast sign presented programming on the Group's own channels (with the exception of Sky Sports 1 which continues to be subject to the signing targets set out in the Code on Television Access Services); and
- *Code on Electronic Programme Guides:* this requires all providers of EPGs licensed under the Broadcasting Acts to give public service channels (which currently comprise all BBC television channels, ITV1, Channel 4, five, and S4C Digital and the digital public teletext service) such degree of prominence as Ofcom considers appropriate. The Code also requires that undue prominence is not given on an EPG to channels connected to the EPG operator, that an objective policy for allocating listings on the EPG is maintained and published; and that there is no requirement for exclusivity on an EPG for any service.

As noted above, the TWF Directive includes rules governing, amongst other things, the proportion of transmission time that must be reserved for European works and for European works created by producers who are independent of broadcasters. Specifically, the TWF Directive requires each EU Member State to ensure "where practicable and by appropriate means" that broadcasters falling under its jurisdiction reserve (a) a majority of their transmission time for European works and (b) at least 10% of their transmission time or, at the discretion of the Member State, at least 10% of their programming budget for European works created by producers who are independent of broadcasters (in relation to (b), an adequate proportion of such works should be produced within the five years preceding the transmission). The term "where practicable and by appropriate means" is not defined in the TWF Directive and is left for the interpretation of each Member State. In applying these requirements, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services is excluded.

A condition requiring licensees to comply with these requirements, where practicable, and having regard to any guidance issued by Ofcom, is contained in all Broadcasting Act licences. On 10 February 2005, Ofcom published guidance in relation to compliance with the requirements in the TWF Directive. Ofcom's guidance requires television broadcasters, who consider that it would not be practicable to meet one or more of the quota requirements, to explain why to Ofcom, which will advise whether any remedial measures are necessary.

A number of our channels currently meet the relevant quota requirements for both European works and European independent productions. Some of our channels only meet one of the relevant quotas and some do not meet either quota. For those channels that do not currently reserve the relevant proportion of relevant transmission time to European works or to European independent productions, it may not be practicable to do so, in which case those channels would still comply with the condition in their Broadcasting Act licences. Ofcom has not advised that any remedial measures are necessary in respect of those channels, nor has it advised that it does not accept that it is not practicable for any of these channels to meet the relevant quota requirements.

Enforcement of Broadcasting Act licences

If a licensee is found to be in breach of a condition of its Broadcasting Act licence, Ofcom may issue a direction requiring compliance with the relevant licence condition and may impose a fine. Ofcom also has the ultimate power to revoke a broadcaster's Broadcasting Act licence where it is found to be in breach of its licence (if no other remedies are considered appropriate). Any decision by Ofcom finding a licensee to be in breach of a condition of a

Broadcasting Act licence, including a decision to impose a fine or revoke the licence, could be challenged by way of judicial review before the courts.

Media ownership rules

There are various rules in the Broadcasting Act 1990 (as amended) and the Communications Act governing media ownership. These rules currently preclude us (for as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than a 20% interest in any Channel 3 licence (which covers the 15 regional ITV1 licences and GMTV).

In addition to the media ownership rules governing who can hold a Broadcasting Act licence, Ofcom is also required under the Communications Act to carry out a review whenever a change of control takes place in relation to the holder of certain Broadcasting Act licences, including the Channel 3 licences and the licence for five. Ofcom will review the likely effects of such a change of control on the licensed services, for example in relation to the time available for and scheduling of original productions and news and current affairs programmes. Ofcom has the power to vary the licence holder's licence to address any concerns that it may have following such a review. In November 2006, Ofcom announced that it would consider whether Sky's acquisition of a 17.9% stake in ITV represented a change in control of one or more of the licences in ITV. Ofcom has yet to reach a decision on this review.

In April 2006, Ofcom published guidance on the "definition of control of media companies". This guidance sets out the matters which Ofcom will take into consideration when assessing "control" in this context, and the procedure it will follow when investigating whether "control" exists.

Public Service Broadcasting

On 21 January 2009, Ofcom published its Final Statement of its Second review of public service television broadcasting. The outcome of Ofcom's review was the recommendation of the following priorities: 1) to maintain the BBC's role and funding for its programmes and services at the heart of the overall system; 2) to support investment in and wide availability of high quality original programming and UK and international news, by positioning the Channel 3 and Channel 5 services as commercial networks with a limited public service commitment, with modest licence benefits balanced by appropriate obligations on a sustainable basis; 3) to plan now to ensure the supply of a choice of high quality news alongside the BBC in the devolved nations and English regions and 4) to ensure there is a financially robust alternative provider of public service content alongside the BBC, with Channel 4 at its heart, preferably based on partnerships, joint ventures or mergers, with the scale necessary to sustain effective delivery of public purposes across digital media.

Digital Britain Report

On 16 June 2009, the UK Government published the final Digital Britain report, intended to secure the UK's position as one of the world's leading digital knowledge economies. The key proposals include the following: universal access to 2Mb broadband by 2012; the creation of a fund for investment in the next generation of superfast broadband to ensure it is available to the whole of the UK raised by a 50 pence per month levy on all fixed copper telephone lines; upgrading all national radio stations to DAB by 2015; accelerating current and next generation mobile coverage and services; proposals for new powers for Ofcom to carry out a full assessment of the UK's communications infrastructure every two years, and to have a new duty to promote investment in communications infrastructure; a revised digital remit for Channel 4; a robust legal and regulatory framework to combat Digital Piracy; 'Digital Test Beds' to promote innovation, experimentation and learning around creation and monetization of digital content; a consultation on contained contestability in respect of the TV Licence Fee to secure news in the nations, regions and locally, and possibly children's television programmes; guidance and clarification on the media merger regime and an enhanced evidence role for the regulator in local mergers. Government has launched a number of consultations in relation to these proposals and will consult further in due course, and on 30 June 2009 published proposals for a Digital Economy Bill as part of its legislative programme for 2009/10. The Bill is intended to deliver the objectives set out in the Digital Britain report.

Co-regulation/self-regulation

Ofcom has contracted out responsibility for the regulation of the content of television advertising to the ASA, a co-regulatory body. The Television Advertising Standards Code, which sets out the rules governing the content of television advertising, applies to all Broadcasting Act licensees and is enforced by the ASA. Ofcom retains a backstop power to enforce compliance with the standards in the Code. Similar arrangements exist in relation to training regulatory obligations where the Broadcast Training and Skills Regulator acts as the co-regulatory body.

The Sky Talk and Sky Broadband services are also registered with the telecommunications ombudsman service Otelo, with the consequence that Sky's customers may complain to Otelo about the services they are receiving and Otelo will investigate and decide what action should be taken. As a member of the Ombudsman scheme, Sky has agreed to honour Otelo's decisions.

The Group is a member of the Internet Watch Foundation, which provides a UK hotline for users to report potentially illegal content, specifically child abuse images hosted anywhere in the world or content hosted in the UK which is either criminally obscene or could incite racial hatred.

Irish law

Even though our channels are available in the Republic of Ireland we do not hold any Irish broadcasting licences, as a result of the operation of the "country of origin" principle contained in the TWF (and AVMS) Directive.

A list of designated events in Ireland has been defined under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in Ireland.

Betting and gaming

We carry out our betting and gaming activities through two Group companies, Hestview Limited ("Hestview") and Bonne Terre Limited ("Bonne Terre").

Hestview currently carries out its betting activities under a remote betting licence issued by the Gambling Commission in accordance with the Gambling Act 2005.

Bonne Terre, a company registered in Alderney, carries out its gambling activities (casino, bingo and poker) under a licence granted by the Alderney Gambling Control Commission under the terms of the Gambling Ordinance 2007 and is regulated by that body.

Competition (anti-trust) law

We are subject to the EC competition law regime and to the national competition law regimes in the countries in which we operate.

EC competition rules

Anti-competitive agreements

Article 81(1) of the EC Treaty prohibits agreements and concerted practices between undertakings which may affect trade between EU Member States and which have as their object or effect the prevention, restriction or distortion of competition within the EU. An agreement may infringe Article 81(1) only if it is likely to have an appreciable effect on competition. Agreements which fall within the scope of Article 81(1) will not be prohibited where they meet the criteria set out in Article 81(3), that is, where they improve the production or distribution of

Government regulation
continued

goods or promote technical or economic progress, provided that consumers receive a fair share of the resulting benefit, competition is not substantially eliminated and the agreement does not contain unnecessary restrictions.

Abuse of a dominant position
Article 82 of the EC Treaty prohibits the abuse by one or more undertakings of a dominant position in the EU or a substantial part of it, insofar as the abuse may affect trade between EU Member States.

Enforcement of Articles 81 and 82
Articles 81 and 82 may be enforced by the European Commission, designated national competition authorities in each of the EU Member States and/or by the national courts in each of the EU Member States.

Infringement of Articles 81 or 82 may result in significant consequences including fines, voidness or unenforceability of infringing agreements, prohibition of infringing conduct, potential liability to third parties (notably for damages) and/or the potential for involved directors to be disqualified.

Investigation of Premier League agreements
The European Commission's investigation into the PL's joint selling of exclusive broadcast rights to football matches concluded with the European Commission's adoption, in March 2006, of a decision making commitments offered by the PL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the PL's auction of media rights for the 2007/08 to 2009/10 seasons and to the auction of media rights for the 2010/11 to 2012/13 seasons which occurred in respect of the UK in February 2009. Amongst other things, the commitments provide for the PL to sell six balanced packages of live audio visual rights (including rights via the internet and via mobile), each of which showcase the League as a whole throughout each season. No single bidder is allowed to buy all six packages and packages are sold to the highest standalone bidder. The decision is binding on the PL for the duration of the commitments, but does not bind national competition authorities or national courts.

The Group was awarded four of the six packages of rights to show live audiovisual coverage of PL football matches in the UK for the 2007/08 to 2009/10 seasons. In addition the Group was awarded five of the six packages of rights to show live audiovisual coverage of PL football matches in the UK for the 2010/11 to 2012/13 seasons.

As described in its third PayTV consultation document Ofcom has indicated its intention to review with the PL how it intends to ensure that the PL's next rights auction for the seasons from and including the 2013/14 season will comply with competition laws and has stated that this might involve exploring with the PL whether it is willing to provide new commitments.

Mergers
The European Commission regulates mergers, full function joint ventures (i.e. ones which perform on a lasting basis all the functions of an autonomous economic entity) and the acquisition of holdings which confer decisive influence over an undertaking and which meet certain turnover thresholds specified in the EC Merger Regulation. Such transactions may not be carried out without prior approval of the European Commission. Where the European Commission has jurisdiction to review a transaction under the EC Merger Regulation, national authorities in the EU Member States do not normally have jurisdiction to apply their own competition laws to the same transaction. However, Member States may continue to apply their national laws to mergers, where such laws are directed at securing other public interest objectives (for example, the plurality of the media) and are compatible with EC law.

Sector inquiries
The European Commission also carries out sector inquiries into sectors of the economy where it considers that a market does not seem to be working as well as it should. Sector inquiries may lead the European Commission to open specific investigations under Article 81 or Article 82.

UK competition rules
Anti-competitive agreements
Section 2(1) of the Competition Act 1998 (the "Chapter I prohibition") prohibits agreements or concerted practices which may affect trade within the UK and which have the object or effect of preventing, restricting or distorting competition within the UK. An agreement will only infringe the Chapter I prohibition if it is likely to have an appreciable effect on competition. Agreements which fall within the scope of the Chapter I prohibition will not be prohibited where they meet specific statutory criteria, that is, where they improve the production or distribution of goods or promote technical or economic progress, provided that consumers receive a fair share of the resulting benefit, competition is not substantially eliminated and the agreement does not contain unnecessary restrictions.

Abuse of a dominant position
Section 18(1) of the Competition Act 1998 (the "Chapter II prohibition") prohibits the abuse by one or more undertakings of a dominant position in the UK or a substantial part of it, insofar as the abuse may affect trade within the UK.

Enforcement of the Chapter I and II prohibitions
The Chapter I and II prohibitions may be enforced by the OFT, one of the sector regulators (in the case of the communications sector, Ofcom) or the UK courts.

The Chapter I and II prohibitions must be interpreted in a manner that is consistent with Articles 81 and 82 of the EC Treaty.

Infringement of the Chapter I or II prohibitions may result in significant consequences including fines, voidness or unenforceability of infringing agreements, prohibition of infringing conduct, potential liability to third parties (notably for damages) and/or the potential for involved directors to be disqualified.

Legal proceedings initiated by Virgin Media group
In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anti-competitive strategy designed to weaken Virgin Media group, which allegedly entailed (i) a constructive refusal to supply the Group's basic pay television channels to Virgin Media group for supply via Virgin Media group's cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group's television channels as part of the Group's retail channel offering; and (iii) the Group's purchase of a significant shareholding in ITV (which purchase, it is alleged, was designed principally to damage Virgin Media group's ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content).

The Group had also commenced litigation against VM relating to payments due to the Group under its carriage agreement with VM.

On 4 November 2008, the Group and VM agreed to terminate all High Court proceedings against each other relating to the carriage of their respective channels and announced the conclusion of two carriage agreements. Under the agreements the Group's basic channels are to be carried on VM's cable television service and VM's basic channels would continue to be retailed by Sky on the satellite platform. Both agreements are to operate concurrently until 12 June 2011.

Mergers

The framework for the assessment of mergers under UK law is set out in Part 3 of the Enterprise Act. A relevant merger situation (i.e. a transaction which involves a change of control between previously distinct enterprises) qualifies for investigation by the OFT where it satisfies either a share of supply test or a turnover test. There is no requirement to notify mergers to the OFT nor to obtain prior regulatory clearance, although the OFT has the power to investigate mergers on its own initiative.

Where the OFT reasonably believes that a relevant merger situation has or may have been created, or may be created in future, and has resulted or may be expected to result in a substantial lessening of competition, it has a duty to refer the merger to the CC for further investigation. The OFT may accept remedies offered by the parties instead of making a reference to the CC.

If a reference is made, the CC will decide whether a relevant merger situation has arisen and, if so, whether the relevant merger situation would substantially lessen competition and, if so, will either prohibit the merger or impose appropriate remedies.

In relation to media mergers (i.e. mergers involving newspaper and/or broadcasting enterprises), the Secretary of State also has the power to intervene on the basis of specified public interest grounds including relating to media plurality. Where the Secretary of State issues an intervention notice, the OFT will investigate the competition/ jurisdictional issues and Ofcom will investigate the public interest issues relating to the merger. The Secretary of State will then decide whether to refer the transaction to the CC. The Secretary of State is required to follow the OFT's findings on competition/ jurisdiction. In cases where a reference is made, the CC will investigate both the competition and relevant public interest aspects of the merger and will report its findings to the Secretary of State. Ofcom may also give further advice to the Secretary of State. The Secretary of State will then decide whether the merger operates, or may be expected to operate, against the public interest and, if so, will decide on appropriate remedies. The Secretary of State must accept the CC's findings on competition/ jurisdiction, where relevant.

The Group's investment in ITV

On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. The Group paid 135 pence per share, totalling £946 million. The investment in ITV has been subject to an in-depth review by the CC. In December 2007, the CC completed its review and delivered the final report of its findings to the SoS for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills). The CC concluded that the Group's acquisition of the ITV shares may be expected to result in a substantial lessening of competition arising from the loss of rivalry in an all-TV market between ITV and the Group. The CC also concluded that the acquisition would not materially affect the sufficiency of plurality of person with control of media enterprises serving regulated audiences. The CC recommended that the Group be required to divest part of its stake such that it would hold less than 7.5% of ITV's issued share capital. Taking into account the CC's findings, the SoS announced on 29 January 2008 his decision to make an adverse public interest finding. The SoS also decided to impose on the Group the following remedies to address the substantial lessening of competition identified in the CC's report: (1) divestment of the Group's shares in ITV down to a level below 7.5% within a specified period (which has not been publicly disclosed) and (2) undertakings requiring the Group not to dispose of its ITV shares to an associated person, not to seek or accept representation to the Board of ITV and not to reacquire shares in ITV.

The Group sought judicial review of the decisions of the SoS and CC before the CAT. VM also sought judicial review of the findings of the CC and SoS in relation to media plurality and the remedies imposed. The Group was granted permission to intervene in the review proceedings of VM and VM was granted permission to intervene in the review proceedings brought by the Group.

On 29 September 2008, the CAT published a single judgment with respect to both the Group's and VM's appeals. The CAT rejected the Group's appeal and upheld VM's challenge relating to media plurality. In relation to remedies, the CAT found that the CC and SoS were entitled to find that divestiture to below 7.5% would most appropriately remedy the competition concerns. The Group applied to the CAT for permission to appeal the CAT's judgment to the CoA. That application was rejected. The Group has since applied directly to the CoA for permission to appeal the CAT judgment and permission was granted on 17 March 2009. VM also applied for permission to appeal the CAT judgment to the CoA contingent on the success of the Group's request for permission. VM's request for permission to appeal was also granted by the CoA. The Group and the VM appeals will be heard together at a hearing before the CoA scheduled for October 2009.

On 2 January 2009 the Department for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills) opened a public consultation on draft undertakings implementing the divestment remedy required by the SoS, the form of which the Group had previously agreed. No further announcement has been made since the consultation closed.

The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

Market investigations

Part 4 of the Enterprise Act makes provision for a system of market investigations by the CC. The OFT (or in relation to the communications sector, Ofcom) may make a market investigation reference to the CC where it has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts, or distorts competition in connection with the supply or acquisition of any goods or services in the UK or part of the UK. Instead of making a reference to the CC, the OFT or Ofcom may accept remedial undertakings from the companies concerned.

Where the OFT (or, in relation to the communications sector, Ofcom) makes a market investigation reference to the CC, the CC will conduct a detailed investigation. The CC may decide that remedial action is required if it finds that there is an adverse effect on competition in a market under investigation. Ultimately, the CC has extensive powers to impose remedial action, including requiring divestments, requiring the licensing of know-how or intellectual property, requiring firms to discontinue/adopt certain practices or restraining the way firms would otherwise behave (e.g. imposing price caps).

Ofcom market investigation of pay TV industry

On 26 June 2009, Ofcom published its third pay TV consultation document in relation to its ongoing investigation into the UK pay TV industry, which was opened in March 2007. In this consultation document, Ofcom confirms its view, on which it consulted in its previous consultation document, that the Group has market power in narrow wholesale markets for premium sports and movie channels and consults on its view that the Group has market power in narrow retail markets for premium sports and movie channels. Ofcom also confirms its view that the Group has, and is acting on, an incentive to limit distribution of those channels to other retailers on platforms other than DTH. Ofcom confirms that it continues to believe that its concerns could be addressed by requiring the

Government regulation
continued

Group to wholesale designated premium channels on regulated terms (a "wholesale must-offer obligation") under its sectoral powers and, in this third consultation, Ofcom outlines and consults on the specifics of such an obligation. The wholesale must-offer obligation as proposed would cover Sky Sports 1 and Sky Sports 2 and substantially all of Sky's movie channels (including both HD and SD versions in each case) and includes price and non-price terms; in particular, Ofcom is consulting on a range of regulated wholesale prices for the relevant channels which would be calculated as a discount off retail prices. The range of wholesale prices on which Ofcom is consulting is below the current wholesale rate card terms (see " The business, its objectives and its strategy – Cable distribution"). The wholesale must-offer obligation would be implemented by changes to the Group's TLCS licences (see "Government regulation – Broadcasting Act licences" above).

In this consultation document, Ofcom also states that it believes that there may be a case for targeted interventions in relation to SVoD movie rights and in relation to the next PL auction. With regard to SVoD movie rights, Ofcom has stated that if it were to intervene, it is likely that it would make a market investigation reference to the CC. Ofcom is not, however, consulting formally on such a reference at this stage as it first wishes to explore with the relevant movie studios whether their existing commercial plans are likely to result in the more effective exploitation of SVoD rights, thereby avoiding the need for regulatory intervention. Ofcom also has a concern in relation to collective selling of PL rights. The PL's commitments to the European Commission regarding the PL's joint selling of exclusive broadcast rights to football matches (see "Investigation of Football Association Premier League Agreements" above) will not apply to the PL's next rights auction which is expected in 2012 for the seasons from and including 2013/14. Ofcom has stated its intention to review with the PL how it intends to ensure that this auction will comply with competition law and has stated that this might involve exploring with the PL whether it is willing to provide new commitments.

Interested parties, including the Group, are invited to respond to the third consultation document by 18 September 2009. Ofcom has stated that it will then consider responses to its consultation before making decisions on whether to intervene under its sectoral powers and whether to issue a consultation on a reference to the Competition Commission in relation to SVoD rights.

The Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

Irish competition rules

Our operations in Ireland are subject to the Irish competition law regime which regulates anti-competitive agreements, abuses of a dominant position and mergers.

Environmental regulation

We are subject to environmental regulations that require our compliance. Failure to meet the requirements of such regulations may lead to fines being incurred or damage to our brand image.

Regulations based on EU Directives, notably the Waste Electrical and Electronic Equipment Directive ("WEEE Directive"), the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment Directive ("RoHS Directive") and the Producer Responsibility (Packaging Waste) Regulations (The Packaging Waste Regulations) have placed various obligations upon us. The WEEE Directive and the implementing regulations require producers and distributors of electrical and electronic equipment to finance and enable the recycling and/or disposal of these items in an environmentally sound manner.

The RoHS Directive and the implementing regulations necessitate the removal of stipulated hazardous substances from products placed on the market after mid 2005 within set timeframes and the recovery and recycling of electrical products to specified levels. The Packaging Waste Regulations require companies that handle packaging to finance the recovery and recycling of packaging equivalent to the type and volume of packaging that they have handled each year. These three sets of Regulations apply to our purchase and supply of set-top boxes, routers and other related equipment and require registrations to be completed by us, our suppliers and retailers.

Other changes in the categorisation, segregation, storage and removal of certain hazardous wastes require us to register sites that produce such wastes. Without registration, hazardous wastes are not able to be removed from site for disposal. Incorrect disposal may lead to regulatory action.

We track draft environmental directives and regulations to establish their applicability to the business and enable an appropriate response to be planned and implemented. Of note is the Directive of the European Parliament and of the Council of 6 July 2005 establishing a framework for the setting of ecodesign requirements for energy using products, as well as the Carbon Reduction Commitment (formerly the Energy Performance Commitment), which was proposed in the Climate Change Bill.

Directors' report – financial review

Introduction
The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, included within this Annual Report. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and as adopted by the EU.

Overview and recent developments
The year ended 30 June 2009 ("the current year") has been a year of strong growth, particularly against the backdrop of a challenging economic environment. Our financial performance has been strong and has absorbed the upfront costs of rising demand for our products. We see substantial opportunity ahead and believe that our focus on the customer and our growing capability as an organisation position us well to build a significantly more profitable and durable business for the long term.

During the current year, total revenue increased by 8% to £5,359 million, compared to the year ended 30 June 2008 ("the prior year"). Operating profit for the current year was £813 million, resulting in an operating profit margin of 15%, in line with the prior year. Profit for the year was £259 million, generating basic earnings per share of 14.9 pence, compared to a loss of £127 million and loss per share of 7.3 pence in the prior year.

At 30 June 2009, the total number of DTH customers in the UK and Ireland was 9,442,000, representing a net increase of 462,000 customers in the current year.

At 30 June 2009, the total number of Sky+ customers was 5,491,000, representing 58% of total DTH customers. This represents growth in Sky+ customers of 1,777,000 in the current year. The number of Multiroom customers also continued to grow, increasing by 231,000 in the current year to 1,835,000; 19% penetration of total DTH customers. The Group launched HD on 22 May 2006, and in the current year the total number of Sky+HD customers grew by 815,000 to 1,313,000, representing 14% of total DTH customers.

DTH churn for the current year was 10.3% compared to 10.4% in the prior year.

Cable subscribers to the Group's channels increased to 4,271,000 compared to 1,248,000 in the prior year. This increase is due to the return of Sky Basic Channels on VM's platform from 13 November 2008. The agreement with VM for carriage of the Sky Basic Channels includes fixed annual carriage fees for the Channels and the ability to secure additional capped payments if the Channels meet certain performance related targets.

On 18 July 2006, the Group launched a broadband service for its DTH customers. Sky Broadband continues to grow strongly, increasing by 575,000 customers in the current year to 2,203,000. By the end of the current year, we had unbundled 1,193 telephone exchanges (representing 72% network coverage). The number of Sky Talk customers reached 1,850,000, representing an increase of 609,000 in the current year. The number of Line Rental customers increased by 765,000 in the current year to 917,000.

On 17 November 2006, the Group acquired 696 million shares in ITV, representing 17.9% of the issued capital of ITV at a price of 135 pence per share. The total consideration paid amounted to £946 million including fees and taxes and was funded from the Group's existing cash balances and previously undrawn revolving credit facility. The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence. This investment has been the subject of an inquiry by the CC and the SoS which is currently the subject of an appeal to the CoA (see "Directors' report – review of the business – Government regulation – UK competition rules" for further details).

Corporate
The Board of Directors is proposing a final dividend of 10.1 pence per ordinary share, resulting in a total dividend for the year of 17.6 pence, representing growth of 5% over the prior year full year dividend. The ex-dividend date will be 21 October 2009 and, subject to shareholder approval at the Company's Annual General Meeting ("AGM"), the dividend will be paid on 13 November 2009 to shareholders of record on 23 October 2009.

On 26 September 2008, Lord Rothschild resigned as a Non-Executive Director and Deputy Chairman of the Company. On 10 February 2009, Chase Carey resigned as a Non-Executive Director of the Company and Tom Mockridge was appointed as a Non-Executive Director of the Company in his place.

On 24 November 2008, the Group issued US$600 million Guaranteed Notes paying 9.500% interest and maturing on 15 November 2018. The net proceeds of the offering were used for general corporate purposes, for the refinancing of existing debt and to extend the maturity profile of the Group's debt.

On 19 June 2009, the Company entered into a new £750 million forward starting RCF, which is available for drawing from 30 July 2010, when the existing £1 billion RCF expires. The new facility expires on 31 July 2012 and is syndicated across 11 counterparties.

Operating results
Revenue
Our revenue is principally derived from retail subscription, wholesale subscription, advertising on our wholly-owned channels, the provision of interactive betting and gaming, and installation, hardware and servicing.

Our retail subscription revenue is a function of the number of DTH customers, the mix of services provided and the rates charged. Revenue from the provision of pay-per-view services, which include Sky Box Office, is included within retail subscription or wholesale subscription revenue, as appropriate. Retail subscription revenue also includes retail broadband subscription and Sky Talk revenue.

Our wholesale subscription revenue, which is revenue derived from the supply of Sky Channels to cable and Internet Protocol Television ("IPTV") platforms, is a function of the number of subscribers on cable and IPTV operators' platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although not all cable operators carry all Sky Channels.

Our advertising revenue is mainly a function of the number of commercial impacts, defined as individuals watching one thirty second commercial on our wholly owned channels, together with the quality of impacts delivered and overall advertising market conditions. Advertising revenue also includes net commissions earned by us from the sale of advertising on those third-party channels for which we act as sales representative.

Introduction
continued

Sky Bet revenue represents our income in the period for betting and gaming activities, defined as amounts staked by customers less winnings paid out.

Installation, hardware and service revenue includes income from set-top box sales and installation (including the sale of Sky+HD, Sky+ and Multiroom set-top boxes, and broadband), service calls and warranties.

Other revenue principally includes income from online advertising, telephony income from the use of interactive services (e.g. voting and games), text services, conditional access and access control income from customers on the Sky digital platform, electronic programme guide fees, the provision of business broadband and network services.

Operating expense

Our operating expense arises from programming, transmission, technology and networks, marketing, subscriber management and supply chain and administration costs.

Programming costs include payment for: (i) licences of television rights from certain US and European film licensors including the results of foreign exchange programme hedges; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels to DTH customers. The methods used to amortise programming inventories are described in the "Critical accounting policies" section below.

Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie customer basis, some of which are subject to minimum guarantees, which were exceeded some time ago. During the year, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see note 23 to the consolidated financial statements).

Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per customer for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of customers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per customer fee is payable) continue to be dependent on changes in the customer base, contractual rates, viewing performance and/or the number of channels distributed.

Transmission, technology and networks costs include costs that are dependent upon the number and annual cost of the satellite transponders that we use. Our transponder capacity is primarily acquired from the SES Astra and Eutelsat Eurobird satellites. Transmission, technology and networks costs also include the costs associated with transmission, uplink and telemetry facilities and the costs of operating the Group's broadband network and Sky Talk product.

Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to the growth and maintenance of the customer base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential customers); and (iii) the cost of providing and installing digital satellite reception equipment to customers in excess of the relevant amount actually received from customers for such equipment and installation.

Subscriber management and supply chain costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing customers, including customer handling and customer bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by customers such as Sky+HD, Sky+ and Multiroom set-top boxes, including smartcard costs. Customer management costs and supply chain costs are largely dependent on DTH customer levels and additions to customers in the year.

Administration costs include depreciation, channel management, facilities, other central operational overheads and the expense recognised for awards granted under our employee share option schemes.

For certain trend information related to our revenue and operating expense, see the "Trends and other information" section below.

Financial and operating review
2009 fiscal year compared to 2008 fiscal year
Revenue

The Group's revenue can be analysed as follows:

For the year to 30 June	2009 £m	%	2008 £m	%
Retail subscription	4,184	78	3,769	76
Wholesale subscription	206	4	181	4
Advertising	308	6	328	7
Sky Bet	48	1	44	1
Installation, hardware and service	235	4	276	5
Other	378	7	354	7
	5,359	100	4,952	100

The increase of £415 million in retail subscription revenue in the current year was driven by a 5% increase in the average number of DTH customers and a 6% increase in average retail revenue per customer, reflecting the September television package price increase, strong take up of Sky+HD and increasing additional product penetration in both broadband and telephony. Retail subscription revenue of £4,184 million includes £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.

The total number of UK and Ireland DTH customers increased by 462,000 in the current year, to 9,442,000. This was as a result of gross customer additions of 1,415,000 in the current year and a decrease in DTH churn from 10.4% to 10.3%.

Wholesale subscription revenue increased by £25 million in the current year benefiting from the return of Sky Basic Channels on the VM platform from 13 November 2008. The new agreement with VM includes fixed annual carriage fees for the Channels and the ability to secure additional capped payments if the Channels meet certain performance related targets. At 30 June 2009, there were 4,271,000 (30 June 2008: 1,248,000) UK and Ireland cable subscribers to Sky channels.

Advertising revenue decreased by £20 million in the current year, primarily as a result of a decline in the UK advertising sector. This decrease was partially offset by the fact that prior period revenues included the impact of the non-renewal of the contract to supply Sky Basic Channels to VM.

Sky Bet revenue increased by £4 million in the current year with growth in online customers more than offsetting the decline in TV betting activity.

Installation, hardware and service revenue decreased by £41 million in the current year due to the reduction in the price of Sky+HD and Sky+ set-top boxes. This was partially offset by the increase in Sky+HD and Sky+ additions during the year.

Other revenue of £378 million increased by £24 million in the current year. This increase reflected continued growth in new business and contract wins at Easynet.

Operating expense

The Group's operating expense can be analysed as follows:

For the year to 30 June	2009 £m	%	2008 £m	%
Programming	1,750	38	1,713	40
Transmission, technology and networks	726	16	542	13
Marketing	907	20	743	18
Subscriber management and supply chain	662	15	700	17
Administration	501	11	530	12
	4,546	100	4,228	100

Within programming expense, Sky Sports channels' programming costs increased by 2% to £944 million in the current year with higher costs, inclusive of the biennial Ryder Cup, ICC World Twenty20 cricket tournament and other new agreements, partially offset by lower football costs. Sky Movies channels' programming costs of £278 million decreased by £3 million on the prior year due to an overall reduction in the volume of titles being delivered and savings achieved in contract renewals. News and entertainment programming costs were flat at £205 million.

Included within programming expense for the current year are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs increased by £25 million to £323 million in the current year primarily as a result of an expanded channel line up, particularly in HD, and the new agreement with VM for the carriage of the VMTV channels.

Transmission, technology and network costs increased by £184 million in the current year, of which £130 million related to incremental retail broadband and telephony network costs. The remaining increase primarily reflects the growth in Easynet and an increase in transponder costs.

Marketing costs increased by £164 million in the current year. This increase primarily reflects the strong demand for Sky+HD throughout the period and our decision to accelerate the take up of Sky+HD through a lower retail box price.

Subscriber management and supply chain costs decreased by £38 million in the current year, with the upfront costs related to the accelerated demand for Sky+HD and the growth in our broadband and telephony customer base more than offset by cost effectiveness in our contact centres and supply chain.

Administration costs decreased by £29 million in the current year which was achieved through reductions in headcount, general overheads and legal costs.

Included within administration expense for the year ended 30 June 2009 is £3 million (2008: £21 million) of expense relating to the legal costs incurred to date on the Group's claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure.

Operating profit and operating margin

Operating profit increased by 12% to £813 million in the current year, primarily driven by strong growth in retail subscriptions and cost efficiencies in our operating expenditure. Operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the current year was 15%, which is in line with the prior year.

Joint ventures and associates

Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates increased by £4 million to £19 million in the current year.

Investment income and finance costs

Investment income decreased by £12 million to £35 million in the current period. This was primarily due to lower ITV dividends received, partially offset by interest received on higher cash balances following the bond issuances in February 2008 and November 2008.

Finance costs increased by £43 million to £220 million in the current period. This was mainly due to the bond issuances in February 2008 and November 2008 and an adverse £27 million year on year movement in the non-cash fair value of derivatives and related financial instruments not qualifying for hedge accounting.

Impairment of available-for-sale investment

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all, subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence.

Taxation

The total tax charge for the current year of £197 million (2008: £187 million) comprises a current tax charge of £201 million (2008: £179 million) and a deferred tax credit of £4 million (2008: charge of £8 million). The increase in the tax charge was due to higher profit in the year and write off of a deferred tax balance of £6 million in relation to industrial buildings. There was a phased withdrawal of Industrial Buildings Allowances by the UK Government as part of the 2008 Finance Act which the Group had previously been entitled to claim in respect of its investment in UK-based studio and technical facilities.

Profit for the year and earnings per share

Profit for the year was £259 million compared with a loss of £127 million in the prior year. The increase in profit was primarily due to an increase in operating profit of £89 million and a reduction in the impairment charge in respect of available-for-sale investments of £425 million, partly offset by an increase in taxation of £10 million and the impact of the profit on disposal of a joint venture in the prior year.

Financial and operating review
continued

The Group's earnings (loss) per share are as follows:

	2009 pence	2008 pence
Earnings (loss) per share from profit (loss) for the year		
Basic	14.9	(7.3)
Diluted	14.8	(7.3)
Adjusted earnings per share from adjusted profit for the year		
Basic	25.9	25.1
Diluted	25.7	25.0

In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. See note 10 of the consolidated financial statements for a detailed reconciliation between profit and adjusted profit for the year.

Earnings per share increased from a loss of 7.3 pence in the prior year to earnings of 14.9 pence in the current year. This movement was primarily a result of the decrease in the impairment loss in the available-for-sale investment in ITV recorded in the current year. Adjusted earnings per share increased as a result of a higher adjusted profit for the year.

Balance sheet
Property, plant and equipment and intangible assets increased by £119 million to £1,144 million at 30 June 2009, due to £411 million of additions in the year, partly offset by depreciation, amortisation and impairment of £291 million.

Investments in joint ventures and associates increased by £21 million to £135 million at 30 June 2009, primarily due to the revaluation of our interests in NGC Network International LLC and NGC Network Latin America LLC.

Available-for-sale investments decreased by £77 million to £261 million at 30 June 2009, primarily due to the effect of the decrease in the equity share price of ITV.

Non-current derivative financial assets have increased by £189 million to £202 million at 30 June 2009 due to mark-to-market movements on derivative instruments.

Current assets increased by £239 million to £1,937 million at 30 June 2009, predominantly due to a £179 million increase in cash and cash equivalents and a £76 million increase in inventory. Cash and cash equivalents have increased following an increase in net cash generated from operating activities. Inventories have increased primarily as a result of the impact of the US dollar strengthening against pounds sterling on our US dollar-denominated programme inventory.

Current liabilities increased by £301 million to £2,194 million at 30 June 2009, predominantly due to a £198 million increase in trade and other payables and a £127 million increase in current borrowings. Trade and other payables increased primarily as a result of timing of third party payments. Current borrowings mainly increased following the reclassification from non-current borrowings in respect of the £100 million Guaranteed Notes and the remaining amounts payable for the US$650 million Guaranteed Notes, both repayable in July 2009, and the weakening of pounds sterling against the dollar on US dollar-denominated loans.

Non-current liabilities increased by £82 million to £2,439 million at 30 June 2009, primarily due to the issuance of US$600 million Guaranteed Notes in November 2008, repayable in November 2018, and the weakening of pounds sterling against the dollar on US dollar-denominated loans. This has been partially offset by the reclassification of the £100 million and the US$650 million Guaranteed Notes to current liabilities and a £78 million decrease in non-current derivative financial liabilities due to mark-to-market movements on derivative instruments.

Movements in the balance sheet value of derivative financial instruments are taken to the income statement to offset movements in the underlying related hedged items, which also impacts the income statement. Where the underlying hedged item is not yet recognised, movements in the balance sheet value of the derivative are taken to the hedging reserve, to the extent that hedge accounting is achieved. Movements in the balance sheet value of derivatives not qualifying for hedge accounting are taken to the income statement.

Foreign exchange
For details of the impact of foreign currency fluctuations on our financial position and performance, see note 23 to the consolidated financial statements.

Contingent assets and liabilities
The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

On 7 May 2008, the Nomenclature Committee of the European Commission issued an Explanatory Note "EN" (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the EU. As a consequence the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management's opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US, Japan, Singapore and Taiwan who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.

This matter has been referred by the Tribunal to the European Court of Justice. The Group has also lodged an appeal with HMRC against the assessment for retrospective duty.

As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 30 June 2009 any liability should be considered contingent.

Liquidity and capital resources

An analysis of the movement in our net debt (including related fees) is as follows:

	As at 1 July 2008 £m	Cash movements £m	Non-cash movements £m	As at 30 June 2009 £m
Current borrowings	338	(509)	636	465
Non-current borrowings	2,108	398	(227)	2,279
Debt	2,446	(111)	409	2,744
Borrowings-related derivative financial instruments	214	75	(396)	(107)
Cash and cash equivalents	(632)	(179)	–	(811)
Short-term deposits	(185)	95	–	(90)
Net debt	1,843	(120)	13	1,736

The Group refers to net debt in discussing its indebtedness and liquidity position. Net debt is a non-GAAP measure that management uses to provide an assessment of the overall indebtedness of the Group. The most similar IFRS GAAP measures are current and non-current borrowings.

Management uses net debt to calculate and track adherence to the Group's borrowing covenants as disclosed in note 23 to the consolidated financial statements. Management monitors the Group's net debt position because net debt is a commonly used measure in the investment analyst community and net debt is a key metric used by Moody's and Standard & Poor's in their assessment of the Group's credit rating. As such, management makes decisions about the appropriate investing and borrowing activities of the Group by reference to, amongst other things, net debt.

Our long-term funding comes primarily from our issued equity and US dollar and sterling denominated public debt raised in 2005, 2007 and 2008. As at 30 June 2009, the Group's net debt was £1,736 million. The bonds issued in 1999 that were outstanding at 30 June 2009 were repaid in July 2009. The bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035), the public bond debt issued in 2007 (which is repayable in 2027) and the bond debt issued in 2008 (which is repayable in 2018) have been, and will continue to be, used for general corporate purposes, including the refinancing of maturing debt and extending the maturity profile of our debt. In addition, we may use proceeds of the offerings for acquisitions of businesses and assets in support of our Group strategy.

For details of the Group's facilities and long-term funding see note 22 of the consolidated financial statements. For details of the Group's treasury activities see note 23 of the consolidated financial statements.

Our principal source of liquidity is cash generated from operations combined with access to a £1 billion RCF, which expires in July 2010. At 30 June 2009, this facility was undrawn (30 June 2008: undrawn). A new £750 million forward starting facility was signed in June 2009, and will be available for drawing from July 2010 when the existing £1 billion facility expires. The £750 million facility expires in July 2012.

Furthermore, in April 2007, the Group established a Euro Medium Term Note Programme ("the Programme"). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion, of which £300 million was utilised for the May 2007 bond issue.

Cash flows

During the current year, cash generated from operations was £1,205 million, compared with an inflow of £997 million in the prior year. This increase was due to an increase in operating profit of £89 million, working capital savings and higher depreciation and amortisation expense. Net cash generated from operating activities was further impacted by increase in taxation paid, offset by an increase in interest received.

During the current year, payments for property, plant and equipment and intangible assets were £400 million, compared with £339 million in the prior year, following further progress on a number of capital expenditure and infrastructure projects. A total of £130 million was invested to progress the Group's property and infrastructure projects. We also made payments totalling £16 million in the year to a related party for development of encryption technology, which have been capitalised as an intangible asset. A further £42 million has been invested in data centres and other technology infrastructure and £18 million in set-top box development. The remaining £194 million was invested in core services and the development of new products and services.

The Group did not acquire any subsidiaries in the current year. In the prior year payments for the purchase of subsidiaries amounting to £72 million were primarily due to the acquisition of Amstrad.

During the current year, the Group received net proceeds of £398 million from the issuance of US$600 million Guaranteed Notes in November 2008. In the prior year, the Group issued Guaranteed Notes consisting of US$750 million aggregate principal amount of notes resulting in a net cash inflow of £383 million.

In November 2008 the Group redeemed US$50 million of the Group's US$650 million Guaranteed Notes, due in July 2009, resulting in a cash outflow of £32 million. In February 2009 the Group repaid US$600 million of Guaranteed Notes, resulting in a cash outflow of £367 million, including related derivative financial instruments. In March 2009 the Group redeemed Loan Notes, resulting in a cash outflow of £35 million.

During the current year, interest payments were £217 million, compared to £165 million in the prior year. This increase in payments reflects the increased level of indebtedness following the issue of new Guaranteed Notes in February 2008 and November 2008 in the run up to bond maturities in February and July 2009.

During the current year, equity dividend payments were £298 million, compared to £280 million in the prior year.

The above cash flows, in addition to other net movements of £39 million, and non-cash movements of £13 million resulted in a decrease in net debt of £107 million to £1,736 million.

2008 fiscal year compared to 2007 fiscal year

Revenue

The Group's revenue can be analysed as follows:

For the year to 30 June	2008 £m	%	2007 £m	%
Retail subscription	3,769	76	3,406	75
Wholesale subscription	181	4	208	4
Advertising	328	7	352	8
Sky Bet	44	1	47	1
Installation, hardware and service	276	5	212	5
Other	354	7	326	7
	4,952	100	4,551	100

The increase of £363 million in retail subscription revenue in the 2008 fiscal year was driven by a 5% increase in the average number of DTH customers and a 6% increase in average retail revenue per customer, reflecting the Group's decision made during the prior year not to renew viewing package discounts, the September 2007 price increase, and increasing additional product penetration in both broadband and telephony.

Financial and operating review
continued

The total number of UK and Ireland DTH customers increased by 398,000 in the 2008 fiscal year, to 8,980,000. This was as a result of gross customer additions of 1,311,000 in the 2008 fiscal year and a decrease in DTH churn from 12.4% to 10.4%.

Wholesale subscription revenue decreased by £27 million in the 2008 fiscal year. This reflected both a further reduction in the number of cable television subscribers to Sky's premium channels and the continued effect of VM not carrying Sky Basic Channels on its platform, following the expiry (and non-renewal) of an agreement at the end of February 2007. At 30 June 2008, there were 1,248,000 (30 June 2007: 1,259,000) UK and Ireland cable subscribers to Sky channels.

Advertising revenue decreased by £24 million in the 2008 fiscal year, reflecting the non-renewal of the contract to supply Sky Basic Channels to VM at the end of February 2007.

Sky Bet revenue decreased by £3 million in the 2008 fiscal year. An underlying fall in revenue offset the benefit of the first full year of consolidation of 365 Media and reflected the continued shift from interactive TV betting towards the internet.

Installation, hardware and service revenue increased by £64 million in the 2008 fiscal year due to higher volumes of new and upgrading customers choosing premium-priced hardware, including Sky+ and Sky+HD set-top boxes, and the reintroduction of an installation fee across all products.

Other revenue of £354 million increased by £28 million in the 2008 fiscal year. This increase mainly reflects additional revenue generated from Easynet, growth in website revenues and set-top box sales from Amstrad (acquired in September 2007).

Operating expense
The Group's operating expense can be analysed as follows:

For the year to 30 June	2008 £m	%	2007 £m	%
Programming	1,713	40	1,539	41
Transmission, technology and networks	542	13	402	11
Marketing	743	18	734	20
Subscriber management and supply chain	700	17	618	16
Administration	530	12	443	12
	4,228	100	3,736	100

Within programming expense, Sky Sports channels' programming costs increased by 10% to £929 million in the 2008 fiscal year. This was principally a result of the new PL agreement for the 2007/08 to 2009/10 seasons. The annual cost of the PL rights is fixed over the three year period of the contract. Sky Movies channels' programming costs of £281 million decreased by £4 million on the prior year due mainly to foreign exchange benefits on US dollar purchases. News and entertainment programming costs increased by 11% to £205 million in the 2008 fiscal year, primarily due to continued investment in programming for Sky1.

Included within programming expense for the current year are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs increased by £70 million to £298 million in the 2008 fiscal year. This increase was a result of a non-recurring £65 million receipt in the 2007 fiscal year, arising from certain contractual rights under one of the Group's channel distribution agreements, additional costs including an increase in payments made to Setanta Sports Sarl to include their Premier League games and other content in commercial subscriptions and a 5% increase in the average number of DTH customers. The increase in costs during the 2008 fiscal year was partially offset by savings generated from the renewal of some of our channel distribution contracts on improved terms.

Transmission, technology and network costs increased by £140 million in the 2008 fiscal year, of which £124 million related to incremental retail broadband and telephony network costs and £13 million of additional Easynet costs.

Marketing costs increased by £9 million in the 2008 fiscal year. This increase was driven by an increased number of customers taking discounted premium products, and the costs of the Sky magazine relaunch, partly offset by supply chain savings following the acquisition of Amstrad, the reintroduction of a standard installation fee across all products and reduced broadband marketing costs reflecting higher launch costs in the 2007 fiscal year. Above the line costs remained flat on the 2007 fiscal year.

Subscriber management and supply chain costs increased by £82 million in the 2008 fiscal year primarily due to increased retail broadband and Sky Talk costs reflecting the growth in our broadband and telephony customer base and higher volumes of new and upgrading customers choosing premium priced hardware, including Sky+ and Sky+HD set-top boxes. The increased costs associated with the higher weighting of premium priced hardware were partially offset by the reintroduction of a standard installation charge and supply chain savings delivered through the first time consolidation of Amstrad (acquired in September 2007).

Administration costs increased by £87 million in the 2008 fiscal year, mainly due to increased depreciation following further investment in infrastructure and systems across the business and the impact of new business streams in 365 Media and Amstrad, increased legal costs as a result of ongoing regulatory reviews and litigation.

Included within administration expense for the year ended 30 June 2008 was £21 million (2007: £16 million) of expense relating to the legal costs incurred on the Group's claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. Administration costs for the 2008 fiscal year also include £7 million relating to a restructuring exercise undertaken following a review of operating costs.

Operating profit and operating margin
Operating profit decreased by 11% to £724 million in the 2008 fiscal year. This decrease was driven by the increase in operating expense described above, partly offset by the increase in retail subscriptions. As a result, operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the 2008 fiscal year was 15%, compared to 18% in the 2007 fiscal year.

Joint ventures and associates
Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates increased by £3 million to £15 million in the 2008 fiscal year.

Investment income and finance costs

Investment income increased by £1 million to £47 million in the 2008 fiscal year. The net increase was primarily due to increased cash balances as a result of the issuance of US$750 million Guaranteed Notes in February 2008 and an increase of £9 million in the dividend receivable from our investment in ITV, partly offset by lower levels of cash on deposit in the first half of the year, subsequent to the investment in ITV and Amstrad.

Finance costs increased by £28 million to £177 million in the 2008 fiscal year. This increase was primarily as a result of an increase in the Group's total borrowings, following the issue of Guaranteed Notes in May 2007 and February 2008, and a £3 million decrease in the gain on remeasurement of the value of derivative financial instruments not qualifying for hedge accounting.

Profit on disposal of joint venture

In December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside of the US). The fair value of consideration received was £82 million, realising a profit on disposal of £67 million.

Impairment of available-for-sale investment

At 30 June 2008, the Group recorded an impairment loss of £616 million in the carrying value of its available-for-sale investment in ITV. The fair value of ITV at the balance sheet date was determined with reference to its closing equity share price on 27 June 2008, the last trading day of the Group's fiscal year.

Taxation

The total tax charge for the 2008 fiscal year of £187 million (2007: £225 million) comprised a current tax charge of £179 million (2007: £189 million) and a deferred tax charge of £8 million (2007: £36 million). The decrease in the tax charge was due to lower profits in the year, partially offset by an increase in non deductible expense as a result of the impairment loss in the carrying value of the available-for-sale investment in ITV.

Loss for the year and loss per share

Loss for the 2008 fiscal year was £127 million compared with a profit of £499 million in the 2007 fiscal year, mainly as a result of a decrease in operating profit of £91 million and the impairment of the available-for-sale asset of £616 million, partially offset by a profit on disposal of a joint venture of £67 million and a decrease in taxation of £38 million.

The Group's (loss) earnings per share are as follows:

	2008 pence	2007 pence
(Loss) earnings per share from (loss) profit for the year		
Basic	(7.3)	28.4
Diluted	(7.3)	28.2
Adjusted earnings per share from adjusted profit for the year		
Basic	25.1	26.3
Diluted	25.0	26.1

In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. See note 10 of the consolidated financial statements for a detailed reconciliation from loss to adjusted profit for the year.

Earnings per share decreased from 28.4 pence in the 2007 fiscal year to a loss per share of 7.3 pence in the 2008 fiscal year. This movement was primarily a result of the impairment loss in the available-for-sale investment in ITV recorded in the 2008 fiscal year. Adjusted earnings per share decreased as a result of a lower adjusted profit, partly offset by the effect of our share buy-back programmes. During the 2007 fiscal year, a total of 38 million shares were repurchased for cancellation.

Tabular disclosure of contractual obligations

A summary of our contractual obligations and commercial commitments due by period at 30 June 2009 is shown below:

	Total £m	Less than 1 year £m	Between 1-3 years £m	Between 3-5 years £m	More than 5 years £m
Obligation or commitment					
Purchase obligations					
– Programme rights[1]	3,911	1,024	1,973	865	49
– Set-top boxes	496	496	–	–	–
– Third party payments[2]	204	93	85	26	–
– Transponder capacity[3]	282	52	85	66	79
– Property, plant and equipment[4]	51	51	–	–	–
– Intangible assets	191	30	41	38	82
– Smartcards[5]	491	49	104	108	230
– Other	107	57	43	7	–
Borrowings[6]	2,596	480	–	–	2,116
Interest costs	1,422	140	235	235	812
Operating leases[7]	235	55	76	38	66
Finance leases[8]	71	1	2	2	66
	10,057	2,528	2,644	1,385	3,500

For the avoidance of doubt, this table does not include obligations or commitments relating to employee costs.

(1) At 30 June 2009, the Group had minimum television programming rights commitments of £3,911 million (2008: £2,356 million), of which £445 million (2008: £367 million) related to commitments payable in US dollars for periods of up to seven years (2008: eight years).
Assuming that movie customer numbers remain unchanged from current levels, an additional £551 million (US$879 million) of commitments (2008: £296 million (US$590 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £1 million (2008: £3 million) if customer numbers were to remain at current levels.

(2) The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and commercial customers ('Sky Distributed Channels') and are for periods of up to five years (2008: six years). The extent of the commitment is largely dependent upon the number of retail customers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the retail customer levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £533 million (2008: £636 million).

(3) Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both retail customers and cable operators. The commitments are for periods of up to eleven years (2008: twelve years).

(4) On 21 December 2007, the Group entered into a property development agreement to construct a new production and broadcast centre.

(5) In December 2008, the Group entered into a new contractual agreement with NDS, a related party, for the provision of smartcards.

(6) Further information concerning borrowings is given in note 22 of the consolidated financial statements.

Financial and operating review
continued

(7) At 30 June 2009, our operating lease obligations totalled £235 million (2008: £233 million), the majority of which related to property leases.
(8) At 30 June 2009, our obligations under finance leases were £71 million (2008: £67 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland (which expires in September 2020) and the broadband network infrastructure (which expires in November 2039). For further details see note 22 of the consolidated financial statements.

Trends and other information
The significant trends and factors which have a material effect on our financial performance are outlined below.

The number of DTH homes increased by 462,000 in the current year to 9,442,000, compared to growth of 398,000 in the prior year. We expect growth in customer numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10 million DTH customers in 2010. Sky+ and Multiroom customers both increased substantially in the current year – by 48% and 14% respectively – representing penetration of total DTH customers of 58% and 19% respectively. On 22 May 2006, we launched our HD service and on 28 January 2009, we reduced the retail price of a Sky+HD box to £49. At 30 June 2009 there were 1,313,000 Sky+HD customers, representing a 14% penetration of total DTH customers, an increase of 815,000 in the current year. DTH churn for the current year was 10.3%, compared to 10.4% in the prior year. Over the medium term we expect our DTH churn to remain broadly in line with the current year. We launched our retail broadband service on 18 July 2006, and at 30 June 2009 there were 2,203,000 broadband customers. We expect continued growth in the number of retail broadband connections activated in future years. The number of Sky Talk customers increased by 609,000 in the current year to 1,850,000. We expect growth in Sky Talk customers to continue. Price increases, the increased number of customers to our Multiroom, Sky+HD, Broadband and Sky Talk products and the launch of new services are expected to generate increased retail revenue on a per customer basis.

The operating margin for the current year was around 15%, in line with the prior year. In the short term, we expect operating margin to be impacted by expenditure relating to our ongoing investment in broadband services and the additional investment in accelerating the take-up of Sky+HD.

During the current year, the number of cable homes receiving Sky Channels in the UK and Ireland increased by 3,023,000 to 4,271,000. This reflected the return of Sky Basic Channels on the VM platform from 13 November 2008. The new agreement with VM includes fixed annual carriage fees for the Channels and the ability to secure additional capped payments if the Channels meet certain performance-related targets. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is dependent on the strategies of the relevant cable companies, generally and as they relate to the distribution of our Channels (for further details see "Directors' report – review of the business – Principal risks and uncertainties").

Advertising revenue decreased by 6% in the current year. The UK television advertising sector is expected to remain challenging in future periods, reflecting the continued wider economic uncertainty.

Other revenue of £378 million increased by £24 million in the current year. In the short term, we expect other revenue to be impacted by a reduction in conditional access revenue from Setanta Sports Sarl; however, we expect the impact on operating margin to be offset by the impact of new agreements with other third party channels.

Sky Bet revenue increased by 9% in the current year due to growth in the online betting and gaming business. The business is anticipated to continue to grow as the online business matures.

The Group's programming costs have increased in the current year as a result of increased investment in sports rights and higher third party channel costs. In the short term we expect that programming costs will increase due to continued competition for programming, and as a result of contracts secured during the current year and prior year. These contracts include; five packages of live Premier League rights in the UK for three years from the 2010/11 season; live coverage of the UEFA Champions League for a further three seasons from the 2009/10 season; new live deals for Coca-Cola League, Carling Cup, and Scottish Cup football; an agreement with the England & Wales Cricket Board for all domestic Test, one day and Twenty20 internationals plus the county cricket competitions exclusively live until 2013; the extension of our exclusive live coverage of golf's US Open to 2014; live Rugby Union deals for England's autumn and summer tours with the RFU over five years, a further four seasons with the Heineken Cup and a three year deal for the Guinness Premiership; as well as Super League and international rugby league.

However, over the long term the Group expects programming costs to increase at a slower rate than the increase in revenues. We do expect fluctuations in programming expense on an absolute basis as the relative timing of licence period commencement dates for our programming portfolio may differ year on year.

Transmission, technology and networks costs increased during the current year and are expected to continue to increase in future years at a higher rate than the growth in customers, resulting in an increased cost per customer. This expected increase reflects the cost of operating our Sky Talk service, the growth of our retail broadband service and the Easynet business, increased depreciation charges and the increase in transponder costs.

Marketing costs increased in the current year. We expect marketing costs to increase in the short term, principally due to costs associated with the promotion of our retail subscription services and additional investment in accelerating the take up of Sky+HD.

Subscriber management and supply chain costs decreased during the current year. We expect that customer management costs will increase in future periods due to a greater proportion and volume of Sky+ and Sky+HD customers, with installations that carry higher hardware costs than the standard installations and increased costs associated with our retail broadband services. We expect that this increase will be partly offset by a reduction in the cost of set-top boxes, following the acquisition of Amstrad, improved cost efficiencies throughout the supply chain and the impact of set-top box discounts.

Administration costs decreased in the current year as a result of our focus on managing central costs. Going forward, our aim is to hold the rate of growth in administration costs below that of revenue growth.

The Board of Directors is proposing a final dividend of 10.1 pence per share, which, combined with the interim dividend of 7.5 pence per share, will result in total dividend growth of 5% on the prior year total dividend.

Off-balance sheet arrangements
At 30 June 2009, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of IFRS and the SEC.

Research and development

During the current year, the Group made payments totalling £16 million to a related party for development of encryption technology (2008: £16 million; 2007: £15 million). The Group did not incur any other significant research and development expenditure in the current or prior years.

Related party transactions

The Group conducts any business transactions with companies which are part of the News Corporation group ("News Corporation"), a major shareholder, on an arm's length basis. During the year the Group made purchases of goods and services from News Corporation totalling £212 million (2008: £202 million; 2007: £195 million) and supplied services to News Corporation totalling £40 million (2008: £36 million; 2007: £18 million).

During the year, the Group made purchases of goods and services from joint ventures and associates totalling £51 million (2008: £53 million; 2007: £49 million) and supplied services to joint ventures and associates totalling £15 million (2008: £16 million; 2006: £15 million).

For further details of transactions with related parties, see note 29 of the consolidated financial statements.

Critical accounting policies

The application of IFRS requires our judgment when we formulate our accounting policies and when presenting our financial performance and position in the consolidated financial statements. Judgment is often required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the recoverable lives of particular assets, or in the timing of transaction recognition. A description of our significant accounting policies is disclosed in note 1 of the consolidated financial statements. We consider that our accounting policies in respect of the following are critical:

Revenue

- Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgment. This may involve estimating the fair value of consideration before it is received. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the total consideration from the arrangement is allocated to each element based on its relative fair value. The fair value of each individual element is determined using vendor specific or third party evidence. The amount of revenue the Group recognises for delivered elements is limited to the cash received.
- Judgment is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered, or on more detailed reviews of individually significant balances.

Taxation

- The Group's tax charge is the sum of the total current and deferred tax charges. The calculation of the Group's total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.
- Accruals for tax contingencies require management to make judgments and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management's interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of the likely resolution of the issue through negotiation and/or litigation.
- The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group's best estimation and judgment, as described above. However, the inherent uncertainty regarding the outcome of these items means the eventual resolution could differ from the provision and in such event the Group would be required to make an adjustment in a subsequent period which could have a material impact on the Group's profit and loss and/or cash position.

Goodwill

- Judgment is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.
- Judgment is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.

Intangible assets and property, plant and equipment

- The assessment of the useful economic lives of these assets requires judgment. Depreciation and amortisation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.
- Determining whether the carrying amount of these assets has any indication of impairment also requires judgment. If an indication of impairment is identified, further judgment is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.
- Assessing whether assets meet the required criteria for initial capitalisation requires judgment. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

Available-for-sale investments

- The key areas of judgment in respect of available-for-sale investments are the assessment of whether there is objective evidence that a loss event has occurred after initial recognition of an available-for-sale investment, and whether such a loss event has a reliably measurable impact on the estimated future cash flows of the investment. At each balance sheet date, management considers whether there is objective evidence that a loss event has occurred and whether it has had an impact on the estimated future cash flows of the available-for-sale investment. If a loss event has occurred, management would then consider whether an impairment loss has occurred and the quantum of that loss.
- As at 30 June 2009, the Group's available-for-sale investments included a material investment in ITV which has been impaired in the year. The factors management considered in determining whether an impairment loss in ITV had occurred included observable data about the estimated future cash flows of ITV based on ITV's publicly available financial reporting and announcements, publicly available information from financial commentators about ITV and the market in which it operates, the historical performance of

Financial and operating review
continued

ITV's share price, and the regulatory environment affecting ITV and the Group. The ITV impairment losses accounted for have been determined with reference to ITV's closing equity share price at 27 March 2009, the last trading day of the Group's third fiscal quarter. All subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve.

Deferred tax

- The key area of judgment in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilised.

Programming inventory

- The key area of accounting for programming inventory requiring judgment is the assessment of the appropriate profile over which to recognise amortisation in the income statement. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast and the value associated with each broadcast.
- For general entertainment programming, in order to perform this assessment of amortisation profile, we consider the expected number of viewers a programme is likely to achieve on repeat broadcast, the alternative programming available to the programming scheduler, the potential marketing benefits relating to the scheduling of certain programmes and the Group's assessment of its competitors' scheduling intentions when determining the amount of programme expense to recognise for each broadcast. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile.

Property

Our headquarters are located at leasehold and freehold premises in Isleworth, England. We own or lease approximately 170 properties, the majority of which are located in the UK. The principal properties of the Group we own and lease are as follows:

Location	Tenure	Use	Approximate square foot net internal area
1 to 8 Grant Way, Isleworth, England	Freehold	Offices, studios, technology and storage	313,085
New Horizons Court, Brentford, England	Leasehold	Offices	159,632
1, 2, 3, 4 and 5 Macintosh Road, Livingston, Scotland	Freehold	Contact centres	153,030
Carnegie Campus, Dunfermline, Scotland	Freehold	Contact centre	95,852
Marcopolo House and Arches, Queenstown Road, London, England	Leasehold	Sub-let offices	85,509
1 Brick Lane, London, England	Leasehold	Office & technical	77,000
West Cross House, Brentford, England	Leasehold	Offices	72,194
Unit 1 West Cross Industrial Park, Brentford, England	Leasehold	Warehouse & Offices	72,194
The Chilworth Research Centre, Southampton, England	Leasehold	Satellite uplink	61,937
Athena Court, Isleworth, England	Freehold	Offices	53,583
Chancellor House, 19 Thomas More Square, London, England	Leasehold	Offices	53,293
Great West House (floors 4-9, 13), Brentford, England	Leasehold	Offices	36,749
123 Buckingham Place Road, London, England	Leasehold	Offices	36,686
Centre Helfent, 1 rue Pletzer, L-8080 Betrange, Luxembourg	Leasehold	Offices	2,637

Directors' report – governance

Board of Directors and senior management

Our Directors are as follows:

Name	Age	Position with the Company
Jeremy Darroch	47	Director (Chief Executive Officer)
David F. DeVoe	62	*Director
David Evans	69	**Director
Nicholas Ferguson	60	**Director (Senior Independent Director & Remuneration Committee Chairman)
Andrew Griffith	38	Director (Chief Financial Officer)
Andrew Higginson	52	**Director (Audit Committee Chairman)
Allan Leighton	56	**Director
Tom Mockridge	54	*Director
James Murdoch	36	*Director (Chairman)
Jacques Nasser	61	**Director
Dame Gail Rebuck	57	**Director (The Bigger Picture Committee Chairman)
Daniel Rimer	38	**Director
Arthur Siskind	70	*Director
Lord Wilson of Dinton	66	**Director(Corporate Governance and Nominations Committee Chairman)

* Non-Executive
** Independent Non-Executive

A number of Board changes occurred during the year. On 26 September 2008, Lord Rothschild resigned as a Non-Executive Director and Deputy Chairman of the Company. On 10 February 2009, Chase Carey resigned as a Non-Executive Director of the Company and Tom Mockridge was appointed as a Non-Executive Director of the Company in his place.

Our senior management who are not members of the Board of Directors ("Senior Executives") are as follows:

Name	Age	Position with the Company
Deborah Baker	50	Director for People
Andy Brent	49	Group Brand Marketing Director
James Conyers	44	General Counsel
Robin Crossley	50	Strategic Adviser, Technology
Mike Darcey	44	Chief Operating Officer
Barney Francis	38	Managing Director, Sky Sports
Dave Gormley	46	Group Company Secretary
Didier Lebrat	49	Chief Technology Officer
Graham McWilliam	37	Group Director of Corporate Affairs
William Mellis	53	Group Director of Business Performance
David Rowe	50	Managing Director, Enterprise
Brian Sullivan	47	Managing Director, Customer Group
Sophie Turner Laing	48	Managing Director, Entertainment and News
Alun Webber	43	Group Director of Strategic Project Delivery

None of the Senior Executives listed above holds directly more than 1% of the issued share capital in the Company.

Further information with respect to the Directors and Senior Executives is set out below.

Board of Directors

Jeremy Darroch was appointed as Chief Financial Officer ("CFO") and a Director of the Company on 16 August 2004. On 7 December 2007, Mr Darroch was appointed Chief Executive Officer ("CEO") of the Company and relinquished the role of CFO. Mr Darroch joined DSG International plc ("DSG"), formerly Dixons Group plc, in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to DSG, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. Mr Darroch is a Non-Executive Director and the Chairman of the Audit Committee of Marks & Spencer Group plc.

David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its CFO since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of NDS Group plc ("NDS Group") since October 1996.

David Evans was appointed as a Director of the Company on 21 September 2001. Since October 2007, Mr Evans has been Chairman of Tucker Box Entertainment Pty Limited, a television and feature film production company. Mr Evans was previously President and CEO of Crown Media Holdings, Inc. and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. ("TINTA") from January 1998. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation, President and CEO of Sky Entertainment Services Latin America, LLC, and President and Chief Operating Officer of The Fox Television Network.

Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and Senior Independent Non-Executive Director on 12 June 2007. Mr Ferguson is Chairman of SVG Capital plc, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.

Andrew Griffith was appointed as CFO and a Director of the Company on 7 April 2008. Mr Griffith joined Sky in October 1999 and held a number of finance roles prior to his appointment as CFO. Mr Griffith previously worked at the investment bank Rothschild, where he advised a range of clients in the technology, media and telecommunications sectors. Mr Griffith is a member of the 100 Group of Finance Directors and the Institute of Chartered Accountants in England and Wales and has a degree in law from Nottingham University.

Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Chief Executive of Retailing Services and Group Strategy Director of Tesco plc ("Tesco"). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.

Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992 and was appointed CEO in September 1996. In November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned from all of these positions in September 2000. Mr Leighton is currently Deputy Chairman of Selfridges & Co. Limited, George Weston Limited and Loblaws Companies Limited. Mr Leighton was Chairman of Bhs Limited until January 2008 and Chairman of The Royal Mail Group until March 2009.

Tom Mockridge was appointed as a Director of the Company on 10 February 2009. Mr Mockridge is the CEO of Sky Italia and Chief Executive, European Television of News Corporation where he oversees News Corporation's television operations in Europe, outside the UK. Prior to joining Sky Italia, Mr Mockridge held various roles at Star Group Limited ("Star") and was previously CEO of Foxtel, News Corporation's Pay-TV joint venture with Telstra.

James Murdoch was appointed as a Director of the Company on 13 February 2003 and as CEO with effect from 4 November 2003. On 7 December 2007, he was appointed Non-Executive Chairman of the Company having relinquished the role of CEO. Mr Murdoch is Executive Chairman and CEO, Europe and Asia, at News Corporation and is a member of News Corporation's Board of Directors and Executive Committee. Between May 2000 and November 2003, he was Chairman and CEO of Star. Mr Murdoch was appointed a Non-Executive Director of GlaxoSmithKline plc in May 2009. He also serves on the Board of YankeeNets, the Board of Trustees of the Harvard Lampoon and on the Leadership Council of The Climate Group.

Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser is currently a Partner of One Equity Partners and serves on the Board of BHP Billiton and the International Advisory Board of Allianz A.G. Until January 2008, Mr Nasser served on the Board of Brambles Limited and Quintiles Transnational Corporation. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser's significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser's work for Australian industry, as an advisor to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

Dame Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Dame Gail is Chairman and CEO of The Random House Group Limited, one of the UK's leading trade publishing companies. Dame Gail was a Trustee of the Institute for Public Policy Research from 1993 to 2003, a Trustee of the Work Foundation from 2001 to 2008, and was for three years a member of the Government's Creative Industries Task Force. Dame Gail is a Trustee of the National Literacy Trust, a Director of Skillset, and sits on the Council of the Royal College of Art. Dame Gail was awarded a CBE in the 2000 New Year's Honours List and was made a Dame in the 2009 Queen's Birthday Honours List. Dame Gail was also named 2009 Veuve Clicquot Business Woman of the Year.

Daniel Rimer was appointed as a Director of the Company on 7 April 2008. Mr Rimer is a General Partner of the venture capital firm Index Ventures Management Limited ("Index Ventures") and established the firm's London office. He currently serves on a number of boards including Joost N.V., Oanda Corporation, Spot Runner Inc., FON Wireless Limited, Stardoll Inc. and Viagogo Limited. Prior to joining Index Ventures, Mr Rimer was a General Partner of The Barksdale Group and, previously, Managing Director of Hambrecht & Quist's (now JP Morgan) Equity Research Group.

Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was a Director of NDS Group from 1996 until February 2009, a Director of NAI from 1991 until January 2005, and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of Fox Entertainment Group from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind was an Adjunct Professor of Law at the Georgetown Law Center from 2005 to 2007. Mr Siskind was Adjunct Professor of Law at the Cornell Law School from 2007 until 2009. Mr Siskind has been a member of the Bar of the State of New York since 1962.

Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. Lord Wilson retired from the Civil Service in 2002 after serving 36 years in a number of UK Government departments including the Department of the Environment (appointed Permanent Secretary in 1992), the Home Office (appointed Permanent Under Secretary in 1994), and was appointed Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. In October 2006, he became Non-Executive Chairman of C. Hoare and Co, Bankers. From April 2003 until October 2007, Lord Wilson was a Non-Executive Director of Xansa plc. Lord Wilson was made a peer in November 2002.

Alternate Directors

A Director may appoint any other Director or any other person to act as his Alternate. An Alternate Director shall be entitled to receive notice of and attend meetings of the Directors and committees of Directors of which his appointer is a member and not able to attend. The Alternate Director shall be entitled to vote at such meetings and generally perform all the functions of his appointer as a Director in his absence.

On the resignation of the appointer for any reason the Alternate Director shall cease to be an Alternate Director. The appointer may also remove his Alternate Director by notice to the Company Secretary signed by the appointer making or revoking the appointment. An Alternate Director shall not be entitled to fees for his service as an Alternate Director.

James Murdoch, David DeVoe and Arthur Siskind have appointed each of the others to act as their Alternate Director. David Evans has appointed Allan Leighton as his Alternate Director.

Directors' interests

The Directors' interests in the ordinary shares and options of the Company are disclosed within the report on Directors' remuneration on pages 58 to 66.

Directors' powers

Details of the powers of the Company's Directors are disclosed in "Memorandum and Articles of Association – Directors" on page 124.

Senior executives

Our Senior Executives are as follows:

Deborah Baker joined us in December 2007 as our Director for People. She leads our Human Resources team including organisation and people development, talent resourcing and management, and Human Resources services such as health and safety, reward & recognition and wellbeing and delivery.

Andy Brent joined us in October 2008 as Group Brand Marketing Director with responsibility for brand marketing across our growing range of products and services and exclusive content.

James Conyers joined us in April 1993 as Assistant Solicitor. During 1998 he was appointed as our Deputy Head of Legal and Business Affairs. In January 2004, he was appointed as our Head of Legal and Business Affairs, and in September 2005, he was appointed as our General Counsel.

Robin Crossley joined us in 1988 and was appointed National Operations Manager in 1989. He left in 1991 but subsequently rejoined us in June 1995 as Director of Digital Development. In January 2001, Mr Crossley was appointed Strategic Adviser, Technology.

Mike Darcey joined us in February 1998 as our Head of Strategic Planning and in July 2002 he was appointed as our Group Director of Strategy. In February 2006, he was appointed Group Commercial and Strategy Director with extended responsibility for a new group that combined our Strategy, Future Technology, Research and Development and Business Development teams. Mr Darcey was appointed Chief Operating Officer in December 2006.

Board of Directors and senior management
continued

Barney Francis joined us in April 1999 as a Producer. In July 2009, he was appointed Managing Director, Sky Sports in place of Vic Wakeling, who stepped down from the role on 30 June 2009.

Dave Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.

Didier Lebrat joined us in December 2006 as Chief Technology Officer. This role includes overall responsibility for the Information Technology, Network Infrastructure and Broadcast Technology, and Customer and Interactive Technology teams.

Graham McWilliam joined us in April 2000 as Strategic Planning Manager. In 2003, he was appointed Deputy Head of Strategy and in 2006, Director of Corporate Communications and Policy. In March 2008, Mr McWilliam was appointed as our Group Director of Corporate Affairs. This role includes responsibility for our Corporate Communications, Policy and Public Affairs, Internal Communications, and Bigger Picture activities.

William Mellis joined us in September 2004 as Director of Acquisition responsible for new customer sales. In February 2006, Mr Mellis became Director of Customer Acquisition and Retention, adding responsibility for marketing to and retaining our customers. In May 2008 Mr Mellis was appointed Deputy Managing Director, Marketing for the Customer Group and in June 2009, he became Group Director of Business Performance. This role includes overall responsibility for enabling the organisation to drive forward a number of important cross-functional initiatives that will help transform our future business performance.

David Rowe joined us in July 2006 as Managing Director, Enterprise Business and is responsible for our business-to-business services across both television and telecoms. Mr Rowe was CEO of Easynet Group plc until it became part of Sky in January 2006. In November 2006, Mr Rowe's role was expanded to include overall responsibility for Sky Bet.

Brian Sullivan joined us in February 1996 as Subscriber Marketing Manager and held a succession of roles across products, sales and marketing until 2006. In November 2006, Mr Sullivan was appointed as Managing Director, Customer Group with responsibility for marketing strategy, product development and management, sales, retention, customer service, field operations, supply chain and overall customer growth, across our residential television, broadband and telephony businesses.

Sophie Turner Laing joined us in March 2003 as Director of Film Channels & Acquisitions. In 2004, she was appointed Deputy Managing Director, Sky Channels and Services. In March 2008, she was appointed Managing Director, Entertainment with overall responsibility for the multi-platform content strategy for Sky's wholly-owned entertainment channels. In July 2009, Ms Turner Laing's role was expanded to include overall responsibility for Sky News.

Vic Wakeling joined us in 1991 as Head of Football, taking over as Head of Sport in January 1994. In August 1998, he was appointed Managing Director, Sky Sports and in December 2006 his role was expanded to include overall responsibility for Sky News. Mr Wakeling stepped down as Managing Director, Sky Sports and Sky News on 30 June 2009 and Barney Francis was appointed Managing Director, Sky Sports in his place, while Sophie Turner Laing assumed responsibility for Sky News.

Alun Webber joined us in 1995 and was part of the core team which launched Sky Digital and established the Sky Interactive venture. In April 2002, he was appointed Group Director of Engineering and Platform Technology. In July 2006, Mr Webber was appointed Group Director of Strategic Project Delivery. Mr Webber was Managing Director of Amstrad Limited, our subsidiary, from January 2008 to June 2009.

There is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or Senior Executive.

Employees
The average monthly number of full-time equivalent persons (including temporary employees) employed by us during the previous three fiscal years was as follows:

	2009 number	2008 number	2007 number
Channels and services	2,628	2,624	2,472
Customer service, sales and marketing	8,671	7,918	7,591
Transmission and technology	2,276	1,943	1,560
Management and administration	1,347	1,660	1,464
	14,922	14,145	13,087

Corporate governance report
The Company is committed to maintaining high standards of corporate governance in its management of the Group and when accounting to shareholders. The management of the Company values an effective long-term outlook and sees itself as responsible to the wider range of stakeholders, whilst being accountable for the pursuit of its objectives for the benefit of the Company's members as a whole.

This section of the Annual Report has been prepared in accordance with the Code of Best Practice set out in Section 1 of the Combined Code on Corporate Governance 2008 ("Combined Code") which is publicly available on the Financial Reporting Council's website www.frc.org.uk. Throughout the year ended 30 June 2009, the Company has been in full compliance with the provisions of Section 1 of the Combined Code.

The Company, as a foreign issuer with American Depositary Share ("ADSs") listed on the New York Stock Exchange ("NYSE"), is obliged to disclose any significant ways in which its corporate governance practices differ from the NYSE's corporate governance listing standards. Furthermore, the Company must comply fully with the provisions of the NYSE listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions also incorporate certain rules concerning audit committees implemented by the SEC and the NYSE under the US Sarbanes-Oxley Act of 2002.

The Company has reviewed the NYSE's listing standards and believes that its corporate governance practices are consistent with the standards, with the following exception. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors. The Company's Corporate Governance and Nominations Committee is made up of a majority of Independent Non-Executive Directors.

Corporate policies
The policies of the Group aim to enhance and maintain risk management, and through this, safeguard the efficiency and effectiveness of the Group. Other policies are committed to improving equality in the workplace, share dealing, work practices (on and off-site), and social arrangements. Copies are readily available to all staff on the Company intranet.

Since 2003, the Company has adopted a Code of Ethics which applies to the Company's CEO and CFO, who also serves as the principal accounting officer. The full text of the Code of Ethics is incorporated by reference to the Annual Report on Form 20-F of the Company for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.

The Board

The Board currently comprises fourteen Directors, made up of two Executive Directors and twelve Non-Executive Directors. A majority of eight Non-Executive Directors are determined to be independent in compliance with the Combined Code. They bring a wide range of experience and expertise to the Group's affairs, and carry significant weight in the Board's decisions. The Independent Non-Executive Directors provide a strong independent element and a foundation for good corporate governance. Short biographies of each of the Directors are set out on pages 50 to 51. The table on page 50 identifies those Directors who are, in the view of the Board, independent within the meaning of the Combined Code. Prior to appointment, and on an annual basis, each board member receives and completes a questionnaire to determine factors that may affect independence according to the Combined Code, NYSE Corporate Governance Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The responses to the questionnaire assist the Board in ascertaining whether a director is independent in character and judgment, and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment.

The Company recognises that all Directors are equally and collectively accountable under the law for the proper stewardship of the Company's affairs. The Company maintains a directors' and officers' liability insurance policy which meets defence costs when the Director is not proved to have acted fraudulently.

Executive Directors are not allowed to take on the chairmanship of a FTSE 100 company, but are allowed to take up one external non-executive FTSE 100 appointment and retain any payments in respect of such appointments.

The roles of the Chairman and CEO are separate and have been so since the Company's shares were admitted to listing in 1994.

The full schedule of matters reserved for decision making by the Board, can be found on the Company's corporate website at www.sky.com/corporate.

The Chairman

The Chairman is responsible for leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. This includes ensuring, via the Company Secretary, that the Directors receive accurate, timely and clear information. The duties of the Chairman include the following:

- to encourage and ensure effective communication with shareholders, and ensure shareholder views are communicated to the Board as a whole;
- to facilitate a structure to allow the effective contribution of all Directors, and of non-executive Directors in particular;
- to create an environment which engenders constructive relations between executive and non-executive Directors;
- to organise the business of the Board so that it can be carried out effectively and efficiently;
- to lead the Board in discussions regarding the Company's strategy and in the achievement of its objectives;
- to ensure Board committees are properly established, composed and operated; and
- to enhance the Company's public standing and image overall.

The Chief Executive Officer

The CEO is responsible for the daily operation of the Company, advancing long-term shareholder value, supported by the management team. He is accountable and responsible to the Board for the management and operation of the Company. He is also involved in the management of the social and environmental responsibilities of the Company. The duties of the CEO include the following:

- to be responsible and accountable to the Board for the management and operation of the Group;
- to prepare and implement plans and programmes for the attainment of approved objectives and to recommend such plans and programmes to the Board as appropriate;
- to provide leadership in the Group's commitment to attaining high business standards generally;
- to create the conditions within the Group for the efficient operation of all business units;
- to establish and maintain relationships with shareholders and potential shareholders, and major external bodies;
- to keep the Board informed on all matters of material importance; and
- to chair meetings of the Executive Committee.

Senior Independent Director

The Board has appointed one Non-Executive Director, Nicholas Ferguson, to act as Senior Independent Director. The Senior Independent Director meets with institutional shareholders and representative bodies throughout the year and is available to assist shareholders in resolving concerns should alternative channels be inappropriate.

Non-Executive Directors

The dates on which the Non-Executive Directors' initial service agreements/ letters of appointment commenced and current expiry dates are as follows:

	Commencement date	Expiry date of current letter of appointment
David DeVoe(iii)	15 December 1994	23 October 2009
David Evans(iii)	21 September 2001	22 October 2010*
Nicholas Ferguson(ii)	15 June 2004	23 October 2009
Andrew Higginson(ii)	1 September 2004	23 October 2009
Allan Leighton(iii)	15 October 1999	23 October 2009
Tom Mockridge(i)	10 February 2009	23 October 2009
James Murdoch	7 December 2007	October 2011*
Jacques Nasser(ii)	8 November 2002	23 October 2009
Dame Gail Rebuck(ii)	8 November 2002	23 October 2009
Daniel Rimer	7 April 2008	October 2011*
Arthur Siskind(iii)	19 November 1991	23 October 2009
Lord Wilson of Dinton	13 February 2003	October 2011*

* These letters of appointment will expire on the day of the Company's AGM in either 2010 or 2011. The date of the AGM in 2011 has yet to be agreed.

All Directors are subject to retirement by rotation and reappointment by shareholders in accordance with the Company's current Articles of Association (see "Shareholder information").

Notes:
(i) Tom Mockridge retires and offers himself for reappointment by shareholders in accordance with the Company's Articles of Association at the Company's next AGM to be held on 23 October 2009.
(ii) Non-Executive Directors retiring by rotation and offering themselves for reappointment by shareholders at the Company's next AGM to be held on 23 October 2009.
(iii) David DeVoe, Allan Leighton and Arthur Siskind are subject to annual reappointment by shareholders in accordance with requirement A.7.2. of the

Corporate governance report
continued

Combined Code as they have served as Non-Executive Directors for longer than nine years. David Evans will have served as a Non-Executive Director for nine years in September 2010 and will therefore be subject to annual reappointment with effect from the Company's AGM in 2010.

Jeremy Darroch will be subject to retirement by rotation and reappointment by shareholders at the Company's AGM in October 2010. In accordance with the Company's current Articles of Association, one-third of the Directors must retire by rotation. Therefore, assuming that the Board continues to comprise fourteen Directors, four Directors will be required to retire by rotation at the Company's AGM in 2010 (in addition to those then subject to annual reappointment). Accordingly, the remaining Directors to retire by rotation in 2010 will be selected by drawing lots from those Directors who would otherwise be due to retire by rotation at the AGM of the Company to be held in 2011, one of whom is Andrew Griffith.

Non-Executive Directors' letters of appointment do not contain a notice period. The letters of appointment are available for inspection at the Company's registered office address during normal business hours.

The Company Secretary
The Company Secretary is available to advise all Directors and is responsible for ensuring the Board is supplied with all necessary information in a reliable, timely manner. The Company Secretary ensures good communication between the Board, Board committees and senior management. He facilitates Directors' induction and training.

Board Practices
The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. During the financial year, one of these meetings was held over two days when the Board met to review the future strategy and direction of the Group.

Attendance of the current Directors at Board and committee meetings during the year is set out in the table below:

	Board	Audit	Remuneration	Corporate Governance and Nominations
Number of meetings held in year	6	5	5	4
Director				
James Murdoch, Chairman	6	–	–	–
Jeremy Darroch, CEO	6	–	–	–
Andrew Griffith, CFO	6	–	–	–
David DeVoe	5	–	–	–
David Evans(i)	6	–	5	–
Nicholas Ferguson(i)(ii)	6	–	5	4
Andrew Higginson(iii)	4	3	–	–
Allan Leighton(iii)	6	5	–	–
Tom Mockridge	2	–	–	–
Jacques Nasser(i)	5	–	4	–
Dame Gail Rebuck(iii)	6	5	–	–
Daniel Rimer	6	–	–	–
Arthur Siskind(ii)	6	–	–	4
Lord Wilson of Dinton(ii)	5	–	–	4
Chase Carey	2	–	–	–
Lord Rothschild	2	–	–	1

(i) Remuneration Committee member
(ii) Corporate Governance and Nominations Committee member
(iii) Audit Committee member

In accordance with good practice, the independent Non-Executive Directors of the Board held separate meetings during the year.

Board role
A schedule of matters reserved for the full Board's determination and/or approval is in place, which includes:

- approval of the annual budget and any changes to it;
- a major change in the nature, scope or scale of the business of the Group;
- approval of the interim and final results;
- approval of any dividend policy;
- changes relating to the Group's capital structure, including reductions of capital and share buy-backs;
- the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) which, whether budgeted or unbudgeted, involves or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £100 million in aggregate value;
- the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation, any of its subsidiaries, or a related party which involves, or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £25 million in aggregate value;
- approval of resolutions to be put forward to shareholders at a general meeting;
- changes to the structure, size and composition of the Board, following, if applicable, recommendations from any committee to which the Board delegates consideration of such issues;
- appointment and removal of the Chairman of the Board and the CEO; and
- determining the independence of Non-Executive Directors.

The Board has also delegated specific responsibilities to Board committees, notably the Audit, Remuneration, Corporate Governance and Nominations and The Bigger Picture committees, as set out below. Directors receive Board and committee papers several days in advance of Board and committee meetings. In addition, the Board members have access to external professional advice at the Company's expense. Non-Executive Directors serve for an initial term of three years, subject to reappointment by shareholders following appointment, subsequent reappointment by shareholders, and Companies Act provisions relating to the removal of Directors. In addition, reappointment for a further term is not automatic, but may be mutually agreed. All of the Directors are required to retire and offer themselves for reappointment at least once in every three years. Non-Executive Directors who have served for more than nine years on the Board are subject to annual reappointment in accordance with the Combined Code.

A committee of senior management generally meets on a weekly basis to allow prompt discussion of relevant business issues. It is chaired by the CEO and comprises the CFO and other Senior Executives from within the Group.

Following appointment to the Board, all new Directors receive an induction tailored to their individual requirements. The induction process involves a meeting with all of the Company's Executive Directors and Senior Executives. This facilitates their understanding of the Group and the key drivers of the business' performance. The Directors are also provided with copies of the Company's corporate governance practices and procedures.

Directors regularly receive additional information from the Company between Board meetings, including a monthly report updating the Directors on the performance of the Group.

Where appropriate, additional training and updates on particular issues are arranged. For example, during the year the Board received a briefing on the new provisions relating to Directors' conflicts of interest which became effective on 1 October 2008.

During the year, the Directors carried out a full evaluation of the performance of the Board, its committees and individual Directors. The evaluation consists of each Director meeting individually with the Chairman of the Corporate Governance and Nominations Committee. The evaluation confirmed that the Board was satisfied with the Board's overall performance. The Non-Executive Directors also meet separately without the Chairman and Executive Directors present to evaluate the performance of the Chairman.

Following this year's review, the Corporate Governance and Nominations Committee and Board have confirmed that all Directors standing for reappointment at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles.

Tom Mockridge offers himself for reappointment at the 2009 AGM in accordance with the Company's Articles of Association. Nicholas Ferguson, Andrew Higginson, Jacques Nasser and Dame Gail Rebuck retire from the Board by rotation, and being eligible, offer themselves for reappointment at this AGM. David DeVoe, Allan Leighton and Arthur Siskind are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than nine years.

Directors' conflicts of interest

The conflicts of interest provisions introduced by the Companies Act 2006 came into effect on 1 October 2008. A survey of Board members' interests and other appointments was carried out by the Corporate Governance and Nominations Committee during September 2008 and procedures for managing actual and potential conflicts were recommended to and approved by the Board. Should a director become aware that he or she, or his or her connected parties have an interest in an existing or proposed transaction with the Company, that director should notify the Company Secretary in writing or inform the Board at the next Board meeting. The Corporate Governance and Nominations Committee and the Board will continue to monitor and review potential conflicts of interest on a regular basis.

Board Committees

Terms of reference for the governance of the Board committees can be found on the Company's corporate website.

Remuneration Committee

The members of the Remuneration Committee are Nicholas Ferguson (Chairman), David Evans and Jacques Nasser, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.

The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work. Following publication of the annual report, meetings and round-table discussions are arranged between the Remuneration Committee and institutional shareholders to discuss remuneration policy and aspects of the Committee's report on Directors' remuneration. The Remuneration Committee Chairman reports regularly to the Board on its activities.

James Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee. Their attendance at these meetings is as observers only and in a non-voting capacity.

The report on Directors' remuneration can be found on pages 58 to 66. In accordance with the Directors' Remuneration Report Regulations 2002, the Report on Directors' remuneration will be put forward for an advisory shareholder vote at the AGM.

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee is chaired by Lord Wilson of Dinton and its other members are Nicholas Ferguson and Arthur Siskind. The majority of the members of the committee are Independent Non-Executive Directors in compliance with the Combined Code. The Corporate Governance and Nominations Committee met four times during the year and the Chairman reports regularly to the Board on its activities. Its main duties include:

- the identification and nomination, for approval by the Board, of candidates to fill Board vacancies as they arise;
- the drafting of requirements for a particular appointment to the Board, taking into consideration the present balance of skills, knowledge and experience on the Board;
- the regular review of the structure, size and composition of the Board and to recommend any changes to the Board or succession planning;
- the provision of a formal letter of appointment, setting out clearly what is expected of new appointees to the Board, in terms of time commitment, term of office and committee service as well as their duties and liabilities as a Director, including details of the Company's corporate governance policies and directors' and officers' liability insurance cover; and
- the monitoring of the Company's compliance with applicable Corporate Governance Codes and other similar requirements.

On 10 February 2009 Chase Carey resigned as a Non-Executive Director of the Company and Tom Mockridge was appointed as a Non- Executive Director of the Company in his place. Tom Mockridge was proposed as a Director by News Corporation to replace Chase Carey. Mr Mockridge met with the Chairman of the Corporate Governance and Nominations Committee and the Senior Independent Director and his appointment was subsequently approved by the Board.

These changes were overseen by the Corporate Governance and Nominations Committee and were unanimously approved by the Board of Directors.

The Corporate Governance and Nominations Committee led the evaluation of the Board that was completed during the year as discussed earlier in this report.

The Committee also reviewed the independence of the Non-Executive Directors and recommended to the Board that there be no changes to the independent status of the current Non-Executive Directors. The table on page 50 clearly sets out those Non-Executive Directors who are considered by the Board to be independent. The Board's criteria for determining whether a Non-Executive Director is independent are set out in the Memorandum on Corporate Governance which can be found on the Company's corporate website. The Committee's review took into consideration the fact that Allan Leighton had served on the Board for nine years in October 2008. Provision A.3.1. of the Combined Code suggests that serving more than nine years could be relevant to the determination of a Non-Executive Director's independence. The Committee concluded that Mr Leighton continued to demonstrate the essential characteristics of independence expected by the Board and that there are no relationships or circumstances that are likely to affect, or could appear to affect, his judgment. In accordance with requirement A.7.2. of the Combined Code, Mr Leighton will be subject to annual reappointment by shareholders with effect from the Company's AGM in 2009.

The Bigger Picture Committee

On 16 June 2009, the Board established The Bigger Picture Committee as a Committee of the Board. The Bigger Picture Committee manages the Company's corporate responsibility and community engagement programme which the Company has named "The Bigger Picture".

The Bigger Picture Committee is chaired by Dame Gail Rebuck, and its other members include Lord Wilson of Dinton and James Murdoch. The Bigger Picture Committee replaced the Bigger Picture Steering Group and is expected to meet

Corporate governance report
continued

no less that twice during the next fiscal year. The Chairman will report regularly to the Board on its activities. Its main duties include:

- reviewing and approving the Bigger Picture strategy;
- reviewing the reputational risk register and assigning clear roles and responsibilities for ensuring effective mitigation of identified risks;
- seeking external stakeholders' views on the Bigger Picture strategy and performance;
- reviewing and approving the annual reporting of Bigger Picture activities;
- monitoring progress in achieving Bigger Picture objectives and key performance indicators;
- ensuring the resources and skills are available to implement the Bigger Picture strategy; and
- providing the Board with an overview of the social, environmental and ethical impacts of the Company's activities and how they are being managed.

An overview of the Company's corporate responsibility policies, activities and Bigger Picture approach is provided on pages 23 to 25 of the directors' report – review of the business.

Audit Committee

The Audit Committee, which consists exclusively of Independent Non-Executive Directors in compliance with the Combined Code, has clearly defined terms of reference as laid down by the Board. The composition of the Audit Committee is currently Allan Leighton, Dame Gail Rebuck and Andrew Higginson. Allan Leighton resigned as Chairman and Andrew Higginson assumed the role with effect from 29 July 2009. Allan Leighton remains a member of the committee and there have been no other changes to the composition of the committee during the year. The CFO and representatives from the external auditor and the internal audit department attend meetings at the request of the Audit Committee. The CEO and other business and finance executives attend meetings from time to time. The Audit Committee Chairman reports regularly to the Board on its activities.

David DeVoe and Arthur Siskind have a standing invitation to attend meetings of the Audit Committee. Their attendance at these meetings is as observers only and in a non-voting capacity. All three members of the Audit Committee are independent for the purposes of the Combined Code and Rule 10A-3(b)(1) under the Exchange Act. The members have wide ranging experience to bring to the work of the Audit Committee. The Audit Committee met five times during the year. Its duties include:

- making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and discussing with the external auditors the nature, scope and fees for the external auditors' work;
- reviewing and making recommendations to the Board regarding the approval, or any amendment to, the quarterly, half year and annual financial statements of the Group;
- reviewing and approving the Group's US Annual Report on Form 20-F prior to its filing;
- reviewing the Group's significant accounting policies;
- reviewing the Group's systems of internal control;
- reviewing the Group's treasury policies;
- recommending the appointment of the Group's Director of Internal Audit;
- reviewing the audit plan and findings of the Group's internal audit function;
- monitoring and reviewing the effectiveness of the Group's internal audit function;
- approving all non-audit services provided by the Group's external auditors in accordance with the Group's policy;
- monitoring the Group's whistle-blowing policy;
- News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation Group and the Group, and any other related party transactions, showing all transactions which have been entered into during the year and which cumulatively exceed £100,000 in value;
- Audit Committee approval is required for the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation or any of its subsidiaries, or any other related party which involves or could reasonably involve the payment or receipt by the Group of amounts equal to or in excess of £10 million, but not exceeding £25 million in aggregate value with News Corporation. Any transaction in excess of £25 million in aggregate value must be submitted to the Audit Committee and, if approved by the Audit Committee, must also be submitted to the full Board for approval.

The Audit Committee does not include an "Audit Committee Financial Expert" as such term is defined by the SEC rules. The Audit Committee members have considerable financial and business experience and the Board considers that the membership as a whole has sufficient recent and relevant financial experience to discharge its functions. In addition, the Board has determined that each member of the Audit Committee has sufficient accounting or related financial management expertise as required by the UK Listing Authority's Disclosure Rules and Transparency Rules and the NYSE listing rules. Accordingly, it is the opinion of the Board not to formally designate a member as the Audit Committee financial expert.

Internal control

The Directors have overall responsibility for establishing and maintaining the Group's systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage, and where possible eliminate, the risk of failure to achieve business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been established, in accordance with the guidance of the Turnbull Committee on internal control issued in September 1999 and updated by the Financial Reporting Council in October 2005. This process has been in place for the year ended 30 June 2009 and up to the date on which the financial statements were approved.

The Audit Committee, on behalf of the Board, considers the effectiveness of the operation of the Group's systems of internal control and risk management during the year and this review has been carried out for the year ended 30 June 2009 and up to the date on which the financial statements were approved. This review relates to the Company and its subsidiaries and does not extend to joint ventures. The Audit Committee meets on at least a quarterly basis with the Group's Director of Audit and Risk Management and the external auditors.

There is a comprehensive budgeting and forecasting process, and the annual budget, which is regularly reviewed and updated, is approved by the Board. Performance is monitored against budget through weekly and monthly reporting cycles. Monthly reports on performance are provided to the Board and the Group reports to shareholders each quarter. Each area of the Group carries out risk assessments of its operations and ensures that the key risks are addressed.

The internal audit team provides objective assurance as to the effectiveness of the Group's systems of internal control and risk management to the Group's operating management and to the Audit Committee.

Management's report on internal control over financial reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management, including the CEO and CFO, has conducted an evaluation to assess the effectiveness of the Group's internal control over financial reporting as of 30 June 2009 based upon criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their assessment, management concluded that, as at 30 June 2009, the Group's internal control over financial reporting was effective.

The audit reports set out within the Company's Annual Report filed on Form 20-F are issued in accordance with auditing standards of the Public Company Accounting Oversight Board (US). These reports express unqualified opinions on the consolidated financial statements of the Group as at 30 June 2009 and 30 June 2008 and for the three years ended 30 June 2009 as well as on the effectiveness of the Group's internal control over financial reporting as at 30 June 2009.

Disclosure controls and procedures

The Company maintains disclosure controls, procedures and systems that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC's rules and forms, and the Company's UK listing obligations and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow such timely decisions regarding required disclosures. The Company has established a disclosure committee. The committee is chaired by the Company Secretary and its members consist of senior managers from group finance, legal and investor relations. It has responsibility for considering the materiality of information (including inside information) and, on a timely basis, determination of the disclosure and treatment of such information. The committee also has responsibility for overseeing the process for the formal review of the contents of the Company's Annual Report and filing on Form 20-F.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of these disclosure controls, procedures and systems at 30 June 2009. Based on that evaluation, the CEO and CFO of the Company have concluded that the Company's disclosure controls and procedures are effective.

Changes in internal controls

No change in the Group's internal control over financial reporting has occurred during the year ended 30 June 2009 that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

Use of external auditors

The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:

- those services which the auditors are not permitted to provide;
- those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and
- those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.

The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee on a quarterly basis.

For the year ended 30 June 2009, the Audit Committee has discussed the matter of audit independence with Deloitte LLP, the Group's external auditors, and has received and reviewed confirmation in writing that, in Deloitte LLP's professional judgment, Deloitte LLP is independent within the meaning of all UK and US regulatory and professional requirements and the objectivity of the audit engagement partner and audit staff is not impaired.

The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances. There were no services provided during the year that were not either pre-approved by the Audit Committee or for acceptable services up to the value of £50,000, approved by the CFO with subsequent approval by the Audit Committee, in accordance with the Group's policy.

Communication with shareholders

Presentations and webcasts on the development of the business are available to all shareholders on the Company's corporate website. The Company also uses email alerts and actively promotes downloading of all reports enhancing speed and equality of shareholder communication. The Company has taken full advantage of the provisions within the Companies Act 2006 allowing the website to be used as the primary means of communication with shareholders where they have not requested hard copy documentation. The shareholder information section on pages 121 to 129 contains further details on electronic shareholder communications together with more general information of interest to shareholders which is also included on the Company's corporate website.

The Company is committed to maintaining and improving dialogue with shareholders in order to ensure that the objectives of both the Group and the shareholders are understood.

A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The Company also makes presentations to analysts and investors around the time of the half-year and full-year results announcement; conference calls are held with analysts and investors following the announcement of the first quarter and third quarter results, and on occasion, following the announcement of the fourth quarter results, and presentations are made during the year to many existing or potential shareholders. During the year, various members of the Board, including the Senior Independent Director, met with institutional shareholders and representative bodies, reinforcing the continuation of open dialogue and discussion of strategy between the Board and its shareholders. Non-Executive Directors are offered the opportunity to attend meetings with major shareholders and are expected to attend if required.

The Board views the AGM as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the Board. At the AGM, the Chairman provides a brief summary of the Company's activities for the previous year to the shareholders. All resolutions at the 2008 AGM were voted by way of an electronic poll. This follows best practice and allows the Company to count all votes rather than just those of shareholders

Corporate governance report
continued

attending the meeting. As recommended by the Combined Code, all resolutions were voted separately and the voting results, which included all votes cast for, against and those withheld, together with all proxies lodged prior to the meeting, were indicated at the meeting and the final results were released to the London Stock Exchange as soon as practicable after the meeting. The announcement was also made available on the Company's corporate website. As in previous years, the proxy form and the announcement of the voting results made it clear that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes for or against the resolution.

Directors' responsibilities

The responsibilities of the Directors are set out on page 69.

Report on Directors' remuneration

1. Remuneration Committee

1.1 Role of the Remuneration Committee and terms of reference

The Remuneration Committee (the "Committee") is responsible for recommendations to the Board regarding:

- the design and implementation of incentive compensation arrangements including share-based schemes;
- remuneration packages for Executive Directors of the Company, including basic salary, performance-based bonus and long-term incentives, pensions and other benefits; and
- the Company's policy on remuneration for Board Directors and other Senior Executives of the Group who report directly to the CEO. In the latter case, decisions shall be recommended to the Committee by the CEO.
- any payments or benefits offered to employees in excess of £250,000 which do not form part of an employee's expected remuneration or benefits require the approval of the Committee.

The full terms of reference for the Committee are available on the Company's corporate website.

1.2 Membership of the Committee

During the year ended 30 June 2009, the Committee met five times and was comprised of the following Independent Non-Executive Directors:

Members
- David Evans
- Nicholas Ferguson (Chairman)
- Jacques Nasser

2. Advisors

Hewitt New Bridge Street (HNBS) act as the advisors to the Committee. HNBS advises on all aspects of senior executive remuneration and has no other connection with the Company other than in the provision of advice on executive and employee remuneration. Previously the Committee engaged the services of a lead adviser, Patterson Associates LLP, and a support adviser, HNBS.

The Chief Executive and the Director for People also provide information to the Committee on remuneration but not in respect of their own remuneration. The Committee was supported by the Company Secretary, the finance and the human resources functions. No executive was present when matters affecting his remuneration were considered.

From time to time, the Company holds consultation meetings with a range of institutional investors, concerning aspects of the Committee's policy, and has taken their advice into account in arriving at remuneration decisions.

3. Remuneration policy overview

The Committee's reward policy aligns Executive Directors' remuneration with shareholders' interests.

- Total remuneration is heavily geared towards paying for performance. If targets are not met a large amount of pay is at risk. The mix of fixed to variable pay remains one of the lowest in the FTSE 100.
- Pay is competitive if BSkyB's stretching targets are delivered.
- Pensions are provided through a defined contribution plan. The Company pension contribution rates for Senior Executives are well below market norms.
- Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses a subset of the FTSE 100 as its benchmark.

4. Elements of Executive Director and senior management pay
4.1 Remuneration Mix

		Performance Period	Conditions
Fixed Pay			
Basic salary (see section 4.2)	Reflects the market value of the position, as well as the skills and experience of the incumbent	Salaries reviewed annually	Any increases are reviewed in accordance with market benchmarking and only if individual performance merits an increase
Pension and other benefits (see sections 4.3 and 4.4)	At below market norms	Not applicable	Not applicable
Variable Pay			
Annual cash bonus (see section 4.5)	Payable against achievement of short-term objectives set during the year	1 year	Targets set by the Committee for • Operating profit • Free cash flow • Customer growth
Long Term Incentive Plan (LTIP) award (see section 4.6)	Payable against achievement of stretching long-term objectives	3 years	30% subject to TSR performance vs. the FTSE 100 over three years. 70% subject to 3 year targets • EPS • Operating cash flow • Revenue growth
Co-Investment LTIP award (see section 4.6)	Only operates if employee invests own money to buy shares. Company matches shares with an LTIP award which vests after 3 years if performance conditions are met	3 years	The investment will be matched by up to a maximum of 1.5 shares for every 1 invested, subject to a three-year EPS performance condition. The investment eligible for matching awards will be limited to an amount equivalent to 50% of individual's annual bonus

Report on Directors' remuneration
continued

Remuneration mix

The charts below show the relative weight of the elements making up the remuneration mix.


Target Remuneration
Average of Executive Directors
LTIP
Fixed Pay
Target Bonus


Maximum Remuneration
Average of Executive Directors
LTIP
Fixed Pay
Maximum Bonus

Notes to chart:

- Target performance assumes target annual bonus and threshold vesting under the LTIP.
- Maximum performance assumes maximum annual bonus and maximum vesting under the LTIP.
- The LTIP assumes maximum investment into the co-investment element.
- The LTIP ignores share price growth.

Fixed Pay

Fixed pay is set below market norms for Executive Directors, reflecting the Company's policy to reward executives for the performance of the Group. Following the salary increases awarded on 1 July 2009 the Executive Directors' fixed pay is in the lower quartile of the comparator benchmark data.

4.2 Basic salary

Basic salaries for Executive Directors and Senior Executives are determined by the Committee by benchmarking data from external sources relative to industry sectors/companies of a similar size. The Committee also assesses pay and employment conditions of employees in the Company and of other undertakings within the Company when determining executives' remuneration.

Executive Directors' salaries are below market levels. The Committee decided not to award significant increases this year due to current market circumstances. However, it continues to be the Committee's intention to move salaries to market levels over time.

The Committee has reviewed salary levels for 2009, and awarded Jeremy Darroch an increase of 5% to £866,250 and Andrew Griffith an increase of 5% to £525,000 from 1 July 2009.

4.3 Pensions

The Group provides pensions to eligible employees through a single pension plan, the BSkyB Pension Plan ("Pension Plan"), which is a defined contribution plan. There are no enhanced arrangements for Executive Directors and the Group has no legacy defined benefit plans.

Executive Directors contribute 4% of pensionable salary (basic salary less the pension offset) into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.

The Plan has income protection of up to two thirds salary, or £300,000 and insured death in service of up to one third salary, which can be taken entirely as pension, 50% lump sum and 50% pension or entirely as a lump sum, subject to the lifetime allowance.

4.4 Other benefits

Executive Directors are entitled to use of a company car and, along with all employees, life assurance cover equal to two times base salary, increased to four times base salary if they become members of the Pension Plan, and private medical insurance.

Variable Pay

Performance-related elements of pay represent a higher proportion of remuneration than market norms. This, combined with the fact that the Company's pension arrangements for Executive Directors are considerably less generous than those found at comparable companies, means that a large amount of pay is at risk. Pay is competitive only if the Company's stretching targets are delivered.

4.5 Annual bonus

For the CEO, the maximum bonus that may be awarded is 200% of salary, while for the CFO, the maximum bonus that may be awarded is 125% of salary, and for on-target performance he would receive 100% of salary.

Performance during the year ended 30 June 2009 was very strong across the board and exceeded each of the targets for operating profit, free cash flow and DTH customer growth. The CEO and CFO were awarded the following bonus payments:

	Bonus amount (£)	As a % of salary
Jeremy Darroch	1,485,000	180%
Andrew Griffith	548,500	113%

For the year ending 30 June 2010, the operational measures that will govern bonus payouts will again be: operating profit, free cash flow, and DTH customer growth.

The Committee retains the discretion to adjust payouts (up and down), as an exception, if they feel that an important aspect of performance has not been reflected.

4.6 LTIP

The Company operates an LTIP for Executive Directors and Senior Executives. Awards are:

- subject to stretching performance and TSR measures.
- made to any employee or full-time Executive Director of the Group at the discretion of the Committee.
- normally made as a nil priced option.
- not transferable or pensionable
- made over a number of shares in the Company, determined by the Committee.
- are usually satisfied using shares purchased by the Company in the market.

The Committee believes that conditional (performance) share awards continue to be the best long-term incentive vehicle for Executive Directors and Senior Executives. The Committee approved the facility to award matching shares through the LTIP (Co-Investment awards) during the year. The Committee believes that the introduction of the Co-Investment facility will further align executives with shareholders by promoting the ownership of shares within the executive population. Awards will first be granted following the payment of the 2008/09 annual bonus and it is intended to be operated annually thereafter.

Design of LTIP plan

(i) LTIP award

Grants are made every year but vesting occurs biennially. In the first year, an Executive may be granted an award of shares that vests at the end of the three year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to normally no more than 100% of the year one award can be made. This award vests at the same time as the first award. The grant is made in terms of a number of shares (as opposed to a monetary value) and therefore values in relation to salary may vary with share price movements.

(ii) Co-Investment LTIP award

Executives who participate in the plan will be granted a conditional award of BSkyB shares based on the amount they have invested in the Group. These matching shares will vest three years later only if three year EPS targets are met, up to a maximum of 1½ shares for every share invested. The investment eligible for matching awards will be limited to an amount equivalent to 50% of the individual's annual bonus.

How the LTIP operates

Performance conditions for LTIP

The Committee reviews the performance conditions for the LTIP from time to time to ensure that they remain appropriate. It is currently expected that these will be similar to those currently used.

(i) Vesting of LTIP awards

The awards vest, in full or in part, dependent on points gained for satisfying performance targets measured over three years. Performance targets are calibrated to ensure the achievement of Sky's stretching long-term goals, and the cumulative total points achieved governs vesting.

Vesting of 70% of the award is dependent on operational measures, while 30% is governed by TSR performance. The specifics of the measures and targets are as follows:

i) 70% based on operational targets

The Committee reviewed the performance conditions prior to making awards in July 2008 and concluded that the operational performance conditions should be amended. Previously awards were subject to EPS, free cash flow per share ("FCF") and DTH customer growth. For awards made in late 2008, and for awards to be made in 2009, (i.e. awards which will vest in 2011) it was decided that the operational performance conditions should be subject to EPS, operating cash flow and revenue growth. It was decided to replace FCF with operating cash flow as it encourages the conversion of profit into cash flow and gives a better indication of the underlying health of the business than FCF. Revenue growth has replaced DTH growth to recognise the growth opportunity or the contribution existing customers make to the financial performance, through the number of different products now offered by the Company.

Points are awarded for performance on three operational measures as follows:

Conditions for awards vesting in 2009

Performance Conditions					
EPS growth		**FCF**		**DTH customer growth**	
Performance achieved	**Points awarded**	**Performance achieved (% of target)**	**Points awarded**	**Performance achieved (% of target)**	**Points awarded**
RPI + 8% pa	10	105% or more	10	105% or more	10
RPI +7% pa	8	100%	8	100%	8
RPI +6% pa	6	95%	6	95%	6
RPI +5% pa	4	90%	4	90%	4
RPI +4% pa	2	85%	2	85%	2
RPI +3% pa	1	75%	1	75%	1
Less than RPI + 3% pa	0	Less than 75%	0	Less than 75%	0

Actual Points Awarded		
EPS growth	**FCF**	**DTH customer growth**
Actual points awarded	**Actual points awarded**	**Actual points awarded**
4.34	10.00	9.29

The number of points awarded exceeded 21; therefore, 100% of the operational portion of the LTIP vested in accordance with the table below.

Conditions for awards vesting in 2011

Performance Conditions					
EPS growth		Operating cash flow		Revenue growth	
Performance achieved	**Points awarded**	**Performance achieved (% of target)**	**Points awarded**	**Performance achieved (% of target)**	**Points awarded**
RPI + 8% pa	10	105% or more	10	105% or more	10
RPI +7% pa	8	100%	8	100%	8
RPI +6% pa	6	95%	6	95%	6
RPI +5% pa	4	90%	4	90%	4
RPI +4% pa	2	85%	2	85%	2
RPI +3% pa	1	75%	1	75%	1
Less than RPI + 3% pa	0	Less than 75%	0	Less than 75%	0

The total number of points awarded governs the extent of vesting of the operational portion, according to a straight-line vesting schedule:

	Resulting vesting	
Total points achieved	**% of operational portion**	**% of overall award**
Less than 1	0%	0%
1	10%	7%
1-21	10% – 100% on a straight-line basis	7% – 70% on a straight-line basis
21 or more	100%	70%

Report on Directors' remuneration
continued

ii) 30% based on TSR Performance (awards vesting in 2009 and 2011)
The Company's TSR performance is measured relative to the constituents of the FTSE 100. If the Company's TSR performance is below median, the TSR element of the award lapses with no vesting. For median performance, one third of the TSR portion of the award vests. For performance in the upper quartile, the whole TSR portion of the award vests. For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:

TSR vesting schedule


Payout
(% of grant)
30
10
Median
Upper Quartile
Below Median
50
55
60
65
70
75
80
Final TSR rank (%)

TSR Performance	Payout
Below Median	0%
50%	10%
55%	14%
60%	18%
65%	22%
70%	26%
75%	30%
100%	30%

TSR calculations are conducted independently by HNBS, employing a methodology which averages share prices over three months prior to grants and the three months prior to the end of the three-year performance period.

(ii) Co-Investment LTIP award
Awards are subject to EPS growth targets. EPS growth of RPI +3% p.a. is required for vesting at target (1x match) with growth of RPI +6% for maximum (1½ x match), straight line vesting will apply for achievement levels between 3% and 6%.

5. Other share plans

5.1 Management Long-Term Incentive Plan ("Management LTIP")
The Company also operates a Management LTIP, which has replaced options granted under the Executive Share Option Scheme. Selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. Awards under this scheme are made at the discretion of the CEO. To date, the Management LTIP has mirrored the LTIP for Senior Executives and Executive Directors, with the same performance conditions.

5.2 Sharesave Scheme
The Sharesave Scheme is open to all UK and Irish employees. Options are normally exercisable after either three or five years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year-end results.

5.3 20 Year Award Plan
The Company is celebrating its 20th Anniversary in 2009 and in February marked the occasion with a conditional award of 100 shares to each of the 15,000 permanent employees. These shares will be delivered in 3 years time to recognise the loyalty of those still employed. They are not subject to any further performance condition other than continued employment. As permanent employees and Executive Directors of the Company, Jeremy Darroch and Andrew Griffith were each awarded an option over 100 shares under the Plan.

5.4 Executive Share Option Schemes ("Executive Schemes")
The Company has in place Approved and Unapproved Executive Share Option Schemes under Her Majesty's Revenue & Customs ("HMRC") guidelines. Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. No options have been granted since 2004.

6. Service agreements

Policy
The Committee's stated policy is that Executive Directors' service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case-by-case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director's total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

Jeremy Darroch
Jeremy Darroch's initial service contract as CFO with the Company commenced on 16 August 2004 and his service contract was revised with effect from 7 December 2007 when he became CEO. The new agreement shall continue unless, or until, terminated by either party giving to the other not less than twelve months' notice in writing. Jeremy Darroch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

Jeremy Darroch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance and an entitlement to participate in the LTIP.

Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Jeremy Darroch will be entitled to one year's salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. In the instance of the termination of Jeremy Darroch's employment for cause, he would be paid salary and benefits up to the date of termination but this would not include any pro-rata bonus.

Jeremy Darroch is a Non-Executive Director of Marks & Spencer Group plc and retained fees for this appointment of £73,000 for the year ended 30 June 2009.

Andrew Griffith
Andrew Griffith has a service agreement with the Company that commenced on 7 April 2008 and shall continue unless, or until, terminated by either party giving to the other not less than twelve months' notice in writing. Andrew Griffith will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

Andrew Griffith is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance and an entitlement to participate in the LTIP.

Andrew Griffith has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Andrew Griffith will be entitled to one year's salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. In the instance of the termination of Andrew Griffith's employment for cause, he would be paid salary and benefits up to the date of termination but this would not include any pro-rata bonus.

7. Non-Executive Directors

There has been a 5% increase in the basic fees payable to the Non-Executive Directors and the Chairman set by the Board of Directors for the financial year ending 30 June 2010; basic fees are £52,500 (2009: £50,000). Furthermore, the Non-Executive Directors will be paid an additional £10,000 (2009: £10,000) per annum each for membership of the Audit Committee, the Remuneration Committee, the Corporate Governance and Nominations Committee and The Bigger Picture Committee. The Chairman and the Chairmen of the Audit Committee, the Remuneration Committee, the Corporate Governance and Nominations Committee and The Bigger Picture Committee each receives an additional £25,000 per annum (2009: £25,000). Finally, the Senior Independent Director will receive an additional fee of £20,000 per annum (2009: £15,000). Each Non-Executive Director is engaged by the Company for an initial term of three years. Reappointment for a further term is not automatic, but may be mutually agreed.

On 6 December 2007, James Murdoch relinquished the role of CEO, to take up the role of Non-Executive Chairman. His remuneration consists of Chairman's fees of £25,000 per annum together with a Non-Executive Director's fee of £52,500 (2009: £50,000). Mr Murdoch was paid a bonus for his service as CEO during the 2007/08 financial year which was dependent upon the performance criteria adopted by the Committee.

Upon the appointment of Chairman no amendment to Mr Murdoch's LTIP awards were made. The awards are due to vest in August 2009, subject to the satisfaction of the performance conditions attached. Under the terms of Mr Murdoch's service agreement, the Company has the facility to pay him in cash an amount equal to the then market value of the shares that vest. Upon the payment to Mr Murdoch the awards will lapse.

The Company encourages the Non-Executive Directors to build up a holding in the Company's shares and going forward has introduced a facility whereby Non-Executive Directors can elect to receive up to 25% of their fees in BSkyB shares. Shares will be purchased on a monthly basis in the market.

The Directors who are deemed to be affiliated with News Corporation (James Murdoch, David DeVoe, Tom Mockridge and Arthur Siskind) are not allowed to participate in the facility due to the fact that under Rule 9 of the Takeover Code they would be deemed to be acting in concert with News Corporation if they were to purchase shares in the Company and this would place News Corporation under an obligation to make a mandatory offer for all of the issued share capital of the Company.

The Committee is aware that the fees for the Chairman are significantly below market levels and intends to review fee levels for the Chairman in full in the forthcoming year, with a view to moving fee levels to be more in line with the market.

8. Performance graph

The following graph shows the Company's performance measured by TSR in the five years to 30 June 2009. This graph shows the growth in the value of a hypothetical £100 holding in the Company's ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market indices for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company's long-term incentive plans.

Breakdown of shareholder return from 1 July 2004 to 30 June 2009



BSkyB
FTSE 100
FTSE 350 Media
NYSE TMT
180
160
140
120
100
80
60
40
20
0
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09

Source: Thomson Financial & NYSE

9. Share interests

The interests of the Directors in the ordinary share capital of the Company during the year were:

Name of Director	At 30 June 2009	At 30 June 2008
Jeremy Darroch	60,000	60,000
David Evans	16,000(i)	16,000(i)
Nicholas Ferguson	10,000	10,000
Andrew Griffith	5,000	-
Andrew Higginson	2,248	2,160
Lord Wilson of Dinton	486	486

This table is audited
(i) Held in the form of 4,000 ADSs, one ADS is equivalent to four ordinary shares.

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2009 and 29 July 2009.

During the year ended 30 June 2009, the share price traded within the range of 329.0p to 502.5p per share. The middle-market closing price on 26 June 2009, the last trading day of the financial year, was 449.5p.

Report on Directors' remuneration
continued

10. Directors' remuneration
The emoluments of the Directors for the year are shown below:

	Salary and fees £	Bonus scheme £	Benefits £	Total emoluments before pension 2009 £	Pensions £	Total emoluments including pension 2009 £	Total emoluments including pension 2008 £	Total emoluments including pension 2007 £
Executive								
Jeremy Darroch(i)	825,000	1,485,000	10,164	2,320,164	16,406	2,336,570	1,962,050	1,423,752
Andrew Griffith(ii)	487,500	548,500	12,129	1,048,129	9,906	1,058,035	567,504	–
Non-Executive								
James Murdoch(iii)	75,000	–	–	75,000	–	75,000	1,357,475	2,993,124
David Devoe	50,000	–	–	50,000	–	50,000	50,000	44,700
David Evans	60,000	–	–	60,000	–	60,000	60,000	49,700
Nicholas Ferguson	110,000	–	–	110,000	–	110,000	104,603	59,700
Andrew Higginson	60,000	–	–	60,000	–	60,000	60,000	49,700
Allan Leighton	85,000	–	–	85,000	–	85,000	85,000	59,700
Tom Mockridge(iv)	21,875	–	–	21,875	–	21,875	–	–
Jacques Nasser	60,000	–	–	60,000	–	60,000	60,000	49,700
Dame Gail Rebuck	60,000	–	–	60,000	–	60,000	60,000	49,700
Daniel Rimer(v)	50,000	–	–	50,000	–	50,000	11,795	–
Arthur Siskind	60,000	–	–	60,000	–	60,000	60,000	49,700
Lord Wilson of Dinton	85,000	–	–	85,000	–	85,000	85,000	59,700
Former Directors								
Chase Carey(vi)	30,512	–	–	30,512	–	30,512	50,000	44,700
Rupert Murdoch(vii)	–	–	–	–	–	–	32,404	54,700
Lord Rothschild(viii)	17,500	–	–	17,500	–	17,500	68,629	59,700
Lord St John of Fawsley(ix)	–	–	–	–	–	–	–	15,244
Total emoluments	2,137,387	2,033,500	22,293	4,193,180	26,312	4,219,492	4,674,460	5,063,520

This table is audited

Notes:

(i) Jeremy Darroch, appointed CEO on 7 December 2007, received a salary of £825,000 from 1 July 2008 (£750,000 following his appointment as CEO).

(ii) Andrew Griffith, appointed CFO on 7 April 2008, received a salary of £475,000 from 1 July 2008 (£450,000 following his appointment as CFO). Following an interim review to take account of his performance, the previous CFO's salary and below market benchmark position, this was increased to £500,000 from 1 January 2009.

(iii) James Murdoch received a salary of £1,045,000 per annum up to 6 December 2007, which was reduced to £75,000 per annum on 7 December 2007 following his appointment as Chairman.

(iv) Tom Mockridge was appointed as a Director of the Company on 10 February 2009.

(v) Daniel Rimer was appointed as a Director of the Company on 7 April 2008.

(vi) Chase Carey resigned as a Director of the Company on 10 February 2009.

(vii) Rupert Murdoch resigned as a Director of the Company on 6 December 2007.

(viii) Lord Rothschild resigned as a Director of the Company on 26 September 2008.

(ix) Lord St John of Fawsley resigned as a Director of the Company on 3 November 2006.

11. LTIP

Details of all outstanding awards held under the LTIP are shown below:

	Number of shares under award									
Name of Director	At 30 June 2008	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2009	Exercise price	Market price at date of exercise	Date of Award	Date from which exercisable	Expiry date
James Murdoch	550,000	–	–	–	550,000(i)	n/a	n/a	03.08.06	03.08.09	03.08.10
	550,000	–	–	–	550,000(i)	n/a	n/a	30.07.07	03.08.09	03.08.10
Jeremy Darroch	290,000	–	–	–	290,000	n/a	n/a	03.08.06	03.08.09	03.08.10
	290,000	–	–	–	290,000	n/a	n/a	30.07.07	03.08.09	03.08.10
	295,000	–	–	–	295,000	n/a	n/a	06.02.08	03.08.09	03.08.10
	–	600,000	–	–	600,000	n/a	n/a	31.07.08	31.07.11	31.07.12
Andrew Griffith	100,000(ii)	–	–	–	100,000	n/a	n/a	03.08.06	03.08.09	03.08.10
	50,000(ii)	–	–	–	50,000	n/a	n/a	30.05.07	03.08.09	03.08.10
	125,000(ii)	–	–	–	125,000	n/a	n/a	30.07.07	03.08.09	03.08.10
	125,000	–	–	–	125,000	n/a	n/a	30.04.08	03.08.09	03.08.10
	–	320,000	–	–	320,000	n/a	n/a	31.07.08	31.07.11	31.07.12

This table is audited

Notes: The aggregate amount received by the directors under the LTIP was nil (2008: £5,636,562).

(i) These options remain exercisable to the fullest extent subject to the achievement of the performance conditions, the Company may elect to pay cash.

(ii) These awards were made under the Company's Management LTIP plan, prior to Andrew Griffith's appointment as a Director of the Company on 7 April 2008.

12. Executive Share Options

Details of all outstanding options held under the Executive Schemes are shown below:

	Number of options								
Name of Director	At 30 June 2008	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2009	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Andrew Griffith(i)	3,030(ii)	–	–	–	3,030	£9.90	n/a	23.11.03	23.11.10
	25,222	–	–	–	25,222	£9.90	n/a	23.11.03	23.11.10
	40,025	–	–	–	40,025	£7.94	n/a	06.11.04	06.11.11
	44,184	–	–	–	44,184	£6.62	n/a	01.09.07	05.09.13
	19,819(ii)	–	–	–	19,819	£5.03	n/a	06.08.08	06.08.14

This table is audited

(i) These are all awards that are outstanding following Andrew Griffith's appointment as a Director on 7 April 2008. As a reminder, the Company has not made any Executive Share Option awards to any employee since 2004.

(ii) These options vested following the achievement of the performance target, being the growth in BSkyB's EPS being equal to or greater than the increase in RPI plus 3% per annum.

13. Sharesave Scheme options

Details of all outstanding options held under the Sharesave Scheme are shown below:

	Number of shares under options						
Name of Director	At 30 June 2008	Granted during the year	Exercised during the year	At 30 June 2009	Exercise price	Date from which exercisable	Expiry date
Jeremy Darroch	4,281	–	–	4,281	£3.86	01.02.10	01.08.10
Andrew Griffith	–	2,580	–	2,580	£3.72	01.02.12	01.08.12

This table is audited

Options under the Company's Sharesave Scheme are not subject to performance conditions.

Report on Directors' remuneration
continued

14. 20 Year Award Plan
Details of all outstanding awards held under the 20 Year Award Plan are shown below:

Name of Director	Number of shares under award: At 30 June 2008	Granted during the year	Exercised during the year	At 30 June 2009	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Jeremy Darroch	–	100	–	100	n/a	n/a	05.02.12	05.04.12
Andrew Griffith	–	100	–	100	n/a	n/a	05.02.12	05.04.12

This table is audited

Shares granted under the 20 Year Award Plan are not subject to performance conditions.

Signed on behalf of the Board
Nicholas Ferguson
Remuneration Committee Chairman
29 July 2009

Other governance and statutory disclosures

Payment policy

The policy of the Group is to agree terms of payment with suppliers prior to entering into a contractual relationship. In the absence of a specific agreement, it is the policy of the Group to pay suppliers in accordance with its standard payment terms of 45 days. The Group had below 45 days' purchases outstanding at 30 June 2009 (2008: below 30 days), based on the total amount invoiced by non-programme trade suppliers during the year ended 30 June 2009. Programme creditors include significant balances which are not yet contractually due. In respect of amounts both contractually due and invoiced, the outstanding number of days' purchases is below 45 days (2008: below 30 days).

Financial instruments

Details of the Group's use of financial instruments, together with information on our risk management objectives and policies, and our exposure to price risks, credit risks, liquidity risks and cash flow risks, can be found in note 23 to the consolidated financial statements.

Share capital

Details of the structure of the Company's share capital and changes in the share capital during the year are disclosed in notes 24 and 25 to the consolidated financial statements.

The Shareholder information item on pages 121 to 129 contains details of the rights attaching to the Company's ordinary shares.

Major shareholders

The information disclosed to the Company, as at 29 July 2009, under Rule 5 of the Disclosure and Transparency Rules of the Financial Services Authority in respect of holdings exceeding the 3% notification threshold is detailed below:

Identity of person or group	Amount owned	Percent of class
News UK Nominees Limited(i)	686,021,700	39.14
Capital Research and Management Company(ii)	88,008,696	5.02
Brandes Investment Partners L.P.(ii)	56,867,820	3.12
The Capital Group Companies, Inc.(ii)	55,977,854	3.10
Legal & General Group plc(ii)	53,183,483	3.03

(i) Direct holding which is subject to restrictions on its voting rights (please see Voting rights below).
(ii) Indirect holding.

Voting rights

Major shareholders have the same voting rights as all other shareholders. A voting agreement dated 21 September 2005 was entered into between the Company, BSkyB Holdco Inc, News Corporation and News UK Nominees Limited which became unconditional on 4 November 2005 and caps News UK Nominees Limited's voting rights at any general meeting at 37.19%. The provisions of the voting agreement cease to apply on the first to occur of a number of circumstances which include the date on which a general offer is made by an independent person (as defined in the voting agreement) for the ordinary share capital of the Company.

The ESOP was established to satisfy awards made to participants of the Company's employee share plans. The trustees of the ESOP have waived the right to dividends payable in respect of the shares held by it, except to the extent of 0.0001% of the dividend payable on each share. At 30 June 2009, the ESOP had an interest in 14,136,208 of the Company's ordinary shares. The Trustees, who are independent of the Company, have full discretion how they vote the ordinary shares held by the ESOP.

Appointment and retirement of Directors

The Directors may from time to time appoint one or more Directors. Any such Director shall hold office only until the next AGM and shall then be eligible for reappointment by the Company's shareholders. In accordance with the Company's current Articles of Association, one-third of the Directors must retire by rotation. In accordance with the Combined Code, any Director who has served more than three three-year terms (other than those holding an executive position) is subject to annual reappointment.

Directors' powers in relation to the Company issuing its own shares

The Directors were granted authority at the 2008 AGM to allot relevant securities up to a nominal amount of £289,000,000. This authority will apply until the conclusion of this year's AGM. An ordinary resolution to renew the Directors' authority will be proposed at the 2009 AGM. A special resolution will also be proposed to renew the Directors' powers to make non-pre-emptive issues for cash in connection with rights issues and otherwise up to a nominal amount of £43,500,000.

Charitable contributions and community and environmental activities

The Bigger Picture Review, which does not form part of the Annual Report, will be made available online in August 2009, and will provide further information on the Group's commitment to corporate responsibility, including community and environmental activities (see www.sky.com/thebiggerpicture). An overview of the Group's Bigger Picture approach, including community and environmental activities is also provided in the review of the business on page 23.

During 2009, the Group gave £2,598,015 (2008: £2,021,649) to charities in the UK in the form of cash. The Group's total community investment (cash, time, in kind and management costs) will be published in The Bigger Picture Review.

Political contributions

Political contributions of the Group in the UK during 2009 amounted to nil (2008: £2,300).

Annual General Meeting

The notice convening the AGM, to be held at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on 23 October 2009 at 11.00am, is available for download from the Company's corporate website at www.sky.com/corporate

Going concern

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the review of the business on pages 4 to 38. The financial position of the Group, its cash flows and liquidity position are described in the financial review on pages 39 to 48. In addition, notes 22 and 23 to the consolidated financial statements include details of the Group's treasury activities, long term funding arrangements, financial instruments and hedging activities and exposure to financial risk.

As set out above, the Group has sufficient financial resources which, together with internally generated cash flows, will continue to provide sufficient sources of liquidity to fund its current operations, including its contractual and commercial commitments as set out on pages 45 to 46, its approved capital expenditure and any proposed dividends, and the Group is well placed to manage its business risks successfully, despite the current economic outlook.

After making enquires, the Directors have formed the judgment, at the time of approving the consolidated financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the consolidated financial statements.

Auditors

In accordance with the provisions of Section 418 of the Companies Act 2006, each of the persons who are Directors of the Company at the date of approval of this report confirms that:

- so far as the Director is aware, there is no relevant audit information (as defined in the Companies Act 2006) of which the Company's auditors are unaware; and
- the Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information (as defined) and to establish that the Company's auditors are aware of that information.

A resolution to reappoint Deloitte LLP as the Company's auditors will be proposed at the forthcoming AGM.

By order of the Board,
Dave Gormley
Company Secretary
29 July 2009

Consolidated financial statements

Statement of Directors' responsibility

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the Parent Company financial statements under IFRSs as adopted by the EU. Under Company law, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, International Accounting Standard 1 requires that Directors:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- make an assessment of the Company's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

We confirm that to the best of our knowledge:

1. The financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

2. The management report, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Jeremy Darroch
Chief Executive Officer
29 July 2009

Andrew Griffith
Chief Financial Officer
29 July 2009

The report set out below is provided in compliance with International Standards on Auditing (UK and Ireland). Deloitte LLP has also issued reports in accordance with auditing standards of the Public Company Accounting Oversight Board in the US, which will be included in the Annual Report on Form 20-F to be filed with the SEC. Those reports are unqualified and include opinions on the consolidated financial statements of the Group as at 30 June 2009 and 30 June 2008 and for the three years ended 30 June 2009 as well as on the effectiveness of internal control over financial reporting as at 30 June 2009. Management's report on internal control over financial reporting is set out on page 57.

Auditors' report
United Kingdom

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BRITISH SKY BROADCASTING PLC

We have audited the financial statements of British Sky Broadcasting plc for the year ended 30 June 2009 which comprise the Group and Parent Company Income Statements, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statements of Recognised Income and Expense and the related notes 1 to 31. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This report is made solely to the Company's members, as a body, in accordance with sections 495, 496 and 497 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's and the Parent Company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 30 June 2009 and of the Group's and the Parent Company's profit for the year then ended;
- the financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Group financial statements comply with IFRSs as issued by the IASB.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the directors' statement contained within the Annual Report in relation to going concern; and
- the part of the Corporate Governance Statement relating to the Company's compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Timothy Powell (Senior Statutory Auditor)
for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
29 July 2009

Consolidated Income Statement
for the year ended 30 June 2009

	Notes	2009 £m	2008 £m	2007 £m
Revenue	2	5,359	4,952	4,551
Operating expense	3	(4,546)	(4,228)	(3,736)
Operating profit		813	724	815
Share of results of joint ventures and associates	15	19	15	12
Investment income	4	35	47	46
Finance costs	4	(220)	(177)	(149)
Profit on disposal of joint venture	5	-	67	-
Impairment of available-for-sale investment	6	(191)	(616)	-
Profit before tax	7	456	60	724
Taxation	9	(197)	(187)	(225)
Profit (loss) for the year attributable to equity shareholders of the parent company		259	(127)	499
Earnings (loss) per share from profit (loss) for the year (in pence)				
Basic	10	14.9p	(7.3p)	28.4p
Diluted	10	14.8p	(7.3p)	28.2p

The accompanying notes are an integral part of this consolidated income statement.

All results relate to continuing operations

Consolidated Statement of Recognised Income and Expense
for the year ended 30 June 2009

	Notes	2009 £m	2008 £m	2007 £m
Profit (loss) for the year attributable to equity shareholders of the parent company		259	(127)	499
Net profit (loss) recognised directly in equity				
Gain (loss) on available-for-sale investments	16	96	(192)	(151)
Gain (loss) on cash flow hedges		377	43	(70)
Tax on cash flow hedges		(105)	(13)	21
Exchange differences on translation of foreign operations	25	19	4	-
		387	(158)	(200)
Amounts reclassified and reported in the income statement				
Cash flow hedges		(351)	2	109
Tax on cash flow hedges		98	-	(33)
Transfer to profit (loss) on impairment of available-for-sale investment	16	-	343	-
		(253)	345	76
Net profit (loss) recognised directly in equity		134	187	(124)
Total recognised income and expense for the year		393	60	375

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

Consolidated Balance Sheet

as at 30 June 2009

	Notes	2009 £m	2008 £m
Non-current assets			
Goodwill	12	852	852
Intangible assets	13	345	303
Property, plant and equipment	14	799	722
Investments in joint ventures and associates	15	135	114
Available-for-sale investments	16	261	338
Deferred tax assets	17	17	23
Trade and other receivables	19	21	19
Derivative financial assets	23	202	13
		2,632	2,384
Current assets			
Inventories	18	386	310
Trade and other receivables	19	613	566
Short-term deposits	23	90	185
Cash and cash equivalents	23	811	632
Derivative financial assets	23	37	5
		1,937	1,698
Total assets		4,569	4,082
Current liabilities			
Borrowings	22	465	338
Trade and other payables	20	1,492	1,294
Current tax liabilities		173	151
Provisions	21	18	27
Derivative financial liabilities	23	46	83
		2,194	1,893
Non-current liabilities			
Borrowings	22	2,279	2,108
Trade and other payables	22	66	67
Provisions	21	12	22
Derivative financial liabilities	23	82	160
		2,439	2,357
Total liabilities		4,633	4,250
Share capital	24	876	876
Share premium	25	1,437	1,437
Reserves	25	(2,377)	(2,481)
Deficit attributable to equity shareholders of the parent company	25	(64)	(168)
Total liabilities and shareholders' deficit		4,569	4,082

The accompanying notes are an integral part of this consolidated balance sheet.

These consolidated financial statements have been approved by the Board of Directors on 29 July 2009 and were signed on its behalf by:

Jeremy Darroch
Chief Executive Officer

Andrew Griffith
Chief Financial Officer

Consolidated Cash Flow Statement

for the year ended 30 June 2009

	Notes	2009 £m	2008 £m	2007 £m
Cash flows from operating activities				
Cash generated from operations	26	1,205	997	1,007
Interest received		47	43	46
Taxation paid		(178)	(163)	(128)
Net cash from operating activities		1,074	877	925
Cash flows from investing activities				
Dividends received from joint ventures and associates		20	11	9
Net funding to joint ventures and associates		(3)	(6)	(3)
Purchase of property, plant and equipment		(261)	(215)	(292)
Purchase of intangible assets		(139)	(124)	(64)
Purchase of available-for-sale investments		(19)	(6)	(947)
Purchase of subsidiaries (net of cash and cash equivalents purchased)		-	(72)	(104)
Proceeds from the sale of subsidiaries		-	3	-
Proceeds on disposal of property, plant and equipment		2	-	-
Decrease (increase) in short-term deposits		95	(170)	632
Net cash used in investing activities		(305)	(579)	(769)
Cash flows from financing activities				
Proceeds from borrowings		398	383	295
Repayment of borrowings		(434)	(16)	(192)
Repayment of obligations under finance leases		-	(1)	-
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")		1	22	37
Purchase of own shares for ESOP		(40)	(45)	(76)
Purchase of own shares for cancellation		-	-	(214)
Interest paid		(217)	(165)	(154)
Dividends paid to shareholders		(298)	(280)	(233)
Net cash used in financing activities		(590)	(102)	(537)
Effect of foreign exchange rate movements		-	1	-
Net increase (decrease) in cash and cash equivalents		179	197	(381)
Cash and cash equivalents at the beginning of the year		632	435	816
Cash and cash equivalents at the end of the year		811	632	435

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to the consolidated financial statements

1. Accounting policies
British Sky Broadcasting Group plc (the "Company") is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom ("UK"). The consolidated financial statements include the Company and its subsidiaries (together, the "Group") and its interests in associates and jointly-controlled entities.

a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), the Companies Act 2006 and Article 4 of the International Accounting Standard ("IAS") Regulations. In addition, the Group also complied with IFRS as issued by the International Accounting Standards Board ("IASB").

b) Basis of preparation
The consolidated financial statements have been prepared on a going concern basis (as set out in the Directors' Report) and on an historical cost basis, except for the remeasurement to fair value of financial instruments as described in the accounting policies below.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2009, this date was 28 June 2009, this being a 52 week year (fiscal year 2008: 29 June 2008, 52 week year; fiscal year 2007: 1 July 2007, 52 week year). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June. The Group has classified assets and liabilities as current when they are expected to be realised in, or intended for sale or consumption in, the normal operating cycle of the Group.

c) Basis of consolidation
i. Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the date control of the subsidiary commences until the date that control ceases. Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

ii. Associates and joint ventures
Associates are entities where the Group has significant influence, but not control or joint control, over the financial and operating policies of the entity. Joint ventures are those entities which are jointly controlled by the Group under a contractual agreement with another party or parties.

These consolidated financial statements include the Group's share of the total recognised gains and losses of associates and joint ventures using the equity method, from the date that significant influence or joint control commences to the date that it ceases, based on present ownership interests and excluding the possible exercise of potential voting rights, less any impairment losses (see accounting policy j). When the Group's interest in an associate or joint venture has been reduced to nil because the Group's share of losses exceeds its interest in the associate or joint venture, the Group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or where the Group has made payments on behalf of the associate or joint venture. Where the disposal of an investment in an associate or joint venture is considered to be highly probable, the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell.

d) Goodwill
Business combinations that have occurred since 1 July 2004, the date of transition to IFRS (the "Transition Date"), are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the fair value cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Where a business combination occurs in several stages, as a result of successive share purchases, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase.

In respect of business combinations that occurred prior to the Transition Date, goodwill has been included at the amounts recognised under the Group's UK Generally Accepted Accounting Principles ("UK GAAP") accounting policies on the Transition Date. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of profit or loss on disposal, except for goodwill written off to reserves under UK GAAP prior to the Transition Date, which is not reinstated and is not included in determining any subsequent gain or loss on disposal.

Goodwill is stated at cost less any impairment losses and is tested, at least annually, for impairment, based on the recoverable amounts of the cash generating unit to which the goodwill has been allocated. Any impairment identified is recognised immediately in the income statement and is not subsequently reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture. Goodwill is tested for impairment in line with accounting policy j below.

e) Intangible assets and property, plant and equipment ("PPE")
i. Intangible assets
Research expenditure is recognised in operating expense in the income statement as the expenditure is incurred. Development expenditure (relating to the application of research knowledge to plan or design new or substantially improved products for sale or use within the business) is recognised as an intangible asset from the point at which it is probable that the Group has the intention and ability to generate future economic benefits from the development expenditure, that the development is technically feasible and that the subsequent expenditure can be measured reliably. Any other development expenditure is recognised in operating expense as incurred.

Other intangible assets, which are acquired by the Group separately or through a business combination, are initially stated at cost or fair value, respectively, less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

Amortisation of an intangible asset begins when the asset is available for use, and is charged to the income statement through operating expense on a straight-line basis over the intangible asset's estimated useful life, principally being a period between three and ten years, unless the asset life is judged to be indefinite. If the useful life is indefinite or the asset is not yet available for use, no amortisation is charged and an impairment test is carried out at least annually. Other intangible assets are tested for impairment in line with accounting policy j below.

ii. Property, plant and equipment
Owned PPE is stated at cost, net of accumulated depreciation and any impairment losses, (see accounting policy j), other than those items that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item of PPE comprises major components having different useful economic lives, the components are accounted for as separate items of PPE.

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as PPE (see accounting policy o).

The cost of PPE, less estimated residual value, is depreciated in operating expense on a straight-line basis over its estimated useful life. Land, and assets that are not yet available for use, are not depreciated. Principal useful economic lives used for this purpose are:

Freehold buildings	25 years
Equipment, furniture and fixtures	3 to 15 years
Assets under finance leases and leasehold improvements	Lesser of lease term and the useful economic life of the asset

Borrowing costs are recognised in finance costs in the period in which they are incurred regardless of how the borrowings have been applied.

f) Derivative financial instruments and hedging activities

The Group uses a number of derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates.

Derivatives are held at fair value from the date that a derivative contract is entered into. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair value of derivative financial instruments is estimated with reference to the contracted value and the appropriate market value prevailing at the balance sheet date. Certain derivatives held by the Group which relate to highly probable forecast transactions ("hedged items"), which meet qualifying criteria under IAS 39 "Financial Instruments: Recognition and Measurement", are designated as cash flow hedges or fair value hedges, and are subject to cash flow hedge accounting or fair value hedge accounting respectively. In certain circumstances, only the intrinsic value of a derivative has been designated as a cash flow hedge, with the remaining fair value not designated as a cash flow hedge. Certain other derivatives held by the Group do not meet the qualifying criteria for recognition for accounting purposes as hedges, despite this being their economic function. Changes in the fair values of these derivatives are recognised immediately in the income statement. The Group does not hold or issue derivatives for speculative purposes.

Derivatives that qualify for cash flow hedge accounting

Changes in the fair values of derivatives that are designated as cash flow hedges ("cash flow hedging instruments") are initially recognised in the hedging reserve. In circumstances where the derivative used is a currency option, only changes in the intrinsic value of the option are designated under the cash flow hedging relationship, with all other movements being recorded immediately in the income statement. Amounts accumulated in the hedging reserve are subsequently recognised in the income statement in the periods in which the related hedged items are recognised in the income statement.

At inception, the effectiveness of the Group's cash flow hedges is assessed through a comparison of the principal terms of the hedging instrument and the underlying hedged item. The ongoing effectiveness of the Group's cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. This assessment is used to demonstrate that each hedge relationship is expected to be highly effective on inception, has been highly effective in the period and is expected to continue to be highly effective in future periods. The measurement of hedge ineffectiveness for the Group's hedging instruments is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated cash flow hedge achieving perfect hedge effectiveness. The excess of the cumulative change in the fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised in the income statement.

The Group uses a range of 80% to 125% for hedge effectiveness and any relationship which has effectiveness outside this range is deemed to be ineffective and hedge accounting is suspended.

When a cash flow hedging instrument expires, is terminated or is exercised, or if a hedge no longer meets the qualifying criteria for hedge accounting, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised when the forecast transaction is ultimately recognised in the income statement, provided that the underlying transaction is still expected to occur. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately recognised in the income statement and all future changes in the fair value of the cash flow hedging instruments are immediately recognised in the income statement.

Derivatives that qualify for fair value hedge accounting

The Group has designated certain derivatives as fair value hedges as defined under IAS 39. Any changes in the fair value of the derivatives are recognised immediately in the income statement. The carrying values of the underlying hedged items are adjusted for the change in the fair value of the hedged risks, with the gains or losses recognised immediately in the income statement, offsetting the fair value movement on the derivative.

Prospective effectiveness is assessed quarterly, through a comparison of the principal terms of the hedging instrument and the underlying hedged item, including the likelihood of default by the derivative counterparty. The retrospective effectiveness of the Group's fair value hedges is calculated quarterly using the cumulative dollar-offset approach, with movements in the fair value of the hedged item being compared to movements in the fair value of the hedging instrument. The Group uses a range of 80% to 125% for hedge effectiveness and any relationship which has effectiveness outside this range is deemed to be ineffective and hedge accounting is suspended.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value, with unrealised gains or losses reported in the income statement. Embedded derivatives are carried on the balance sheet at fair value from the inception of the host contract. Changes in fair value are recognised within the income statement during the period in which they arise.

g) Inventories

i. Acquired and commissioned television programme inventories

Programme inventories are stated at the lower of cost and net realisable value ("NRV"), including, where applicable, estimated subscriber escalation payments, and net of the accumulated expense charged to the income statement to date.

Programming rights are included as inventories when the legally enforceable licence period commences and all of the following conditions have been met: (a) the cost of each programme is known or reasonably determinable; (b) the programme material has been accepted by the Group in accordance with the conditions of the rights, and (c) the programme is available for its first showing. Prior to being included in inventories, the programming rights are classified as television programme rights not yet available for transmission and not recorded on the Group's balance sheet and are instead disclosed as contractual commitments (see note 27). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

The cost of television programme inventories is recognised in the operating expense line of the income statement, primarily as described below:

Notes to the consolidated financial statements
continued

1. Accounting policies *(continued)*

Sports – 100% of the cost is recognised in the income statement on the first broadcast or, where the rights are for multiple seasons or competitions, such rights are principally recognised on a straight-line basis across the seasons or competitions.

News – 100% of the cost is recognised in the income statement on first broadcast.

General entertainment – The cost is recognised in the income statement based on the expected value of each planned broadcast.

Movies – The cost is recognised in the income statement on a straight-line basis over the period of broadcast rights.

Where programme rights are surplus to the Group's requirements, and no gain is anticipated through a disposal of the rights, or where the programming will not be broadcast for any other reason, a write-down to the income statement is made. Any reversals of inventory write-downs are recognised as reductions in operating expense.

ii. Set-top boxes, routers and related equipment

Set-top boxes (including Sky+ boxes and Sky+HD boxes), routers and related equipment are valued at the lower of cost and NRV, the latter of which reflects the value that the business expects to realise from the set-top boxes and related equipment in the hands of the customer, and are recognised through the operating expense line of the income statement. Any subsidy is expensed on enablement, which is the process of activating the viewing card during installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers. The amount recognised in the income statement is determined on a weighted average cost basis, in accordance with IAS 2 "Inventory".

iii. Raw materials, consumables and goods held for resale

Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV. The cost of raw materials, consumables and goods held for resale is recognised through the operating expense line of the income statement on a first in first out (FIFO) basis.

h) Financial assets and liabilities

Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each balance sheet date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the financial asset or liability. Financial assets are derecognised from the balance sheet when the Group's contractual rights to the cash flows expire or the Group transfers substantially all the risks and rewards of the financial asset. Financial liabilities are derecognised from the Group's balance sheet when the obligation specified in the contract is discharged, cancelled or expires.

i. Available-for-sale investments

Equity investments intended to be held for an indefinite period of time are classified as available-for-sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in the available-for-sale reserve. Where the fair value cannot be reliably measured, the investment is carried at cost.

Any impairment losses in equity investments classified as available-for-sale investments are recognised in the income statement and are not reversible through the income statement, and are determined with reference to the closing market share price at the balance sheet date. Any subsequent increase in the fair value of the available-for-sale investment above the impaired value will be recognised within the available-for-sale reserve.

Available-for-sale investments are included within non-current assets unless the carrying value is expected to be recovered principally through sale rather than continuing use, in which case they are included within current assets. On disposal, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the income statement.

ii. Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determinable payments and, where no stated interest rate is applicable, are measured at the original invoice amount, if the effect of discounting is immaterial. Where discounting is material, trade and other receivables are measured at amortised cost using the effective interest method. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the income statement.

iii. Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of three months or less from the date of inception. Bank overdrafts that are repayable on demand and which form an integral part of the Group's cash management are also included as a component of cash and cash equivalents where offset conditions are met.

iv. Short-term deposits

This includes short-term deposits and commercial paper which have maturity dates of more than three months from inception. These deposits are initially recognised at fair value, and then carried at amortised cost through the income statement less any allowance for impairment losses.

v. Trade and other payables

Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest method. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

vi. Borrowings

Borrowings are recorded as the proceeds received, net of direct issue costs. Finance charges, including any premium payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement using the effective interest method and are added to the carrying amount of the underlying instrument to which they relate, to the extent that they are not settled in the period in which they arise.

i) Transponder rental prepayments

Payments made in respect of future satellite broadcast capacity have been recorded as prepaid transponder costs. These payments are recognised in the income statement on a straight-line basis over the term of the agreement.

j) Impairment

At each balance sheet date, in accordance with IAS 36 "Impairment of Assets", the Group reviews the carrying amounts of all its assets excluding inventories (see accounting policy g), non-current assets classified as held for sale, financial assets (see accounting policy h) and deferred taxation (see accounting policy p) to determine whether there is any indication that any of those assets have suffered an impairment loss.

An impairment, other than an impairment of an investment in a joint venture or associate, is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. An impairment of an investment in a joint venture or associate is recognised within the share of profit from joint ventures and associates. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to those units, and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.

An impairment loss for an individual asset or cash generating unit shall be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Impairment of goodwill is not reversed.

k) Provisions

Provisions are recognised when the Group has a probable, present legal or constructive obligation to make a transfer of economic benefits as a result of past events where a reliable estimate is available. The amounts recognised represent the Group's best estimate of the transfer of benefits that will be required to settle the obligation as of the balance sheet date. Provisions are discounted if the effect of the time value of money is material using a pre-tax market rate adjusted for risks specific to the liability.

l) ESOP reserve

Where the Company or its subsidiaries purchase the Company's own equity shares, the cost of those shares, including any attributable transaction costs, is presented within the ESOP reserve as a deduction in shareholders' equity in the consolidated financial statements.

m) Revenue recognition

Revenue, which excludes value added tax and transactions between Group companies, represents the gross inflow of economic benefit from Sky's operating activities. The Group's main sources of revenue are recognised as follows:

- Retail subscription revenue, including subscriptions for Sky TV, Sky Broadband and Sky Talk services, is recognised as the goods or services are provided, net of any discount given. Pay-per-view revenue is recognised when the event or movie is viewed.
- Wholesale revenue is recognised as the services are provided to the cable retailers and is based on the number of subscribers taking the Sky channels, as reported to the Group by the cable retailers, and the applicable rate card or contract.
- Advertising sales revenue is recognised when the advertising is broadcast. Revenue generated from airtime sales, where Sky acts as an agent on behalf of third parties, is recognised on a net commission basis.
- Sky Bet revenue is recognised in accordance with IAS 39. Sky Bet revenue represents income in the period for betting and gaming activities, defined as amounts staked by customers less winnings paid out.
- Installation, hardware and service revenue is recognised in the income statement when the goods and services are delivered.
- Other revenue principally includes income from Sky Active, Sky Card, Sky Mobile TV, technical platform services, Easynet Enterprise and Amstrad. Other revenue is recognised, net of any discount given, when the relevant goods or service are provided.

Revenue is measured at the fair value of the consideration received or receivable. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the total consideration from the arrangement is allocated to each element based on their relative fair values. The fair value of each individual element is determined using vendor specific or third party evidence. The amount of revenue the Group recognises for delivered elements is limited to the cash received.

n) Employee benefits

Wages, salaries, social security contributions, bonuses payable and non-monetary benefits for current employees are recognised in the income statement as the employees' services are rendered.

The Group provides pensions to eligible employees through defined contribution schemes. The amount charged to the income statement in the year represents the cost of contributions payable by the Group to the schemes in exchange for employee services rendered in that year. The assets of the schemes are held independently of the Group.

Termination benefits are recognised as a liability when, and only when, the Group has a demonstrable commitment to terminate the employment of an employee or group of employees before the normal retirement date or as the result of an offer to encourage voluntary redundancy.

The Group issues equity-settled and cash-settled share-based payments to certain employees which must be measured at fair value and recognised as an expense in the income statement, with a corresponding increase in equity in the case of equity-settled payments, and liabilities in the case of cash-settled awards. The fair values of equity-settled payments are measured at the dates of grant using option-pricing models, taking into account the terms and conditions upon which the awards are granted. Cash-settled share-based payments are measured at their fair value as at the balance sheet date. The fair value is recognised over the period during which employees become unconditionally entitled to the awards, subject to the Group's estimate of the number of awards which will be forfeited, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. Where an award has market-based performance conditions, the fair value of the award is adjusted for the probability of achieving these via the option pricing model. The total amount recognised in the income statement as an expense is adjusted to reflect the actual number of awards that vest, except where forfeiture is due to the failure to meet market-based performance measures.

In accordance with the transitional provisions in IFRS 1 "First-time Adoption of International Financial Reporting Standards", the recognition and measurement principles in IFRS 2 "Share-based Payment", have only been applied to options and awards granted after 7 November 2002 that had not vested by 1 January 2005.

o) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset to the lessee. All other leases are classified as operating leases.

When the Group is lessor, sublease income from operating leases is recognised on a straight-line basis over the term of the lease.

When the Group is lessee, assets held under finance leases are recognised as assets of the Group at their fair value on the date of acquisition, or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reductions of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Notes to the consolidated financial statements
continued

1. Accounting policies *(continued)*

The lease expense arising from operating leases is charged to the income statement on a straight line basis over the term of the lease. Benefits received and receivable as incentives to enter into operating leases are recorded on a straight line basis over the lease term.

p) Taxation, including deferred taxation

The Group's liability for current tax is based on taxable profit for the year, and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. Temporary differences arising from goodwill and the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit are not provided for. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjusted to reflect an amount that is probable to be realised based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

q) Distributions to equity shareholders

Dividends are recognised in the retained earnings reserve in the year in which they are declared.

The cost of repurchasing the Group's own equity shares for cancellation ("share buy-backs") is recorded in retained earnings. In addition, the nominal cost of shares repurchased is deducted from share capital and a matching credit is recorded in the capital redemption reserve.

r) Earnings per share

Basic earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group's ESOP during the year to satisfy employee share awards.

Diluted earnings or loss per share represents the profit or loss for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group's ESOP during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options where the inclusion of these would not be antidilutive.

s) Foreign currency translation

The Group's functional currency and presentational currency is pounds sterling. Trading activities denominated in foreign currencies are recorded in pounds sterling at the applicable monthly exchange rates. Monetary assets, liabilities and commitments denominated in foreign currencies at the balance sheet date are reported at the rates of exchange at that date. Non-monetary assets and liabilities denominated in foreign currencies are translated to pounds sterling at the exchange rate prevailing at the date of the initial transaction. Gains and losses from the retranslation of assets and liabilities are included net in profit for the year, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

The assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the applicable monthly average exchange rates. Any exchange differences arising are classified as equity and transferred to other reserves.

t) Reportable segments

A reportable segment, as defined by IAS 14 "Segment Reporting", is a distinguishable business or geographical component of the Group, that provides products or services, that are subject to risks and rewards that are different from those of other segments. The Group considers its primary reporting format to be business segments. The Group considers that it has only one reportable segment, being the Broadcast segment. As the revenue, results, assets and cash flows of the Broadcast segment are substantially the same as those of the consolidated Group, no separate analysis has been provided.

u) Accounting Standards, interpretations and amendments to existing standards that are not yet effective

The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after 1 July 2009 or later periods. These new standards are listed below:

- IFRS 8 "Operating Segments" (effective 1 January 2009)
- IFRIC 17 "Distributions of Non Cash Assets to Owners" (effective 1 July 2009)
- IFRIC 18 "Transfers of Assets to Customers" (effective 1 July 2009)
- Revision to IAS 1 "Presentation of Financial Statements" (effective 1 January 2009)
- Amendments to IAS 23 "Borrowing Costs" (effective 1 January 2009)
- Revision to IFRS 3 "Business Combinations" (effective 1 July 2009)
- Revision to IAS 27 "Consolidated and Separate Financial Statements" (effective 1 July 2009)
- Amendment to IFRS 2 "Share-Based Payment" (effective 1 January 2009)
- Amendment to IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" (effective 1 July 2009)
- Amendments to IAS 28 "Investment in Associates" (effective 1 January 2009)
- Amendment to IAS 32 "Financial Instruments: Presentation" (effective 1 January 2009)
- Amendments to IAS 38 "Intangible Assets" (effective 1 January 2009)
- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement" (effective 1 January 2009)

The Directors are currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods.

v) Critical accounting policies and the use of judgment

Certain accounting policies are considered to be critical to the Group. An accounting policy is considered to be critical if its selection or application materially affects the Group's financial position or results. The Directors are required to use their judgment in order to select and apply the Group's critical accounting policies.

Below is a summary of the Group's critical accounting policies and details of the key areas of judgment that are exercised in their application.

(i) Revenue (see note 2)

- Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgment. This may involve estimating the fair value of consideration before it is received. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the total consideration from the arrangement is allocated to each element based on its relative fair value. The fair value of each individual element is determined using vendor specific or third party evidence. The amount of revenue the Group recognises for delivered elements is limited to the cash received.
- Judgment is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered, or on more detailed reviews of individually significant balances.

(ii) Taxation (see note 9)

- The Group's tax charge is the sum of the total current and deferred tax charges. The calculation of the Group's total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.
- Accruals for tax contingencies require management to make judgments and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management's interpretation of country-specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of the likely resolution of the issue through negotiation and/or litigation.
- The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group's best estimation and judgment, as described above. However, the inherent uncertainty regarding the outcome of these items means the eventual resolution could differ from the provision and in such event the Group would be required to make an adjustment in a subsequent period which could have a material impact on the Group's profit and loss and/or cash position.

(iii) Goodwill (see note 12)

- Judgment is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.
- Judgment is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.

(iv) Intangible assets and property, plant and equipment (see notes 13 and 14)

- The assessment of the useful economic lives of these assets requires judgment. Depreciation and amortisation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.
- Determining whether the carrying amount of these assets has any indication of impairment also requires judgment. If an indication of impairment is identified, further judgment is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.
- Assessing whether assets meet the required criteria for initial capitalisation requires judgment. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

(v) Available-for-sale investments (see note 16)

- The key areas of judgment in respect of available-for-sale investments are the assessment of whether there is objective evidence that a loss event has occurred after initial recognition of an available-for-sale investment, and whether such a loss event has a reliably measurable impact on the estimated future cash flows of the investment. At each balance sheet date, management considers whether there is objective evidence that a loss event has occurred and whether it has had an impact on the estimated future cash flows of the available-for-sale investment. If a loss event has occurred, management would then consider whether an impairment loss has occurred and the quantum of that loss.
- As at 30 June 2009, the Group's available-for-sale investments included a material investment in ITV plc ("ITV") which has been impaired in the year. The factors management considered in determining whether an impairment loss in ITV had occurred included observable data about the estimated future cash flows of ITV based on ITV's publicly available financial reporting and announcements, publicly available information from financial commentators about ITV and the market in which it operates, the historical performance of ITV's share price, and the regulatory environment affecting ITV and the Group. The ITV impairment losses accounted for have been determined with reference to ITV's closing equity share price at 27 March 2009, the last trading day of the Group's third fiscal quarter. All subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve (see accounting policy j).

(vi) Deferred tax (see note 17)

- The key area of judgment in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilised.

(vii) Programming inventory (see note 18)

- The key area of accounting for programming inventory requiring judgment is the assessment of the appropriate profile over which to recognise amortisation in the income statement. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast and the value associated with each broadcast.
- For general entertainment programming, in order to perform this assessment of amortisation profile, we consider the expected number of viewers a programme is likely to achieve on repeat broadcast, the alternative programming available to the programming scheduler, the potential marketing benefits relating to the scheduling of certain programmes and the Group's assessment of its competitors' scheduling intentions when determining the amount of programme expense to recognise for each broadcast. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile.

Notes to the consolidated financial statements
continued

2. Revenue

	2009 £m	2008 £m	2007 £m
Retail subscription(i)	4,184	3,769	3,406
Wholesale subscription	206	181	208
Advertising	308	328	352
Sky Bet	48	44	47
Installation, hardware and service	235	276	212
Other	378	354	326
	5,359	4,952	4,551

(i) Included within retail subscription revenue for the year ended 30 June 2009 is £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.

Revenue arises from goods and services provided to the UK, with the exception of £443 million (2008: £365 million; 2007: £289 million) which arises from services provided to other countries.

3. Operating expense

	2009 £m	2008 £m	2007 £m
Programming(i)	1,750	1,713	1,539
Transmission, technology and networks	726	542	402
Marketing	907	743	734
Subscriber management and supply chain	662	700	618
Administration(ii)(iii)	501	530	443
	4,546	4,228	3,736

(i) Included within programming for the year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group's channel distribution agreements.
(ii) Included within administration for the year ended 30 June 2009 is £3 million (2008: £21 million; 2007: £16 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider).
(iii) Included within administration for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. No further costs have been incurred during the year ended 30 June 2009.

4. Investment income and finance costs

	2009 £m	2008 £m	2007 £m
Investment income			
Cash, cash equivalents and short-term deposits	30	25	33
Dividends receivable from available-for-sale investments	5	22	13
	35	47	46

	2009 £m	2008 £m	2007 £m
Finance costs			
– Interest payable and similar charges			
£1 billion Revolving Credit Facility ("RCF")	(3)	(6)	(12)
Guaranteed Notes (see note 22)	(186)	(167)	(135)
Finance lease interest	(7)	(7)	(8)
	(196)	(180)	(155)
– Other finance (expense) income			
Remeasurement of borrowings and borrowings-related derivative financial instruments (not qualifying for hedge accounting)	(21)	4	-
Remeasurement of programming-related derivative financial instruments (not qualifying for hedge accounting)	(3)	(1)	6
Gain (loss) arising on derivatives in a designated fair value hedge accounting relationship	46	14	(5)
(Loss) gain arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(46)	(14)	5
	(24)	3	6
	(220)	(177)	(149)

5. Profit on disposal of joint venture

The Group made no disposals during the year ended 30 June 2009 and no profit or loss on disposal was realised. In the year ended 30 June 2008, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside of the United States of America). This was a non-cash transaction and realised a profit on disposal of £67 million.

6. Impairment of available-for-sale investment

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above the impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV below the price of 20.0 pence as at 27 March 2009 will be recognised in the income statement at the relevant future balance sheet date. On 29 July 2009, the equity share price of ITV was 40.8 pence.

7. Profit before taxation

Profit before taxation is stated after charging (crediting):

	2009 £m	2008 £m	2007 £m
Cost of inventories recognised as an expense	1,547	1,436	1,387
Depreciation and impairment of property, plant and equipment	173	155	120
Amortisation and impairment of intangible assets	118	91	72
Rentals on operating leases and similar arrangements	47	46	32
Sub-lease rentals received on operating leases	(1)	(2)	(1)

Consolidated non-current assets outside the UK were £33 million (2008: £27 million).

Foreign exchange

Foreign exchange gains recognised in the income statement during the year amounted to £10 million (2008: £3 million; 2007: £2 million).

Audit fees

An analysis of auditors remuneration is as follows:

	2009 £m	2008 £m	2007 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	1	1	1
Fees payable to the Company's auditors for other services:			
The audit of the Company's subsidiaries pursuant to legislation	1	1	1
Total audit fees	2	2	2
Other services pursuant to legislation	1	1	1
Information technology services	-	1	1
Total non-audit fees	1	2	2
	3	4	4

This information is presented in accordance with UK Companies Act requirements. For US reporting purposes (following guidance included in Item 16C of Form 20-F), amounts paid to auditors are analysed as follows: audit fees £2 million (2008: £2 million; 2007: £2 million), audit-related fees including tax fees £1 million (2008: £1 million; 2007 £1 million), and all other fees nil (2008: £1 million; 2007: £1 million). All other fees relate to services provided in respect of information systems development.

Notes to the consolidated financial statements
continued

8. Employee benefits and key management compensation

a) Group employee benefits

	2009 £m	2008 £m	2007 £m
Wages and salaries	572	506	451
Social security costs	60	52	48
Costs of employee share option schemes(i)	50	40	35
Contributions to the Group's pension schemes(ii)	27	24	20
	709	622	554

(i) £48 million relates to equity-settled share-based payments (2008: £36 million; 2007: £33 million) and £2 million relates to cash-settled share-based payments (2008: £4 million; 2007: £2 million). At 30 June 2009, the total expense relating to non-vested awards not yet recognised was £34 million which is expected to be recognised over a weighted average period of 1 year. At 30 June 2009, £8 million was recognised as liabilities arising from share-based payment transactions (2008: £6 million), for which the counterparties' right to cash had vested by the end of the year.

(ii) The Group operates defined contribution pension schemes. The pension charge for the year represents the cost of contributions payable by the Group to the schemes during the year. The amount payable to the schemes by the Group at 30 June 2009 was £4 million (2008: £3 million).

The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2009 Number	2008 Number	2007 Number
Channels and services	2,628	2,624	2,472
Customer service, sales and marketing	8,671	7,918	7,591
Transmission and technology	2,276	1,943	1,560
Management and administration	1,347	1,660	1,464
	14,922	14,145	13,087

There are approximately 347 temporary staff included within the average number of full-time equivalent persons employed by the Group.

b) Key management compensation (see note 29d)

	2009 £m	2008 £m	2007 £m
Short-term employee benefits	4	5	5
Share-based payments	7	4	3
	11	9	8

Post-employment benefits were less than £1 million (2008: less than £1 million; 2007: less than £1 million).

9. Taxation

a) Taxation recognised in the income statement

	2009 £m	2008 £m	2007 £m
Current tax expense			
Current year	191	172	204
Adjustment in respect of prior years	10	7	(15)
Total current tax charge	201	179	189
Deferred tax expense			
Origination and reversal of temporary differences	6	5	22
Adjustment in respect of prior years	(10)	3	14
Total deferred tax (credit) charge	(4)	8	36
Taxation	197	187	225

Taxation relates to a £190 million UK corporation tax charge (2008: £179 million; 2007: £240 million) and a £7 million tax charge (2008: £8 million charge; 2007: £15 million credit) in respect of the utilisation of previously recognised Luxembourg trading losses.

b) Deferred tax recognised directly in equity

	2009 £m	2008 £m	2007 £m
Deferred tax charge (credit) relating to share-based payments	3	7	(5)
Deferred tax charge relating to cash flow hedges	7	13	12
	10	20	7

c) Reconciliation of effective tax rate

The tax expense for the year is higher (2008: higher; 2007: higher) than the expense that would have been charged using the standard rate of corporation tax in the UK (28%) applied to profit before tax. The applicable enacted or substantially enacted rate of UK corporation tax for the year was 28% (2008: 29.5%; 2007: 30%). The differences are explained below:

	2009 £m	2008 £m	2007 £m
Profit before tax	456	60	724
Profit before tax multiplied by standard rate of corporation tax in the UK of 28% (2008: 29.5%; 2007: 30%)	128	18	217
Effects of:			
Non-deductible expense(i)	65	220	19
Deferred tax write off following change in legislation	6	–	–
Tax exempt revenue(ii)	(1)	(61)	(11)
(Over) under-provision in respect of prior years	(1)	10	–
Taxation	197	187	225

(i) Included within non-deductible expense is the tax effect of the impairment in available-for-sale investments relating to the Group's investment in ITV, see note 6.
(ii) For the year ended 30 June 2008, included within tax exempt revenue is the tax effect of the profit on disposal of a joint venture relating to the Group's disposal of its 50% interest in the NGC-UK Partnership, see note 5.

10. Earnings per share

The weighted average number of shares for the year was:

	2009 Millions of shares	2008 Millions of shares	2007 Millions of shares
Ordinary shares	1,753	1,753	1,759
ESOP trust ordinary shares	(13)	(5)	(4)
Basic shares	1,740	1,748	1,755
Dilutive ordinary shares from share options	13	–	12
Diluted shares	1,753	1,748	1,767

The calculation of diluted earnings (loss) per share excludes 21 million share options (2008: 32 million; 2007: 17 million), which could potentially dilute earnings per share in the future, but which have been excluded from the calculation of diluted earnings (loss) per share as they are anti-dilutive in the year.

Basic and diluted earnings (loss) per share are calculated by dividing the profit or loss for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

Notes to the consolidated financial statements
continued

10. Earnings per share *(continued)*

	2009 £m	2008 £m	2007 £m
Reconciliation from profit (loss) for the year to adjusted profit for the year			
Profit (loss) for the year	259	(127)	499
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	24	(3)	(6)
Recognition of deferred revenue (see note 2)	(36)	-	-
Deferred tax write off following change in legislation	6	-	-
Cost relating to restructuring exercise	-	7	-
Amount receivable from channel distribution agreement (see note 3)	-	-	(65)
Legal costs relating to claim against EDS (see note 3)	3	21	16
Profit on disposal of joint venture (see note 5)	-	(67)	-
Impairment of available-for-sale investment (see note 6)	191	616	-
Tax effect of above items	4	(8)	17
Adjusted profit for the year	451	439	461

	2009 pence	2008 pence	2007 pence
Earnings (loss) per share from profit (loss) for the year			
Basic	14.9	(7.3)	28.4
Diluted	14.8	(7.3)	28.2
Adjusted earnings per share from adjusted profit for the year			
Basic	25.9	25.1	26.3
Diluted	25.7	25.0	26.1

The calculation of diluted adjusted earnings per share includes 13 million dilutive ordinary shares from share options (2008: 9 million; 2007: 12 million) and excludes 21 million share options (2008: 15 million; 2007: 17 million), which could potentially dilute earnings per share in the future.

11. Dividends

	2009 £m	2008 £m	2007 £m
Dividends declared and paid during the year			
2006 Final dividend paid: 6.70p per ordinary share	-	-	117
2007 Interim dividend paid: 6.60p per ordinary share	-	-	116
2007 Final dividend paid: 8.90p per ordinary share	-	156	-
2008 Interim dividend paid: 7.125p per ordinary share	-	124	-
2008 Final dividend paid: 9.625p per ordinary share	167	-	-
2009 Interim dividend paid: 7.50p per ordinary share	131	-	-
	298	280	233

The 2009 final dividend proposed is 10.10 pence per ordinary share being £176 million. The dividend was not declared at the balance sheet date and is therefore not recognised as a liability as at 30 June 2009.

Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies' articles of association and the Companies Act 2006. There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 1/08, issued by the Institute of Chartered Accountants in England and Wales. All dividends were paid out of profits available for distribution. The ESOP has waived its rights to dividends.

12. Goodwill

	2009 £m	2008 £m
Carrying value	852	852

Goodwill has principally arisen from the Group's purchases of the Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB"), Easynet Group Limited ("Easynet"), 365 Media and Amstrad. Impairment reviews were performed on these goodwill balances at 30 June 2009, which did not indicate impairment.

The amount of goodwill deductible for tax purposes is nil (2008: nil). Goodwill, allocated by cash generating unit, is analysed as follows:

	2009 £m	2008 £m
Broadcast(i)	673	364
Betting and gaming(ii)	149	149
Easynet Enterprise(iii)	30	30
Interactive	–	302
Multiple units without significant goodwill	–	7
	852	852

Due to the gradual and continual integration of the Interactive business into the Broadcast unit, the future cash flows of the Interactive cash generating unit are no longer separately identifiable from those of the Broadcast cash generating unit and the Group has reviewed and realigned its cash generating units accordingly. Multiple units without significant goodwill have also been moved into the Broadcast unit as part of this review.

Recoverable amounts for the cash generating units were calculated on the basis of value in use, using cash flows calculated for the next five years as forecast by management. A long-term growth rate of 3% was applied in order to extrapolate cash flow projections beyond this five year period, based on future industry expectations. The cash flows were discounted using a pre-tax discount rate of 8.3% (2008: 8.3%).

i) Broadcast

The Broadcast unit includes goodwill arising from the purchase of Easynet's UK broadband network assets, Easynet's UK residential business, 365 Media's content business, BiB and Amstrad. The key assumptions on which forecast five year cash flows of the Broadcast unit were based include the number of gross DTH subscriber additions, the rate of DTH churn, the average revenue per subscriber, acquisition costs per subscriber and anticipated changes in the product mix and marketing mix of the broadcast business. The values assigned to each of these assumptions were determined based on the extrapolation of historical trends within the Group, and external information on expected future trends in the UK and Ireland entertainment and communications industry.

ii) Betting and gaming

The Betting and gaming unit includes goodwill arising from the purchase of SIG and 365 Media's betting businesses. The key assumptions, on which forecast five year cash flows were based, include the number of weekly unique users, the number of bets placed per user per week, the average stake per user per week and the average spend per active user per week. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in betting and gaming.

iii) Easynet Enterprise

The Easynet Enterprise unit includes goodwill arising from the purchase of Easynet's enterprise broadband business in the UK and other European countries. The key assumptions on which forecast five year cash flows were based include the number of Easynet Enterprise customers, the average revenue per customer and the operating margin generated per customer. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in the enterprise broadband industry.

Notes to the consolidated financial statements
continued

13. Intangible assets

	Internally generated intangible assets £m	Software development (external) £m	Software licenses £m	Other intangible assets £m	Internally generated intangible assets not yet available for use £m	Other intangible assets not yet available for use £m	Total £m
Cost							
At 1 July 2007	62	223	77	41	–	52	455
Additions from business combinations	–	4	–	1	–	3	8
Foreign exchange movements	–	–	1	–	–	–	1
Other additions	33	21	12	1	4	58	129
Disposals	(4)	(19)	(1)	(5)	–	–	(29)
Transfers	–	8	–	3	–	(11)	–
At 30 June 2008	91	237	89	41	4	102	564
Foreign exchange movements	–	–	1	–	–	–	1
Other additions	34	20	19	35	13	39	160
Disposals	(5)	(5)	(8)	(5)	–	–	(23)
Transfers	4	50	–	1	–	(55)	–
At 30 June 2009	124	302	101	72	17	86	702
Amortisation							
At 1 July 2007	25	127	39	3	–	–	194
Foreign exchange movements	–	–	1	–	–	–	1
Amortisation for the year	14	52	15	10	–	–	91
Disposals	(4)	(19)	(1)	(1)	–	–	(25)
At 30 June 2008	35	160	54	12	–	–	261
Foreign exchange movements	–	–	1	–	–	–	1
Amortisation for the year	27	50	15	25	–	–	117
Impairments	1	–	–	–	–	–	1
Disposals	(5)	(5)	(8)	(5)	–	–	(23)
At 30 June 2009	58	205	62	32	–	–	357
Carrying amounts							
At 1 July 2007	37	96	38	38	–	52	261
At 30 June 2008	56	77	35	29	4	102	303
At 30 June 2009	66	97	39	40	17	86	345

During the year a review of the Group's intangible asset categories was undertaken. A decision was made to further improve the presentation of the Group's intangible assets by disaggregating "software development (external)" and "software licenses" from the "other intangible assets" category. The prior year comparatives have been re-presented accordingly.

The Group's internally generated intangible assets relate to software development associated with our customer management systems and set-top boxes. The Group's other intangible assets mainly include copyright licences, customer lists and relationships, patents and brands acquired in business combinations.

The estimated future amortisation charge on intangible assets with finite lives for each of the next five years is set out below. It is likely that future amortisation will vary from the figures below as the estimate does not include the impact of any future investments, disposals or capital expenditure.

	2009	2010	2011	2012	2013
Estimated amortisation charge	116	102	72	32	13

For intangible assets acquired in business combinations the average amortisation period is 3 years.

14. Property, plant and equipment

	Land and freehold buildings(i)(ii) £m	Leasehold improvements £m	Equipment, furniture and fixtures £m	Assets not yet available for use £m	Total £m
Cost					
At 1 July 2007	105	64	761	37	967
Additions from business combinations	-	-	1	-	1
Foreign exchange movements	-	1	9	-	10
Other additions	3	7	148	46	204
Disposals	-	-	(30)	-	(30)
Transfers	-	-	25	(25)	-
At 30 June 2008	108	72	914	58	1,152
Foreign exchange movements	-	-	5	-	5
Other additions	25	5	85	136	251
Disposals	(5)	-	(74)	(2)	(81)
Transfers	-	-	1	(1)	-
At 30 June 2009	128	77	931	191	1,327
Depreciation					
At 1 July 2007	17	19	261	-	297
Foreign exchange movements	-	1	7	-	8
Depreciation	3	2	150	-	155
Disposals	-	-	(30)	-	(30)
At 30 June 2008	20	22	388	-	430
Foreign exchange movements	-	-	3	-	3
Depreciation	4	7	154	-	165
Impairments	1	-	5	2	8
Disposals	(3)	-	(73)	(2)	(78)
At 30 June 2009	22	29	477	-	528
Carrying amounts					
At 1 July 2007	88	45	500	37	670
At 30 June 2008	88	50	526	58	722
At 30 June 2009	106	48	454	191	799

(i) The amounts shown include assets held under finance leases with a net book value of £4 million (2008: £5 million). The cost of these assets was £9 million (2008: £9 million) and the accumulated depreciation was £5 million (2008: £4 million). Depreciation charged during the year on such assets was £1 million (2008: £1 million; 2007: nil).
(ii) Depreciation was not charged on £32 million of land (2008: £27 million).

Notes to the consolidated financial statements
continued

15. Investments in joint ventures and associates
A list of the Group's significant investments in joint ventures and associates, including the name, country of incorporation and proportion of ownership interest is given in note 30 to the consolidated financial statements.

The movement in joint ventures and associates during the year was as follows:

	2009 £m	2008 £m
Share of net assets:		
At 1 July	114	34
Acquisitions and disposals		
– Disposal of joint venture	–	(15)
– Acquisition of associates	–	82
Movement in net assets		
– Funding, net of repayments	3	6
– Dividends received	(20)	(11)
– Share of profits	19	15
– Exchange differences on translation of foreign joint ventures and associates	19	3
At 30 June	135	114

The Group's share of any capital commitments and contingent liabilities of associates and joint ventures is shown in note 27.

a) Investments in joint ventures
Representing the Group's share of each joint venture:

	2009 £m	2008 £m
Non-current assets	4	4
Current assets	45	49
Current liabilities	(22)	(24)
Non-current liabilities	(1)	(1)
Shareholders' equity	26	28
Revenue	68	72
Expense	(55)	(58)
Taxation	(4)	(3)
Share of profit from joint ventures	9	11

b) Investments in associates
Representing a 100% share of each associate:

	2009 £m	2008 £m
Total assets	343	289
Total liabilities	(52)	(64)
Shareholders' equity	291	225
Revenue[i]	172	132
Profit[i]	45	38

(i) Revenue and profit numbers are provided for the full year ended 30 June 2009 and 30 June 2008.

16. Available-for-sale investments

	2009 £m	2008 £m
Investment in ITV at cost	946	946
Unrealised gain on ITV investment	96	–
Impairment of ITV investment	(807)	(616)
Fair value of ITV investment	235	330
Other investments at cost	26	8
	261	338

On 17 November 2006, the Group acquired 696 million shares in ITV, at a price of 135 pence per share, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes. The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review that carrying value throughout fiscal 2008 and fiscal 2009 and has recognised an impairment loss of £191 million in the current year (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above this impaired value have been recorded in the available-for-sale reserve. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence.

Any disposal of the investment, assuming certain other factors remain consistent with those existing at the balance sheet date, would be exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE). As such, the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from their carrying value.

17. Deferred tax

i) Recognised deferred tax assets

	Fixed asset temporary differences £m	Tax losses £m	Short-term temporary differences £m	Share-based payments temporary differences £m	Financial instrument temporary differences £m	Total £m
At 1 July 2007	(9)	15	9	28	11	54
Credit (charge) to income	3	(8)	(1)	(3)	1	(8)
Charge to equity	–	–	–	(7)	(13)	(20)
Business combinations	(3)	–	–	–	–	(3)
At 30 June 2008	(9)	7	8	18	(1)	23
Credit (charge) to income	7	(5)	(2)	7	(3)	4
Charge to equity	–	–	–	(3)	(7)	(10)
At 30 June 2009	(2)	2	6	22	(11)	17

Deferred tax assets have been recognised at 30 June 2009 and 30 June 2008 on the basis that, from management's current forecast of the Group's entities, it is probable that there will be suitable taxable profits against which these assets can be utilised. Tax losses are treated as unrecognised deferred tax assets if it is not considered probable that suitable future taxable profits will arise. During the year, any tax losses suffered by UK entities have been relieved against taxable profits in other UK entities in the Group.

The deferred tax asset recognised in respect of tax losses arises principally in Luxembourg. Based on management's forecast, there will be suitable future taxable profits against which this deferred tax asset can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the periods in which they reverse. The rate enacted or substantially enacted for the relevant periods of reversal is 28% in the year ended 30 June 2009 (2008: 28%).

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2009 £m	2008 £m
Deferred tax assets	30	36
Deferred tax liabilities	(13)	(13)
	17	23

ii) Unrecognised deferred tax assets

	2009 £m	2008 £m
Tax losses arising from trading	341	128
Tax losses arising from capital disposals and provisions against investments	406	407
	747	535

Deferred tax assets have not been recognised in respect of the items above because it is not probable that future taxable profits will be available against which the Group can utilise the losses.

Notes to the consolidated financial statements
continued

17. Deferred tax *(continued)*

At 30 June 2009, a deferred tax asset of £46 million (2008: £48 million) principally arising from UK losses in the Group, has not been recognised. These losses can only be offset against taxable profits generated in the entities concerned. There is currently insufficient evidence to support the recognition of a deferred tax asset relating to these losses. The UK trading losses can be carried forward indefinitely.

At 30 June 2009, a deferred tax asset of £295 million (2008: £80 million) has not been recognised in respect of overseas trading losses on the basis that it is not probable that these temporary differences will be utilised. These losses include £249 million (2008: £40 million) with respect to the Group's German holding company's former investment in KirchPayTV and £46 million (2008: £40 million) with respect to the Group's holdings in Easynet's overseas subsidiaries. In respect of the unrecognised deferred tax of £295 million on the overseas trading losses, £277 million relates to losses that can be carried forward indefinitely and £18 million relates to losses that have expiry dates between 2010 and 2028.

At 30 June 2009, a deferred tax asset of £391 million (2008: £391 million) has not been recognised in respect of potential capital losses related to the Group's former investment in KirchPayTV, on the basis that utilisation of these temporary differences is not probable. At 30 June 2009, the Group also has capital losses with a tax value estimated to be in excess of £15 million (2008: £16 million) including impairment of a football club and other investments, which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised. The capital losses can be carried forward indefinitely.

18. Inventories

	2009 £m	2008 £m
Television programme rights	274	219
Set-top boxes and related equipment	97	81
Other inventories	15	10
	386	310

At 30 June 2009, 91% (2008: 91%) of the television programme rights and 100% (2008: 100%) of other inventories is expected to be recognised in the income statement within 12 months.

19. Trade and other receivables

	2009 £m	2008 £m
Gross trade receivables	297	279
Less: provision for impairment of receivables	(118)	(84)
Net trade receivables	179	195
Amounts receivable from joint ventures and associates	5	10
Amounts receivable from other related parties	–	6
Prepayments	221	149
Accrued income	116	105
VAT	52	51
Other	40	50
Current trade and other receivables	613	566
Non current prepayments	21	19
Total trade and other receivables	634	585

Included within current trade and other receivables is £54 million (2008: £36 million) which is due in more than one year.

The ageing of the Group's net trade receivables which are past due but not impaired is as follows:

	2009 £m	2008 £m
Up to 30 days past due date	56	42
30 to 60 days past due date	11	9
60 to 120 days past due date	7	8
More than 120 days past due date	5	13
	79	72

The Directors consider that the carrying amount of trade and other receivables approximates to their fair values. The Group is exposed to credit risk on its trade and other receivables, however the Group does not have any significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers. Trade receivables principally comprise amounts outstanding from subscribers, advertisers and other customers.

During the fiscal year 2008 the Group identified an immaterial gain contingency of £34 million which was excluded from both "Gross trade receivables" and "Less: provision for impairment of receivables". At 30 June 2009 no gain contingency remained.

Provisions for doubtful debts

	2009 £m	2008 £m
Balance at beginning of year	84	72
Amounts utilised	(7)	(14)
Income statement charge	41	26
Balance at end of year	118	84

20. Trade and other payables

	2009 £m	2008 £m
Trade payables	434	270
Amounts owed to joint ventures and associates	3	3
Amounts owed to other related parties	42	32
VAT	93	105
Accruals	586	534
Deferred income	269	289
Other	65	61
	1,492	1,294

Included within trade payables are £143 million (2008: £111 million) of US dollar-denominated programme payables. The Directors consider that the carrying amount of trade and other payables approximates to their fair values. Trade payables principally comprise amounts outstanding for programming purchases and ongoing costs.

21. Provisions

	At 1 July 2007 £m	Provided during the year £m	On acquisition of subsidiary £m	Utilised during the year £m	At 1 July 2008 £m	Provided during the year £m	Utilised during the year £m	At 30 June 2009 £m
Current liabilities								
Provision for termination benefits(i)	3	-	-	(3)	-	-	-	-
Restructuring provision(ii)	-	6	-	-	6	-	(6)	-
Acquired and acquisition related provisions(iii)	-	2	22	(10)	14	8	(8)	14
Other provisions(iv)	5	4	-	(2)	7	1	(4)	4
	8	12	22	(15)	27	9	(18)	18
Non-current liabilities								
Acquired and acquisition related provisions(iii)	-	-	8	-	8	-	(7)	1
Other provisions(v)	18	-	-	(4)	14	-	(3)	11
	18	-	8	(4)	22	-	(10)	12

(i) At 30 June 2007, the Group provided £3 million for expected costs of redundancy and related expenses. During the year ended 30 June 2008 this provision was fully utilised.

(ii) During the year ended 30 June 2008 the Group provided £6 million for the expected costs of a restructuring exercise undertaken. During the year ended 30 June 2009 this provision was fully utilised.

(iii) During the year ended 30 June 2008 the Group took control of Amstrad. Following the purchase method of accounting the Group has recognised at fair value both the provisions and contingent liabilities acquired in the business combination. The provisions recognised primarily relate to warranties and repair costs, the settlement of outstanding customer claims and the fair value of a contingent liability in respect of importation duty on set-top boxes, see note 27. It is expected for these provisions to be utilised within the next two years.

(iv) Included in other provisions are amounts provided for onerous contracts for property leases, maintenance and legal disputes. The timing of the cash flows for onerous property leases and maintenance are dependent on the terms of the remaining leases. The timing of the cash flows for legal disputes cannot be reasonably determined.

(v) Included within non-current other provisions are onerous property leases. The timing of the cash flows are dependent on the terms of the leases, but are expected to continue up to August 2016.

22. Borrowings and non-current other payables

	2009 £m	2008 £m
Current borrowings		
US$600 million of 6.875% Guaranteed Notes repayable in February 2009(i)	-	301
£100 million of 7.750% Guaranteed Notes repayable in July 2009(i)	100	-
US$600 million of 8.200% Guaranteed Notes repayable in July 2009(i)	363	-
Loan Notes(ii)	2	37
	465	338
Non-current borrowings		
£100 million of 7.750% Guaranteed Notes repayable in July 2009(i)	-	100
US$650 million of 8.200% Guaranteed Notes repayable in July 2009(i)	-	326
US$750 million of 5.625% Guaranteed Notes repayable in October 2015(i)	477	379
£400 million of 5.750% Guaranteed Notes repayable in October 2017(i)	404	398
US$750 million of 6.100% Guaranteed Notes repayable in February 2018(i)	459	372
US$600 million of 9.500% Guaranteed Notes repayable in November 2018(i)	367	-
£300 million of 6.000% Guaranteed Notes repayable in May 2027(i)	295	295
US$350 million of 6.500% Guaranteed Notes repayable in October 2035(i)	206	171
Obligations under finance leases(iii)	71	67
	2,279	2,108
Non-current other payables		
Amounts owed to other related parties	5	-
Accruals	18	19
Deferred income	43	48
	66	67

Notes to the consolidated financial statements
continued

22. Borrowings and non-current other payables *(continued)*

(i) Guaranteed Notes

At 30 June 2009, the Group had in issue the following Guaranteed Notes, which were issued by the Company:

		Interest Rate Hedging		Hedged Interest Rates	
	Hedged Value*	Fixed £m	Floating £m	Fixed £m	Floating
£100 million of 7.750% Guaranteed Notes repayable in July 2009	100	100	–	7.750%	N/A
US$600 million of 8.200% Guaranteed Notes repayable in July 2009	380	254	126	7.653%	6m LIBOR + 2.829%
US$750 million of 6.100% Guaranteed Notes repayable in February 2018	387	290	97	6.829%	6m LIBOR + 1.892%
US$600 million of 9.500% Guaranteed Notes repayable in November 2018	401	–	401	N/A	6m LIBOR + 5.542%
£300 million of 6.000% Guaranteed Notes repayable in May 2027	300	300	–	6.000%	N/A
	1,568	944	624		

At 30 June 2009, the Group had in issue the following Guaranteed Notes, which were issued by BSkyB Finance UK plc:

		Interest Rate Hedging		Hedged Interest Rates	
	Hedged Value*	Fixed £m	Floating £m	Fixed £m	Floating
US$750 million of 5.625% Guaranteed Notes repayable in October 2015	428	171	257	5.427%	6m LIBOR + 0.698%
£400 million of 5.750% Guaranteed Notes repayable in October 2017	400	330	70	5.750%	6m LIBOR – 0.070%
US$350 million of 6.500% Guaranteed Notes repayable in October 2035	200	200	–	5.826%	N/A
	1,028	701	327		

At 30 June 2008, the Group had in issue the following Guaranteed Notes, which were issued by the Company:

		Interest Rate Hedging		Hedged Interest Rates	
	Hedged Value* £m	Fixed £m	Floating £m	Fixed	Floating
$600 million of 6.875% Guaranteed Notes repayable February 2009	367	306	61	8.210%	6m LIBOR + 3.490%
£100 million of 7.750% Guaranteed Notes repayable in July 2009	100	100	–	7.750%	N/A
US$650 million of 8.200% Guaranteed Notes repayable in July 2009	412	286	126	7.653%	6m LIBOR + 2.829%
US$750 million of 6.100% Guaranteed Notes repayable in February 2018	387	290	97	6.829%	6m LIBOR + 1.892%
£300 million of 6.000% Guaranteed Notes repayable in May 2027	300	300	–	6.000%	N/A
	1,566	1,282	284		

At 30 June 2008, the Group had in issue the following Guaranteed Notes, which were issued by BSkyB Finance UK plc:

		Interest Rate Hedging		Hedged Interest Rates	
	Hedged Value* £m	Fixed £m	Floating £m	Fixed	Floating
US$750 million of 5.625% Guaranteed Notes repayable in October 2015	428	171	257	5.427%	6m LIBOR + 0.698%
£400 million of 5.750% Guaranteed Notes repayable in October 2017	400	330	70	5.750%	6m LIBOR – 0.070%
US$350 million of 6.500% Guaranteed Notes repayable in October 2035	200	200	–	5.826%	N/A
	1,028	701	327		

* Note: Hedged value is the final redemption value including any hedging

During the period, the Group repaid the US$600 million of Guaranteed Notes repayable in February 2009 resulting in a net cash outflow, including the settlement of related hedging, of £367 million. During July 2009, the Group has repaid the US$600 million of Guaranteed Notes repayable in July 2009, together with the £100 million of Guaranteed Notes also repayable in July 2009. The combined July 2009 repayments resulted in a net cash outflow of £480 million, including cash flows on related hedges.

(ii) Loan Notes

The Group issued Loan Notes of £37 million during the prior year as part consideration for the purchase of Amstrad. The notes are repayable at the option of the note holders either on 31 March or on 30 September in any year between 31 March 2008 and 30 September 2017, at which time the notes are fully redeemable. Under the terms of the Loan Notes the Group pays floating six month LIBOR minus 1.000% until 29 September 2012. After this date the Group will pay floating six month LIBOR minus 0.500%. The coupon is payable semi-annually.

£35 million of Loan Notes were repaid during the current period.

(iii) Finance leases

The minimum lease payments under finance leases fall due as follows:

	2009 £m	2008 £m
Within one year	8	9
Between one and two years	8	8
Between two and three years	8	8
Between three and four years	8	8
Between four and five years	8	8
After five years	176	184
	216	225
Future finance charges on finance lease liabilities	(145)	(154)
Present value of finance lease liabilities	71	71

The main obligations under finance leases are in relation to:

(a) finance arrangements in connection with the broadband network infrastructure. During the year, repayments of £7 million (2008: £5 million) were made against the lease. A proportion of these payments have been allocated against the capital outstanding. The lease bears interest at a rate of 11.1% and expires in November 2039.

(b) finance arrangements in connection with the contact centre in Dunfermline. During the year, repayments of £1 million (2008: £1 million) were made against the lease. A proportion of these payments have been allocated against the capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.

(iv) Revolving Credit Facilities

In November 2004, the Company entered into a £1 billion Revolving Credit Facility ('RCF'). This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of Net Debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") (as defined in the loan agreement). The facility is syndicated across 18 counterparty banks with a minimum credit rating of BBB+.

In June 2009, the Group signed a new forward starting £750 million facility available for drawing from July 2010, when the existing facility matures. The new facility expires in July 2012. Further details on the new and existing RCFs can be found in note 23.

(v) Guarantees

The following guarantees are in place relating to the Group's borrowings: (a) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, BSkyB Finance UK plc, BSkyB Publications Limited and Sky In-Home Service Limited ("SHS") have given joint and several guarantees in relation to the Company's £1 billion RCF, together with the outstanding Guaranteed Notes issued by the Company (b) the Company, British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, SHS and BSkyB Publications Limited have given joint and several guarantees in relation to the outstanding Guaranteed Notes issued by BSkyB Finance UK plc.

On 13 March 2008, SHS became an acceding guarantor to the Company's RCF.

At 30 June 2009 the RCF was undrawn.

(vi) Capital Risk Management

The Group's objectives when managing capital are to endeavour to ensure that the Group has the ability to access capital markets when necessary and to optimise liquidity and operating flexibility through the arrangement of new debt, while seeking to minimise the cost of capital.

The Group manages capital on the basis of the ratio of Net Debt: EBITDA, and manages its short and long-term capital structure by seeking to maintain leverage ratios consistent with a long-term investment grade credit rating (BBB- or better from Standard & Poor's and Baa3 or better from Moody's). The Group's current ratings are BBB (Standard & Poor's) and Baa1 (Moody's). The leverage ratios assessed by these rating agencies are those of Net Debt: EBITDA and Gross Debt: EBITDA. Net Debt is defined as total borrowings, including the cash flows arising under operating leases and transponder prepayments, less cash and cash equivalents, excluding derivatives. Gross Debt does not reduce total borrowings by the inclusion of cash and cash equivalents.

The Group is also required to maintain a Net Debt: EBITDA ratio below 3:1 under the terms of its RCF. The RCF definition of Net Debt does not require the inclusion of operating lease or transponder cash flows.

At 30 June 2009, the Net Debt: EBITDA ratio as defined by the terms of the RCF was 1.6:1 (2008 1.9:1).

Notes to the consolidated financial statements
continued

23. Derivatives and other financial instruments

Set out below are the derivative financial instruments entered into by the Group to manage its interest rate and foreign exchange risks.

	2009				2008			
	Asset		Liability		Asset		Liability	
	Fair Value £m	Notional £m	Fair Value £m	Notional £m	Fair Value £m	Notional £m	Fair Value £m	Notional £m
Fair value hedges								
Interest rate swaps and swaptions	54	800	-	-	9	276	-	94
Cash flow hedges								
Cross-currency swaps	104	661	(17)	381	-	-	(180)	1,441
Forward exchange contracts	37	512	(43)	514	5	231	(11)	300
Currency options (collars)	11	105	(2)	105	2	121	(10)	121
Derivatives not in a formal hedge relationship								
Interest rate swaps and swaptions	1	83	-	10	-	20	(3)	135
Forward exchange contracts	4	34	(2)	61	-	4	-	13
Cross-currency swaps	28	353	(63)	401	-	-	(39)	353
Embedded derivatives	-	-	(1)	11	2	19	-	-
Total	239	2,548	(128)	1,483	18	671	(243)	2,457

The maturity of the derivative financial instruments is as follows:

	2009		2008	
	Asset £m	Liability £m	Asset £m	Liability £m
In one year or less	33	(42)	4	(81)
Between one and two years	13	(16)	2	(90)
Between two and five years	7	(7)	3	(3)
In more than five years	186	(63)	9	(69)
Total	239	(128)	18	(243)

In the above table, the carrying value of derivative instruments equals their fair value. The notional values shown are the notional amounts of the derivatives identified.

The Group's portfolio of derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility.

The Group manages credit risk by diversifying its exposures across a wide number of counterparties, such that the maximum exposure to any individual counterparty was less than 12% of the total asset value of instruments at the end of the period. Treasury policies ensure that transactions are only effected with strong relationship banks and all counterparties at the end of the period carried a credit rating of "BBB+" or better.

Included within the fair value of forward exchange contracts are a number of US dollar-denominated forward exchange contracts which the Group has taken out with counterparty banks on behalf of two of its joint ventures: The History Channel (UK) and Chelsea Digital Media Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with the respective joint ventures. As a result, the net fair value of these contracts to the Group was nil (2008: nil). The gross sterling equivalent face value of these forward contracts at 30 June 2009 was £3 million (2008: £5 million).

Group treasury activity

The Group's treasury function is responsible for raising finance for the Group's operations, together with associated liquidity management and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group's policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review by the Group's internal audit team.

The Group's principal market risks are exposures to changes in interest rates and foreign exchange rates, which arise both from the Group's sources of finance and from its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps ("swaptions") to hedge interest rate risks, and cross-currency swaps, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional and translational currency exposures.

Interest rate risk

The Group has financial exposures to both UK and US interest rates, arising primarily from the Group's long-term bonds and other borrowings. The Group's hedging policy requires that between 50% and 75% of borrowings are held at fixed interest rates. This is achieved by issuing fixed rate bonds and then using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. The Group's bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates and is therefore managed to ensure compliance with the Group's hedging policy. At 30 June 2009, 63% of borrowings were held at fixed rates after hedging (2008: 74%). Certain of the swaption agreements can be cancelled prior to the maturity of the bonds to which they apply.

The Group's US dollar-denominated debt has all been swapped to pounds sterling using a combination of cross-currency and interest rate swap arrangements to convert both the principal amounts of debt, together with interest rate obligations, from US dollars to pounds sterling, at fixed exchange rates. The counterparties have a minimum long-term rating of "BBB+" or equivalent from Moody's and Standard & Poor's. At 30 June 2009, the split of the Group's aggregate borrowings into their core currencies was US dollar 68% and pounds sterling 32% (2008: US dollar 62% and pounds sterling 38%).

The Group has designated a number of cross-currency swap agreements as cash flow hedges of 41% (2008: 47%) of the Group's debt portfolio. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside of the income statement, and is then reclassified into the income statement in the same period that the forecast transactions affect the income statement (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar-denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the year ended 30 June 2009, there were no instances in which the hedge relationship was not highly effective (2008: no instances).

The Group has designated a number of interest rate swap agreements as fair value hedges of interest rate risk on 30% (2008: 21%) of the Group's debt portfolio. Movements in the fair value of the hedged items are taken to the income statement and are offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness on the swaps is recognised directly in the income statement. Ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the year ended 30 June 2009, there were no instances in which the hedge relationship was not highly effective (2008: no instances).

Swaption agreements which convert fixed interest rates to floating interest rates and cross-currency swaps which convert floating rate US dollar interest to floating rate pounds sterling interest have not been designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in the income statement. The last of the Group's swaption agreements expired in July 2009.

The fair value of the Group's debt-related interest rate and currency derivative portfolio at 30 June 2009 was a £107 million net asset, with net notional principal amounts totalling £1,866 million. This compares to a £213 million net liability at 30 June 2008 and net notional principal amounts totalling £1,864 million.

The fair value of the Group's derivative instruments designated as cash flow hedges at 30 June 2009 was a £87 million net asset (2008: £180 million net liability).

The fair value of the Group's derivative instruments designated as fair value hedges at 30 June 2009 was a £54 million net asset (2008: £9 million net asset).

In November 2004, the Group entered into a £1 billion RCF. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of Net Debt to EBITDA (as defined in the RCF agreement). The facility is syndicated across 18 counterparty banks with a minimum credit rating of BBB+.

In June 2009, the Group signed a new forward starting £750 million RCF, available for drawing from July 2010, when the existing facility matures. Interest on the new facility will accrue at between 2.00% and 2.50% above LIBOR, dependent on the Group's leverage ratio of Net Debt to EBITDA. In the event that the existing RCF is drawn between now and maturity, counterparty banks lending under the existing £1 billion RCF, that have also entered into the new facility, will receive a top up margin over the existing RCF margin equal to the difference between the margin under the new forward starting RCF and the existing RCF.

The Group is subject to two financial covenants under both our existing RCF and the new forward starting RCF; a maximum leverage ratio and a minimum interest cover ratio, which are tested at the end of each six monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreements) and EBITDA to Net Interest Payable (as defined in the loan agreements). Net Debt to EBITDA must be no more than 3:1 and EBITDA to Net Interest Payable must be at least 3.5:1. The Group was in compliance with these covenants for all periods presented.

At 30 June 2009, the ratio of Net Debt to EBITDA (as defined in the RCF agreements) was 1.6:1 (2008: 1.9:1). In the year ended 30 June 2009, the ratio of EBITDA to Net Interest Payable (as defined in the RCF agreement) was 6.0:1 (2008: 7.5:1).

Commitment fees of £2 million (2008: £2 million; 2007: £2 million) were payable for undrawn amounts available under the RCF, based on a rate equal to 40% of the applicable margin of 0.50% over LIBOR (30 June 2008: 40% of the applicable margin of 0.55% over LIBOR; 30 June 2007: 40% of the applicable margin of 0.50% over LIBOR).

The current applicable margin is 0.50% (2008: 0.55%), which is based on a Net Debt to EBITDA ratio of below 2.00:1, but above 1.00:1. Should the ratio increase to above 2.00:1 but below 3.00:1, the margin increases to 0.55%, and should the ratio fall below 1.00:1, the margin decreases to 0.45%.

The ratio of Net Debt to EBITDA at 30 June 2009 was 1.6:1 (30 June 2008: 1.9:1), indicating a margin of 0.50% on future drawings (2.25% under the new forward starting RCF).

At 30 June 2009, 30 June 2008 and 30 June 2007, the Group's annual finance costs would be unaffected by any change to the Group's credit rating in either direction.

Notes to the consolidated financial statements
continued

23. Derivatives and other financial instruments
(continued)

Foreign exchange risk

The Group's revenues and operating expenses are substantially denominated in pounds sterling. A small proportion of operating expenses is denominated in US dollars, while a small proportion of revenues is denominated in euros. In the current year, approximately 9% of operating expenses (£418 million) was denominated in US dollars (2008: approximately 7% (£305 million)) and 8% of revenues was denominated in euros (2008: 8%).

The US dollar expense relates mainly to the Group's programming contracts with US suppliers, together with US dollar-denominated set-top box costs. The euro revenues are primarily due to subscribers located in Ireland. The Group's exposure to euro-denominated revenue is offset to a certain extent by euro-denominated costs, relating mainly to certain transponder costs; the net position being a euro surplus (2008: surplus; 2007: surplus).

During the year, the Group managed its currency exposure on US dollar-denominated contracts by the purchase of forward exchange contracts and currency options (collars) for up to five years ahead. All US dollar-denominated forward exchange contracts and collars entered into by the Group are in respect of highly probable cash flows and those instruments maturing over the year following 30 June 2009 represent approximately 90% (2008: 90%) of US dollar-denominated costs falling due in that year.

At 30 June 2009, the Group had outstanding commitments to purchase, in aggregate, US$1,060 million (2008: US$629 million) at an average rate of US$1.61 to £1.00 (2008: US$1.87 to £1.00). In addition, collars were held relating to the purchase of a total of US$174 million (2008: US$241 million).

The Group has designated a number of forward exchange contracts and collars as cash flow hedges of up to approximately 80% (2008: approximately 80%) of the Group's exposure to US dollar payments in relation to programming and set-top box costs for a period of five years, thereafter nil (2008: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is transferred to the income statement as the forecast transactions affect the income statement.

For forward exchange contracts, hedge accounting is applied to changes in the full fair value. For currency options (collars), hedge accounting is only applied to changes in intrinsic value.

Any hedge ineffectiveness on the forward exchange contracts and collars is recognised directly in the income statement. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and collars have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.

During the year, the Group managed its exposure to euros for up to 18 months ahead (2008: 12 months) using forward exchange contracts. This hedging represented approximately 85% (2008: 26%) of euro-denominated revenues for the year.

At 30 June 2009, the Group had outstanding commitments to sell, in aggregate, 437 million euros (2008: 194 million euros) at an average rate of €1.14 (2008: €1.26) and further commitments to purchase, in aggregate, 83 million euros (2008: 65 million euros) at an average rate of €1.15 (2008: €1.30).

The Group has designated a number of forward contracts as cash flow hedges of up to approximately 75% (2008: 75%) of the Group's exposure to euro-denominated revenues and transponder costs for the next 18 months.

As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is then reclassified into the income statement in the same periods that the forecast transactions affect the income statement.

During the year no euros were exchanged for US dollars (2008: 31 million euros), £76 million was exchanged for US dollars (2008: £93 million) and 33 million euros were exchanged for pounds sterling (2008: 26 million euros) on currency spot markets.

It is the Group's policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs.

Credit risk

The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivative financial assets held. However, this risk is deemed to be low. Counterparty risk forms a central part of the Group's treasury policy, which is monitored and reported on regularly. The Group manages credit risk by diversifying its exposures across a wide number of counterparties, such that the maximum exposure to any individual counterparty was less than 12% of the total asset value of instruments at the end of the period. Treasury policies ensure that transactions are only effected with strong relationship banks and all counterparties at the end of the period carried a credit rating of "A–" or better, other than a single counterparty, which was recently downgraded to BBB+, for which the counterparty exposure was less than £1 million at 30 June 2009.

Credit risk in our residential customer base is mitigated by billing and collecting in advance for digital television subscriptions for over 95% of our residential customer base.

The Group's maximum exposure to credit risk on trade receivables is the carrying amounts as disclosed in note 19.

Liquidity risk

The Group's financial liabilities are shown in note 22, other than current trade and other payables, shown in note 20, and provisions, shown in note 21.

To ensure continuity of funding, the Group's policy is to ensure that available funding matures over a period of years. At 30 June 2009, 61% (2008: 50%) of the Group's total available funding (including undrawn amounts on our existing RCF) was due to mature in more than five years.

The following table analyses the Group's non-derivative financial liabilities, net-settled derivative financial instruments and gross-settled financial instruments into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

These amounts may not reconcile to the amounts disclosed on the balance sheet for borrowings, derivative financial instruments and trade and other payables.

	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2009				
Non derivative financial liabilities				
Bonds – USD	481	102	305	2,086
Bonds – GBP	149	41	123	1,026
Loan Notes	–	–	2	–
Obligations under finance leases and other borrowings	8	8	24	176
Trade and other payables	1,090	41	5	–
Provisions	4	5	8	4
Net settled derivatives				
Financial assets	(25)	(25)	(76)	(85)
Financial liabilities	–	–	–	–
Gross settled derivatives				
Outflow	470	74	223	1,892
Inflow	(457)	(78)	(235)	(2,008)

	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2008				
Non derivative financial liabilities				
Bonds – USD	404	395	167	1,352
Bonds – GBP	49	149	123	1,067
Loan Notes	2	2	5	44
Obligations under finance leases and other borrowings	9	8	24	184
Trade and other payables	979	36	5	–
Provisions	8	3	9	7
Net settled derivatives				
Financial assets	(5)	(5)	(15)	(13)
Financial liabilities	–	(1)	(5)	(8)
Gross settled derivatives				
Outflow	915	635	303	1,476
Inflow	(807)	(520)	(248)	(1,332)

At 30 June 2009, the Group's RCF was undrawn (30 June 2008: undrawn). The Group's undrawn committed bank facilities, subject to covenants, are as follows:

	2009 £m	2008 £m
Expiring in more than one year but not more than two years	1,000	–
Expiring in more than two years but not more than three years	–	1,000
Expiring in more than three years but not more than four years (not available for drawing until July 2010)	750	–

The Group's current £1 billion RCF matures in July 2010. A new £750 million facility was signed in June 2009 and will be available for drawing from July 2010 when the existing facility matures. The new £750 million facility matures in July 2012.

On 3 April 2007, the Group established a Euro Medium Term Note Programme (the "Programme"). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion. On 14 May 2007, under the Programme, the Group issued £300 million aggregate principal amount of Eurobonds paying 6.000% interest and maturing on 14 May 2027.

Notes to the consolidated financial statements
continued

23. Derivatives and other financial instruments *(continued)*

Financial instruments

The accounting classification of each class of the Group's financial assets and financial liabilities, together with their fair values, is as follows:

	Held to maturity investments £m	Available for sale £m	Derivatives deemed held for trading £m	Derivatives in hedging relationships £m	Loans and receivables £m	Other liabilities £m	Total carrying value £m	Total fair values £m
At 30 June 2009								
Quoted bond debt	–	–	–	–	–	(2,671)	(2,671)	(2,692)
Derivative financial instruments	–	–	(33)	144	–	–	111	111
Loan notes	–	–	–	–	–	(2)	(2)	(2)
Trade and other payables	–	–	–	–	–	(1,147)	(1,147)	(1,147)
Provisions	–	–	–	–	–	(15)	(15)	(15)
Obligations under finance leases and other borrowings	–	–	–	–	–	(71)	(71)	(71)
Available-for-sale investments	–	261	–	–	–	–	261	261
Trade and other receivables	–	–	–	–	392	–	392	392
Short-term deposits	90	–	–	–	–	–	90	90
Cash and cash equivalents	165	–	–	–	646	–	811	811
At 30 June 2008								
Quoted bond debt	–	–	–	–	–	(2,342)	(2,342)	(2,233)
Derivative financial instruments	–	–	(40)	(185)	–	–	(225)	(225)
Loan notes	–	–	–	–	–	(37)	(37)	(37)
Trade and other payables	–	–	–	–	–	(1,024)	(1,024)	(1,024)
Provisions	–	–	–	–	–	(22)	(22)	(22)
Obligations under finance leases and other borrowings	–	–	–	–	–	(67)	(67)	(67)
Available-for-sale investments	–	338	–	–	–	–	338	338
Trade and other receivables	–	–	–	–	393	–	393	393
Short-term deposits	185	–	–	–	–	–	185	185
Cash and cash equivalents	412	–	–	–	220	–	632	632

The fair values of financial assets and financial liabilities are determined as follows:

- The fair value of financial assets and financial liabilities with standard terms and conditions and which are traded on active liquid markets is determined with reference to quoted market prices;
- The fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;
- The fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives;
- Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts;
- Interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates; and
- The fair value of obligations under finance leases and other borrowings is estimated by discounting the future cash flows to net present value. The fair value of short-term deposits and cash and cash equivalents is equivalent to book value due to the short-term nature of these instruments.

The differences between book values and fair values reflect unrealised gains or losses inherent in the financial instruments, based on valuations as at 30 June 2009 and 30 June 2008. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

The Group also had holdings in joint ventures and associates, which are accounted for using the equity method (see note 15). As these investments are unlisted, their fair value cannot be measured reliably.

Sensitivity analysis

The sensitivity of the Group's financial instruments to fluctuations in interest rates and exchange rates is as follows:

Foreign exchange sensitivity

The following analysis details the Group's sensitivity to movements in pounds sterling against all currencies in which it has significant transactions. The sensitivity analysis includes only outstanding foreign currency denominated financial instruments and adjusts their translation at the period end for a 25% change in foreign currency rates.

A 25% strengthening in pounds sterling against the US dollar would have an adverse impact on profit of £36 million (2008: beneficial impact of £1 million), of which £35 million relates to losses on non-cash movements in the valuation of derivatives (2008: losses of £4 million). The same strengthening would have an adverse impact on other equity of £151 million (2008: adverse impact of £90 million).

A 25% weakening in pounds sterling against the US dollar would have a beneficial impact on profit of £61 million (2008: adverse impact of £1 million) of which £58 million relates to gains on non-cash movements in the valuation of derivatives (2008: gains of £7 million). The same weakening would have a beneficial impact on other equity of £252 million (2008: beneficial impact of £150 million).

A 25% strengthening in pounds sterling against the Euro would have a beneficial impact on profit of £2 million (2008: adverse impact of £8 million). The same strengthening would have a beneficial impact on other equity of £65 million (2008: beneficial impact of £20 million).

A 25% weakening in pounds sterling against the Euro would have an adverse impact on profit of £4 million (2008: beneficial impact of £13 million). The same weakening would have an adverse impact on other equity of £108 million (2008: adverse impact of £34 million).

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

For each one hundred basis point rise or fall in interest rates at 30 June 2009, and if all other variables were held constant, the Group's profit for the year ended 30 June 2009 would increase or decrease by £1 million (2008: loss for the year would decrease or increase by £1 million) and other equity reserves would decrease or increase by £8 million (2008: decrease or increase by £14 million).

The sensitivity analyses provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Group's actual exposure to market rates is constantly changing as the Group's portfolio of debt, foreign currency and equity contracts changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Group. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Additional information

During the current year, the Group recognised amounts of less than £1 million in the income statement due to hedge ineffectiveness (2008: less than £1 million).

During the current year, gains of £350 million were removed from the hedging reserve and credited to finance costs in the income statement to offset the currency translation movements in the underlying hedged debt (2008: gains of £11 million; 2007: losses of £106 million).

During the current year gains of £16 million were removed from the hedging reserve and credited to operating expense in the income statement (2008: losses of £11 million; 2007: losses of £3 million).

During the current year losses of £15 million were removed from the hedging reserve and debited against revenue in the income statement (2008: losses of £2 million; 2007: nil).

At 30 June 2009, the carrying value of financial assets that were, upon initial recognition, designated as financial assets at fair value through profit or loss, was nil (2008: nil).

Cash and cash equivalents include £165 million (2008: £412 million) of held to maturity investments, which have maturity dates of less than three months from inception. Treasury policy requires that cash is distributed across a wide range of counterparties.

24. Share capital

	2009 £m	2008 £m
Authorised ordinary shares of 50p 3,000,000,000 (2008: 3,000,000,000)	1,500	1,500
Allotted, called-up and fully paid 1,752,842,599 (2008: 1,752,842,599)	876	876

The Company has one class of ordinary shares which carries equal voting rights and no contractual right to receive payment.

Share option and contingent share award schemes

The Company operates various equity-settled share option schemes (the "Schemes") for certain employees.

The number of newly issued shares which may be allocated under the Schemes on any day shall not, when aggregated with the number of newly issued shares which have been allocated in the previous ten years under the Schemes and any other employee share scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any newly issued shares where the right to acquire the newly issued shares was released, lapsed, cancelled or otherwise became incapable of exercise. Options and awards which will be satisfied by ESOP shares do not fall within these headroom limits.

Notes to the consolidated financial statements
continued

24. Share capital *(continued)*

The share awards outstanding can be summarised as follows:

	2009 Number of ordinary shares	2008 Number of ordinary shares
Executive Share Option Scheme options(i)	17,945,045	19,705,967
Sharesave Scheme options(ii)	6,514,732	5,010,788
All Employee awards(iii)	1,595,700	-
Management LTIP awards(iv)	19,276,851	11,563,264
LTIP awards(v)	9,293,347	6,048,983
	54,625,675	42,329,002

(i) Executive Share Option Scheme options

Included within the total Executive Share Option Scheme options outstanding at 30 June 2009 are 16,293,545 options (2008: 17,900,467) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group. Where performance criteria are achieved, the options may be exercised immediately following the end of the vesting period (being the term over which the performance criteria are required to be met). The remaining 1,651,500 options (2008: 1,805,500) have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. The contractual life of all Executive Share Option Scheme options is ten years.

Grants under the Executive Share Option Scheme were made on an annual basis to selected employees, with the exercise price of options being equal to the Company's share price on the date of grant. For those options with performance conditions, growth in EPS had to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest. Options vest on an accelerated basis over a period of up to four years from the date of grant.

(ii) Sharesave Scheme options

All Sharesave Scheme options outstanding at 30 June 2009 and 30 June 2008 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Options granted under the Sharesave Scheme must be exercised within six months of the relevant award vesting date.

The Sharesave Scheme is open to all employees. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results.

(iii) All Employee awards

The All Employee awards outstanding at 30 June 2009 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Awards granted under the All Employee award will be exercised upon the award vesting date.

The Company granted the All Employee award to all permanent employees on 5 February 2009. Awards under the scheme are granted in the form of a nil-priced option, and are satisfied using market-purchased shares.

(iv) Management LTIP awards

All Management LTIP awards outstanding at 30 June 2009 and 30 June 2008 vest only if performance conditions are met. Awards granted under the Management LTIP must be exercised within one year of the relevant award vesting date.

The Company grants awards to selected employees under the Management LTIP. Awards under this scheme mirror the LTIP, with the same performance conditions. Awards exercised under the Management LTIP can only be satisfied by the issue of market-purchased shares.

(v) LTIP awards

All LTIP awards outstanding at 30 June 2009 and 30 June 2008 vest only if performance conditions are met. Awards granted under the LTIP must be exercised within one year of the relevant award vesting date.

The Company operates the LTIP for Executive Directors and Senior Executives. Awards under the scheme are granted in the form of a nil-priced option, and are satisfied using market-purchased shares. The awards vest in full or in part dependent on the satisfaction of specified performance targets. 30% of the award vests dependent on TSR performance over a three year performance period, relative to the constituents of the FTSE 100 at the time of grant, and the remaining 70% vests dependent on performance against operational targets.

For the purposes of the disclosure below, the Sharesave Scheme options and All Employee awards ("Sharesave Schemes") and the Management LTIP and LTIP awards ("Senior Management Schemes") have been aggregated.

The movement in share awards outstanding is summarised in the following table:

	Executive Scheme		Sharesave Schemes		Senior Management Schemes		Total	
	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £	Number	Weighted average exercise price £
Outstanding at 1 July 2007	24,909,710	6.89	5,795,544	4.24	19,286,465	0.00	49,991,719	3.93
Granted during the year	–	–	2,018,443	5.38	7,780,625	0.00	9,799,068	1.11
Exercised during the year	(2,848,742)	5.45	(1,765,973)	3.77	(5,261,399)	0.00	(9,876,114)	2.25
Forfeited during the year	(2,355,001)	7.36	(803,709)	4.72	(4,193,444)	0.00	(7,352,154)	2.87
Expired during the year	–	–	(233,517)	5.42	–	–	(233,517)	5.42
Outstanding at 30 June 2008	19,705,967	7.05	5,010,788	4.73	17,612,247	0.00	42,329,002	3.84
Granted during the year	–	–	4,911,084	2.49	12,533,050	0.00	17,444,134	0.70
Exercised during the year	–	–	(261,998)	4.26	(304,266)	0.00	(566,264)	1.97
Forfeited during the year	(1,463,143)	6.73	(1,458,128)	4.68	(1,269,546)	0.00	(4,190,817)	3.98
Expired during the year	(297,779)	5.01	(91,314)	4.33	(1,287)	0.00	(390,380)	4.84
Outstanding at 30 June 2009	17,945,045	7.11	8,110,432	3.40	28,570,198	0.00	54,625,675	2.84

The weighted average market price of the Group's shares at the date of exercise for share options exercised during the year was £4.59 (2008: £6.45). For those exercised under the Executive Scheme it was nil (2008: £6.78), for those exercised under the Sharesave Schemes it was £4.67 (2008: £5.71), and for those exercised under the Senior Management Schemes it was £4.53 (2008: £6.52).

The middle-market closing price of the Company's shares at 26 June 2009 was £4.50 (27 June 2008: £4.65).

The following table summarises information about share awards outstanding at 30 June 2009:

	Executive Scheme		Sharesave Schemes		Senior Management Schemes		Total	
Range of exercise prices	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years
£0.00 – £1.00	–	–	1,595,700	2.6	28,570,198	1.9	30,165,898	2.0
£2.00 – £3.00	–	–	43,868	0.8	–	–	43,868	0.8
£3.00 – £4.00	–	–	3,675,121	3.1	–	–	3,675,121	3.1
£4.00 – £5.00	–	–	1,598,744	1.3	–	–	1,598,744	1.3
£5.00 – £6.00	5,431,296	4.6	1,181,736	2.5	–	–	6,613,032	4.2
£6.00 – £7.00	5,050,304	3.1	15,263	0.0	–	–	5,065,567	3.1
£7.00 – £8.00	3,728,360	2.3	–	–	–	–	3,728,360	2.3
£9.00 – £10.00	3,609,581	1.4	–	–	–	–	3,609,581	1.4
£11.00 – £12.00	12,247	1.0	–	–	–	–	12,247	1.0
£12.00 – £13.00	113,257	1.0	–	–	–	–	113,257	1.0
	17,945,045	3.0	8,110,432	2.5	28,570,198	1.9	54,625,675	2.4

The following table summarises information about share awards outstanding at 30 June 2008:

	Executive Scheme		Sharesave Schemes		Senior Management Schemes		Total	
Range of exercise prices	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years	Number	Weighted average remaining contractual life Years
£0.00 – £1.00	–	–	–	–	17,612,247	2.1	17,612,247	2.1
£2.00 – £3.00	–	–	67,567	1.6	–	–	67,567	1.6
£3.00 – £4.00	–	–	817,632	1.7	–	–	817,632	1.7
£4.00 – £5.00	22,658	6.2	2,220,084	2.2	–	–	2,242,742	2.3
£5.00 – £6.00	6,201,075	5.3	1,886,502	3.5	–	–	8,087,577	4.9
£6.00 – £7.00	5,559,102	4.1	15,263	1.0	–	–	5,574,365	4.1
£7.00 – £8.00	3,969,943	3.3	–	–	–	–	3,969,943	3.3
£9.00 – £10.00	3,827,685	2.4	3,740	–	–	–	3,831,425	2.4
£11.00 – £12.00	12,247	2.0	–	–	–	–	12,247	2.0
£12.00 – £13.00	113,257	2.0	–	–	–	–	113,257	2.0
	19,705,967	4.0	5,010,788	2.6	17,612,247	2.1	42,329,002	3.0

Notes to the consolidated financial statements
continued

24. Share capital *(continued)*

The range of exercise prices of the awards outstanding at 30 June 2009 was between nil and £12.98 (2008: nil and £12.98). For those awards outstanding under the Executive Scheme it was between £5.03 and £12.98 (2008: £4.93 and £12.98); for those outstanding under the Sharesave Schemes it was between nil and £6.11 (2008: £2.11 and £9.71) and for all awards outstanding under the Senior Management Schemes the exercise price was nil (2008: nil).

The following table summarises additional information about the awards exercisable at 30 June 2009 and 30 June 2008:

	2009			2008		
	Options exercisable at 30 June	Average remaining contractual life of exercisable options	Weighted average exercise price	Options exercisable at 30 June	Average remaining contractual life of exercisable options	Weighted average exercise price
Executive Scheme	17,945,045	3.0	£7.11	18,270,869	3.8	£7.20
Sharesave Schemes	453,217	0.1	£4.73	174,043	0.1	£4.04
Senior Management Schemes	–	–	–	312,804	0.1	£0.00
	18,398,262	3.0	£7.05	18,757,716	3.7	£7.05

Information for awards granted during the year

The weighted average fair value of equity-settled share options granted during the year, as estimated at the date of grant, was £3.06 (2008: £4.86). This was calculated using the Black-Scholes share option pricing model, except for awards which have market-based performance conditions, where a Monte-Carlo simulation model was used, and for grants of nil-priced options, which were treated as the award of a free share. The fair value of nil-priced options granted during the year was measured on the basis of the market-price of the Company's shares on the date of grant, discounted for expected dividends which would not be received over the vesting period of the options.

(i) Sharesave Schemes

The weighted average fair value of equity-settled share awards granted during the year under the Sharesave Schemes, as estimated at the date of grant, was £1.98 (2008: £2.23). For those awards with exercise prices, this was calculated using the Black-Scholes share option pricing model. Awards granted as nil-priced options were treated as the award of a free share.

The following weighted average assumptions were used in calculating these fair values:

	2009	2008
Share price	£4.38	£6.93
Exercise price	£2.49	£5.38
Expected volatility	22.4%	23.0%
Expected life	3.7 years	4.1 years
Expected dividends	3.9%	2.2%
Risk-free interest rate	4.1%	5.0%

(ii) Senior Management Schemes

The weighted average fair value of equity-settled share awards granted during the year under the Senior Management Schemes, as estimated at the date of grant, was £3.49 (2008: £5.54). For those awards with market-based performance conditions, this was calculated using a Monte-Carlo simulation model. Awards granted as nil-priced options were treated as the award of a free share.

The Monte-Carlo simulation model reflected the historical volatilities of the Company's share price and those of all other companies to which the Company's performance would be compared, over a period equal to the vesting period of the awards.

The following weighted average assumptions were used in calculating these fair values:

	2009	2008
Share price	£4.54	£6.53
Exercise price	£0.00	£0.00
Expected volatility	21.9%	18.9%
Expected life	3.0 years	1.9 years
Expected dividends	3.7%	2.4%
Risk-free interest rate	4.7%	5.3%

Expected volatility was determined by calculating the historical volatility of the Company's share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the awards and adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

25. Reconciliation of shareholders' (deficit) equity

	Share capital £m	Share premium £m	ESOP reserve £m	Hedging reserve £m	Available-for-sale reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' (deficit) equity £m
At 1 July 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47
Recognition and transfer of cash flow hedges	–	–	–	45	–	–	–	45
Tax on items taken directly to equity	–	–	–	(13)	–	–	(3)	(16)
Impairment of available-for-sale investment	–	–	–	–	151	–	–	151
Exchange differences on translation of foreign operations	–	–	–	–	–	4	–	4
Share-based payment	–	–	17	–	–	–	(9)	8
Loss for the year	–	–	–	–	–	–	(127)	(127)
Dividends	–	–	–	–	–	–	(280)	(280)
At 30 June 2008	876	1,437	(37)	7	–	335	(2,786)	(168)
Recognition and transfer of cash flow hedges	–	–	–	26	–	–	–	26
Tax on items taken directly to equity	–	–	–	(7)	–	–	(3)	(10)
Revaluation of available-for-sale investment	–	–	–	–	96	–	–	96
Exchange differences on translation of foreign operations	–	–	–	–	–	19	3	22
Share-based payment	–	–	(36)	–	–	–	45	9
Profit for the year	–	–	–	–	–	–	259	259
Dividends	–	–	–	–	–	–	(298)	(298)
At 30 June 2009	876	1,437	(73)	26	96	354	(2,780)	(64)

To provide a more concise presentation of shareholders' equity, management has chosen to re-analyse the reserves reported, consolidating the capital redemption reserve, merger reserve, foreign currency translation reserve and special reserve into a single column described as 'other reserves'.

Share premium and special reserve

On 10 December 2003, the High Court approved a reduction in the Company's share premium account of £1,120 million, as approved by the Company's shareholders at the AGM held on 14 November 2003. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003. As part of the application, the Company's balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million since 30 June 2003, to £1,106 million. As a condition of the reduction, the reduction in the share premium account of £1,120 million was permitted to be offset against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.

Purchase of own equity shares for cancellation and capital redemption reserve

On 4 November 2005, the Company's shareholders approved a resolution at the AGM for the Company to purchase up to 92 million ordinary shares. This authority to buyback shares expired on 3 November 2006. During the year ended 30 June 2007, the Company purchased, and subsequently cancelled, 38 million ordinary shares at an average price of £5.55, with a nominal value of £20 million, for a consideration of £214 million including stamp duty and commission of £2 million. The nominal value of the shares cancelled has been credited to other reserves.

The following table provides information about purchases of equity shares by the company, including purchases by the Group's ESOP, during the fiscal year.

Period	Total number of shares purchased[(i)]	Average price paid per share
July	789,283	£4.52
August	7,710,717	£4.75
September	–	–
October	–	–
November	–	–
December	–	–
January	–	–
February	–	–
March	–	–
April	–	–
May	–	–
June	–	–
Total for the year ended 30 June 2009	8,500,000	£4.73

(i) All share purchases were open market transactions and are included in the month of settlement.

Notes to the consolidated financial statements
continued

25. Reconciliation of shareholders' (deficit) equity *(continued)*

ESOP reserve

The cost of the Company's ordinary shares held by the Group's ESOP is treated as a deduction in arriving at total shareholders' equity. The movement in the ESOP reserve was as follows:

	Number of ordinary shares	Average price paid per share	£m
At 1 July 2007	8,605,442	£6.29	54
Share options exercised during the year	(9,876,114)	£6.34	(62)
Shares purchased by the ESOP during the year	7,500,000	£6.02	45
At 30 June 2008	6,229,328	£5.87	37
Share options exercised during the year	(599,677)	£6.73	(4)
Shares purchased by the ESOP during the year	8,500,000	£4.73	40
At 30 June 2009	14,129,651	£5.15	73

Hedging reserve

Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and subsequently recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

Available-for-sale reserve

Available-for-sale investments are carried at fair value where this can be reliably measured, with movements in the fair value recognised directly in the available-for-sale reserve. At 30 June 2009, the Group's available-for-sale reserve was £96 million (2008: nil) following the impairment of the Group's investment in ITV, see note 6.

Other reserves

The Group's other reserves include a capital redemption reserve, a merger reserve, a foreign currency translation reserve, and a special reserve. The capital redemption reserve was £95 million as at 30 June 2009 (2008: £95 million). The merger reserve was £222 million as at 30 June 2009 (2008: £222 million). The special reserve was £14 million as at 30 June 2009 (2008: £14 million). The foreign currency translation reserve was £23 million as at 30 June 2009 (2008: £4 million).

26. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2009 £m	2008 £m	2007 £m
Profit before taxation	456	60	724
Depreciation and impairment of property, plant and equipment	173	155	120
Amortisation and impairment of intangible assets	118	91	72
Profit on disposal of joint venture	–	(67)	–
Impairment of available-for-sale investment	191	616	–
Share-based payment expense	48	36	33
Net finance costs	185	130	103
Share of results of joint ventures and associates	(19)	(15)	(12)
	1,152	1,006	1,040
Increase in trade and other receivables	(52)	(59)	(47)
(Increase) decrease in inventories	(76)	88	(59)
Increase (decrease) in trade and other payables	190	(30)	68
(Decrease) increase in provisions	(19)	(2)	1
Increase (decrease) in derivative financial instruments	10	(6)	4
Cash generated from operations	1,205	997	1,007

27. Contracted commitments, contingencies and guarantees

a) Future minimum expenditure contracted for but not recognised in the financial statements

	Year ending 30 June 2010 £m	Year ending 30 June 2011 £m	Year ending 30 June 2012 £m	Year ending 30 June 2013 £m	Year ending 30 June 2014 £m	After 5 years £m	Total at 30 June 2009 £m	Total at 30 June 2008 £m
Television programme rights(i)	1,024	1,017	956	743	122	49	3,911	2,356
Set-top boxes and related equipment	496	-	-	-	-	-	496	201
Third party payments(ii)	93	58	27	26	-	-	204	115
Transponder capacity(iii)	52	44	41	41	25	79	282	294
Property, plant and equipment(iv)	51	-	-	-	-	-	51	145
Intangible asset	30	20	21	19	19	82	191	13
Smartcards(v)	49	51	53	54	54	230	491	-
Other	57	24	19	7	-	-	107	70
	1,852	1,214	1,117	890	220	440	5,733	3,194

For the avoidance of doubt, any foreign currency commitments are translated to pounds sterling at the rate prevailing on 30 June 2009.

(i) At 30 June 2009, the Group had minimum television programming rights commitments of £3,911 million (2008: £2,356 million), of which £445 million (2008: £367 million) related to commitments payable in US dollars for periods of up to seven years (2008: eight years).
Assuming that movie subscriber numbers remain unchanged from current levels, an additional £551 million (US$879 million) of commitments (2008: £296 million, (US$590 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £1 million (2008: £3 million) if subscriber numbers were to remain at current levels.

(ii) The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and commercial subscribers ("Sky Distributed Channels") and are for periods of up to five years (2008: six years). The extent of the commitment is largely dependent upon the number of retail subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the retail subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £533 million (2008: £636 million).

(iii) Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both retail subscribers and cable operators. The commitments are for periods of up to eleven years (2008: twelve years). No additional agreements were entered into in the year ended 30 June 2009.

(iv) On 21 December 2007, the Group entered into a property development agreement to construct a new production and broadcast centre.

(v) In December 2008, the Group entered into a new contractual agreement with NDS, a related party, for the provision of smartcards.

b) Contingent assets

The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

c) Contingent liabilities and guarantees

On 7 May 2008 the Nomenclature Committee of the European Commission issued an Explanatory Note "EN" (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the EU. As a consequence the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management's opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US, Japan, Singapore and Taiwan who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.

This matter has been referred by the Tribunal to the European Court of Justice. The Group has also lodged an appeal with HMRC against the assessment for retrospective duty.

As a result of the potential remedies available under the Community Customs Code, the Group considers that in the event that an assessment is made for import duty relating to imports prior to 7 May 2008, it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 30 June 2009 any liability should be considered contingent.

Certain subsidiaries of the Company have agreed to provide additional funding to several of their investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the subsidiaries of the Company to their investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £6 million (2008: £11 million).

The Group has guarantees in place relating to the Group's borrowings, see note 22 – Borrowings and non-current other payables.

Notes to the consolidated financial statements
continued

28. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable operating leases at 30 June are as follows:

	2009 £m	2008 £m
Within one year	55	45
Between one and two years	43	43
Between two and three years	33	34
Between three and four years	23	28
Between four and five years	15	24
After five years	66	59
	235	233

The majority of operating leases relate to property. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

The minimum sub-lease rentals to be received under non-cancellable operating sub-leases at 30 June are as follows:

	2009 £m	2008 £m
Within one year	3	3
Between one and two years	3	3
Between two and three years	2	3
Between three and four years	2	3
Between four and five years	1	2
After five years	–	1
	11	15

Sub-lease rentals primarily relate to property leases.

29. Transactions with related parties and major shareholders

a) Entities with joint control or significant influence

The Group conducts business transactions with companies that are part of the News Corporation group ("News Corporation"), a major shareholder:

	2009 £m	2008 £m	2007 £m
Supply of services by the Group	40	36	18
Purchases of goods or services by the Group	(212)	(202)	(195)
Amounts owed by related parties to the Group	–	6	1
Amounts owed to related parties by the Group	(42)	(32)	(36)

Services supplied to News Corporation

During the year, the Group supplied programming, telephony, airtime, transmission, marketing, consultancy services and set-top boxes to News Corporation.

Purchases of goods and services from News Corporation

During the year, the Group purchased programming, digital equipment, smartcards and encryption services, set-top box technologies, advertising, IT services and rental premises from News Corporation companies.

On 18 December 2006, the Group purchased the freehold interest in a commercial property from News International Limited for cash consideration of £5 million. The purchase will facilitate and support the Group's property development plans.

In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities ("BUCS"), in a private placement to certain institutions. Each BUCS is exchangeable on or after 2 April 2004 for the value of reference shares, which initially consisted of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on 15 March 2010, 15 March 2013 or 15 March 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares ("ADSs") of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and the Group's Directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities ("Exchangeable TOPrS"), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company's ordinary shares, or ADSs representing the Company's ordinary shares, from News America. The aggregate number of the Company's ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or ADSs, or any combination thereof. The warrants are redeemable at the option of News America, on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group's Directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

Purchase of subsidiary from News Corporation

On 22 November 2006, the Group acquired the entire issued share capital of News Optimus for cash consideration of £4 million resulting in goodwill of £4 million. Prior to that date, News Optimus was a wholly-owned subsidiary of News International Limited, which is, in turn, a wholly-owned subsidiary of News International Holdings Limited. The ultimate parent company of News International Holdings Limited is News Corporation.

Purchase of associate interest from News Corporation

On 12 December 2007, the Group completed the sale of 100% of the entire issued share capital of BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership for consideration of 21% interests in both NGC Network International LLC and NGC Network Latin America LLC. On consolidation the Group recognised a gain of £67 million which has been disclosed separately within the consolidated income statement.

b) Joint ventures and associates

Transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below.

Transactions between the Company and its subsidiaries, joint ventures and associates are disclosed in the Company's separate financial statements.

	2009 £m	2008 £m	2007 £m
Supply of services by the Group	15	16	15
Purchases of goods or services by the Group	(51)	(53)	(49)
Amounts owed by joint ventures and associates to the Group	24	28	25
Amounts owed to joint ventures and associates by the Group	(3)	(3)	(3)

Revenue is primarily generated from the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £19 million (2008: £18 million) relating to loan funding. These loans bear interest at rates of three month LIBOR plus 0.45%, six month LIBOR plus 1.5% and one month and six month LIBOR plus 1%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £19 million (2008: £18 million).

The Group took out a number of forward exchange contracts with counterparty banks during the year on behalf of the joint venture Chelsea Digital Media Limited. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint venture in respect of these forward contracts.

The Group was not exposed to any of the net gains or losses on these forward contracts. The face value of forward exchange contracts that had not matured as at 30 June 2009 was £3 million (2008: £5 million).

Notes to the consolidated financial statements
continued

29. Transactions with related parties and major shareholders *(continued)*

During the year, US$9 million (2008: US$6 million; 2007: US$13 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$2 million (2008: US$2 million; 2007: US$1 million) was received from joint ventures upon maturity of forward exchange contracts.

During the year, £4 million (2008: £3 million; 2007: £7 million) was received from the joint ventures upon maturity of forward exchange contracts, and £1 million (2008: £1 million; 2007: nil) was paid to the joint ventures upon maturity of forward exchange contracts.

c) Other transactions with related parties

During fiscal 2008, Amstrad agreed to pay compensation to Sky Italia (a related party of the Group) in relation to a high level of subscriber product returns. No further costs have been incurred during the year and a provision of £1 million (2008: £2 million) remains at 30 June 2009 in relation to this liability.

A close family member of one Director of the Company who served during the year has a controlling interest in Shine Limited ("Shine"), in which the Group has a 13% (2008: 8%) equity shareholding. During the year, Shine conducted an equity raising as part of the funding for the acquisition of Metronome Film & Television AB. The Group participated in the equity raising, acquiring a further 21,700 shares of the issued share capital of Shine for cash consideration of £19 million. During the year, the Group incurred programming and production costs for television of £10 million (2008: £5 million; 2007: £3 million) from Shine. At 30 June 2009, there were no outstanding amounts (2008: less than £1 million; 2007: nil) due to Shine.

A close family member of one Director of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group. During the year the Group incurred expenditure amounting to £1 million (2008: £1 million; 2007: £1 million). At 30 June 2009 there were no outstanding amounts (2008: nil; 2007: nil) due to or from Freud Entertainment Limited.

In addition to the foregoing, the Group has engaged in a number of transactions with companies of which some of the Company's Directors are also directors.

d) Key management

The Group has a related party relationship with the Directors of the Group. At 30 June 2009, there were 14 (2008: 15; 2007: 14) members of key management all of whom were Directors of the Company. Key management compensation is disclosed in note 8b.

30. Group investments

The significant investments of the Company which principally affect the consolidated results and total assets of the Group are as follows:

Name	Country of incorporation	Description and proportion of shares held (%)	Principal activity
Subsidiaries:			
Direct holdings of the Company			
British Sky Broadcasting Limited	England and Wales	10,002,002 ordinary shares of £1 each (100%)[(i)]	Operation of pay television broadcasting in the UK and Ireland
British Interactive Broadcasting Holdings Limited	England and Wales	651,960 ordinary shares of £1 each (100%)	The transmission of interactive services
BSkyB Investments Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company
BSkyB Finance UK plc	England and Wales	50,000 ordinary shares of £1 each (100%)	Finance company
Subsidiaries:			
Indirect holdings of the Company			
Sky Subscribers Services Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of ancillary functions supporting the pay television broadcasting, residential broadband and telephone operations of the Group
Sky Holdings Limited	England and Wales	600 ordinary shares of £1 each (100%)	Holding company
Sky In-Home Service Limited	England and Wales	1,576,000 ordinary shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
BSkyB Publications Limited	England and Wales	2 ordinary shares of £1 each (100%)	The supply of magazines
British Sky Broadcasting SA	Luxembourg	12,500 ordinary shares of £12 each (100%)	Satellite transponder leasing
Sky Broadband SA	Luxembourg	310 ordinary shares of £100 each (100%)	Provision of broadband and telephony services
Sky Interactive Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of interactive television services
Easynet Group Limited	England and Wales	121,308,490 ordinary shares of £0.04 each (100%)	Holding company
Sky Ventures Limited	England and Wales	912 ordinary shares of £1 each (100%)	Holding company
365 Media Group Limited	England and Wales	151,970,072 ordinary shares of £0.01 each (100%)	Holding company
Amstrad Satellite Products Limited	England and Wales	7 ordinary shares of £1 each (100%)	The design, development, marketing and distribution of satellite products
Joint ventures and associates:			
Nickelodeon UK Limited[(ii)]	England and Wales	104 B Shares of £0.01 each (40%)	The transmission of children's television channels
The History Channel (UK)[(iii)]	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history, biography, crime and investigation television programming
Paramount UK[(ii),(iv)]	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australian News Channel Pty Limited	Australia	1 ordinary share of AUS$1 (33.33%)	The transmission of news and business channels
NGC Network International LLC	United States of America	Partnership interest (21%)	The transmission of natural history and adventure channels
NGC Network Latin America LLC	United States of America	Partnership interest (21%)	The transmission of natural history and adventure channels
MUTV Limited	England and Wales	800 B Shares of £1 each (33.33%)	The transmission, production and marketing of the Manchester United football channel
Attheraces Holdings Limited[(ii)]	England and Wales	1,500 ordinary shares of £1 each (45.86%), 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related online activities
Chelsea Digital Media Limited	England and Wales	42,648 B Shares of £0.01 each (35%) and 7 million redeemable preference shares of £1 each	The transmission, production and marketing of the Chelsea Football Club football channel and website
Investments:			
ITV[(ii)]	England and Wales	696,046,825 ordinary shares of £0.10 each (17.9%)	The transmission of free-to-air channels

Notes

(i) 50.00001% directly held by British Sky Broadcasting Group plc and 49.99999% held indirectly by BSkyB Investments Limited.
(ii) These entities have an accounting reference date of 31 December.
(iii) On 1 July 2009, The History Channel (UK) was renamed as AETN UK.
(iv) From 6 April 2009, Paramount UK began trading under the name Comedy Central.

Notes to the consolidated financial statements
continued

31. British Sky Broadcasting Group plc Company only financial statements

Company Income Statement for the year ended 30 June 2009

	Notes	2009 £m	2008 £m
Revenue		151	136
Operating expense		13	(7)
Operating profit		164	129
Dividend income from subsidiaries		556	1,160
Investment income	B	201	48
Finance costs	B	(149)	(104)
Impairment of fixed asset investment	F	(556)	-
Profit before tax	C	216	1,233
Taxation	D	(29)	(26)
Profit for the year attributable to equity shareholders		187	1,207

The accompanying notes are an integral part of this income statement.

All results relate to continuing operations.

Statement of Recognised Income and Expenses for the Company for the year ended 30 June 2009

	2009 £m	2008 £m
Profit for the year attributable to equity shareholders	187	1,207
Net profit recognised directly in equity		
Gain on cash flow hedges	266	14
Tax on cash flow hedges	(75)	(4)
	191	10
Amounts reclassified and reported in the income statement		
Cash flow hedges	(280)	(3)
Tax on cash flow hedges	79	1
	(201)	(2)
Net (loss) profit recognised directly in equity	(10)	8
Total recognised income and expense for the year	177	1,215

The accompanying notes are an integral part of this statement of recognised income and expense.

Company Balance Sheet as at 30 June 2009

	Notes	2009 £m	2008 £m
Non-current assets			
Property, plant and equipment	E	–	1
Investment property	E	–	21
Investments in subsidiaries	F	4,738	5,986
Deferred tax assets	G	1	–
Other receivables	H	9	–
Derivative financial assets	K	187	67
		4,935	6,075
Current assets			
Other receivables	H	3,395	2,790
		3,395	2,790
Total assets		8,330	8,865
Current liabilities			
Borrowings	I	463	301
Other payables	J	1,521	2,086
Current tax liabilities		29	27
Deferred tax liabilities	G	–	3
Derivative financial liabilities	K	16	69
		2,029	2,486
Non-current liabilities			
Borrowings	I	1,121	1,093
Derivative financial liabilities	K	168	162
		1,289	1,255
Total liabilities		3,318	3,741
Share capital	L	876	876
Share premium	L	1,437	1,437
Reserves	L	2,699	2,811
Shareholders' equity attributable to equity shareholders	L	5,012	5,124
Total liabilities and shareholders' equity		8,330	8,865

The accompanying notes are an integral part of this balance sheet.

These financial statements have been approved by the Board of Directors on 29 July 2009 and were signed on its behalf by:

Jeremy Darroch
Chief Executive Officer

Andrew Griffith
Chief Financial Officer

Company Cash Flow Statement for the year ended 30 June 2009

	Notes	2009 £m	2008 £m
Cash flows from operating activities			
Cash generated from operations	M	–	–
Net cash from operating activities		–	–
Cash flows from financing activities			
Proceeds from the exercise of share options		1	22
Loan to subsidiaries		(1)	(22)
Net cash used in financing activities		–	–
Net increase (decrease) in cash and cash equivalents		–	–
Cash and cash equivalents at the beginning of the year		–	–
Cash and cash equivalents at the end of the year		–	–

The accompanying notes are an integral part of this cash flow statement.

Notes to the consolidated financial statements
continued

31. British Sky Broadcasting Group plc Company only financial statements *(continued)*

A. Accounting policies

British Sky Broadcasting Group plc (the "Company") is a limited liability company incorporated in England and Wales, and domiciled in the UK.

i) Statement of compliance

The Company financial statements have been prepared in accordance with IFRS, consistently with the accounting policies set out in note 1 of the Company's consolidated financial statements.

ii) Revenue

Revenue, which excludes value added tax, represents gross inflow of economic benefit from the Company's operating activities. Revenue is measured at the fair value of the consideration received or receivable. The Company's main sources of revenue are recognised as follows:

- Revenue from licensing the Company's brand name asset to subsidiaries. This revenue is recognised on an accruals basis under the terms of relevant leasing agreements.
- Revenue from leasing the Company's investment properties to subsidiaries. This revenue is recognised on an accruals basis.

iii) Investment property

Investment property is initially stated at cost, which comprises the purchase price and any expenditure directly attributable to the acquisition of the property. Subsequent to initial recognition, investment property is held at cost net of accumulated depreciation less any provision for impairment.

iv) Investment in subsidiaries

An investment in a subsidiary is recognised at cost less any provision for impairment. As permitted by section 133 of the Companies Act 2006, where the relief afforded under section 131 of the Companies Act 2006 applies, cost is the aggregate of the nominal value of the relevant number of the Company's shares and the fair value of any other consideration given to acquire the share capital of the subsidiary undertakings. Dividends received from subsidiaries are recognised as income only to the extent that the Company receives distributions from accumulated profits of the subsidiary arising after the date of acquisition. Distributions received in excess of such profits are first recognised as a reduction in the cost of investment.

B. Investment income and finance costs

	2009 £m	2008 £m
Investment income		
Investment income from subsidiaries	196	48
Cash and cash equivalents	5	-
	201	48

	2009 £m	2008 £m
Finance costs		
– Interest payable and similar charges		
Revolving Credit facility 'RCF'	(3)	(6)
Guaranteed notes (see note I)	(125)	(100)
– Other finance (expense) income		
Remeasurement of borrowings-related derivative financial instruments	(21)	3
Gain (loss) arising on derivatives in a designated fair value hedge accounting relationship	18	(2)
(Loss) gain arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(18)	1
	(149)	(104)

C. Profit before taxation

Profit before taxation is stated after charging:

	2009 £m	2008 £m
Depreciation	1	1
Rental income from subsidiaries	1	1

Audit fees

Auditors' remuneration was less than £1 million (2008: less than £1 million).

Employee benefits

The Company had no employees during the year (2008: 1 employee).

Key management compensation

Amounts paid to the Directors of the Company are disclosed in the Report on Directors' remuneration within British Sky Broadcasting Group plc's 2009 Annual Report.

D. Taxation

i) Taxation recognised in the income statement

	2009 £m	2008 £m
Current tax expense		
Current year	29	26
Adjustment in respect of prior years	–	-
Total current tax	29	26
Deferred tax expense		
Origination and reversal of temporary differences	20	-
Adjustment in respect of prior years	(20)	-
Total deferred tax charge	–	-
Taxation	29	26

ii) Deferred tax recognised directly in equity

	2009 £m	2008 £m
Deferred tax charge on hedging activities	(4)	3
	(4)	3

iii) Reconciliation of effective tax rate

The tax expense for the year is lower than the standard rate of corporation tax in the UK (28%) applied to profit before tax. The differences are explained below:

	2009 £m	2008 £m
Profit before tax	216	1,233
Profit before tax multiplied by standard rate of corporation tax in the UK of 28% (2008: 29.5%)	60	364
Effects of:		
Non-taxable income	(147)	(328)
Non-deductible expenditure	156	–
Group relief surrendered for no consideration	(40)	(10)
Taxation	29	26

All taxation relates to UK corporation tax.

E. Property, plant and equipment and investment property

	Total investment properties(i) £m	Total plant, property equivalent £m
Cost		
At 1 July 2007 and 30 June 2008	23	3
Additions	–	–
Disposals	(23)	–
At 30 June 2009	–	3
Depreciation		
At 1 July 2007	(1)	(2)
Depreciation	(1)	–
At 30 June 2008	(2)	(2)
Depreciation	–	(1)
Disposals	2	–
At 30 June 2009	–	(3)
Carrying amounts		
At 1 July 2007	22	1
At 30 June 2008	21	1
At 30 June 2009	–	–

(i) At 30 June 2009 the Company no longer has any investment properties as these have been sold to British Sky Broadcasting Limited, a wholly owned subsidiary of the Company, for consideration of £29 million. A profit of £2 million was realised from the sale.

F. Investments in subsidiaries

	Investments in subsidiaries £m
Cost	
At 1 July 2007	6,481
Additions	510
At 30 June 2008	6,991
Additions	2
Disposal(i)	(694)
Impairment	(556)
At 30 June 2009	5,743
Provision	
At 1 July 2007, 30 June 2008 and 30 June 2009	1,005
Carrying amounts	
At 1 July 2007	5,476
At 30 June 2008	5,986
At 30 June 2009	4,738

(i) Following the liquidation of one of the Company's subsidiaries, BSkyB Finance (Luxembourg) s.a.r.l, the Company no longer holds this investment.

See note 30 for a list of significant investments in the Company.

G. Deferred tax assets

Recognised deferred tax assets

	Financial instrument temporary differences £m
At 1 July 2007	–
Charge to equity	(3)
At 30 June 2008	(3)
Charge to income	–
Credit to equity	4
At 30 June 2009	1

At 30 June 2009, a deferred tax asset of £349 million (2008: £391 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV, on the basis that utilisation of these temporary differences is not probable. At 30 June 2009, the Company has also not recognised a deferred tax asset of £1 million (2008: £1 million) relating to provisions in respect of football club investments, on the basis that it is not probable that they will be utilised.

H. Other receivables

	2009 £m	2008 £m
Prepayments and other receivables	5	1
Amounts received from subsidiaries	3,390	2,789
Current other receivables	3,395	2,790
Non current prepayments	9	–
Total other receivables	3,404	2,790

Notes to the consolidated financial statements
continued

31. British Sky Broadcasting Group plc Company only financial statements *(continued)*

In July 1999, the Company issued £100 million of bonds and loaned the bond proceeds to BSkyB Limited. BSkyB Limited is liable for the 7.750% external interest payments on these bonds and also pays the same rate of interest to the Company. The loan is repayable on demand.

On 30 November 2005, the Company entered into an RCF with BSkyB Limited; this loan bears interest at the Lloyds TSB Base Rate plus 3.00%.

On 29 June 2008, the Company entered into the following loan agreements with BSkyB Limited:

- £143 million and £109 million, both bearing interest at a rate of 1 month LIBOR plus 0.75%. These loans are repayable on demand.
- £11 million at an interest rate of 12 month LIBOR plus 0.75%. This loan matures on 10 December 2012.

On 13 January 2009, the Company made a loan of £252 million to BSkyB Limited. This loan bears interest at a rate of 6 month LIBOR plus 1.00% and is repayable on demand.

On 5 March 2009, the Company made a loan of £694 million which is repayable on demand and bears interest at a rate of 1 month LIBOR plus 0.75%

On 29 June 2008, the Company entered into a RCF with BSkyB Investments for £400 million. Amounts loaned under this facility bear interest at a rate of 1 month LIBOR plus 0.75%, compounded annually and are repayable on demand.

On 29 June 2008, BSkyB Finance Limited transferred its £1,026 million loan receivable from BSkyB Investments Limited to the Company. This loan bears interest at a rate of 1 month LIBOR plus 0.75% and is repayable on demand.

On 2 June 2008, the Company made a loan of £970 million to BSkyB Finance Limited which was interest bearing at a rate of 1 month LIBOR plus 0.75%. This was settled in full during the year.

In November 2008, the Company issued $600 million of bonds and loaned the bond proceeds to BSkyB Finance Limited. BSkyB Finance Limited is liable to the 9.500% external interest and also pays the same rate of interest to the Company.

On 28 June 2008, the Company entered into a loan for £92 million with Sky Digital Supplies Limited. This loan is repayable on demand and bears interest at a rate of 6 month LIBOR plus 1.00%.

On 13 January 2009, the Company made a loan of £91 million to Sky In-Home Service Limited. This loan is repayable on demand and bears interest at a rate of 6 month LIBOR plus 1.00%.

All other amounts receivable from subsidiaries are non-interest bearing and are also repayable on demand.

The Directors consider that the carrying amount of other receivables approximates to their fair values.

The Company's credit risk is primarily attributable to its other receivables. The majority of its other receivables balance is due from British Sky Broadcasting Limited. The risk of this entity defaulting on amounts owed is considered low due to its successful operation of a pay television broadcasting service in the UK and Ireland.

I. Borrowings

	2009 £m	2008 £m
Current borrowings		
US$600 million of 6.875% Guaranteed Notes repayable in February 2009	-	301
£100 million of 7.750% Guaranteed Notes repayable in July 2009	100	-
US$600 million of 8.200% Guaranteed Notes repayable in July 2009	363	-
	463	301
Non-current borrowings		
£100 million of 7.750% Guaranteed Notes repayable in July 2009	-	100
US$650 million of 8.200% Guaranteed Notes repayable in July 2009	-	326
US$750 million of 6.100% Guaranteed Notes repayable in February 2018	459	372
US$600 million of 9.500% Guaranteed Notes repayable in November 2018	367	-
£300 million of 6.000% Guaranteed Notes repayable in May 2027	295	295
	1,121	1,093

See note 22 for details of the Company's Guaranteed Notes, RCF and capital risk management.

J. Other payables

	2009 £m	2008 £m
Other payables		
Amounts owed to subsidiary undertakings	1,483	2,048
Accruals	38	38
	1,521	2,086

Amounts payable to subsidiaries are non-interest bearing and repayable on demand. The Directors consider that the carrying amount of other payables approximates to their fair values.

K. Derivatives and other financial instruments

In February 2008 the Company issued US$750 million 6.10% Guaranteed Notes and in November 2008 the Company issued US$600 million 9.5% Guaranteed Notes. At the same time of issuing the Guaranteed Notes, the Company entered into swap transactions to hedge interest rate and currency risk.

At 30 June 2009 the Company has recognised a derivative financial asset of £187 million and derivative financial liability of £184 million, with a net overall impact of £3 million on the Company's income statement (2008: £2 million).

Note 23 provides further details of the Group's derivative financial instruments.

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Company's financial assets and financial liabilities at 30 June 2009 and 30 June 2008:

	2009 Book value £m	2009 Fair value £m	2008 Book value £m	2008 Fair value £m
Financial assets and liabilities held or issued to finance the Company's operations:				
Quoted bond debt	(1,584)	(1,678)	(1,394)	(1,354)
Derivative financial instruments	3	3	(164)	(164)
Other payables and receivables	1,874	1,874	704	704

The fair values of financial assets and financial liabilities are determined as detailed in note 23.

Set out below are the derivative financial instruments entered into by the Company to manage its interest rate and foreign exchange risks:

	2009				2008			
	Asset		Liability		Asset		Liability	
	Fair Value £m	Notional £m	Fair Value £m	Notional £m	Fair Value £m	Notional £m	Fair Value £m	Notional £m
Fair value hedges								
Interest rate swaps and swaptions	54	800	(35)	323	9	276	(9)	370
Cash flow hedges								
Cross-currency swaps	104	661	(73)	752	24	371	(180)	1,073
Derivatives not in a formal hedge relationship								
Interest rate swaps and swaptions	1	93	(1)	30	–	30	(3)	155
Currency swaps	28	353	(75)	658	34	257	(39)	353
Total	187	1,907	(184)	1,763	67	934	(231)	1,951

	2009		2008	
	Asset £m	Liability £m	Asset £m	Liability £m
In one year or less	–	(16)	–	(69)
Between one and two years	–	–	–	(83)
Between two and five years	–	–	–	–
In more than five years	187	(168)	67	(79)
Total	187	(184)	67	(231)

The carrying value of the above derivative financial instruments equals their fair value. The notional values shown are the notional amounts of the derivatives identified.

Notes to the consolidated financial statements
continued

31. British Sky Broadcasting Group plc Company only financial statements *(continued)*

The Company's principal market risk is exposure to changes in interest rates, which arises from the Company's sources of finance. Following evaluation of the market risk, the Company selectively enters into derivative financial instruments to manage its exposure.

The following table analyses the Group's non-derivative financial liabilities, net-settled derivative financial instruments and gross-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

These amounts may not reconcile to the amounts disclosed on the balance sheet for borrowings, derivative financial instruments and other payables.

	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2009				
Non derivative financial liabilities				
Bonds - USD	441	62	187	1,084
Bonds - GBP	126	18	54	534
Other payables	1,521	-	-	-
Net settled derivatives				
Financial assets	(14)	(14)	(41)	(61)
Gross settled derivatives				
Outflow	442	47	141	990
Inflow	(426)	(48)	(143)	(1,020)

	Less than 12 months £m	Between one and two years £m	Between two and five years £m	More than five years £m
At 30 June 2008				
Non derivative financial liabilities				
Bonds - USD	371	362	69	491
Bonds - GBP	26	126	54	552
Other payables	2,086	-	-	-
Net settled derivatives				
Financial liabilities	-	(1)	(5)	(11)
Gross settled derivatives				
Outflow	456	455	81	522
Inflow	(370)	(361)	(64)	(483)

See note 23 for the Company's policy on liquidity management.

Sensitivity analysis

The sensitivity of the Company's financial instruments to fluctuations in interest rates and exchange rates is as follows:

Foreign exchange risk

The following analysis details the Company's sensitivity to movements in pounds sterling against all currencies in which it has significant transactions. The sensitivity analysis includes only outstanding foreign currency denominated financial instruments and adjusts their translation at the period end for a 25% change in foreign currency rates.

A 25% strengthening in pounds sterling against the US dollar would have an adverse impact on profit of £33 million (2008: adverse impact of £2 million), relating to non-cash movements in the valuation of derivatives. The same strengthening would have an adverse impact on other equity of £13 million (2008: adverse impact of £15 million).

A 25% weakening in pounds sterling against the US dollar would have a beneficial impact on profit of £54 million (2008: beneficial impact of £4 million), relating to non-cash movements in the valuation of derivatives. The same weakening would have a beneficial impact on other equity of £21 million (2008: beneficial impact of £25 million).

Interest rate risk

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

For each one hundred basis point rise or fall in interest rates at 30 June 2009, and if all other variables were held constant, the Company's profit for the year ended 30 June 2009 would decrease or increase by £5 million (2008: increase or decrease by £4 million) and other equity reserves would decrease or increase by £4 million (2008: decrease or increase by £4 million).

The sensitivity analyses provided are hypothetical only and should be used with caution as the impacts provided are not necessarily indicative of the actual impacts that would be experienced because the Company's actual exposure to market rates is constantly changing as the Company's portfolio of debt, foreign currency and equity contracts changes. In addition, the effect of a change in a particular market variable on fair values or cash flows is calculated without considering interrelationships between the various market rates or mitigating actions that would be taken by the Company. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

L. Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Special reserve £m	Capital redemption reserve £m	Capital reserve £m	ESOP reserve £m	Hedging reserve £m	Retained earnings £m	Restated Total Shareholders' equity £m
At 1 July 2007	876	1,437	14	95	844	(54)	-	975	4,187
Recognition and transfer of cash flow hedges	-	-	-	-	-	-	11	-	11
Tax on items taken directly to equity	-	-	-	-	-	-	(3)	-	(3)
Share-based payment	-	-	-	-	-	17	-	(15)	2
Profit for the year	-	-	-	-	-	-	-	1,207	1,207
Dividends	-	-	-	-	-	-	-	(280)	(280)
At 30 June 2008	876	1,437	14	95	844	(37)	8	1,887	5,124
Recognition and transfer of cash flow hedges	-	-	-	-	-	-	(14)	-	(14)
Tax on items taken directly to equity	-	-	-	-	-	-	4	-	4
Share-based payment	-	-	-	-	-	(36)	-	45	9
Profit for the year	-	-	-	-	-	-	-	187	187
Dividends	-	-	-	-	-	-	-	(298)	(298)
At 30 June 2009	876	1,437	14	95	844	(73)	(2)	1,821	5,012

For details of share capital, share premium, the special reserve and the capital redemption reserve, see notes 24 and 25.

For details of dividends, see note 11.

Capital reserve

This reserve arose from the surplus on the transfer of trade and assets to a subsidiary undertaking.

Hedging reserve

Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and then recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

M. Reconciliation of profit before taxation to cash generated from operations

	2009 £m	2008 £m
Profit before taxation	216	1,233
Depreciation	1	1
Dividend income	(556)	(1,160)
Impairment of investment	556	-
Disposal of investment	694	-
Net finance (income) costs	(52)	56
Increase in other receivables	(293)	(1,792)
(Decrease) increase in other payables	(566)	1,662
Cash generated from operations	-	-

Notes to the consolidated financial statements
continued

31. British Sky Broadcasting Group plc Company only financial statements *(continued)*

N. Contingent liabilities and guarantees

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Group's investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities.

The Company has provided parent company guarantees in respect of the various contracts entered into with the PL by BSkyB Limited covering the 2007/08 to 2009/10 football seasons. In each case the guarantee covers all payment obligations now or in the future due, owing or incurred by BSkyB Limited under the contracts and all liabilities now or in the future arising or incurred under the indemnity given to the PL by BSkyB Limited under the contracts.

The Company has provided a parent company guarantee in respect of the contract entered into with British Telecommunications plc by Sky Broadband SA covering the provision of call services for Sky Talk until 2010/11. The guarantee covers all payment obligations now or in the future due, owing or incurred by Sky Broadband SA under the contract.

The Company has provided a parental company guarantee in respect of the contract entered into with British Sky Broadcasting Limited and Stanhope Plc in relation to the construction of a new building at the Osterley Campus. The guarantee covers all performance obligations and payment obligations imposed on British Sky Broadcasting Limited under that contract.

The Company has provided a limited parental company guarantee in respect of a credit facility provided to BSkyB Publications Limited by Royal Mail Group plc in relation to the delivery of customer magazines. The guarantee covers all payment obligations of BSkyB Publications Limited and is capped at £2 million (together with interest).

The Company has guarantees in place relating to the Group's borrowings, see note 22 – 'Borrowings and non-current other payables'.

O. Transactions with related parties and major shareholders

	2009 £m	2008 £m
Supply of services to subsidiaries	143	136
Interest received from funding to subsidiaries	192	48
Amounts owed by subsidiaries	3,390	2,789
Amounts owed to subsidiaries	(1,483)	(2,048)

The Company has related party transactions with its subsidiaries by virtue of its status as parent company of the Group. In particular, it is normal treasury practice for the Company to lend and borrow cash to and from its subsidiaries as required. Under this policy, British Sky Broadcasting Limited settled liabilities of £134 million (2008: £92 million) on behalf of the Company, during the year. Interest is earned on certain loans to subsidiaries.

The Company received £142 million (2008: £135 million) for licensing the Sky brand name to subsidiaries. The Company received £1 million (2008: £1 million) for leasing investment property to subsidiaries.

The Company sold its investment properties for the consideration of £29 million. The properties were sold to British Sky Broadcasting Limited, a wholly owned subsidiary of the Company.

The Company received dividends during the year from subsidiaries totalling £556 million (2008: £1,160 million).

Group financial record – unaudited

Consolidated results

Below is selected financial information for the Group under IFRS as at and for each of the five years ended 30 June 2009, derived either from the audited consolidated financial statements included in this Annual Report or from the Group's historical Annual Reports.

Consolidated Income Statement	Year ended 30 June 2009 £m	Year ended 30 June 2008 £m	Year ended 30 June 2007 £m	Year ended 30 June 2006 £m	Year ended 30 June 2005 £m
Retail subscription	4,184	3,769	3,406	3,157	2,974
Wholesale subscription	206	181	208	224	219
Advertising	308	328	352	342	329
Sky Bet	48	44	47	37	32
Installation, hardware and service	235	276	212	131	128
Other	378	354	326	257	160
Revenue	5,359	4,952	4,551	4,148	3,842
Operating expense(i)	(4,546)	(4,228)	(3,736)	(3,271)	(3,020)
Operating profit	813	724	815	877	822
Share of results of joint ventures and associates	19	15	12	12	14
Investment income	35	47	46	52	29
Finance costs	(220)	(177)	(149)	(143)	(87)
Profit on disposal of joint venture	–	67	–	–	9
Impairment of available-for-sale investment	(191)	(616)	–	–	–
Profit before tax	456	60	724	798	787
Taxation	(197)	(187)	(225)	(247)	(209)
Profit (loss) for the year	259	(127)	499	551	578
Net profit (loss) recognised directly in equity	134	187	(124)	(38)	(13)
Total recognised income and expense for the year	393	60	375	513	565
Earnings (loss) per share from profit (loss) for the year (in pence)					
Basic	14.9p	(7.3)p	28.4p	30.2p	30.2p
Diluted	14.8p	(7.3)p	28.2p	30.1p	30.2p
Earnings (loss) per ADS from profit (loss) for the year (in pence)					
Basic	59.6p	(29.2)p	113.6p	120.8p	120.8p
Diluted	59.2p	(29.2)p	112.8p	120.4p	120.8p
Dividends per share					
Dividends declared per share (in pence)	17.6p	16.8p	15.5p	12.2p	9.0p
Dividends declared per share (in cents)	28.0¢	33.6¢	30.2¢	21.8¢	16.7¢
Dividends declared per ADS (in pence)	70.4p	67.0p	62.0p	48.8p	36.0p
Dividends declared per ADS (in cents)	111.8¢	134.5¢	121.0¢	87.0¢	67.0¢

Consolidated Cash Flow Statement	Year ended 30 June 2009 £m	Year ended 30 June 2008 £m	Year ended 30 June 2007 £m	Year ended 30 June 2006 £m	Year ended 30 June 2005 £m
Cash and cash equivalents	811	632	435	816	503
Purchase of plant, property, equipment and intangible assets	400	339	356	212	241

Consolidated Balance Sheet	30 June 2009 £m	30 June 2008 £m	30 June 2007 £m	30 June 2006 £m	30 June 2005 £m
Non-current assets	2,632	2,384	2,557	1,504	1,093
Current assets	1,937	1,698	1,363	2,283	1,363
Total assets	4,569	4,082	3,920	3,787	2,456
Current liabilities	(2,194)	(1,893)	(1,499)	(1,547)	(1,150)
Non-current liabilities	(2,439)	(2,357)	(2,374)	(2,119)	(1,119)
Net (liabilities) assets	(64)	(168)	47	121	187
Capital stock(ii)	2,313	2,313	2,313	2,333	2,371
Number of shares in issue (in millions)	1,753	1,753	1,753	1,791	1,868

Statistics	Year ended 30 June 2009	Year ended 30 June 2008	Year ended 30 June 2007 (In thousands)	Year ended 30 June 2006	Year ended 30 June 2005
Distribution of Sky Channels					
DTH homes	9,442	8,980	8,582	8,176	7,787
Cable homes(iii)	4,271	1,248	1,259	3,898	3,872
Total Sky pay homes	13,713	10,228	9,841	12,074	11,659
DTT homes(iv)	9,900	9,700	9,139	6,402	5,178
Sky Broadband homes	2,203	1,628	716	–	–
Sky Talk homes	1,850	1,241	526	–	–
Average number of full-time equivalent employees	14,922	14,145	13,087	11,216	9,958

Notes
(i) Included within operating expense for the year ended 30 June 2009 is £3 million (2008: £21 million; 2007: £16 million) of expense relating to the legal costs of the Group's claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. Included within operating expense for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs. Included within operating expense for the year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the consolidated financial statements as at 30 June 2006.
(ii) Capital stock comprises called-up share capital and share premium.
(iii) The number of cable homes is as reported to us by the cable operators. Between February 2007 and November 2008, the reported number of cable homes reflects the impact of Virgin Media ("VM") ceasing to carry Sky's Basic Channels on its platform. A new agreement was reached in November 2008 and VM has now resumed carriage of the Sky Basic Channels.
(iv) The Digital Terrestrial Television ("DTT") homes number consists of Ofcom's estimate of the number of homes where DTT is the only digital TV platform supplying services and includes Top-Up-TV DTT homes. The number of DTT homes for all periods disclosed above is based on Ofcom's Digital Television Update published quarterly in arrears. Latest data available for the year ended 30 June 2009 is at 31 March 2009.

Factors which materially affect the comparability of the selected financial data

Available-for-sale investment

During fiscal 2009, we recorded an impairment loss of £191 million (fiscal 2008: £616 million) in the carrying value of our equity investment in ITV. For further details see note 6 to the consolidated financial statements.

Business combinations

During fiscal 2008, we completed the acquisition of Amstrad. The results of this acquisition were consolidated from the date on which control passed to the Group (5 September 2007).

During fiscal 2007, we completed the acquisition of 365 Media Group. The results of this acquisition were consolidated from the date on which control passed to the Group (23 January 2007).

During fiscal 2006, we completed the acquisition of Easynet. The results of this acquisition were consolidated from the date on which control passed to the Group (6 January 2006).

Disposal of joint venture

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside the US). The Group recognised a profit on disposal of £67 million.

Exchange rates

A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations see note 23 to the consolidated financial statements.

Since any dividends are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

Shareholder information

Share information

Our sole outstanding class of voting securities is ordinary shares with a nominal value of 50p.

Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. The Bank of New York Mellon is the depositary of the American Depositary Receipts ("ADRs"), which evidence the ADSs.

Registrars

Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Telephone 0871 384 2091
Overseas +44 121 415 7567

ADR depositary

BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
Tel: 1 877 353 1154 (US toll free)
Tel: +1 201 680 6825 (outside USA)
email: shrrelations@bnymellon.com
www.bnymellon.com/shareowner

Shareholder enquiries

All administrative enquiries relating to unregistered shareholders, such as notification of change of address or the loss of a share certificate, should be made to Equiniti Limited, whose address is given above. ADS holders should contact BNY Mellon Shareowner Services if they have a query relating to their holding.

Shares online

The Company provides a range of shareholder information online at www.sky.com/corporate. Shareholders can access and view their shareholding and update their details at www.shareview.co.uk.

Electronic shareholder communication

In accordance with the provisions of the Companies Act 2006 and the Company's Articles of Association, the Company is permitted to use its corporate website as the main way to communicate with shareholders, sending out Annual Reports only to those who have opted to receive a paper copy. This reduces our impact on the environment, minimises waste and reduces costs. It also enables stakeholders to keep updated with developments at Sky as they happen by accessing our website.

Shareholders who have opted to receive shareholder communications in paper form are encouraged to receive these electronically in future by registering at www.shareview.co.uk. Shareholders can also change their instructions at any time by contacting Equiniti Limited.

Dividends

Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Equiniti Limited for a dividend mandate form.

During the financial year ended 30 June 2008, the Company introduced a new consolidated tax voucher service for those shareholders who have chosen to receive dividends directly into their bank account. A single consolidated tax voucher will be mailed by the end of November each year, to coincide with the final dividend payment. Full details are available at www.sky.com/corporate.

Overseas dividend payments

A service has been established to provide shareholders in over 30 countries worldwide with the opportunity to receive their dividends in their local currency. For a small flat-rate fee, shareholders can have their dividends automatically converted from Sterling and paid into their nominated bank account, normally within five working days of the dividend payment date. For further details, please contact Equiniti Limited on +44 121 415 7567.

Dividend Reinvestment Plan

The Company operates a Dividend Reinvestment Plan ("DRIP") which enables shareholders to buy the Company's shares on the London stock market with their cash dividend. Further information about the DRIP is available from Equiniti Limited. The helpline number is 0871 384 2268 from inside the UK and +44 121 415 7173 from overseas.

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Equiniti Limited or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder fraud

Fraud is on the increase and many shareholders are targeted every year. If you have any reason to believe that you may have been the target of a fraud, or attempted fraud in relation to your shareholding, please contact Equiniti Limited immediately. To reduce the risk of fraud happening to you please see our list of 'preventing shareholder fraud tips' on our website at www.sky.com/corporate.

Share price information

The Company's share price can be found on the Company's corporate website at www.sky.com/corporate and it also appears in the financial columns of the national press under the prefix BSkyB.

ADS holders can access the latest ADS price at www.nyse.com or by visiting The Bank of New York Mellon's website, www.adrbny.com.

The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares (pence)		ADSs[i] ($)	
	High	Low	High	Low
Fiscal year ended 30 June				
2005	625	465 1/2	46 33/100	33 39/50
2006	579	478 1/2	42 49/100	33 4/5
2007	663 1/2	517 1/2	52 99/100	37 47/50
2008	713 1/2	465	58 7/10	36 33/50
2009	502 1/2	329	38 1/25	20 51/100

	Shares (pence)		ADSs[(i)] ($)	
	High	Low	High	Low
Fiscal year ended 30 June				
2008				
First Quarter	$713\frac{1}{2}$	$635\frac{1}{2}$	$58\frac{7}{10}$	$51\frac{29}{50}$
Second Quarter	696	588	$57\frac{19}{100}$	$47\frac{11}{20}$
Third Quarter	610	506	$48\frac{1}{20}$	$40\frac{81}{100}$
Fourth Quarter	$580\frac{1}{2}$	465	$45\frac{49}{50}$	$36\frac{33}{50}$
2009				
First Quarter	$502\frac{1}{2}$	$407\frac{1}{2}$	$38\frac{1}{25}$	$28\frac{21}{100}$
Second Quarter	$483\frac{1}{4}$	329	$30\frac{77}{100}$	$20\frac{51}{100}$
Third Quarter	500	$405\frac{3}{4}$	$29\frac{1}{50}$	$22\frac{77}{100}$
Fourth Quarter	$489\frac{3}{4}$	417	$30\frac{1}{50}$	$24\frac{3}{5}$

	Shares (pence)		ADSs[(i)] ($)	
	High	Low	High	Low
Month ended				
31 January 2009	500	$405\frac{3}{4}$	$29\frac{1}{50}$	$22\frac{77}{100}$
28 February 2009	$498\frac{1}{2}$	450	$28\frac{22}{25}$	$25\frac{23}{50}$
31 March 2009	$466\frac{3}{4}$	$417\frac{1}{2}$	$27\frac{1}{20}$	$23\frac{17}{25}$
30 April 2009	$486\frac{3}{4}$	417	$28\frac{9}{20}$	$24\frac{3}{5}$
31 May 2009	$489\frac{3}{4}$	442	$29\frac{43}{50}$	$27\frac{59}{100}$
30 June 2009	$459\frac{1}{4}$	$429\frac{1}{2}$	$30\frac{1}{50}$	$27\frac{91}{100}$

(i) Each ADS represents four ordinary shares (up until 23 December 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.

Major shareholders

The following table sets forth, as of 29 July 2009, the amount and percentage of ordinary shares owned by each shareholder, including our Directors and Officers as a group, known to us to own more than 3% (directly and indirectly) of our ordinary shares.

Identity of person or group	Amount owned	Percent of class
News UK Nominees Limited[(i)]	686,021,700	39.14
Capital Research and Management Company[(ii)]	88,008,696	5.02
Brandes Investment Partners L.P.[(ii)]	56,867,820	3.12
The Capital Group Companies, Inc.[(ii)]	55,977,854	3.10
Legal & General Group plc[(ii)]	53,183,483	3.03

(i) Direct holding which is subject to restrictions on its voting rights (please see "Memorandum and Articles of Association – Alteration of share capital" on page 126 to 127).
(ii) Indirect holding.

At 29 July 2009, 39.14% of the Company's shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. As a result of Rupert Murdoch's ability to appoint certain members of the Board of Directors of the corporate trustee of the Murdoch Family Trust, which beneficially owns less than 1% of News Corporation's Class A Common Stock and 38.4% of its Class B Common Stock, Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Rupert Murdoch, however, disclaims any beneficial ownership of those shares. Also, Rupert Murdoch beneficially owns an additional 1.1% of News Corporation's Class A Common Stock and 1.3% of its Class B Common Stock. Thus, Rupert Murdoch may be deemed to beneficially own in the aggregate 1.1% of News Corporation's Class A Common Stock and 39.7% of its Class B Common Stock.

There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:

On 12 May 2006, News Corporation notified us that it had a 38.02% interest in our shares. On 26 September 2006, News Corporation further notified us that its interest in our shares had increased to 39.03%. These increases were as a result of the Company's share buy-back programme. As at 27 September 2006, the date of the last share repurchase by the Company under the share buy-back programme, News Corporation had a 39.14% interest in our shares. The number of shares held by News Corporation remains unchanged.

On 3 March 2009, Capital Research and Management Company notified us that it had a 5.02% interest in our shares.

On 2 February 2006, Brandes Investment Partners L.P. notified us that it had a 3.12% interest in our shares.

On 6 April 2006, The Capital Group Companies, Inc. notified us that it had a 3.10% interest in our shares.

On 4 October 2007, Legal & General Group plc notified us that it had a 3.03% interest in our shares.

On 19 April 2006, Janus Capital Management LLC ("Janus") notified us that it had a 3.86% interest in our shares. On 5 March 2007, Janus notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%. On 7 March 2007, Janus further notified us that its interest in our shares had increased to 3.07%. On 1 July 2008, Janus notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

Franklin Resources, Inc. notified us of the following changes in its interest in our shares:

Date notified	Percentage ownership
2 February 2006	10.09%
23 May 2006	9.98%
21 June 2006	10.00%

On 2 March 2007, Franklin Resources, Inc. notified us that under the Financial Services Authority's Disclosure and Transparency Rules ("DTR") it was no longer subject to a notification obligation as it had been able to claim an exemption from the requirement to aggregate its holdings with those of its subsidiaries and it holds less than 3% of the Company's issued share capital. Franklin Resources, Inc. further informed us that Templeton Global Advisors Limited ("Templeton"), a wholly owned subsidiary of Franklin Resources Inc., had a 6.04% interest in our shares and that it is subject to a notification obligation under the DTR on the basis that as a discretionary manager it is an indirect shareholder. On 14 May 2007, Franklin Resources Inc. further notified us that Templeton's interest in our shares had decreased to 5.89%. On 5 September 2007, Franklin Resources Inc. notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 5%. Templeton qualifies as an investment firm under the Markets in Financial Instruments Directive and therefore, in accordance with the DTR, it does not have a disclosure obligation when the voting rights attached to its shareholding in the Company do not exceed 5%.

On 4 May 2006, Harris Associates L.P. notified us that it had a 3.03% interest in our shares. On 30 May 2007, Harris Associates L.P notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

On 29 June 2006, Barclays PLC notified us that it had a 3.85% interest in our shares. On 22 November 2006, Barclays PLC notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%. On 23 November 2006, Barclays notified us that its interest in our shares had increased to 3.05%. On 4 December 2006, Barclays PLC notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

On 26 June 2006, Fidelity notified us that it had a 3.06% interest in our shares. On 17 August 2006, Fidelity notified us that it no longer had a notifiable interest in our shares as its holding had decreased below 3%.

Major shareholders have the same voting rights as all other shareholders. A voting agreement dated 21 September 2005 was entered into between the Company, BSkyB Holdco Inc, News Corporation and News UK Nominees Limited which became unconditional on 4 November 2005 and caps News UK Nominees Limited's voting rights at any general meeting at 37.19%. The provisions of the voting agreement cease to apply on the first to occur of a number of circumstances which include the date on which a general offer is made by an independent person (as defined in the voting agreement) for the ordinary share capital of the Company.

The ESOP was established to satisfy awards made to participants of the Company's employee share plans. The trustees of the ESOP have waived the right to dividends payable in respect of the shares held by it, except to the extent of 0.0001% of the dividend payable on each share. At 30 June 2009, the ESOP had an interest in 14,136,208 of the Company's ordinary shares.

On 27 July 2009, 8,959,147 ADSs were held of record by 19 holders in the US and 24,431 ordinary shares were held of record by 69 US persons.

Financial calendar

Results for the financial year ending 30 June 2010 will be published:
Q1 October 2009
Q2 January 2010
Q3 April 2010
Q4 July 2010

The Sky website

The Sky website at www.sky.com details the Company's product offering and provides a link to the Company's corporate website, where investor and media information can be accessed.

Company's registered office:

Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000
Overseas +44 20 7705 3000

Company registration number

2247735

Chartered Accountants and Independent Registered Public Accounting Firm

Deloitte LLP
2 New Street Square
London
EC4A 3BZ

Principal bankers

Royal Bank of Scotland
St. Andrew's Square
Edinburgh EH2 2YB

Solicitors

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Exchange rates

A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see note 23 of the consolidated financial statements "Derivatives and other financial instruments".

Since any dividends we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Board for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
December 2008	1.5457	1.4395
January 2009	1.5254	1.3658
February 2009	1.4936	1.4224
March 2009	1.4730	1.3757
April 2009	1.4990	1.4402
May 2009	1.6160	1.4881
June 2009	1.6547	1.5976

Year ended 30 June	Period end	Average(i)	High	Low
2005	1.7930	1.8596	1.9482	1.7733
2006	1.8491	1.7808	1.8911	1.7138
2007	2.0063	1.9463	2.0063	1.8203
2008	1.9906	2.0105	2.1104	1.9405
2009	1.6452	1.6028	2.0038	1.3658

(i) The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.

On 24 July 2009, the noon buying rate was 1.6432 per £1.00.

Memorandum and Articles of Association

The following summarises certain provisions of the Company's Memorandum and Articles of Association and applicable English Law. The summary is qualified in its entirety by reference to the Company's Articles of Association, the Companies Act 1985 of Great Britain (the "1985 Act") and the Companies Act 2006 of Great Britain (the "2006 Act") together the "Acts". The 2006 Act is being brought into force and the 1985 Act is being repealed in stages between January 2007 and October 2009.

Information on where shareholders can inspect copies of the Memorandum and Articles of Association is provided under "Documents on display" below.

Objects and purposes

Sky is incorporated under the name British Sky Broadcasting Group plc and is registered in England and Wales with registered number 2247735. The Memorandum of Association of the Company provides that the Company's principal object is to carry on the business of direct broadcasting by satellite and to carry out the other objects more particularly set out in Clause 4 of the Memorandum of Association of the Company.

Directors

The Company's Articles of Association provide for a Board of Directors, consisting of not fewer than three Directors, who shall manage the business and affairs of the Company. The quorum for meetings of the Directors is currently three Directors. The Directors may delegate any of their powers to a committee which must consist of one or more Directors, and a majority of the members of a committee shall be Directors. The quorum at a meeting of any committee shall be two Directors.

The Articles of Association place a general prohibition on a Director voting in respect of any contract or arrangement in which he has a material interest other than by virtue of his interest in shares in the Company. However, in the absence of some other material interest not indicated below, a Director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution concerning the following matters:

(i) the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

(ii) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of any shares or debentures or other securities of or by the Company for subscription, purchase or exchange in which offer he is, or is to be, interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning a superannuation fund or retirement benefits scheme which has been approved by, or is subject to, and conditional upon approval by the Board of the HMRC for taxation purposes;

(v) any arrangement for the benefit of employees of the Company or any of its subsidiaries including but not limited to, an employees share scheme which has been approved by, or is subject to and conditional upon approval by, the Board of the HMRC for taxation purposes and which does not accord to any Directors any privilege not accorded to the employees to whom the arrangement relates; and

(vi) any proposal concerning the purchase or maintenance of insurance for the benefit of Directors or persons who include Directors.

The 2006 Act requires a Director of the Company who is in any way interested in a contract or proposed contract with the Company to declare the nature of his or her interest at a meeting of the Directors of the Company. The definition of interests includes the interests of spouses, children, companies and trusts. The 2006 Act also requires that a Director must avoid a situation where a Director has, or could have, a direct or indirect interest that conflicts, or possibly may conflict, with the Company's interests. The 2006 Act allows directors of public companies to authorise such conflicts, where appropriate, if a company's Articles of Association so permit. The Company's Articles of Association were amended to permit the authorisation of such conflicts at the 2008 Annual General Meeting of the Company.

No person shall be disqualified from being appointed or reappointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

Remuneration of Non-Executive Directors shall be determined in the aggregate by resolution of the shareholders. Remuneration of executive Directors is determined by the remuneration committee. This committee is made up of independent Non-Executive Directors.

There is no requirement of share ownership for a Director's qualification.

Directors' appointment and removal

The Directors and the Company (by Ordinary Resolution) may appoint a person who is willing to act as a Director, either to fill a vacancy or as an additional Director. A Director appointed by the Directors shall retire at the next AGM and will put himself forward to be reappointed by the shareholders.

At each AGM, there shall retire from office by rotation:

(i) all Directors of the Company who are subject to retirement by rotation who held office at the time of the two preceding AGMs and who did not retire by rotation at either of them; and

(ii) such additional number of Directors as shall, when aggregated with the number of Directors retiring under paragraph (i) above, equal either one third of the number of Directors, in circumstances where the number of Directors is three or a multiple of three, or in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Directors (the "Relevant Proportion") provided that:

   (a) the provisions of this paragraph (ii) shall only apply if the number of Directors retiring under paragraph (i) above is less than the Relevant Proportion; and

   (b) subject to the provisions of the Acts and to the relevant provisions of these Articles, the Directors to retire under this paragraph (ii) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Borrowing powers

The Directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group), shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to the higher of (i) £1.5 billion and (ii) an amount equal to four times the aggregate turnover of the Group as shown in the then latest audited consolidated profit and loss accounts of the Group.

Dividend rights

Holders of the Company's ordinary shares may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors. If, in the opinion of the Directors, the profits of the Company available for distribution justify such payments, the Directors may, from time to time, pay interim dividends on the shares of such amounts and on such dates and in respect of such periods as they think fit. The profits of the Company available for distribution and resolved to be distributed shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

No dividend shall be paid otherwise than out of profits available for distribution as specified under the provisions of the Acts.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Voting rights

The Articles of Association provide that subject to any rights or restrictions attached to any shares, on a show of hands every member present in person or by proxy shall have one vote, and on a poll every member shall have one vote for every share of which he is a holder. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative.

A shareholder entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote instead of him. If a member appoints more than one proxy he must specify the number of shares which each proxy is entitled to exercise rights over. A proxy need not be a shareholder of the Company. Holders of the Company's ordinary shares do not have cumulative voting rights.

Details of a voting agreement that the Company entered into with News UK Nominees Limited, dated 21 September 2005, is detailed in "Alteration of share capital" on page 126 to 127.

Winding-up

If the Company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Acts and the Insolvency Act 1986:

(i) divide among the members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; and

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit,

but no member shall be compelled to accept any share or other assets upon which there is any liability.

Redemption

None of the shares of the Company has been issued on the basis that it may be redeemed or is liable to be redeemed at the option of the shareholders or the Company. The Company is therefore under no obligation to create a sinking fund or redemption reserve. However, subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Further capital calls

The Directors may only make calls upon the members in respect of amounts unpaid on the shares (whether in respect of nominal value or premium).

Variation of rights

Subject to the Acts, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied either whilst the Company is a going concern or during, or in contemplation of, a winding-up. At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

General meetings

The Directors may call an annual general meeting or a general meeting and give at least such minimum period of notice as is prescribed under the Acts. The notice shall specify the place, the date and the time of the meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Two persons entitled to vote upon the business to be transacted shall be a quorum.

Subject to any terms as to voting upon which any shares may be issued and to the provisions of the Articles, every member present in person or by proxy shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for each share of which he is the holder. No member shall be entitled to vote in respect of any share held by him if any call or other sum payable by him to the Company remains unpaid.

If a member or any person appearing to be interested in shares has been duly served with a notice under Section 793 of the 2006 Act and is in default for the prescribed period in supplying to the Company information thereby required, unless the Directors otherwise determine, the member shall not be entitled to vote at any general or class meeting of the Company in respect of the shares in relation to which the default occurred.

Limitations on non-resident or foreign shareholders

English law and the Memorandum and Articles of Association of the Company treat those persons who hold shares and are neither UK residents nor nationals in the same way as UK residents or nationals. They are free to own, vote on and transfer any shares they hold.

Transfer of shares

Any member may transfer all or any of his shares by instrument of transfer in the usual common form or in any other form which the Directors may approve. The instrument of transfer of a share shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee.

Where any class of shares is for the time being a participating security, title to shares of that class which are recorded as being held in uncertificated form, may be transferred by the relevant system concerned. The Directors may in their absolute discretion and without giving any reason refuse to register any transfer of shares (not being fully paid shares). The Directors may also refuse to register a transfer of shares unless the instrument of transfer:

(i) is lodged at the transfer office accompanied by the relevant share certificate(s);

Memorandum and Articles of Association
continued

(ii) is in respect of only one class of share; and

(iii) is in favour of not more than four persons jointly.

The Directors of the Company may refuse to register the transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirements) under the Uncertificated Securities Regulations 2001 to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees. The Directors may refuse to register any transfer if it is their opinion that such transfer would or might (i) prejudice the Group's right to hold, be awarded or granted or have renewed or extended, any licence granted under the Broadcasting Acts, or (ii) give rise to or cause a variation to be made to, or a revocation or determination of, any such licence by Ofcom.

If the Directors determine following registration of a transfer of shares:

(i) and following consultation with Ofcom that, inter alia, by reason of the interest of a person in any shares of the Company transferred, Ofcom may vary, revoke, determine or refuse to award, grant, renew or extend a licence granted under the Broadcasting Acts; or

(ii) that any person has an interest in the shares of the Company which, inter alia, makes the Company a disqualified person under the Broadcasting Acts or which contravenes, or would cause a contravention of, any of the restrictions set out in Parts III, IV or V of Schedule 2 to the Broadcasting Act 1990, as amended by the Communications Act, or any order, direction or notice made pursuant to the Broadcasting Acts or Communications Act or such other restrictions as may be applied by Ofcom from time to time to disqualify certain persons or bodies from having interests in such a licence or to restrict the accumulation of interests in relevant services as defined in Schedule 2 to the Broadcasting Act 1990, as amended by the Communications Act;

the Directors shall be entitled to serve written notice (a "Disposal Notice") on the relevant transferee in respect of the shares transferred stating that they have so determined, specifying their grounds in general terms and calling for the disposal of such transferred shares as are specified in the Disposal Notice within 21 days of the date of such notice or such longer period as the Directors may consider reasonable and which they may extend. If the Disposal Notice is not complied with to the satisfaction of the Directors, they shall, so far as they are able, dispose of the relevant shares for the best price reasonably obtainable in all the circumstances. In addition, a member who has been served with a Disposal Notice shall not, with effect from the expiration of such period as the Directors shall specify in such notice (not being longer than 30 days from the date of service of the notice), be entitled to receive notice of, or to attend or vote at, any general meeting of the Company by reason of his holding the shares specified in the Disposal Notice.

Alteration of share capital

The authorised share capital of the Company currently consists of 3,000,000,000 ordinary shares of 50p each.

The Company may from time to time by ordinary resolution:

(i) increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(ii) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; or

(iv) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes).

Subject to the provisions of the Acts, the Company may reduce its share capital redemption reserve, share premium account or other undistributable reserve in any way.

At the AGM of the Company held on 4 November 2005, shareholders approved a special resolution allowing the Company to buy-back up to 92,000,000 ordinary shares in the market, which was approximately 5% of the issued share capital of the Company at 27 September 2005. At the same AGM, shareholders approved an ordinary resolution in relation to Rule 9 of the City Code of Takeovers and Mergers (the "City Code") which waived the compulsory bid obligation that arises for News UK Nominees Limited when the Company repurchases shares under the authority granted by the special resolution detailed above. Under Rule 9 of the City Code, any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the Company by the person required to make the offer or any person acting in concert with him. The holding of News UK Nominees Limited as at the date of the AGM was 686,021,700 ordinary shares, representing 37.19% of the voting rights in the Company. If the compulsory bid obligation under Rule 9 had not been waived and the Company had repurchased shares under the authority granted by the special resolution detailed above and, at the time, the voting rights attributable to the aggregate holding of News UK Nominees Limited had continued to exceed 30% of the voting rights of the Company or, if, in the meantime, its holding had fallen below this level and, as a result had increased to 30% or more of such voting rights, News UK Nominees Limited would have been required to make a cash offer for the issued shares of the Company which it did not already own. The Panel agreed to waive the compulsory bid obligation arising in respect of a repurchase by the Company of its shares subject to approval of the ordinary resolution on a poll, subsequently received at the AGM, from shareholders independent of News UK Nominees Limited. The waiver in this ordinary resolution, which is valid only for so long as the authority granted pursuant to the special resolution detailed above remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited resulting from market purchases by the Company of its own shares and not in respect of other increases in its holding.

In addition, in pursuing a buy-back authority, the Board considered that it was appropriate that the Company conditionally entered into a voting agreement with News UK Nominees Limited, dated 21 September 2005, which would limit the exercise of its voting rights to 37.19%. The voting agreement was conditional on the buy-back proposals being approved by shareholders and therefore became unconditional on 4 November 2005.

As at 27 September 2006, the Company had purchased, and subsequently cancelled, 92,000,000 ordinary shares of 50p each under this authority for a consideration of £493 million. The holding of News UK Nominees Limited, following the exercise of the authority, increased from 37.19% to 39.14% of the

Company's issued share capital. The authority expired on 3 November 2006 and the Directors did not seek its renewal.

Issue of shares

Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company passed in general meeting, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right to renunciation), grant options over, or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Disclosure of interests in the Company's shares

There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Disclosure and Transparency Rules (specifically DTR 5) which form part of the Listing Rules which are enforced by the United Kingdom's Financial Services Authority.

Under Section 793 of the 2006 Act, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the preceding three years interested in the Company's shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company's shares, to provide certain information as set out in the 2006 Act.

There are additional disclosure obligations under Rule 3 of the Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the Company, the Panel on Takeovers and Mergers and the UK Listing Authority through one of its approved regulatory information services no later than twelve noon on the business day following the date of the acquisition.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

Exchange controls

There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest and other payments to non-resident holders of our securities, except as otherwise described in the "Memorandum and Articles of Association – Dividend rights" section above, and the "Taxation" section below.

Under English law (and the Company's Memorandum and Articles of Association), persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

Taxation

This section summarises basic UK and US tax consequences of the acquisition, ownership and disposition of shares and ADSs by a US Holder. For purposes of this summary, a "US Holder" is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation organised under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source, or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity's income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law and UK HMRC published practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) upon the UK-US Income Tax Convention currently in effect (the "Treaty"), and (iv) in part upon representations of The Bank of New York Mellon (the "Depositary") and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement dated as of December 2002, among the Company, the Depositary, and the holders from time to time of the ADSs of the Company (the "Deposit Agreement"), and any related agreement will be performed in accordance with their respective terms.

The summary of UK tax consequences relates to the material aspects of the UK taxation position of US Holders and does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, resident or ordinarily resident) in the UK for UK tax purposes, (ii) whose holding of shares or ADSs is effectively connected with a permanent establishment in the UK through which such US Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated companies, controls directly or indirectly, 10% or more of the voting stock of the Company. The discussion set forth below is only a general summary and does not purport to be a technical analysis nor a description of all possible tax consequences.

The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US Holders of stock representing 10% or more of the total combined voting power of the Company, US expatriates, insurance companies, tax-exempt organisations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others.

Tax consequences to each US Holder will depend upon the particular facts and circumstances of each such holder. Accordingly, each person should consult with his own professional advisor with respect to the tax consequences of his ownership and disposition of shares or ADSs. This summary does not discuss any tax rules other than UK tax and US federal income tax rules. The UK and US tax authorities and courts are not bound by this summary and may disagree with its conclusions.

US Holders of ADSs will be treated as owners of the shares underlying the ADSs. Accordingly, except as noted, the UK and US tax consequences discussed below apply equally to US Holders of ADSs and shares.

Taxation of distributions

Under current UK taxation legislation, no tax is withheld from dividend payments by the Company and generally no UK tax is payable by US Holders who are not resident or ordinarily resident for tax purposes in the UK on dividends declared on the shares.

US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income and no liability to UK tax are not required to file a UK income tax return.

For US federal income tax purposes, the gross amount of any distribution made by the Company to a US Holder with respect to any shares or ADSs held by the US Holder generally will be includable in the income of the US Holder as dividend income to the extent that such distribution is paid out of the Company's current or accumulated earnings and profits as determined under US federal income tax principles (subject to the discussion below under "US passive foreign investment company rules"). Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. The dividend income generally will not be eligible for the dividends received deduction allowed to corporations. If the amount of any distribution exceeds the Company's current and accumulated earnings and profits as so computed, such excess first will be treated as a tax-free return of capital to the extent of the US Holder's tax basis in its shares or ADSs, and thereafter as gain from the sale or exchange of property.

Dividends received by a non-corporate US Holder before 1 January 2011, with respect to such US Holder's shares or ADSs that constitute qualified dividend income, will be subject to a reduced rate of US federal taxation provided that such US Holder's shares or ADSs are held by such US holder for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the US holder meets other holding period requirements. Dividends paid by the Company with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

Any non-US withholding tax with respect to a dividend may be used as a credit against a US Holder's US federal income tax liability, subject to certain conditions and limitations.

The amount of any dividend paid in non-US currency will be equal to the US dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. A US Holder will generally be required to recognise US source ordinary income or loss when such US Holder sells or disposes of non-US currency. The US Holder will have a tax basis in this non-US currency equal to the US dollar value of the currency on the date the dividend is included in the US Holder's income. This foreign currency gain or loss will generally be US source ordinary income or loss.

Taxation of capital gains

US Holders who are not resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on the disposal of their ADSs or shares unless they carry on a trade in the UK through a branch, agency or permanent establishment, or a profession or vocation in the UK through a branch or agency and such ADSs or shares are used, held or acquired for the purposes of the trade, profession or vocation so carried on, or are used or held for the purposes of the permanent establishment. An individual US Holder who has ceased to be resident and ordinarily resident in the UK for tax purposes for a period of less than five years, and who disposes of his or her shares or ADSs during that period, may be liable on his or her return to the UK to UK capital gains tax on any chargeable gain realised. The surrender of ADSs in exchange for shares should not usually give rise to UK corporation tax, or US or UK capital gains tax.

In general, for US federal income tax purposes, a US Holder will recognise capital gain or loss if such US Holder sells or exchanges shares or ADSs, provided that such shares or ADSs are capital assets in the hands of such US Holder (subject to the discussion below under "US passive foreign investment company rules"). Any gain or loss will generally be US source gain or loss. For an individual, any capital gain will generally be subject to US federal income tax at preferential rates if the individual has held the shares or ADSs for more than one year.

US passive foreign investment company rules

The Company believes that it will not be treated as a passive foreign investment company ("PFIC") for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. The Company will be a PFIC for any taxable year in which either:

(i) 75% or more of its gross income is passive income; or

(ii) its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

For purposes of this test, the Company will be treated as directly owning its proportionate share of the assets, and directly receiving its proportionate share of the gross income, of each corporation in which the Company owns, directly or indirectly, at least 25% of the value of the shares of such corporation.

If the Company were to become a PFIC, the tax applicable to distributions on shares or ADSs and any gains a US Holder recognises on disposition of shares or ADSs may be less favourable to such US Holder. Accordingly, each person should consult with his own professional advisor regarding the PFIC rules.

Inheritance and gift taxes

An individual who is domiciled in the US for the purposes of the United Kingdom-United States Estate and Gift Tax Convention (the "Estate Tax Treaty") and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the shares or ADSs on the individual's death or on a gift of the shares or ADSs during the individual's lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property of a permanent establishment in the UK of an enterprise or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the ADSs or shares have been placed in trust by a settlor who, at time of settlement, was a US Holder, the ADSs or shares will generally not be subject to UK inheritance tax if at the time when the settlement was made the settlor was domiciled in the United States and was not a national of the United Kingdom for the purposes of the Estate Tax Treaty. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set out in that Treaty.

UK stamp duty and stamp duty reserve tax

A transfer for value of the shares will generally (unless the consideration for the transfer is certified as being no more than £1,000) be subject to UK ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up (if necessary) to the nearest multiple of £5. Stamp duty is normally a liability of the purchaser.

An agreement to transfer shares or any interest therein for money or money's worth will normally give rise to a charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration for the shares or interest therein (with no rounding up or down). However, if a duly stamped instrument of transfer of the shares is executed in pursuance of the agreement and duly produced within six years of the date on which the agreement for sale is made (or, if the agreement is conditional, the date on which the condition is satisfied) any SDRT paid is generally repayable with interest, and otherwise the SDRT charge is cancelled. SDRT is in general payable by the purchaser. The UK Finance Act 1996 (amending the UK Finance Act 1986) makes it clear that (contrary to previous UK HMRC practice) SDRT will be levied in respect of agreements to transfer chargeable securities (which include shares) even where a person not resident in the UK buys chargeable securities from another non-resident and the transaction is carried out outside the UK.

Stamp duty or SDRT charges at the rate of 1.5% (in the case of both stamp duty and SDRT) of the amount or value of the consideration, or in some circumstances, the value of the shares, may arise on a transfer of shares to the Depositary or the Custodian of the Depositary or to certain persons providing a clearance system (or their nominees or agents) and will usually be payable by the Depositary or such other persons. It is possible for persons operating clearance services to make an election to HMRC subject to certain conditions, pursuant to which, instead of the 1.5% stamp duty or SDRT charge applying on entry as described above, a 0.5% SDRT charge would apply to transfers of securities made within the system.

In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on any subsequent deposit of shares will be charged by the Depositary to the holder of the ADS or any deposited security represented by the ADS.

No UK stamp duty will be payable on the acquisition or transfer of an ADS or beneficial ownership of an ADS, provided that the ADS and any separate instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK. An agreement to transfer ADSs will not give rise to a liability for SDRT.

Any transfer for value of the underlying shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% of the amount or value of the consideration on a transfer from the Custodian of the Depositary to a US Holder or registered holder of an ADS, rounded up (if necessary) to the nearest multiple of £5. Legislative changes enacted by the UK Finance Act 2008 provide that no UK stamp duty will be payable upon cancellation of the ADSs, nor on a transfer of shares between the Depositary and another person whose business is to issue depositary receipts or a person providing a clearance system.

US information reporting and backup withholding

Dividend payments on the shares or ADSs and proceeds from the sale, exchange or other disposition of the shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a rate of 28%. US federal backup withholding generally is imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability. A US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on display

Certain documents referred to in this Annual Report can be inspected at our registered office at Grant Way, Isleworth, Middlesex, TW7 5QD, England, during normal business hours on Monday to Friday (public holidays excepted). Shareholders attending the Company's AGM will also have the opportunity to inspect certain documents as detailed in the Notice of AGM from 15 minutes prior to the meeting until its conclusion. A copy of the Notice of AGM can be downloaded from the Company's corporate website at www.sky.com/corporate.

We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. The public may obtain information regarding the SEC's Public Reference Room by calling the SEC at 1-202-551-8090. Our public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.

Material modifications to the rights of security holders and use of proceeds

The constituent instruments defining the rights of holders of ordinary shares have not been materially modified.

Pursuant to the terms of the Deposit Agreement, The Bank of New York Mellon, as Depositary, has agreed to notify holders of ADSs of all actions of the Company in which shareholders of ordinary shares are entitled to exercise voting rights, thus facilitating the exercise of voting rights by holders of ADSs. The address of The Bank of New York Mellon is 101 Barclay Street, New York, New York, 10286.

Glossary of terms

Useful Definitions	Description
365 Media	365 Media Group Limited
ADS	American Depositary Share (each ADS currently represents four ordinary shares of BSkyB)
Bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber
BSkyB or the Company	British Sky Broadcasting Group plc
Churn	The number of DTH customers over a given period that terminate their subscription in its entirety, net of former customers who reinstated their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as an annualised percentage of total average subscribers for the period
Customer	A subscriber to a DTH service
DSL	Digital Subscriber Line
DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels to a limited number of DSL subscribers (references throughout to "DTH subscribers" include DSL subscribers)
DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set-top box or integrated digital television set
EPG	Electronic Programme Guide
ESOP	Employee Share Ownership Plan
Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year
Freeview	The free DTT offering available in the UK
The Group	BSkyB and its subsidiary undertakings
HD	High Definition Television
IFRS	International Financial Reporting Standards
IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network
LLU	Local Loop Unbundling: a process by which BT's exchange lines are physically disconnected from BT's network and connected to other operators' networks. This enables operators other than BT to use the BT local loop to provide services to customers
Minidish	Satellite dish required to receive digital satellite television
Multiroom	Installation of an additional set-top box in the household of an existing subscriber
Ofcom	UK Office of Communications
PL	Premier League
Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels
Premium Sky Distributed Channels	Disney Cinemagic, MUTV, Chelsea TV and Music Choice Extra
PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another
RCF	Revolving Credit Facility
Set-top box	Digital satellite reception equipment

Sky	British Sky Broadcasting Group plc and its subsidiary undertakings
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder. This includes Sky+HD decoders
Sky+HD	High Definition box with PVR functionality, formerly known as Sky HD
Sky Active	The brand name for Sky's transactional interactive television services, including customer services, games, betting and messaging
Sky Basic Channels	Sky1, (and its simulcast version, Sky1 HD), Sky2, Sky3, Sky News, Sky Travel, Sky Real Lives (and its multiplex versions, Sky Real Lives +1 and Sky Real Lives 2 and the simulcast Sky Real Lives HD), Sky Sports News, Sky Arts 1 and Sky Arts 2 (including their simulcast versions Sky Arts 1 HD and Sky Arts 2 HD), Sky Vegas, Sky Poker.com
Sky Bet	Sky's betting services, provided through set-top boxes, the internet and via phone
Sky Broadband	Home broadband service provided for Sky digital customers. UK Online customers are excluded from quoted subscriber figures
Sky Box Office	Our pay-per-view service offering movies, sporting events and concerts
Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels
Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers
Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels
Sky Premium Channels	Sky Movies Pack 1 (Sky Movies Comedy (& HD), Sky Movies Classics, Sky Movies Modern Greats (& HD), Sky Movies Family (& HD) and Sky Movies Screen 1 (& HD)), Sky Movies Pack 2 (Sky Movies Action/Thriller (& HD), Sky Movies Indie, Sky Movies SciFi/Horror (& HD), Sky Movies Drama (& HD) and Sky Movies Screen 2 (& HD)) and Bonus Channels (Sky Movies Premiere (& HD) and Sky Movies Premiere +1), Sky Sports 1 (& HD1), Sky Sports 2 (& HD2), Sky Sports 3 (& HD3) and Sky Sports Xtra. Channels have an HD simulcast where specified. (Sky Sports HD3 will simulcast Sky Sports Xtra programming occasionally)
Sky Talk	Home telephony service provided for Sky digital subscribers
SMATV	Satellite Master Antenna Television
SMPF	Shared Metallic Path Facility
Transponder	Communication devices on satellites which send programming signals to minidishes
Viewing share	Number of people viewing a channel as a percentage of total viewing audience
VM	Virgin Media
WAN	Wide Area Network: Companies link networks at different sites over the internet to form a secure WAN

Form 20-F cross reference guide

The information in this document that is referred to below shall be deemed to be part of the Annual Report on Form 20-F for 2009 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the Company under applicable US securities laws.

Item	Form 20-F caption	Location in this document	Page
10	**Additional information**		
A	Share capital	Not applicable	n/a
B	Memorandum and Articles of Association	Shareholder information – Memorandum and Articles of Association	124
C	Material contracts	The business, its objectives and its strategy – Significant agreements	22
		Report on Directors' remuneration	58
D	Exchange controls	Shareholder information – Exchange controls	127
E	Taxation	Shareholder information – Taxation	127
F	Dividends and paying agents	Not applicable	n/a
G	Statement by experts	Not applicable	n/a
H	Documents on display	Shareholder information – Documents on display	129
I	Subsidiary information	Not applicable	n/a
11	**Quantitative and qualitative disclosures about market risk**	Consolidated financial statements – Note 23 "Derivatives and other financial instruments"	94
		Forward looking statements	2
12	**Description of securities other than equity securities**	Not applicable	n/a
13	**Defaults, dividend arrearages and delinquencies**	Not applicable	n/a
14	**Material modifications to the rights of security holders and use of proceeds**	Shareholder information – Material modifications to the rights of security holders and use of proceeds	129
15	**Controls and procedures**	Corporate governance report	52
		Auditors' report	70
15T	**Controls and procedures**	Not applicable	n/a
16A	**Audit committee financial expert**	Corporate governance report – Audit Committee	56
16B	**Code of ethics**	Corporate governance report – Corporate policies	52
16C	**Principal accountant fees and services**	Consolidated financial statements – Note 7 "Profit before taxation"	81
		Corporate governance report – Use of external auditors	57
16D	**Exemptions from the listing standards for audit committees**	None	n/a
16E	**Purchases of equity securities by the issuer and affiliated purchasers**	Consolidated financial statements – Note 25 "Reconciliation of shareholders' (deficit) equity" – Purchase of own equity shares for cancellation and capital redemption reserve	103
16F	**Change in Registrant's Certifying Accountant**	Not applicable	n/a
16G	**Corporate Governance**	Corporate governance report	52
17	**Financial statements**	Not applicable	n/a
18	**Financial statements**	Auditors' report	70
		Consolidated financial statements	71
19	**Exhibits**	Filed with the SEC	

For more information

To find out more about Sky, visit our website
www.sky.com/corporate

If you would like advice regarding
accessibility of this document,
please contact 08442 410333
(textphone 08442 410535)

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD
Telephone 0870 240 3000
Facsimile 0870 240 3060
www.sky.com
Registered in England No.2247735

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The text of this report is printed on a recycled grade material containing 100% post consumer waste and manufactured at a mill accredited with ISO 14001 environmental management standard.

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Exhibit - 2

British Sky Broadcasting Group plc
Annual Review 2009



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Award-winning savings from the UK's fastest-growing home phone service. Sky Talk came out ahead of all other providers for the second year running in the 2009 uSwitch Home Phone Customer Satisfaction Report, winning 8 out of 11 awards including 'Best Deal for You'.



Sky Broadband

Fast, reliable and great-value broadband for Sky TV customers. Sky Broadband offers a choice of products to suit everyone, including truly unlimited usage with download speeds of up to 20Mb with Sky Broadband Unlimited.

To find out more information about Sky, visit our website:
www.sky.com/corporate

We want to be first choice for entertainment and communications.

Sky is a valued part of everyday life in almost 10 million homes, helping people to get even more out of the things they love.

We entertain, excite and inspire our customers with a great choice of high-quality content. We make technology simple and put viewers in control of how they watch TV. We connect people to each other and to the world with our broadband and phone services.

Because we never forget that Sky is a choice, we put customers first and work hard to earn their trust. We make our products affordable so millions can join in. And we back it all up with a commitment to exceptional customer service.

Seeing the bigger picture is part and parcel of the way we do business. That's why we're committed to doing the right thing and playing our part in the communities where we live and work.

We strive to be the best for our customers and our people, and to make a positive contribution to life in the UK and Ireland. That is the best way for our business to achieve sustainable success.

We're always looking for ways to improve. That spirit has made us what we are today, and it will drive us to become what we want to be tomorrow.

We believe in better.

Chairman's statement





James Murdoch
Chairman

This has been a challenging year for customers and for businesses alike. As turbulence in the financial markets has been followed by pressures in the broader economy and on household budgets, consumer-facing businesses have experienced a tougher environment than has been seen for some time.

While no business is immune from these pressures, Sky has stood out for its strong performance against this difficult backdrop. Unlike many companies in the media sector, our business has been built on direct relationships with customers, and our focus on quality, choice and value has positioned us well to meet their needs in hard times as well as good.

2009 has been a year of achievement, with more customers choosing Sky for a broader range of entertainment and communications services than ever. Twenty years on from our launch in February 1989, we have passed the milestone of nine million customers and we are deepening our relationships with those families through our expansion into broadband and telephony.

Everyone associated with Sky should take pride in the achievements of the Company's first two decades. We have built one of the UK and Ireland's leading businesses by continually challenging the status quo and striving to bring more choices to more people.

In an industry that has often relied on public intervention and subsidy, our story is a demonstration of how risk-taking and investment by private enterprise delivers good outcomes for consumers. Sky has been a constant force for change and progress: opening up choice in television; investing in high-quality content; innovating to improve the customer experience; and adapting to embrace new opportunities as entertainment and communications come together.

With our commitment to customers comes a sense of responsibility in the way we do business. In particular, we are making good progress in expanding our contribution in three key areas: helping to create a healthy environment; encouraging participation in sport; and opening up the arts to more people. We believe that seeing this bigger picture is a key part of durable success and long-term value creation.

On behalf of the Board, I would like to express gratitude for the contribution of the two Non-Executive Directors who stepped down during the last year. Chase Carey retired from the Board in February 2009 after six years' valued service. Lord Jacob Rothschild stepped down in September 2008 after acting as a committed and independent Deputy Chairman of our Board for more than four years. Both have provided leadership, support and counsel through challenging and important periods for the Company. Personally I will miss them both, as I know will the whole team at Sky.

I would also like to welcome Tom Mockridge to the Board following his appointment as a Non-Executive Director in February 2009. As Chief Executive of Sky Italia and Chief Executive, European Television at News Corporation, Tom brings further experience of international pay television to the Board.

In my first full year as Non-Executive Chairman, I would like to give thanks for the commitment and expertise with which the entire Board continues to guide the Company. I would also like to thank all of our 16,000 colleagues at Sky for the passion and dedication they have brought to the Company and its customers over the last year.

In a reflection of our strong performance in challenging conditions, the Board proposes a 5% increase in the full year dividend to 17.6 pence per share.

We thank all shareholders for their continued support as we look ahead with optimism to the next 20 years.

20 years of Sky

Sky celebrated its 20th anniversary on 5 February 2009.
We started with a belief that people deserved better choice. This is just as true today as it was then.



1989
Sky launches the UK's first satellite TV service with four channels: Sky Channel; Sky Movies; Eurosport; and Sky News, the first European news channel.



1990
The Simpsons make their UK debut on Sky One.



1991
Sky Sports launches the first of its dedicated sports channels – the home of innovations such as the first on-screen clock and scoreline for live football.



1992
Sky Sports begins exclusively live coverage of the new Premier League, at the start of a new era for football.


NICKELODEON

1993
Sky launches its first package of basic subscription channels, including 14 channels such as Discovery Channel, UK Gold and Nickelodeon.



1994
Brian Lara's record 375 against England is seen live ball-by-ball on Sky Sports.



1995
Sky opens a second customer management centre in Dunfermline.



1996
The Bruno vs Tyson world heavyweight title fight is the first nationwide domestic pay-per-view event in the UK.



1997
National Geographic Channel launches.


TV GUIDE LISTINGS
ENTERTAINMENT
MOVIES
SPORTS
NEWS & DOCUMENTARIES

1998
Sky Digital launches with 140 channels – the UK's first digital TV service.



1999
Sky streams the first live football match online.



2000
Sky News launches the world's first interactive TV news service.



2001
Sky+ puts customers in control of how they watch TV.



2002
Sky News wins BAFTA award for its reporting of 9/11.



2003
Sky steps up its commitment to the arts through a new partnership with English National Opera.



2004
Sky Movies secures the rights to broadcast the Oscars® to UK audiences.



2005
Sky News and Sky Sports News are streamed live to mobile phones as part of the Sky Mobile TV service.



2006
Sky launches the UK's first nationwide HD TV service.



2007
Sky begins to roll out auto-standby for set-top boxes.



2008
Sky reaches nine million customers – one in three homes in the UK and Ireland.

Chief Executive's statement





Jeremy Darroch
Chief Executive

Sky is a business which embraces change; we look for opportunities, we invest and we grow. Our approach is based on identifying trends in the marketplace which will develop over time, and on using those trends as tailwinds to drive our growth. In doing so, we aim to create a larger, more profitable business and create significant value for shareholders.

Many times over the last 20 years, Sky has shown that it is prepared to take risks and adapt. By doing so, we've been able to keep moving forward to meet consumers' changing needs, such as with the transition from analogue to digital broadcasting or our belief in the potential of digital video recorders such as Sky+.

The pace of change is accelerating, not slowing down. In the last three years, we have made significant changes to align further our business with long-term trends in the marketplace. We entered the communications sector and challenged the established providers with the quality and value that has made Sky the UK's fastest-growing broadband and home phone provider. And we made an early commitment to high definition (HD) television that helped us to achieve a clear leadership position from which we have gone on this year to put HD at the centre of our strategy.

The consequence of this continuous change is that our business today is focused around two distinct legs of growth. First, we continue to grow our overall customer base by attracting new customers to Sky and, second, we are increasing take-up of additional products among our existing customers. In each of these areas, we see a substantial opportunity.

Our results show that this clear, consistent strategy is working. Sky today is of a dramatically different size and shape compared with three years ago. Since 2006, our total number of customers has increased by 15%.

In addition, there has been a step-change in the volume of activity, with total annual product sales rising almost threefold to more than seven million in 2009.

Whereas three years ago a large majority of customers took our standard television product, customers are now choosing Sky for more products than ever. Today most of our customers choose to control their viewing with Sky+ and our new products in HD, broadband and home telephony have grown rapidly to scale. It is testament to the capability within Sky as an organisation that we have been able to diversify and expand our business in such a short period through organic growth.

Looking back at our performance during 2009, we have continued to achieve strong growth in a tough economic environment. While these are difficult times for many customers, our experience is that people are making careful choices and spending money on the things they really care about. We know that they value the products that we offer: quality entertainment for the whole family; increased control and flexibility in how they watch; the superior picture and sound quality of HD; and great-value broadband and phone services. This puts us in a good position, particularly when people are spending more time at home.

“We have continued to achieve strong growth in a tough economic environment.”

While there is no room for complacency, our results for the last year are evidence that the quality and value of our offering are resonating with customers. In terms of overall customer numbers, the rate of growth accelerated year-on-year to reach its highest level for five years.

In our second leg of growth, we continue to see increasing demand from existing customers to take more from us and our HD, broadband and home telephony products all passed significant milestones this year.

Three years after launch, 2.2 million customers have joined Sky Broadband and Sky Talk now has 1.9 million customers, of whom almost half also take our line rental product. Overall, 16% of our customers now choose Sky for all three of TV, broadband and telephony, compared with 11% a year ago. We believe there is significant potential for further growth, as more of our existing customers respond to the quality and savings we offer.

> "Overall, 16% of our customers now choose Sky for all three of TV, broadband and telephony, compared with 11% a year ago."

For a number of years, we have seen an emerging opportunity in the shift towards HD and have been positioning our business to take advantage, using our high-bandwidth satellite platform to assemble the UK's best HD content offering by far. In January 2009, we decided to accelerate the growth of Sky+HD, in part by passing on cost savings achieved in our supply chain following the acquisition of Amstrad. Around 1,000 new jobs were created in our service and installation teams to meet anticipated demand at the new everyday low price of £49 for a Sky+HD box. The response from customers has been huge, with the total number of Sky+HD customers more than doubling to 1.3 million since the start of the financial year.

HD represents a highly attractive investment opportunity for Sky and we remain focused on extending our leadership even further going forward.

Our confidence in the continued growth of pay TV reflects customers' growing willingness to pay for the content they value. During 2009, we've continued to invest in high-quality programmes to satisfy existing customers and create more reasons for people to subscribe.

We have identified drama and the arts, for example, as two genres where we can reach out to new audiences, meeting needs that are increasingly less well served by free-to-air broadcasters. We've doubled our arts output by expanding the Sky Arts portfolio to include four dedicated channels with an average reach of around 1.5 million viewers each month. Sky1, our flagship entertainment channel, is stepping up its commitment to original UK drama with critically acclaimed productions such as Martina Cole's The Take and Skellig. In acquired content, House is the latest example of a quality US drama that has moved to Sky1, while Sky Movies has acquired the rights to the forthcoming HBO drama The Pacific, the follow-up to the hugely successful Band of Brothers.

Sky Sports has had an outstanding year, with live coverage of events such as the Ryder Cup, the UEFA Champions League, the British and Irish Lions' tour of South Africa, the US Open, and cricket's ICC World Twenty20, and customers can look forward to more live Barclays Premier League football for the three seasons from 2010/11 to 2012/13.

9.442m
Total Sky TV customers

£5.323bn
Adjusted Group revenue

25.9p
Adjusted earnings per share


Andy Murray, US Open 2008, Sky Sports HD


Ross Kemp Return to Afghanistan, Sky1 HD

Chief Executive's statement
Continued



Antony Gormley's 'One and Other', Sky Arts


SKY NEWS
LIVE MUMBAI
17:15 LOCAL TIM
BREAKING NEWS
FRESH FIRING BREAKS OUT OUTSIDE TAJ MAHAL PALACE HOTEL
11:45

Sky News' award-winning coverage of the Mumbai terror attacks in November 2008

1.5m

Total monthly audience reach of Sky Arts channels

13,000

Cricket coaches trained through our partnership with the ECB

While focusing hard on our strategic priorities in customer-facing areas, we have continued to seek operational efficiencies behind the scenes. Lower costs in our supply chain and administrative functions have allowed us to reinvest in areas where customers see value, such as Sky+HD, high-quality content and customer service.

This approach has allowed us to deliver a strong financial performance despite the upfront cost of strong demand for our products and a number of cyclical headwinds. Group revenue exceeded £5 billion for the first time in 2009, rising by 7% to £5.323 billion on an adjusted basis. Adjusted operating profit increased by 4% to £780 million and free cash flow rose by 25% to £474 million. The Company is in a strong financial position and we are focused on delivering increasing returns.

The issue of consumer trust in business has risen in prominence following the banking crisis and its impact on the broader economy. As customers become increasingly careful about the companies they do business with, we believe that reputation will become even more important.

At Sky, we recognise that being a responsible business is a vital component of long-term, sustainable success. We're committed to doing the right thing in the way we operate and to working with our people and our customers to play our part in the communities in which we live and work. Our focus is on three areas where we believe we can make a positive difference: helping to create a healthy environment by tackling climate change; encouraging participation in sport; and opening up the arts to more people.

This year, we have helped customers to reduce their energy use by extending our pioneering 'auto-standby' feature to all active Sky boxes, a move that we believe will save around £20 million in energy costs each year, as well as 90,000 tonnes of CO_2. In our broadcasting business, we're working with independent producers to make television production more energy efficient and we're building a broadcasting facility on our west London campus that will be the most sustainable of its kind anywhere in Europe.

In sport, we've renewed our support for the ECB's Coach Education Programme, which has already trained 13,000 cricket coaches. Working with the Youth Sport Trust, we've opened up the Sky Sports Living for Sport initiative to all UK secondary schools, with the aim of using sport to help even more young people to overcome problems at school.

Through our partnership with British Cycling, we've set an ambitious goal of getting one million more people cycling regularly within five years. A programme of mass-participation Skyride events will take place in cities across the UK and, to provide inspiration, we have announced the creation of Team Sky, a professional road racing team with the ambition of creating the first British winner of the Tour de France.

> "At Sky, we recognise that being a responsible business is a vital component of long-term, sustainable success."

As well as expanding our Sky Arts channels, we've continued our off-screen support for the arts through our partnerships with the Hay Festival, English National Ballet and English National Opera. In addition, we've committed to extend our 'Sky Arts At...' initiative, to bring increased exposure to arts organisations across the UK, and formed a new partnership with the UK's leading public arts company, Artichoke. Our first joint project with Artichoke is Antony Gormley's 'One and Other' on Trafalgar Square's Fourth Plinth, with more to come next year.

> "The quality and value of our offering are resonating with customers."

Sky is a company which makes a positive and growing contribution to life in the UK and Ireland. Continuing to invest in our brand and reputation is one of the ways in which we will build trust in our business, reach out to new customers and lay the foundations for long-term, sustainable success.

Our people, as always, are the key to achieving that success. I would like to pay tribute to their contribution over the last year and thank them all for their commitment, energy and creativity.

The opportunity for Sky is substantial. I am confident that we have the capability to continue to grow our overall customer base, while encouraging existing customers to take a broader set of products from us. By delivering on our plans and remaining focused on customers, we have the potential to build a larger, more durable business and create significant value for shareholders.

What Sky is about



Creating choice
We believe that bringing choice to more people is a fundamentally good thing. It's not just about more, it's about better.



Putting customers first
Building long-term relationships means putting customers first, understanding their needs and being responsive to what they say.



Fuelling passions
Our channels exist to fuel the passions of more than nine million families. To entertain, excite and inspire.



Pushing boundaries
Always moving forward and changing things for the better. Life-changing innovation, from the simplicity of Sky+ to the brilliance of HD.



Seeing the bigger picture
We've always been about the small screen, but we also see the bigger picture. We understand that a successful and sustainable business is a responsible business.



Making talent shine
Meeting our ambitions for customers and our business rests on the people at Sky. So we employ the best and make sure they can give their best.

Read on to find out more...

Creating choice

Sky began 20 years ago with a set of powerful ideas. The belief that bringing more choice to more people is a fundamentally good thing. The confidence that customers will respond to new opportunities and that competition drives up standards and quality for everyone.

We've invested billions and taken some big risks to bring this vision to life. It began with a wider choice of television channels, offering depth and breadth of programming in sport, movies, news, entertainment and much more. The range of content we offer has changed dramatically since then, and so has the way we deliver it.

It's easy to forget just how much has changed since Sky launched on 5 February 1989. For UK television viewers, life 20 years ago was very different. With a choice of four channels showing a limited range of programmes, it was little more than one size fits all. There were a handful of news bulletins at set times, the occasional film, a smattering of children's programming and every now and again some live sports coverage.

Today, there has been an explosion of choice in what we can watch. But it's not just about more, it's also about better. We strive to offer a more personal mix of distinctive programmes to satisfy every mood and occasion, and to suit individual tastes and interests.



Skellig, Sky1's magical adaptation of David Almond's award-winning book.



Creating choice

Audiences are responding

With over 500 channels on the Sky platform, there are services dedicated to genres as diverse as the arts, history, wildlife and religion. There are more movies, broadcast sooner after their theatrical release and without interruption. Sport is given the exposure and quality of coverage it had cried out for over many years. There are 16 dedicated news channels offering different perspectives on the world. And plenty more besides.

As well as a wider choice of what to watch, we've consistently pioneered more choice in how to watch. Innovations like Sky+ have used technology to give customers more control and flexibility, making it easy to fit the TV they love around their busy lives. Now we're leading the way with HD, bringing cinema-like picture and sound quality into the home.

Audiences have never had so much to choose from. And they've responded by leaving behind the limited opportunities of the past and embracing the richer choice that is now available. Almost half of all UK households now choose to subscribe to a pay TV service. That's quite an achievement after just 20 years. As the number of pay TV customers continues to rise steadily, they will soon become the majority. Few would have believed it possible back in 1989.

Things have changed within the industry as well. Whereas once television was dominated by a few broadcasters, today there is a large and successful multi-channel sector. Because our platform is open to all, our investments mean that every licensed broadcaster has the chance to reach an audience of millions. That in turn has created new opportunities for production companies and other suppliers.

We have built many long and successful partnerships with other channel providers to expand the range of programmes available to customers in genres such as documentaries and children's programmes. Sky has invested directly in some of the best-known channel brands, through a joint-venture portfolio that includes channels such as History, National Geographic Channel and Nickelodeon.

One in three homes

Today, more people than ever are choosing Sky for the choice, quality and value that we offer. We're already the choice of 9.4 million customers – more than one in three families in the UK and Ireland – and we see plenty of scope for further growth.

As entertainment and communications come together, we're bringing our challenger spirit to a much broader marketplace. Our expansion into communications services is helping to increase choice and bring down prices for millions of people, making Sky the fastest-growing broadband and home phone provider in the UK.



Freedom to explore

With so much choice now available, customers need the right tools to help them explore. Since the launch of Sky Digital in 1998, our Electronic Programme Guide (EPG) has let people find what they want easily and put parents in control of their family's viewing.

This year, we've built on the success of the original Sky Guide with the introduction of a new EPG exclusively for Sky+HD customers. Now it is even easier to find, watch and record the programmes you love, with enhanced programme listings and the ability to search for a favourite programme by title or genre.

In the future, the Sky+HD Guide will be the gateway to a huge choice of programmes for customers to watch on-demand, whenever they want.



More choice in HD movies

In October 2008, Sky Movies expanded the choice of movies in HD by launching six channels dedicated to genres such as drama, comedy and sci-fi. Customers can now enjoy more than 600 different movies a month on nine HD channels.

Just three years after launch, 2.2 million customers have joined Sky Broadband and 1.9 million have chosen one of our Sky Talk packages. As more and more people choose a single, trusted supplier for a variety of services, we see a big opportunity for continued growth.

We want to be the UK and Ireland's first choice for entertainment and communications. Because we never forget that Sky is a choice that people make, we will keep working to earn the loyalty of existing customers and to find more ways to reach out to new customers in the future.

That means we'll go on investing in the great choice of TV that customers love, innovating to enhance the viewing experience and helping customers to save money when they take more from us. By continuing to broaden the appeal of our products and services, we're well set to encourage more families to join Sky and to choose even more of our products.

To find out more information about Sky, visit our website:
www.sky.com/corporate


SKY NEWS HD





News for the HD age

Twenty years after becoming the first European 24-hour news channel, Sky News is again breaking new ground with a commitment to launch the first UK news channel in the stunning picture quality of high definition.

Sky News HD will launch in spring 2010 following an upgrade to studios, production facilities and bureaux in the UK and overseas. It will bring together first-class journalism with the sharpest picture quality to bring viewers even closer to domestic and international news.

The commitment to launch a dedicated HD channel follows the success of Sky News' first HD broadcast of Barack Obama's inauguration in January 2009, carried on the Sky Arts HD channel.

The spectacular images of this landmark event generated a strong response from viewers, further convincing Sky News that the time is right to build on its 20-year reputation for innovation and pioneering technology.

> "Sky News HD is an investment in the future of news, for the audiences of today and tomorrow. It is a vision that clearly defines Sky's strengths, passion and restless pursuit to be first and to be the best."

John Ryley, Head of Sky News

Putting customers first

The 9.4 million families who choose Sky are not just our viewers; they are also our customers. That distinction is more than a word to us. It's fundamental to the way we think and the way we operate.

It's very simple. If customers like what we do, they will reward us with their business. If they don't, they can choose to leave us. Our rates of customer loyalty and satisfaction are some of the best in the world, but we never forget that Sky is a choice. And we think that direct accountability to our customers makes us stronger as a result.

Because our business is based on a subscription model, we know that our future success relies on building long-term relationships. That means putting customers first, understanding what they want and being responsive to what they say.

What's more, people's preferences change over time. That's why we have to be prepared constantly to change as well, so that our business and products are always geared around the customer.



Our recent advertising campaign featured entomologist Sarah Beynon, highlighting customers' ability to build their own TV packages.



Putting customers first

Close to our customers

Unlike free-to-air broadcasters, we have a direct relationship with our customers and interact with them all the time. Each year we handle around 50 million telephone calls, while our field engineers visit four million homes a year. Each of these conversations can be a valuable source of insight and engagement, which helps us to keep growing over the long term.

To help maintain a relentless focus on customers, we've gone a step further by investing in a comprehensive programme designed to bring our people real insights about our customers. Known as Customer Closeness, the programme was originally designed for senior managers but was soon rolled out across the Company in order to embed customer insights even more widely. So far, almost 2,000 of our people have taken part in a wide variety of activities, such as participating in customer focus groups, spending a day with one of our field engineers or retail agents, and listening to our everyday telephone conversations with customers.

Insight from the Customer Closeness programme helps us to take a variety of business decisions. For example, when customers let us know how often they told their friends and family about the way Sky+ transforms the TV experience, we decided to build an entire advertising campaign around the theme of customer advocacy.

The campaign, which featured celebrities such as Sir Michael Parkinson and Kelly Brook talking about the difference Sky+ makes to their lives, is one of the reasons why Sky+ has grown so strongly to reach more than half of all our customers. Following its success, Sky was named the winner of the 'Best Customer Insight' category at the Marketing Society Awards for Excellence 2009.

Making Sky accessible

Responsiveness to customer needs is also what drives our approach to accessibility, developing a range of services to help disabled people get the best out of Sky. Since 2003, we have had a dedicated customer service team for disabled or vulnerable customers. Last year, we increased this team to over 100 people who now handle over 5,000 calls each week.

Our work on accessibility doesn't stop there. We've also developed an accessible remote control, which in May 2009 became the first UK product to be awarded Age OK accreditation from Help the Aged and Age Concern. On-screen, last year we again exceeded all requirements for subtitling, audio description and sign interpretation, and made a further commitment to increase audio description to 20% of programmes on most Sky channels. This is part of our broad commitment to putting customers first, just like our parental controls which help customers manage their family viewing and keep children safe online.



Variety Pack
Knowledge Pack

Great value every day

In a tougher economic environment, Sky's strong growth is a reflection of the great value offered by pay TV compared to other everyday choices. At £46, our top package costs less for a whole month than the price of taking the family out for a single meal. At the other end of the scale, you can choose a package of basic TV channels for as little as 54 pence a day.

Our move into home communications has allowed us to offer even more value. A Sky TV customer can save up to £190* a year by switching to Sky Broadband and Sky Talk as well. This everyday value has helped us to become the UK's fastest-growing broadband and home phone provider, and to win awards for customer satisfaction in surveys by USwitch and Broadband Choices.

16% of our customers now choose Sky for the combination of TV, phone and broadband, up from 11% last year. With millions of existing customers yet to switch, there is plenty of growth left to go for.

£190*

Potential saving from switching to Sky Broadband and Sky Talk

* Saving applies to existing Sky TV customers taking Sky Broadband Unlimited, Sky Talk Freetime and Sky Talk Line Rental compared to BT's equivalent products.

My Sky

Our one-stop portal, My Sky, makes it easy for customers to manage their account online. By logging on to My Sky, customers can view their bill, make a payment, and track an order. To help you get more out of your Sky subscription, My Sky can even search through thousands of programmes to provide a personalised, daily menu of TV picks based on your individual preferences, and allow you to set up a recording on your Sky+ box.



Simply great service

There is no bigger priority for us than delivering simply great service. From investing in systems to developing the skills of our people, we're always working to find ways to give customers the high quality of service that they expect.

That means empowering our people so that it's easy for customers to deal with us. We provide around 300,000 hours of training for our contact centre advisers each year, so they have the skills to resolve more of our customers' questions first time.

We're also making it easier for customers to find out information or get in contact with us in a wide variety of ways, such as online or via the red button on their remote control. Almost a third of upgrades by existing customers are now handled online.

Commitment to high-quality service takes effort and investment. In the last year, we have begun upgrading our telephone systems to help us answer calls more efficiently, opened a new contact centre in Leeds and expanded our workforce in response to strong demand for our products. As part of our push to accelerate take-up of Sky+HD, around 1,000 new jobs have been created in our service and installation teams to help get customers up and running as quickly as possible.

We know that we need to go on putting customers at the centre of what we do. And if we go on meeting their needs, their loyalty and trust will be the foundation of our future success.

To find out more information about Sky, visit our website: www.sky.com/corporate







Build your own TV package

Sky stands for the best choice of TV available and we believe in giving customers the flexibility to build a package to suit their own needs and interests. That's why we've organised our basic TV channels into six themed packs.

Ranging from kids to music, style and culture to knowledge, and news and events to variety, there is something for everyone. Our simple pricing structure starts at £16.50 a month, with each additional pack only £1 extra after that. Customers can further tailor their package needs by adding Sky Sports or Sky Movies, so they only ever pay for the TV they want.

500+

Television and radio channels

6

Six themed TV packs

Fuelling passions

We'll never forget the reason why millions of customers join Sky. Above all, they want to enter a world where they can enjoy entertainment on their own terms. Our channels exist to make sure that customers get the TV they love. Individual choice to satisfy every mood and occasion. To stimulate the imaginations and fuel the passions of more than nine million families.

Last year, we invested around £1.4 billion in programming for our own channels, more than any other commercial broadcaster. Of this, almost £1 billion is spent in the UK. What's more, our investment in content has increased steadily year-on-year, more than doubling over the past decade. In addition, we support channel partners such as UKTV, Discovery and National Geographic with further investment of more than £300 million a year.

At a time when some free-to-air broadcasters are cutting back their programme budgets, we are committed to continuing investment in differentiated content. This is fundamental to the way we intend to keep creating new reasons for people to subscribe. We know that we need to offer each and every one of those customers something that they really love but can't get enough of on free-to-air TV.



MESSI
10

SKY SPORTS

Barcelona win the UEFA Champions League after defeating Manchester United, live and in high definition on Sky Sports.


HENRY
XAVI
27

Fuelling passions

Range and quality

As the number of pay TV customers grows, so does the ability of pay broadcasters to invest in distinctive, high-quality content. So, in these more challenging times, the relative strength of pay TV is increasingly clear. While advertising comes under pressure, subscription revenues have continued to grow and this financial strength is supporting sustained investment in programming.

The early success of pay TV was anchored by a relatively narrow range of programmes, notably football and movies. But the diversity of programmes on pay TV has since broadened considerably to include more original entertainment, documentaries, the arts and a much greater breadth of sports coverage all year round.

Over time, we expect to see more opportunities to broaden our range of programmes still further. We're already stepping up our commitment in areas such as home-grown drama and the arts, where we now have four dedicated Sky Arts channels. We have a real appetite to do more. And with the superb picture and sound quality of HD, the Sky experience is better than ever.

Sport

Nothing compares to the real-life drama of live sport, and Sky Sports is famous for its dedication to bringing viewers the very best experience. More live events, more depth and breadth of coverage and an unparalleled commitment to the highest production standards. This year, viewers have enjoyed an epic season of events including the USA's victory over Europe in the 37th Ryder Cup at Valhalla, Andy Murray's debut in a Grand Slam final at the US Open tennis championship, and the British and Irish Lions' narrow defeat in their tour of South Africa. For football fans, a close finish to the 2008/09 Premier League season was followed by Barcelona's victory over Manchester United in the UEFA Champions League final. In the run-up to the 2009 Ashes series, our commitment to cricket has been as strong as ever, with an overseas England tour covered in HD for the first time, the ICC World Twenty20 and the World Cup victory of the England women's team.

Off-screen, we're equally committed to helping the growth of British sport and encouraging even more people to participate at all levels. Through financial investment, airtime and promotion, we've played a part in the great success story of British sport and there is much more to come. Our five-year partnership with British Cycling aims to get more people on their bikes for fun and fitness. And through the Sky Sports Living for Sport programme, we're working with the Youth Sport Trust to help motivate even more young people in secondary schools across the UK.

Entertainment

Sky1 goes from strength to strength with a bold and confident schedule packed with distinctive entertainment for the whole family. Ross Kemp's Return to Afghanistan won critical acclaim for its authentic picture of life on the frontline, while his follow-up In Search of Pirates brought to life more previously untold stories from around the world. Original UK drama went centre-stage with adaptations of David Almond's children's classic Skellig and Martina Cole's The Take, a gripping crime thriller described by The Times as "electrifying". Sky1 continued to deliver on



Sky and cricket: long-term partners

Sky Sports' coverage of the 2009 Ashes series is the latest chapter in a 20-year partnership with cricket. Since 1989, we've invested over £500 million in rights and production, helping to provide an unprecedented level of coverage of the domestic, international and women's games.

In 2008, there were 264 days of live cricket on Sky, including 43 Test matches, 48 One-Day internationals, 61 county matches, plus women's and under-19 games. And even amateur cricket, in the shape of the Club Twenty20 finals.

The quality, breadth and depth of our coverage has helped cricket to achieve record highs in attendance and participation – the latter up a quarter in each of the last two years alone.

And we're helping to nurture the next generation of talent by supporting the ECB's Coach Education Programme, which has already trained 13,000 cricket coaches.



A night at the opera

In a world first, Sky Arts took viewers behind the scenes at English National Opera with a live simulcast of Puccini's La bohème from London's Coliseum. Thanks to unprecedented access to all areas of the production, viewers could watch both the performance live on stage and all the backstage action, experiencing first hand how a major opera is staged.

> **A television first from Sky Arts ... magical.**

The Independent

its commitment to bring viewers the best of the US with the thrilling return of 24, a worldwide premiere of The Simpsons and the addition of the highly successful House to its line-up of US shows.

Movies

With more than 500 different movies a week across dedicated genre channels, Sky Movies makes it easy for customers to find the film to match their mood. There are at least five premieres a week on Sky Movies Premiere – a year before any other TV channel. And all movies are shown the way they were meant to be seen, uncut and ad-free. Now with nine channels dedicated to HD movies, Sky Movies is setting the pace in bringing customers an even richer experience.

Arts

Sky Arts exists to bring more of the arts to more people. It's not about winning ratings. It's about giving everyone the chance to enjoy the things they love. This year we doubled our arts output and we now have four Sky Arts channels, including two dedicated HD channels. With 36 hours of programmes a day, we offer everything from opera to classic rock, and a dedicated book show.

While other broadcasters have shown only a limited appetite for arts programming, we recognise just how many people are passionate about the arts. If we can feed their passion, it will help us to connect with more and more customers. And because we want to make the arts accessible to all, we have a commitment to supporting the arts off-screen as well, through partnerships with leading arts organisations like English National Ballet, the Hay Festival and Artichoke.

To find out more information about Sky, visit our website:
www.sky.com/corporate







Investing in UK drama

Sky1 is increasing investment in original UK drama as part of our broad commitment to distinctive, high-quality content. Following on from its BAFTA-winning success with adaptations of Terry Pratchett's Discworld novels, Sky1 has already brought to the screen the works of two other acclaimed authors this year.

In April, more than one million viewers watched the premiere screening of an adaption of David Almond's magical novel, Skellig. Three months later, Sky1 received critical acclaim for its gripping production of Martina Cole's crime thriller, The Take. Following on from these successes, the next productions in the pipeline are an adaptation of Chris Ryan's Strikeback and a third Terry Pratchett adaptation, Going Postal, starring Richard Coyle, David Suchet and Charles Dance.

Sky1's commitment to such a risky and costly genre has been surprising to some. But we have identified drama as a genre where we can expand our own offering and reach out to new audiences, meeting needs that are increasingly less well served elsewhere. Our goal is to provide customers with truly distinctive content, and to give people more reasons to subscribe.

"Skellig is beautifully brought to life ... a genuine family treat."

Mail on Sunday

Pushing boundaries

Customer expectations don't stand still, so neither do we. Ever since we launched 20 years ago, we've kept moving forward and pushing at boundaries.

We love trying to change things for the better. In fact, challenging the status quo is what put Sky on the map. Whether it's introducing more competition to TV, transforming the way sport and news are broadcast, giving people more of the movies they love or making broadband more affordable – we've always looked for ways to do things better for customers.

We've learned that continuous change and innovation helps us both to keep existing customers satisfied and to reach out to new customers. Each time we innovate, each time we broaden our product offering, we create a new reason for somebody to reappraise whether this might be the right time to join Sky.



Dancers from English National Ballet are filmed in 3D in the stunning surroundings of The Old Royal Naval College, Greenwich.



Pushing boundaries

The Sky+ effect

Sky+ is the perfect example of how innovation can unlock demand.

People have always loved great TV, but it didn't always fit in with their lives. Sky+ has changed all that, forever. Now you can record a whole series at the touch of a button. Play back a programme while recording two others at the same time. Go online or use your mobile phone to set up a recording from anywhere in the world.

The crucial factor is its absolute simplicity. Sky+ exists to make life easier, not harder, just like all technology should. And because it allows customers to get more out of their Sky subscription, it helps us to achieve high rates of satisfaction and loyalty.

So eight years after launch, Sky+ is growing faster than ever. At the last count, it is transforming the viewing experience in more than 5.5 million homes – more than half of all Sky customers. Its success has been driven above all by the people who use it telling their friends and family about the flexibility and convenience of being able to watch what you want, when you want.

The sheer scale of the Sky+ effect is extraordinary. At current levels of take-up, it represents around eight billion instances of timeshifting a year. And if the Sky+ planner was a television channel in its own right, it would be the most popular channel in Sky+ homes.

Sky Anytime is the latest enhancement to the Sky+ experience, automatically recording the pick of the week's TV and storing it ready to watch. It is already used in over one million homes each week, and its selection of top-quality movies is proving particularly popular.

Taking TV to the next level

Building on this success, we're pushing boundaries again with Sky+HD, our latest drive to ensure that our customers enjoy the best possible viewing experience. HD takes the TV experience to the next level, bringing entertainment to life with vibrant colour and superb quality sound.

Sky made an early commitment to HD at a time when many people questioned whether there was a need for it, or whether consumers would show any interest. As awareness and enthusiasm quickly gather pace, it is now clear to see that our early start has positioned us well to lead Britain and Ireland into the HD age.

With Sky+HD, we have created the best HD service by far. Eighteen months ago we had 13 HD channels. Now we have 33 channels spanning sport, movies, documentaries, entertainment, the arts and much more.





Sky Player

Sky Player, our online TV service, offers a range of leading channels to PC and Mac. It's a great way for us to give our existing satellite customers more flexibility about where and when they watch their TV.

It also helps us make our content more widely available. We know that some people prefer to watch TV online and we want to be able to cater to their needs. So, since December 2008, customers have been able to subscribe directly to Sky Player, without the need for a satellite dish or even a TV set.

From autumn 2009, we will go one step further by offering access to Sky Player through Microsoft's Xbox LIVE enabled Xbox 360 console, a UK first. For existing Sky customers who own an Xbox, it means that their games console will become another way to enjoy their favourite programmes.



Sky on the move

Our new applications for the Apple iPhone™ help customers to get the most out of Sky wherever they are. With our Remote Record application, customers can browse our programme listings and set a Sky+ recording for their favourite show even when they are away from home. And, as well as keeping up with the latest news, customers can use the Sky News iPhone app to send their own stories and pictures directly to Sky News as they happen.

Whether you're a fan of Hollywood movies, Test cricket, dramatic documentaries or operatic arias, you can enjoy your favourite programmes in stunning HD. And the range of programmes in HD will only grow from here.

This year, we decided to make HD accessible to even more people. With a new everyday low price of £49 for a Sky+HD box, around 1.3 million customers were enjoying Sky+HD by the end of June 2009. What's more, around 25% of those who had signed up in the previous six months were entirely new to Sky. As awareness grows still further, HD is shaping up to be the latest in a long line of new reasons for people to reconsider what Sky has to offer.

We'll encourage that process of reappraisal by continually making Sky+HD even better. That means adding more HD channels, eventually taking the total to 50 and beyond. It means using broadband connectivity to expand our Sky Anytime service, opening up a huge choice of on-demand content for customers to watch whenever they want. And it means using the Sky+HD box as a platform for innovation, exploring the potential for exciting new services such as 3D TV.

To find out more information about Sky, visit our website: **www.sky.com/corporate**





© Evening Standard



From HD to 3D

While HD is fast emerging as a new standard for TV, we're already working hard on the next thing to excite our customers. Our research and development is all about anticipating future trends, including the potential to turn HD into 3D TV.

Tests have proven that it is possible to enjoy a 'seeing is believing' 3D experience in the home by using our existing satellite platform and Sky+HD boxes. We began by filming a selection of sport and entertainment content in 3D and demonstrating playback from a standard Sky+HD box.

Then, to really test our capabilities, we successfully delivered the UK's first ever live 3D broadcast to a domestic TV, with a one-off Keane gig live from Abbey Road studios. The next step will be the commercial launch of a 3D channel in 2010.

3D has an exciting future. And we'll make sure our customers are among the first to enjoy it.

> **The 3D TV experience is, without doubt, the future of TV.**
>
> Evening Standard

Seeing the bigger picture

We've always been about the small screen, but we also see the bigger picture. We know how important it is to be a responsible business if we want to achieve sustainable success over the long term.

Trust is not a new phenomenon. It has always been a crucial building block for relationships, and that's as true for a company's relationship with its customers as for any other.

But the issue of trust in business is growing in importance. Customers have always expected companies to deliver great products, service and value and to behave in a responsible way. Increasingly, they also expect them to make a positive contribution to society and local communities, and take action on the issues that they care about.

At Sky, we understand this and we want to respond. We strive always to do the right thing in our day-to-day business. And we always try to behave fairly towards our customers, to support our employees' development and to forge positive partnerships with suppliers.

Over and above this, we focus on three areas that matter to our customers and where we believe Sky can make a real and positive contribution.

We help to create a healthy environment by playing our part to tackle climate change and inspiring customers to do the same. We increase participation in sport through our partnerships with leading sports bodies. And we bring more of the arts to more people on-screen, on stage and even in the streets.



sky ARTS HD

More than 8,000 people joined in to complete an artwork by doodle artist Jon Burgerman at the Hay Festival in 2008.



Seeing the bigger picture

Creating a healthy environment

We've been playing our part to tackle climate change for several years now. In the last four years alone, at a time when our business has grown considerably, we've reduced our carbon emissions by 16% across the Group. Now we're building Europe's most sustainable broadcasting facility and working with production companies to reduce the environmental impact of our programming.

This year, we've completed the roll-out of the world's first auto-standby feature for set-top boxes to every single active Sky box. We estimate this will save around £20 million on customers' energy bills and 90,000 tonnes of CO_2 each year – that's almost twice Sky's entire carbon footprint. In April 2009, we were awarded the Carbon Trust standard for companies taking real action to reduce their impact on climate change.

We can go even further by inspiring and helping our customers to make changes too, through our on-screen content, online resources and customer magazine. In April, for example, we celebrated Earth Day with environmental programming across nine channels, a 24-hour red button service for customers to donate to our environment partner, giving away over 30,000 Sky energy monitors, and helping our staff make their homes more energy efficient.

And, with our charity partner, Global Action Plan, we work to create ways to help the wider community to join in. This year, over 1,300 primary schools got involved in our Appetite for Action initiative, which aims to inform and inspire over one million pupils to reduce food waste.

Increasing participation in sport

As well as increasing the quantity, quality and depth of coverage on TV, Sky's investment in sport helps to provide funding from the elite to the grass roots, delivering much-needed improvements in facilities. We go even further and work with sports bodies to encourage even more people to get active.

For the past six years, we've worked closely with the Youth Sport Trust to develop the Sky Sports Living for Sport programme. So far, the initiative has used the power of sport to inspire and motivate 17,000 young people. This year, we opened up the programme to all secondary schools across the UK so even more young people can benefit.

In cricket, the ECB's Coach Education Programme has trained 13,000 cricket coaches with Sky's support, more than double the original target. In fact, there are now over 60 grassroots coaches for every professional cricketer in England and Wales. In October 2008, we extended our commitment to this programme for a further two years.

Whether it's on the screen or at the grassroots, we're proud to support British sport at all levels.

Bringing the arts to more people

Our third area of focus is opening up the arts to more people. We do this first through our Sky Arts channels, which this year doubled their output to 36 hours of arts programming a day. But it's not just about what we put on the small screen.





ARTS
ON



What the Dickens

Sky Arts at the Hay Festival

In our third year as broadcast sponsor of the UK's pre-eminent literary festival, we broadcast 36 hours of programmes from Hay-on-Wye. Sky Arts brought sessions from speakers such as Nicholas Stern and Stephen Fry into customers' living rooms, together with our own programmes Hay on Sky and What the Dickens?

3,000

Number of people joining us for filming in the Sky Arts studio at the Hay Festival



Sustainable broadcasting

We're investing in the future by developing Europe's most sustainable broadcast facility at our campus in west London. A new home for our sports channels, the building will use natural ventilation to cut its energy usage and further reduce its carbon footprint through onsite renewable energy generation. Salvaged and recycled construction materials are being used wherever possible, and rainwater will be harvested to flush toilets and irrigate green spaces.

We've been one of Britain's largest corporate supporters of the arts for some time, through our sponsorships of the Hay Festival, English National Ballet and English National Opera, a partnership which has seen us invest more than £5 million over six years.

To broaden that support even further, this year we committed to extend our 'Sky Arts At...' initiative to reach even more arts organisations across the UK. Working with organisations as diverse as the Mostly Mozart Festival, Dance Umbrella and the Royal National Theatre, we create behind-the-scenes documentaries to bring their work to millions of people online and on TV.

Also this year, we formed a partnership with Artichoke, the UK's leading public arts company, to bring more art to the streets. Our first project together is Antony Gormley's One and Other, in which Trafalgar Square's Fourth Plinth plays host to a different individual every hour of every day for 100 days. Sky Arts is streaming the event live online across the entire 100 days, as well as creating a weekly TV highlights programme.


SKY SPORTS
LONDON







Getting Britain cycling

Last summer, we joined up with British Cycling in a new five-year, multi-million pound partnership to support cycling in Britain.
At the elite level, we're supporting all forms of the competitive sport, from track and road racing to BMX and mountain-biking. And we want to inspire the nation by creating a new pro-cycling team with the aim of winning the Tour de France within five years.

We also set ourselves the goal of getting one million more people cycling regularly for fun and fitness through our new 'Skyride' programme.

In 2009, we're holding mass-participation city rides in Manchester, Glasgow, Leicester and London, and over 400 local community-led rides in the surrounding regions. We're also supporting schools through British Cycling's established 'Go Ride' initiative.

Visit www.sky.com/skyride to find out more.

"Our partnership with Sky is a once in a lifetime opportunity to transform cycling in this country."

Ian Drake, Chief Executive of British Cycling

To find out more, go online to read our Bigger Picture Review: www.sky.com/thebiggerpicture

Making talent shine

The people at Sky are critical to our ability to meet the needs of customers and achieve our goals as a business. We aim to create a culture of opportunity that encourages talented people to join us and helps them to aim high and give their best.

The capability within our organisation is developing all the time. As new opportunities emerge, the range of things we do as a business changes dramatically, as with the launch of products such as Sky Broadband and Sky Talk. Our business will continue to change in the future and, each time we rise to a new challenge, we will learn and grow stronger. In a competitive and fast-changing marketplace, we see this evolving capability as a source of advantage and an important foundation for sustainable success.

Because we know that our people are the key to our future success, making Sky a great place to work is one of our highest priorities. That means attracting the best people to work with us, supporting their development, and rewarding and recognising great performance.

We constantly challenge ourselves to do better for our customers: better products, better content, better service and better value. To help make that happen, we aim to foster a culture of collaboration and innovation where our people can create the future of Sky and realise their own potential.

SKY NEWS

Sky News presenter Jeremy Thompson prepares to broadcast live outside the Houses of Parliament, London.





Making talent shine

Talent development

Because we value the talent of all our 16,000 people, we have invested in making training and development accessible to everyone. Since September 2008, the Sky Development Studio has offered 24/7 online access to a wide range of learning resources for all our people, including courses, books, downloads and DVDs. There have been over 50,000 visits to the site since launch and around 10,000 e-learning courses have been downloaded so far. Right across the board, there are opportunities for our staff to refresh their skills and support their development.

We know that many of the future leaders of our business are already at Sky. To give them the right support, we've created a range of management programmes designed for people at all levels of the business, for example, the Sky Leadership Certificate and Diploma, accredited by the Chartered Management Institute, help managers to develop their skills in areas such as team building and change management.

To bring new talent into our business, we offer graduate training schemes in areas such as Finance, Technology and Marketing. Competition for places is intense, with over 2,500 applications for the 82 places on our 2009 intake. In our customer contact centres, our award-winning modern apprentice scheme gives 16- and 17-year-olds a great opportunity to learn in an exciting business, while working towards a nationally recognised qualification in customer services. This year we've launched a similar scheme for field engineers.

Recognising success

We're big believers in recognising the great work that our people do. As part of a comprehensive package, Sky people are properly rewarded with a pension plan, life cover and a healthcare scheme. To make sure they can enjoy the same experience as our customers, all our people get free Sky+, Sky Broadband and Sky Talk.

To celebrate our 20th anniversary this year, all permanent employees received an award of 100 free shares to vest in 2012, giving them a stake in the future success of the business. In further recognition of the role that our people have played in the Sky story, we launched long-service awards for employees who have been with us for more than 10 years. Around 2,000 people have benefited so far, and more will follow in years to come.

Joining in

We encourage our people to join in and play an active part in our efforts to make a positive contribution to the communities in which we live and work. As part of our commitment to help create a healthy environment, we work with a variety of partners to provide volunteering opportunities for teams and individuals.

Since 2006, our Broadcast Operations team has worked with local schools in Hounslow, near our campus in west London, to address environmental awareness in young people.





Sky Leadership Development Programme

We are constantly looking for future leaders among our people and we make sure we provide the right support to assist their development. With an intake of 50 participants this year, the Sky Leadership Development Programme is designed to provide high potential employees with a superb opportunity to gain a broader understanding of our business and to learn from industry leaders and thinkers from outside Sky.

Topics addressed during the 12-month programme include strategy, innovation, customer focus and talent development. On completing the programme, participants will have gained not only a deeper insight into our business and leadership practice, but a strong and enduring network of colleagues right across Sky.



Culture Connection

Our Culture Connection programme gives Sky people the opportunity to get involved in the arts, from singing in the Sky choir to workshops with English National Ballet.

As well as providing a fun and rewarding experience for our people, the partnership, known as Project Green Sky, has delivered real benefits to the community. Last year, it was awarded the Community Partner Award by Hounslow Education Business Partnership, which said, "The project makes a direct contribution to key aspects of schools' agendas ... Sky have been outstanding."

As well as managing our business' impact on the environment, we provide opportunities for our people to do the same. The EcoTeams programme run by our charity partner, Global Action Plan, encourages colleagues to get together to share tips and support each other to go green at work and at home. We also offer a range of incentives to help staff adopt a low-carbon lifestyle, from tax-free bike loans to cash-back on hybrid cars. They can also earn credits for positive actions like cycling to work, which can then be redeemed for rewards.

We believe strongly in the power of our people joining in. It's all about small actions that add up to big benefits, just like working with customers and suppliers to inspire action beyond our business. In July 2009, Business in the Community recognised our contribution to the community by awarding Sky its Community Mark Award.

To find out more information about Sky, visit our website: www.sky.com/corporate







Team Sky

Because great work deserves to be celebrated, our annual Team Sky awards seek out and reward the people and teams who believe in better, whatever they are doing.

Now in its fourth year, Team Sky allows all of our employees to nominate colleagues for their achievements, whether that's for giving customers great service, outstanding creativity or going the extra mile in any other way.

This year, a record total of almost 2,000 individuals and 350 teams received nominations. All received recognition for their work and around 400 people received prizes ranging from an HD camcorder to an international holiday.

2,000

Almost 2,000 people were nominated for a Team Sky award in 2008

Review of the year

This has been a year of strong growth. New customers are joining us at the fastest rate for five years and existing customers are taking more products from us than ever before. More than half of Sky customers now choose to control their viewing with Sky+, we have seen a huge response to our HD initiative and we continue to grow our share in broadband and telephony. The financial results for the year reflect both the strength of our business and our focus on operational efficiency and cost reduction, with 10% growth in adjusted retail subscription revenue, 4% growth in adjusted operating profit, 25% growth in free cash flow and 3% growth in adjusted EPS.

Total product sales



2m
1m
0m
Line rental
Telephony call package
Broadband
Sky+HD
Multiroom
Sky+
DTH
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2006
2007
2008
2009

Operational review

In the 12 months to 30 June 2009, we saw accelerated customer growth as consumers responded to the quality and value of Sky's services. Annual net customer additions were 462,000, 16% higher than the prior year, taking the total base to 9.442 million. Within this, new customer additions were 8% higher and churn for the year was slightly lower at 10.3%. A good performance in a tough environment.

At the same time, we have deepened our relationship in the home, with our customers taking more products from us than ever before. We achieved record gross product sales in the year, reflecting an increased appetite for bundled services. This resulted in a year-on-year increase in ARPU of £37 to £464, with growth in particular from increased take-up of HD, broadband and telephony.

Sky+ and high definition opportunity

The migration to high definition quality TV is a significant opportunity for our business. Around nine million households already have HD-ready TV screens and this is expected to reach almost 14 million by the end of the decade. There is growing penetration of HD-enabled devices such as Blu-ray players and game consoles, and content producers are embracing HD at a faster rate than ever before. As a result, we are seeing a dramatic shift in awareness of HD and more and more people are starting to regard HD quality as standard.

This year we announced plans to make high definition more accessible to everyone, setting a new everyday low price of £49 for a Sky+HD box from January 2009. Customers have responded in record numbers to our high quality and great value service. We have more than doubled the base of HD customers during the year to 1.3 million, adding 534,000 in the last six months alone. Behind this performance is our innovative Sky+ technology, the enhanced picture and sound quality of HD and an outstanding range of content from great brands, with 33 channels broadcasting over 13,000 hours of HD content every month.

Accelerated HD growth represents an attractive opportunity for our business. We invested around £130 million in the second half of our financial year, which was fully expensed as incurred, and these customers are already generating incremental run-rate revenue well in excess of £100 million. Excluding £15 million of fixed costs related to the creation of around 1,000 new jobs, the majority of cost is success driven and adding HD customers generates a significant and recurring revenue stream.

The success of Sky+HD has been a key driver of Sky+ in the year with 1.8 million Sky+ additions to reach 5.5 million. Importantly, Sky+ is not only contributing to improved loyalty among existing customers, it is also helping to attract new customers to Sky.

Broadband and telephony opportunity

We are making good progress against our priority to drive increased penetration of broadband and telephony customers and to improve returns. As a result, 16% of our customers now take all three of TV, broadband and talk, compared with 11% a year ago. We see considerable headroom for further growth given the quality and savings we can offer customers.

Throughout the year, we have maintained our position as the fastest-growing broadband and telephony provider, taking around 50% share of UK broadband net additions. At the same time we have maintained a high quality of service, reflected in consistent ranking at the top of industry awards.

462,000
Net Sky TV customer additions in 2009

10.3%
Churn for the year

£464
Average revenue per customer

16%

Customers taking all three of TV, broadband and talk


Sky+ HD Customers (000)
38
292
498
1,313
2006
2007
2008
2009

In the year, we added a further 575,000 Sky Broadband customers, taking the base to 2.2 million, and 609,000 Sky Talk customers, taking the base to 1.9 million. In addition, line rental customers increased by 765,000 to 917,000, further deepening our relationship in the home.

During the year, we also took steps to improve the returns on our investment in broadband, including driving higher penetration of telephony and a move to full unbundling. Fourth quarter losses were the lowest since launch, taking the full year operating loss to £129 million, down by £33 million year-on-year.

Progress on-screen

We know our customers value high-quality content and we have continued to strengthen our on-screen offering during the year. The range and quality of the content available on Sky has made a significant contribution to our strong operational performance. We have strengthened our sports and movie offerings and we have continued to broaden and deepen our arts and entertainment programming.

Sky1, our flagship entertainment channel, continues to expand its breadth and depth of content, both in terms of acquired programming and in-house commissions. Our line-up of programming continues to attract audiences, in both standard and high definition. This year saw the return of US favourites 24 and Lost and new acquisitions such as House and Fringe. We also continue to build on our commitment to original UK drama series, with critically acclaimed series such as Skellig and Martina Cole's The Take.

Sky Sports also had a strong year, broadcasting over 40,000 hours of sports programming across its five core channels. Customers have enjoyed the Premier League, the UEFA Champions League, the ICC World Twenty20 cricket tournament, US Open Tennis and US Open and US PGA golf and the British and Irish Lions' tour of South Africa; all live and in high definition. We have further strengthened our offering with key rights renewals including a new agreement with the England & Wales Cricket Board, a further four seasons of the Heineken Cup and the extension of our exclusively live coverage of golf's US Open. In football, we secured the rights to offer 115 live Premier League matches a season for three years from August 2010 and concluded new deals for the Coca-Cola League, Carling Cup and Scottish Cup.

Financial review

Our financial performance reflects the strength of our operational results together with our focus on efficiency and cost reduction. The combined growth in customers and ARPU drove strong annual growth in adjusted revenue of 7%, to surpass £5 billion for the first time. Adjusted operating profit for the year was up by 4% despite cyclical headwinds and the upfront costs of strong customer demand. Excluding the short-term impact of our investments in broadband, telephony and HD, the underlying operating profit this year was over £1 billion.

Adjusted earnings per share were 25.9 pence and after accounting for exceptional items, basic earnings per share were 14.9 pence. The full year dividend was 17.6 pence, an increase of 5% on the prior year, bringing cumulative growth in the dividend over the last three years to 44%.

Revenue

Adjusted Group revenue increased to £5,323 million (2008: £4,952 million), up 7% year-on-year, reflecting growth in customers and increased product penetration.

Retail subscription revenue, excluding exceptional items, increased by 10% to £4,148 million (2008: £3,769 million), reflecting strong take-up of paid-for products, in particular Sky+HD, broadband and talk. Reported retail subscription revenue of £4,184 million (and reported operating profit of £813 million) includes £36 million of additional revenue relating to amounts invoiced in prior years.

Wholesale subscription revenue increased by £25 million to £206 million (2008: £181 million) reflecting the return of our basic channels to Virgin Media's platform in November 2008. Advertising revenue was impacted by weakness in the broader market and fell by 6% to £308 million (2008: £328 million). This represents a good outperformance of the overall TV sector, which we estimate fell by 13% over the same period.

Installation, hardware and service revenue decreased by £41 million to £235 million (2008: £276 million). Higher volumes of premium box sales (Sky+ and Sky+HD) partially compensated for lower hardware prices, including our decision to reduce the price of Sky+HD box from January.

Sky Bet revenue was up 9% at £48 million (2008: £44 million) with a higher number of online customers offsetting the decline in TV betting.

Other revenue of £378 million (2008: £354 million) increased by 7%. The majority of this increase was attributable to Easynet with good success in new business and contract wins.

Direct costs

Direct programming costs increased by 2% to £1,750 million (2008: £1,713 million). Sports costs increased by £15 million to £944 million, reflecting a strong line-up including the Ryder Cup and the ICC World Twenty20 cricket tournament and other new agreements spanning boxing, rugby, tennis and motor sport, partially offset by lower football costs.

Movie costs were slightly lower year-on-year at £278 million (2008: £281 million) with the high quality and range of movies, offset by an overall reduction in the volume of titles and savings achieved through recent movie studio contract negotiations. Movie costs also included a £5 million charge as a result of a stronger US dollar. News and entertainment costs were flat at £205 million (2008: £205 million). Third party channel costs increased by £25 million to £323 million (2008: £298 million) partly due to our new carriage deal with Virgin Media together with our expanded HD offering.

10%

Adjusted retail subscription revenue growth

Direct network costs (classified in Transmission costs for statutory purposes) increased by 57% to £373 million (2008: £238 million) reflecting the 49% increase in telephony customers, 35% increase in broadband customers, a sixfold increase in line-rental customers and the launch of our 'New Line Provide' (NLP) service. NLP was launched in January and means for the first time we are able to offer new customers an end-to-end connection service for fixed line communications.

Other operating costs and operating profit

We continue to make good progress on cost efficiency, which has helped to offset cyclical headwinds and the higher upfront cost of meeting strong demand. Adjusted operating profit of £780 million increased by 4% and adjusted operating margin was 14.7% (reported: 15.2%).

Marketing costs increased by 22% to £907 million reflecting the strong demand for Sky+HD throughout the period and our decision to accelerate the take-up of the product through a lower retail box price. Subscriber acquisition cost was £308 reflecting the improvement in premium box mix, with around 90% of new customers in the second half of the financial year joining Sky with either a Sky+ or Sky+HD box, compared to 56% in the comparable period. Above the line marketing spend was slightly lower, with rate savings largely reinvested.

Subscriber management and supply chain costs decreased by £38 million to £662 million, despite an additional £18 million in costs as a result of the imposition of set-top-box customs duty and also the impact of a strong US dollar. We have been able to offset these headwinds and the accelerated demand for Sky+HD through rate savings in our supply chain by bringing more of our box manufacturing in-house, efficiencies in installation and more efficient customer service. Subscriber management costs included a bad-debt provision of £5 million in relation to monies owed by Setanta, which entered administration on 23 June 2009.

Transmission, technology and fixed network costs (excluding direct network costs – as detailed above) increased by 16% to £353 million (2008: £304 million). The increase was driven by a combination of growth in Easynet network costs and higher transponder and related costs, as a result of adding 15 additional high definition channels to our platform this year.

Administration costs (excluding exceptional costs) fell by £4 million to £498 million, reducing as a percentage of adjusted sales by 80 basis points. This performance is in line with our goal of holding the rate of growth in administration costs substantially below that of revenue growth and was achieved through a number of initiatives including lower travel, consultancy and IT costs.

Reported revenue of £5,359 million includes £396 million related to Sky Broadband and Sky Talk and £202 million related to Easynet. Reported operating profit of £813 million includes losses attributable to Sky Broadband and Talk of £129 million and a £26 million loss from Easynet.

Earnings

Reported profit before tax for the year of £456 million (2008: £60 million) includes the Group's share of joint ventures of £19 million (2008: £15 million), a net interest charge of £185 million (2008: £130 million) and the ITV impairment charge of £191 million (2008: £616 million). Net interest excluding exceptional charges was £161 million (2008: £133 million).

Taxation for the year was £197 million (2008: £187 million) and included the write-off of a deferred tax balance of £6 million. The full year adjusted effective tax rate was 29.5%.

Adjusted profit for the period was £451 million (2008: £439 million), generating adjusted basic earnings per share of 25.9 pence (2008: 25.1 pence). Reported profit for the period was £259 million (2008: loss of £127 million), generating basic earnings per share of 14.9 pence (2008: loss of 7.3 pence).

The issued share capital at the start and end of the period was 1,753 million shares of 50 pence. Over the entire period the weighted average number of shares excluding those held by the Employee Share Ownership Plan for the settlement of employee share awards was 1,740 million.

Distributions to shareholders

The Directors propose an increase of 5% in the full year dividend to 17.6 pence, bringing cumulative growth in the dividend over the last three years to 44%. The Directors continue to follow the stated policy of paying a progressive dividend with a payout ratio of around 40% of earnings over the medium term. The dividend in the current year is at a higher payout ratio of 68% of adjusted earnings, which reflects the impact of our investments in broadband, telephony and Sky+HD.

The ex-dividend date will be 21 October 2009 and, subject to shareholder approval at the Annual General Meeting to be held on 23 October 2009, the final dividend of 10.1 pence will be paid on 13 November 2009 to shareholders appearing on the register at the close of business on 23 October 2009.

Dividend per share (pence)



12.2
15.3
16.8
17.6
2006
2007
2008
2009

Cash flow and financial position

The financial position of the Group has further improved during the period. The Group generated EBITDA of £1,104 million (2008: £970 million). Cash from operations was up 21% to £1,205 million (2008: £997 million) benefiting from a strong performance in working capital with an inflow of £53 million (2008: outflow of £9 million). Following net interest payments of £170 million, tax payments of £178 million, capital expenditure of £400 million and a £17 million net receipt from joint ventures, free cash flow was £474 million.

Total capital expenditure for the year was £400 million, of which £92 million was related to the construction of our new on-site broadcast facility and £24 million related to the one-off purchase of a freehold for part of our existing site.

Strong cash flow generation during the year has reduced net debt by £107 million to £1,736 million (2008: £1,843 million). Cash and cash equivalents and short-term deposits were £901 million at 30 June 2009, of which £480 million has subsequently been used to redeem guaranteed notes maturing in July 2009. Following these repayments, the Group has no further bond redemptions until October 2015. On 19 June 2009, the Group entered into a £750 million forward starting credit facility available for drawing from 30 July 2010, when the Group's existing £1 billion facility expires. The new facility expires on 31 July 2012.

£1,736m

Net debt

£1,205m

Cash flow from operations

Exceptional items

In accordance with IAS 39 'Financial Instruments: Recognition and Measurement', the Group's investment in ITV is carried at fair value, which is determined with reference to its equity share price at the balance sheet date. In the current year, the Group recognised an impairment loss of £191 million (2008: £616 million). The impairment loss for the year was determined with reference to ITV's closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group's third fiscal quarter. At 26 June 2009, the last trading day of the Group's financial year, ITV's closing equity share price was 33.8 pence. Therefore, there was no further impairment in our fourth quarter as, in line with IFRS, the subsequent increase in the fair value of the ITV investment was recorded in the available-for-sale reserve directly in shareholders' reserves.

Subscription revenue of £4,184 million includes £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009. Administration costs included a £3 million charge relating to the costs from the Group's claim against EDS during the period (2008: £21 million), which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure.

Net interest included a charge of £24 million relating to remeasurement of all derivative financial instruments (not qualifying for hedge accounting) (2008: £3 million gain). Taxation for the period included the write-off of a deferred tax balance of £6 million, following the abolition of Industrial Building Allowances announced in the 2008 Finance Act.

Balance sheet

Non-current assets increased by £248 million to £2,632 million at 30 June 2009 principally due to a £189 million increase in non-current derivative financial assets due to mark-to-market movements on the derivative instruments, and a £119 million increase in property, plant and equipment and intangible assets. This has been offset by a £77 million decrease in available-for-sale investments, primarily due to the effect of the decrease in the equity share price of ITV.

Current assets increased by £239 million to £1,937 million at 30 June 2009, predominantly due to a £179 million increase in cash and cash equivalents and a £76 million increase in inventory. Cash and cash equivalents have increased following an increase in net cash generated from operating activities. Inventories have increased primarily as a result of the impact of the US dollar strengthening against pounds sterling on our US dollar-denominated programme inventory.

Current liabilities increased by £301 million to £2,194 million at 30 June 2009, predominantly due to a £198 million increase in trade and other payables and a £127 million increase in current borrowings. Trade and other payables increased primarily as a result of timing of third party payments. Current borrowings mainly increased following the reclassification from non-current borrowings in respect of the £100 million Guaranteed Notes and the remaining amounts payable for the US$650 million Guaranteed Notes, both repayable in July 2009, and the weakening of pounds sterling against the dollar on US dollar-denominated loans.

Non-current liabilities increased by £82 million to £2,439 million at 30 June 2009, primarily due to the issuance of US$600 million Guaranteed Notes in November 2008, repayable in November 2018, and the weakening of pounds sterling against the dollar on US dollar-denominated loans. This has been partially offset by the reclassification of the Guaranteed Notes and a £78 million decrease in non-current derivative financial liabilities due to mark-to-market movements on the derivative instruments.

Our performance

We have a clear strategy: to grow our customer base and to sell more products and services to our existing customers.

2009 was a strong year for Sky, with more customers rewarding us with more of their business than ever before. Financially, we delivered growth in revenue, operating profit, adjusted earnings per share and cash flow.

We have identified the key performance indicators that we use to assess how the Group is performing against its core strategic priorities. They include both operational and financial measures and are set out here.

Operational key performance indicators

Customer base (m)


2009
9.442
2008
8.980
2007
8.582

Our total customer base is a key determinant of the Group's value. Total customers are defined as the total number of residential and commercial direct-to-home (DTH) customers at the close of a given period. This number excludes subscribers to our channels through the cable platform.

Churn (%)


2009
10.3%
2008
10.4%
2007
12.4%

Churn is a good measure of customer satisfaction, which is a key driver of value for our business. It represents the number of DTH customers over a given period that terminated their subscription, expressed as a percentage of total average subscribers.

Sky+HD and Sky+ Penetration (%)


2009
16%
58%
2008
6%
41%
2007
28%
Sky+HD penetration
Sky+ penetration

Sky+ is our fully integrated personal video recorder and satellite decoder. Driving take-up of Sky+ by our customers is an important source of increasing customer satisfaction and loyalty. Building on the success of Sky+ is our high definition offering (Sky+HD), which has the added benefit of generating incremental revenue and profit. Sky+ penetration is defined as the percentage of customers viewing their TV through a Sky+ or Sky+HD set-top-box.

Customers taking each of TV, broadband and telephony (%)


2009
16%
2008
11%
2007
4%

The percentage of DTH customers taking each of TV, broadband and telephony is an important measure for our business, impacting ARPU and customer loyalty. This is calculated as the percentage of the total customer base taking any of our TV products and both a Sky Broadband and a Sky Talk product. These customers may also opt for our Sky Talk line rental product.

To find out more information about Sky, visit our website: www.sky.com/corporate

Financial key performance indicators

ARPU (£)



2009
464
2008
427
2007
412

Another key component of revenue growth is the Average Revenue Per User or 'ARPU'. ARPU is impacted by the type of subscription package taken by a customer, as well as the number of additional paid-for products. ARPU is calculated by taking the amount spent by the Group's residential subscribers (ex-VAT), divided by the average number of residential subscribers.

Adjusted Group revenue (£m)



2009
5,323
2008
4,952
2007
4,551

Adjusted Group revenue is a key measure of how the Group is delivering on its strategy to grow the customer base and sell more products to our existing customers. It also includes revenue from wholesale subscriptions, advertising on our wholly-owned channels, the provision of interactive betting and gaming, and installation, hardware and servicing. Group revenue is adjusted for any exceptional or one-off items to give a more meaningful comparison of the business over time.

Adjusted operating profit (£m)



2009
2008
752
2007
766

Adjusted operating profit is a key measure of the underlying business performance. This is the operating profit of the Group excluding any exceptional or one-off items.

Operating cash flow (£m)



2009
805
2008
658
2007
651

Operating cash flow is the cash flow generated from operations after the impact of capital expenditure.

Adjusted earnings per share (p)



2009
25.9
2008
25.1
2007
26.3

Adjusted earnings per share (EPS) provides a measure of shareholder return that is comparable over time. Adjusted EPS is defined as the profit for the year excluding remeasurement of all derivative financial instruments (not qualifying for hedge accounting), other exceptional items and related tax effects, divided by the weighted average number of basic shares.

Total shareholder return (%)



-25.7%
2009
2008
-4.9%
2007
15.5%
16.2%
FTSE100
Sky

Total shareholder return (TSR) represents the change in value of a share held for the 12 months to 30 June, assuming that dividends are reinvested to purchase additional shares at the closing price applicable on the ex-dividend date. The value of the share is based on the average share price over the three months prior to 30 June.

Board of Directors



James Murdoch (age 36)

Non-Executive Director and Chairman

James Murdoch was appointed as a Director of the Company on 13 February 2003 and as Chief Executive Officer (CEO) with effect from 4 November 2003. On 7 December 2007, he was appointed Non-Executive Chairman of the Company having relinquished the role of CEO. Mr Murdoch is Executive Chairman and CEO, Europe and Asia, at News Corporation and is a member of News Corporation's Board of Directors and Executive Committee. Between May 2000 and November 2003, he was Chairman and CEO of Star. Mr Murdoch was appointed a Non-Executive Director of GlaxoSmithKline plc in May 2009.



Jeremy Darroch (age 47)

Executive Director & Chief Executive Officer

Jeremy Darroch was appointed as Chief Financial Officer (CFO) and a Director of the Company on 16 August 2004. On 7 December 2007, Mr Darroch was appointed CEO of the Company and relinquished the role of CFO. Mr Darroch joined DSG International plc (DSG), formerly Dixons Group plc, in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to DSG, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe. Mr Darroch is a Non-Executive Director and the Chairman of the Audit Committee of Marks & Spencer Group plc.



David F. DeVoe (age 62)

Non-Executive Director

David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its CFO since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of NDS Group plc (NDS Group) since October 1996.



David Evans (age 69)

Independent Non-Executive Director

David Evans was appointed as a Director of the Company on 21 September 2001. Since October 2007, Mr Evans has been Chairman of Tucker Box Entertainment Pty Limited, a television and feature film production company. Mr Evans was previously President and CEO of Crown Media Holdings, Inc. and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. from January 1998.



Nicholas Ferguson (age 60)

Senior Independent Non-Executive Director
Remuneration Committee Chairman

Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and Senior Independent Non-Executive Director on 12 June 2007. Mr Ferguson is Chairman of SVG Capital plc, a publicly quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.



Andrew Griffith (age 38)

Executive Director & Chief Financial Officer

Andrew Griffith was appointed as CFO and a Director of the Company on 7 April 2008. Mr Griffith joined Sky in October 1999 and held a number of finance roles prior to his appointment as CFO. Mr Griffith previously worked at the investment bank Rothschild, where he advised a range of clients in the technology, media and telecommunications sectors. Mr Griffith is a member of the 100 Group of Finance Directors and the Institute of Chartered Accountants in England and Wales (ICAEW) and has a degree in law from Nottingham University.



Andrew Higginson (age 52)

Independent Non-Executive Director
Audit Committee Chairman

Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Chief Executive of Retailing Services and Group Strategy Director of Tesco plc (Tesco). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.



Allan Leighton (age 56)

Independent Non-Executive Director

Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992 and was appointed CEO in September 1996. In November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned from all of these positions in September 2000. Mr Leighton is currently Deputy Chairman of Selfridges & Co Ltd., George Weston Limited and Loblaws Companies Limited. Mr Leighton was Chairman of Bhs Limited until January 2008 and Chairman of The Royal Mail Group until March 2009.



Tom Mockridge (age 54)

Non-Executive Director

Tom Mockridge was appointed as a Director of the Company on 10 February 2009. Mr Mockridge is the CEO of Sky Italia and Chief Executive, European Television of News Corporation. Prior to joining Sky Italia, Mr Mockridge held various roles at Star Group Limited (Star) and was previously CEO of Foxtel, News Corporation's Pay-TV joint venture with Telstra.



Jacques Nasser (age 61) ◎

Independent Non-Executive Director

Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser is currently a Partner of One Equity Partners and serves on the Board of BHP Billiton and the International Advisory Board of Allianz A.G. Until January 2008, Mr Nasser served on the Board of Brambles Limited and Quintiles Transnational Corporation. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia.



Dame Gail Rebuck (age 57) ● ○

Independent Non-Executive Director
The Bigger Picture Committee Chairman

Dame Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Dame Gail is Chairman and CEO of The Random House Group Limited, one of the UK's leading trade publishing companies. Dame Gail is a Director of Skillset, a Trustee of the National Literacy Trust, and sits on the Council of the Royal College of Art. Dame Gail was awarded a CBE in the 2000 New Year's Honours List and was made a Dame in the 2009 Queen's Birthday Honours List. Dame Gail was also named 2009 Veuve Clicquot Business Woman of the Year.



Daniel Rimer (age 38)

Independent Non-Executive Director

Daniel Rimer was appointed as a Director of the Company on 7 April 2008. Mr Rimer is a General Partner of the venture capital firm Index Ventures Management Limited (Index Ventures) and established the firm's London office. He currently serves on a number of boards including Joost N.V., Oanda Corporation, Spot Runner Inc., FON Wireless Limited, Stardoll Inc. and Viagogo Limited. Prior to joining Index Ventures, Mr Rimer was a General Partner of The Barksdale Group and, previously, Managing Director of Hambrecht & Quist's (now JP Morgan) Equity Research Group.



Arthur Siskind (age 70) ◉

Non-Executive Director

Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind has been a member of the Bar of the State of New York since 1962.



Lord Wilson of Dinton (age 66) ◉ ●

Independent Non-Executive Director
Corporate Governance and Nominations Committee Chairman

Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. Lord Wilson retired from the Civil Service in 2002 after serving 36 years in a number of UK Government departments. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. In October 2006, he became Non-Executive Chairman of C. Hoare and Co, Bankers. From April 2003 until October 2007, Lord Wilson was a Non-Executive Director of Xansa plc. Lord Wilson was made a peer in November 2002.

Committee membership

- ○ Audit Committee
- ◎ Remuneration Committee
- ◉ Corporate Governance and Nominations Committee
- ● The Bigger Picture Committee

Summary Directors' report

Directors' report
A more detailed Directors' report is included in the Company's Annual Report which can be downloaded from the Company's corporate website at www.sky.com/corporate.

Dividends
The Directors recommend a final dividend for the year ended 30 June 2009 of 10.1 pence per ordinary share which, together with the interim dividend of 7.5 pence paid to shareholders on 21 April 2009, will make a total dividend for the year of 17.6 pence (2008: 16.75 pence). Subject to approval by shareholders at the Annual General Meeting (AGM), the final dividend will be paid on 13 November 2009 to shareholders appearing on the register at the close of business on 23 October 2009.

Share capital
On 29 July 2009, the following companies, or their subsidiary undertakings, held more than 3% of the Company's share capital:

News UK Nominees Limited (a subsidiary of News Corporation)	39.14%
Capital Research and Management Company	5.02%
Brandes Investment Partners L.P.	3.12%
The Capital Group Companies, Inc	3.10%
Legal & General Group plc	3.03%

Corporate governance
The Company is committed to maintaining high standards of corporate governance in its management of the affairs of the Group and when accounting to shareholders. The Company values its dialogue with both institutional and private investors. For the benefit of private investors, the Company produces this short form Annual Review which contains the information believed to be of most interest to them.

A more detailed corporate governance report is included in the Company's Annual Report which is available for download from the Company's corporate website at www.sky.com/corporate.

Charitable contributions and community and environmental activities
The Bigger Picture Review, which does not form part of the Annual Review, will be made available online in September 2009, and will provide further information on the Group's commitment to corporate responsibility, including community and environmental activities (see www.sky.com/thebiggerpicture). An overview of the Group's Bigger Picture approach, including community and environmental activities is also provided on pages 24 to 27.

Directors
The names and biographical details of the Directors of the Company are given on pages 38 and 39. At the Company's 2009 AGM, Tom Mockridge will offer himself for reappointment in accordance with the Company's Articles of Association. Nicholas Ferguson, Andrew Higginson, Jacques Nasser and Dame Gail Rebuck retire from the Board by rotation, and being eligible, offer themselves for reappointment at this AGM. David DeVoe, Allan Leighton and Arthur Siskind are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than nine years.

Annual General Meeting
The notice convening the AGM, to be held at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on 23 October 2009 at 11.00am, is available for download from the Company's corporate website at www.sky.com/corporate

By order of the Board,
Dave Gormley
Company Secretary
29 July 2009

Summary report on Directors' remuneration

1. Remuneration Committee

1.1 Role of the Remuneration Committee and terms of reference

The Remuneration Committee (the Committee) is responsible for recommendations to the Board regarding:

- the design and implementation of incentive compensation arrangements including share-based schemes;
- remuneration packages for Executive Directors of the Company, including basic salary, performance-based bonus and long-term incentives, pensions and other benefits;
- the Company's policy on remuneration for Board Directors and other senior executives of the Group who report directly to the CEO. In the latter case, decisions shall be recommended to the Committee by the CEO; and
- any payments or benefits offered to employees in excess of £250,000 which do not form part of an employee's expected remuneration or benefits require the approval of the Committee.

The full terms of reference for the Committee are available on the Company's corporate website.

1.2 Membership of the Committee

During the year ended 30 June 2009, the Committee met five times and was comprised of the following Independent Non-Executive Directors:

Members

- David Evans
- Nicholas Ferguson (Chairman)
- Jacques Nasser

2. Advisors

Hewitt New Bridge Street (HNBS) act as the advisors to the Committee. HNBS advises on all aspects of senior executive remuneration and has no other connection with the Company other than in the provision of advice on executive and employee remuneration. Previously the Committee engaged the services of a lead adviser, Patterson Associates LLP, and a support adviser, HNBS.

The CEO and the Director for People also provide information to the Committee on remuneration but not in respect of their own remuneration. The Committee was supported by the Company Secretary, the finance and the human resources functions. No executive was present when matters affecting his remuneration were considered.

From time to time, the Company holds consultation meetings with a range of institutional investors, concerning aspects of the Committee's policy, and has taken their advice into account in arriving at remuneration decisions.

3. Remuneration policy overview

The Committee's reward policy aligns Executive Directors' remuneration with shareholders' interests.

- Total remuneration is heavily geared towards paying for performance. If targets are not met a large amount of pay is at risk. The mix of fixed to variable pay remains one of the lowest in the FTSE 100.
- Pay is competitive if BSkyB's stretching targets are delivered.
- Pensions are provided through a defined contribution plan. The Company pension contribution rates for senior executives are well below market norms.
- Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and senior executives. The Company uses a subset of the FTSE 100 as its benchmark.

4. Elements of Executive Director and senior management pay

4.1 Remuneration mix

		Performance period	Conditions
Fixed pay			
Basic salary (see section 4.2)	Reflects the market value of the position, as well as the skills and experience of the incumbent	Salaries reviewed annually	Any increases are reviewed in accordance with market benchmarking and only if individual performance merits an increase
Pension and other benefits (see sections 4.3 and 4.4)	At below market norms	Not applicable	Not applicable
Variable pay			
Annual cash bonus (see section 4.5)	Payable against achievement of short-term objectives set during the year	1 year	Targets set by the Committee for • Operating profit • Free cash flow • Customer growth
Long-term Incentive Plan (LTIP) award (see section 4.6)	Payable against achievement of stretching long-term objectives	3 years	30% subject to TSR performance vs. the FTSE 100 over three years 70% subject to three-year targets • EPS • Operating cash flow • Revenue growth
Co-Investment LTIP award (see section 4.6)	Only operates if employee invests own money to buy shares. Company matches shares with an LTIP award which vests after three years if performance conditions are met	3 years	The investment will be matched by up to a maximum of 1.5 shares for every one invested, subject to a three-year EPS performance condition. The investment eligible for matching awards will be limited to an amount equivalent to 50% of individual's annual bonus

Summary report on Directors' remuneration
Continued

Remuneration mix
The charts below show the relative weight of the elements making up the remuneration mix.

Target remuneration
Average of Executive Directors


LTIP
Fixed Pay
Target Bonus

Maximum remuneration
Average of Executive Directors


LTIP
Fixed Pay
Maximum Bonus

Notes to charts:

- Target performance assumes target annual bonus and threshold vesting under the LTIP.
- Maximum performance assumes maximum annual bonus and maximum vesting under the LTIP.
- The LTIP assumes maximum investment into the co-investment element.
- The LTIP ignores share price growth.

Fixed pay
Fixed pay is set below market norms for Executive Directors, reflecting the Company's policy to reward executives for the performance of the Group. Following the salary increases awarded on 1 July 2009 the Executive Directors' fixed pay is in the lower quartile of the comparator benchmark data.

4.2 Basic salary
Basic salaries for Executive Directors and Senior Executives are determined by the Committee by benchmarking data from external sources relative to industry sectors/companies of a similar size. The Committee also assesses pay and employment conditions of employees in the Company and of other undertakings within the Company when determining executives' remuneration.

Executive Directors' salaries are set below market levels. The Committee decided not to award significant increases this year due to current market circumstances. However, it continues to be the Committee's intention to move salaries to market levels over time.

The Committee has reviewed salary levels for 2009, and awarded Jeremy Darroch an increase of 5% to £866,250 and Andrew Griffith an increase of 5% to £525,000 from 1 July 2009.

4.3 Pensions
The Group provides pensions to eligible employees through a single pension plan, the BSkyB Pension Plan (Pension Plan), which is a defined contribution plan. There are no enhanced arrangements for Executive Directors and the Group has no legacy defined benefit plans.

Executive Directors contribute 4% of pensionable salary (basic salary less the pension offset) into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.

The Plan has income protection of up to two-thirds salary, or £300,000 and insured death in service of up to one-third salary, which can be taken entirely as pension, 50% lump sum and 50% pension or entirely as a lump sum, subject to the lifetime allowance.

4.4 Other benefits
Executive Directors are entitled to use of a company car and, along with all employees, life assurance cover equal to two times base salary, increased to four times base salary if they become members of the Pension Plan, and private medical insurance.

Variable pay
Performance-related elements of pay represent a higher proportion of remuneration than market norms. This, combined with the fact that the Company's pension arrangements for Executive Directors are considerably less generous than those found at comparable companies, means that a large amount of pay is at risk. Pay is competitive only if the Company's stretching targets are delivered.

4.5 Annual bonus

For the CEO, the maximum bonus that may be awarded is 200% of salary, while for the CFO, the maximum bonus that may be awarded is 125% of salary, and for on-target performance he would receive 100% of salary.

Performance during the year ended 30 June 2009 was very strong across the board and exceeded each of the targets for operating profit, free cash flow and DTH customer growth.

The CEO and CFO were awarded the following bonus payments:

	Bonus amount (£)	As a % of salary
Jeremy Darroch	1,485,000	180%
Andrew Griffith	548,500	113%

For the year ending 30 June 2010, the operational measures that will govern bonus payouts will again be: operating profit, free cash flow, and DTH customer growth.

The Committee retains the discretion to adjust payouts (up and down), as an exception, if they feel that an important aspect of performance has not been reflected.

4.6 LTIP

The Company operates an LTIP for Executive Directors and Senior Executives. Awards are:

- subject to stretching performance and TSR measures;
- made to any employee or full-time Executive Director of the Group at the discretion of the Committee;
- normally made as a nil priced option;
- not transferable or pensionable;
- made over a number of shares in the Company, determined by the Committee; and
- are usually satisfied using shares purchased by the Company in the market.

The Committee believes that conditional (performance) share awards continue to be the best long-term incentive vehicle for Executive Directors and Senior Executives. The Committee approved the facility to award matching shares through the LTIP (Co-Investment awards) during the year. The Committee believes that the introduction of the Co-Investment facility will further align executives with shareholders by promoting the ownership of shares within the executive population. Awards will first be granted following the payment of the 2008/09 annual bonus and it is intended to be operated annually thereafter.

Design of LTIP plan

(i) LTIP award

Grants are made every year but vesting occurs biennially. In the first year, an executive may be granted an award of shares that vests at the end of the three-year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to normally no more than 100% of the year one award can be made. This award vests at the same time as the first award. The grant is made in terms of a number of shares (as opposed to a monetary value) and therefore values in relation to salary may vary with share price movements.

(ii) Co-Investment LTIP award

Executives who participate in the plan will be granted a conditional award of BSkyB shares based on the amount they have invested in the Group. These matching shares will vest three years later only if three-year EPS targets are met, up to a maximum of 1½ shares for every share invested. The investment eligible for matching awards will be limited to an amount equivalent to 50% of the individual's annual bonus.

How the LTIP operates

Performance conditions for LTIP

The Committee reviews the performance conditions for the LTIP from time to time to ensure that they remain appropriate. It is currently expected that these will be similar to those currently used.

(i) Vesting of LTIP awards

The awards vest, in full or in part, dependent on points gained for satisfying performance targets measured over three years. Performance targets are calibrated to ensure the achievement of Sky's stretching long-term goals, and the cumulative total points achieved governs vesting.

Vesting of 70% of the award is dependent on operational measures, while 30% is governed by TSR performance. The specifics of the measures and targets are as follows:

i) 70% based on operational targets

The Committee reviewed the performance conditions prior to making awards in July 2008 and concluded that the operational performance conditions should be amended. Previously awards were subject to EPS, free cash flow per share (FCF) and DTH customer growth. For awards made in late 2008, and for awards to be made in 2009, (i.e. awards which will vest in 2011) it was decided that the operational performance conditions should be subject to EPS, operating cash flow and revenue growth. It was decided to replace FCF with operating cash flow as it encourages the conversion of profit into cash flow and gives a better indication of the underlying health of the business than FCF. Revenue growth has replaced DTH growth to recognise the growth opportunity or the contribution existing customers make to the financial performance, through the number of different products now offered by the Company.

Summary report on Directors' remuneration
Continued

Points are awarded for performance on three operational measures as follows:

Conditions for awards vesting in 2009

Performance conditions					
EPS growth		FCF		DTH customer growth	
Performance achieved	Points awarded	Performance achieved (% of target)	Points awarded	Performance achieved (% of target)	Points awarded
RPI + 8% pa	10	105% or more	10	105% or more	10
RPI +7% pa	8	100%	8	100%	8
RPI +6% pa	6	95%	6	95%	6
RPI +5% pa	4	90%	4	90%	4
RPI +4% pa	2	85%	2	85%	2
RPI +3% pa	1	75%	1	75%	1
Less than RPI + 3% pa	0	Less than 75%	0	Less than 75%	0

Actual points awarded		
EPS growth	FCF	DTH customer growth
Actual points awarded	Actual points awarded	Actual points awarded
4.34	10.00	9.29

The number of points awarded exceeded 21; therefore, 100% of the operational portion of the LTIP vested in accordance with the table below.

Conditions for vesting of awards in 2011

Performance conditions					
EPS growth		Operating cash flow		Revenue growth	
Performance achieved	Points awarded	Performance achieved (% of target)	Points awarded	Performance achieved (% of target)	Points awarded
RPI + 8% pa	10	105% or more	10	105% or more	10
RPI +7% pa	8	100%	8	100%	8
RPI +6% pa	6	95%	6	95%	6
RPI +5% pa	4	90%	4	90%	4
RPI +4% pa	2	85%	2	85%	2
RPI +3% pa	1	75%	1	75%	1
Less than RPI + 3% pa	0	Less than 75%	0	Less than 75%	0

The total number of points awarded governs the extent of vesting of the operational portion, according to a straight-line vesting schedule:

	Resulting vesting	
Total points achieved	% of overall operational proportion	% of overall award
Less than 1	0%	0%
1	10%	7%
1–21	10% – 100% on a straight-line basis	7% – 70% on a straight-line basis
21 or more	100%	70%

ii) 30% based on TSR performance (awards vesting in 2009 and 2011)

The Company's TSR performance is measured relative to the constituents of the FTSE 100. If the Company's TSR performance is below median, the TSR element of the award lapses with no vesting. For median performance, one-third of the TSR portion of the award vests. For performance in the upper quartile, the whole TSR portion of the award vests. For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:

TSR vesting schedule


Payout
(% of grant)
Below Median
Final TSR rank (%)
Payout

TSR calculations are conducted independently by HNBS, employing a methodology which averages share prices over three months prior to grants and the three months prior to the end of the three-year performance period.

(ii) Co-investment LTIP award

Awards are subject to EPS growth targets. EPS growth of RPI +3% p.a. is required for vesting at target (1x match) with growth of RPI +6% for maximum (1½ x match), straight-line vesting will apply for achievement levels between 3% and 6%.

5. Other share plans

5.1 Management Long-Term Incentive Plan (Management LTIP)

The Company also operates a Management LTIP, which has replaced options granted under the Executive Share Option Scheme. Selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. Awards under this scheme are made at the discretion of the CEO. To date, the Management LTIP has mirrored the LTIP for Senior Executives and Executive Directors, with the same performance conditions.

5.2 Sharesave Scheme

The Sharesave Scheme is open to all UK and Irish employees. Options are normally exercisable after either three or five years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year-end results. Jeremy Darroch and Andrew Griffith each have options granted under the Sharesave Scheme.

5.3 20 Year Award Plan

The Company is celebrating its 20th Anniversary in 2009 and in February marked the occasion with a conditional award of 100 shares to each of the 15,000 permanent employees. These shares will be delivered in three years' time to recognise the loyalty of those still employed. They are not subject to any further performance condition other than continued employment. As permanent employees and Executive Directors of the Company, Jeremy Darroch and Andrew Griffith were each awarded an option over 100 shares under the Plan.

5.4 Executive Share Option Schemes (Executive Schemes)

The Company has in place Approved and Unapproved Executive Share Option Schemes under Her Majesty's Revenue & Customs (HMRC) guidelines. Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. Andrew Griffith was granted awards under the Executive Scheme prior to his appointment as an Executive Director. No options have been granted since 2004.

6. Service agreements

Policy

The Committee's stated policy is that Executive Directors' service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case-by-case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director's total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

The Company recognises executive directors may be invited to become non-executive directors of other companies and that their appointments can broaden their knowledge and experience to the benefits of the Company. The individual Director retains the fee.

Jeremy Darroch is a Non-Executive Director of Marks & Spencer Group plc and retained fees for this appointment of £73,000 for the year ended 30 June 2009.

7. Non-Executive Directors

There has been a 5% increase in the basic fees payable to the Non-Executive Directors and the Chairman set by the Board of Directors for the financial year ending 30 June 2010; basic fees are £52,500 (2009: £50,000). Furthermore, the Non-Executive Directors will be paid an additional £10,000 (2009: £10,000) per annum each for membership of the Audit Committee, the Remuneration Committee, the Corporate Governance and Nominations Committee and The Bigger Picture Committee. The Chairman and the Chairmen of the Audit Committee, the Remuneration Committee, the Corporate Governance and Nominations Committee and The Bigger Picture Committee each receives an additional £25,000 per annum (2009: £25,000). Finally, the Senior Independent Director will receive an additional fee of £20,000 per annum (2009: £15,000). Each Non-Executive Director is engaged by the Company for an initial term of three years. Reappointment for a further term is not automatic, but may be mutually agreed.

8. Share interests

The interests of the Directors in the ordinary share capital of the Company during the year were:

	At 30 June 2009	At 30 June 2008
Jeremy Darroch	60,000	60,000
David Evans	16,000(i)	16,000(i)
Nicholas Ferguson	10,000	10,000
Andrew Griffith	5,000	–
Andrew Higginson	2,248	2,160
Lord Wilson of Dinton	486	486

This table is audited

(i) Held in the form of 4,000 ADSs, one ADS is equivalent to four ordinary shares.

Except as disclosed in this summary report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2009 and 29 July 2009.

During the year ended 30 June 2009, the share price traded within the range of 329.0 pence to 502.5 pence per share. The middle-market closing price on 26 June 2009, the last trading day of the financial year, was 449.5 pence.

Summary report on Directors' remuneration
Continued

9. Performance graph
The graph opposite shows the Company's performance measured by TSR in the five years to 30 June 2009. This graph shows the growth in the value of a hypothetical £100 holding in the Company's ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market indices for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company's long-term incentive plans.

Breakdown of shareholder return from 1 July 2004 to 30 June 2009



BSkyB
FTSE 100
FTSE 350 Media
NYSE TMT
180
160
140
120
£ 100
80
60
40
20
0
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09

Source: Thomson Financial & NYSE

10. Directors' remuneration
The emoluments of the Directors for the year are shown below:

	Salary and fees £	Bonus scheme £	Benefits £	Total emoluments before pension 2009 £	Pensions £	Total emoluments including pension 2009 £	Total emoluments including pension 2008 £
Executive							
Jeremy Darroch[(i)]	825,000	1,485,000	10,164	2,320,164	16,406	2,336,570	1,962,050
Andrew Griffith[(ii)]	487,500	548,500	12,129	1,048,129	9,906	1,058,035	567,504
Non-Executive							
James Murdoch[(iii)]	75,000	–	–	75,000	–	75,000	1,357,475
David F. DeVoe	50,000	–	–	50,000	–	50,000	50,000
David Evans	60,000	–	–	60,000	–	60,000	60,000
Nicholas Ferguson	110,000	–	–	110,000	–	110,000	104,603
Andrew Higginson	60,000	–	–	60,000	–	60,000	60,000
Allan Leighton	85,000	–	–	85,000	–	85,000	85,000
Tom Mockridge[(iv)]	21,875	–	–	21,875	–	21,875	–
Jacques Nasser	60,000	–	–	60,000	–	60,000	60,000
Dame Gail Rebuck	60,000	–	–	60,000	–	60,000	60,000
Daniel Rimer[(v)]	50,000	–	–	50,000	–	50,000	11,795
Arthur Siskind	60,000	–	–	60,000	–	60,000	60,000
Lord Wilson of Dinton	85,000	–	–	85,000	–	85,000	85,000
Former Directors							
Chase Carey[(vi)]	30,512	–	–	30,512	–	30,512	50,000
Rupert Murdoch[(vii)]	–	–	–	–	–	–	32,404
Lord Rothschild[(viii)]	17,500	–	–	17,500	–	17,500	68,629
Total emoluments	2,137,387	2,033,500	22,293	4,193,180	26,312	4,219,492	4,674,460

This table is audited

Notes:

(i) Jeremy Darroch, appointed CEO on 7 December 2007, received a salary of £825,000 from 1 July 2008 (£750,000 following his appointment as CEO).

(ii) Andrew Griffith, appointed CFO on 7 April 2008, received a salary of £475,000 from 1 July 2008 (£450,000 following his appointment as CFO). Following an interim review to take account of his performance, the previous CFO's salary and below market benchmark position, this was increased to £500,000 from 1 January 2009.

(iii) James Murdoch received a salary of £1,045,000 per annum up to 6 December 2007, which was reduced to £75,000 per annum on 7 December 2007 following his appointment as Chairman.

(iv) Tom Mockridge was appointed as a Director of the Company on 10 February 2009.

(v) Daniel Rimer was appointed as a Director of the Company on 7 April 2008.

(vi) Chase Carey resigned as a Director of the Company on 10 February 2009.

(vii) Rupert Murdoch resigned as a Director of the Company on 6 December 2007.

(viii) Lord Rothschild resigned as a Director of the Company on 26 September 2008.

11. LTIP

Details of all outstanding awards held under the LTIP are shown below:

Name of Director	Number of shares under award: At 30 June 2008	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2009	Exercise price	Market price at date of exercise	Date of award	Date from which exercisable	Expiry date
James Murdoch	550,000	–	–	–	550,000[i]	n/a	n/a	03.08.06	03.08.09	03.08.10
	550,000	–	–	–	550,000[i]	n/a	n/a	30.07.07	03.08.09	03.08.10
Jeremy Darroch	290,000	–	–	–	290,000	n/a	n/a	03.08.06	03.08.09	03.08.10
	290,000	–	–	–	290,000	n/a	n/a	30.07.07	03.08.09	03.08.10
	295,000	–	–	–	295,000	n/a	n/a	06.02.08	03.08.09	03.08.10
	–	600,000	–	–	600,000	n/a	n/a	31.07.08	31.07.11	31.07.12
Andrew Griffith	100,000[ii]	–	–	–	100,000	n/a	n/a	03.08.06	03.08.09	03.08.10
	50,000[ii]	–	–	–	50,000	n/a	n/a	30.05.07	03.08.09	03.08.10
	125,000[ii]	–	–	–	125,000	n/a	n/a	30.07.07	03.08.09	03.08.10
	125,000	–	–	–	125,000	n/a	n/a	30.04.08	03.08.09	03.08.10
	–	320,000	–	–	320,000	n/a	n/a	31.07.08	31.07.11	31.07.12

This table is audited

Notes: The aggregate amount received by the Directors under the LTIP was nil (2008: £5,636,562).

(i) These options remain exercisable to the fullest extent subject to the achievement of the performance conditions, the Company may elect to pay cash.

(ii) These awards were made under the Company's Management LTIP plan, prior to Andrew Griffith's appointment as a Director of the Company on 7 April 2008.

Signed on behalf of the Board
Nicholas Ferguson
Remuneration Committee Chairman
29 July 2009

Summary financial statement

Summary Consolidated Income Statement

for the year ended 30 June 2009

	2009 £m	2008 £m
Revenue	5,359	4,952
Operating expense	(4,546)	(4,228)
Operating profit	813	724
Share of results of joint ventures and associates	19	15
Investment income	35	47
Finance costs	(220)	(177)
Profit on disposal of joint venture	–	67
Impairment of available-for-sale investment	(191)	(616)
Profit before tax	456	60
Taxation	(197)	(187)
Profit (loss) for the year attributable to equity shareholders of the parent company	259	(127)
Earnings (loss) per share from profit (loss) for the year (in pence)		
Basic	14.9p	(7.3p)
Diluted	14.8p	(7.3p)
Adjusted earnings per share from adjusted profit for the year (in pence)		
Basic	25.9p	25.1p
Diluted	25.7p	25.0p
Dividends per share (in pence)		
Final – paid in respect of prior year	9.625p	8.900p
Interim paid	7.500p	7.125p
Final – proposed for approval at the 2009 AGM	10.100p	-

Summary Consolidated Statement of Recognised Income and Expense

for the year ended 30 June 2009

	2009 £m	2008 £m
Profit (loss) for the year attributable to equity shareholders of the parent company	259	(127)
Net profit (loss) recognised directly in equity		
Gain (loss) on available-for-sale investments	96	(192)
Gain on cash flow hedges	377	43
Tax on cash flow hedges	(105)	(13)
Exchange differences on translation of foreign operations	19	4
	387	(158)
Amounts reclassified and reported in the income statement		
Cash flow hedges	(351)	2
Tax on cash flow hedges	98	–
Transfer to profit (loss) on impairment of available-for-sale investment	–	343
	(253)	345
Net profit recognised directly in equity	134	187
Total recognised income and expense for the year	393	60

Summary Consolidated Balance Sheet

as at 30 June 2009

	2009 £m	2008 £m
Non-current assets		
Goodwill	852	852
Intangible assets	345	303
Property, plant and equipment	799	722
Investments in joint ventures and associates	135	114
Available-for-sale investments	261	338
Deferred tax assets	17	23
Trade and other receivables	21	19
Derivative financial assets	202	13
	2,632	2,384
Current assets		
Inventories	386	310
Trade and other receivables	613	566
Short-term deposits	90	185
Cash and cash equivalents	811	632
Derivative financial assets	37	5
	1,937	1,698
Total assets	4,569	4,082
Current liabilities		
Borrowings	465	338
Trade and other payables	1,492	1,294
Current tax liabilities	173	151
Provisions	18	27
Derivative financial liabilities	46	83
	2,194	1,893
Non-current liabilities		
Borrowings	2,279	2,108
Trade and other payables	66	67
Provisions	12	22
Derivative financial liabilities	82	160
	2,439	2,357
Total liabilities	4,633	4,250
Share capital	876	876
Share premium	1,437	1,437
Reserves	(2,377)	(2,481)
Deficit attributable to equity shareholders of the parent company	(64)	(168)
Total liabilities and shareholders' deficit	4,569	4,082

This summary financial statement has been approved by the Board of Directors on 29 July 2009 and was signed on its behalf by:

Jeremy Darroch — Chief Executive Officer
Andrew Griffith — Chief Financial Officer

Summary financial statement

Continued

Summary Consolidated Cash Flow Statement

for the year ended 30 June 2009

	2009 £m	2008 £m
Cash flows from operating activities		
Cash generated from operations	1,205	997
Interest received	47	43
Taxation paid	(178)	(163)
Net cash from operating activities	1,074	877
Cash flows from investing activities		
Dividends received from joint ventures and associates	20	11
Net funding to joint ventures and associates	(3)	(6)
Purchase of property, plant and equipment	(261)	(215)
Purchase of intangible assets	(139)	(124)
Purchase of available-for-sale investments	(19)	(6)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	–	(72)
Proceeds from the sale of subsidiaries	–	3
Proceeds on disposal of property, plant and equipment	2	–
Decrease (increase) in short-term deposits	95	(170)
Net cash used in investing activities	(305)	(579)
Cash flows from financing activities		
Proceeds from borrowings	398	383
Repayment of borrowings	(434)	(16)
Repayment of obligations under finance leases	–	(1)
Proceeds from disposal of shares in Employee Share Ownership Plan (ESOP)	1	22
Purchase of own shares for ESOP	(40)	(45)
Interest paid	(217)	(165)
Dividends paid to shareholders	(298)	(280)
Net cash used in financing activities	(590)	(102)
Effect of foreign exchange rate movements	–	1
Net increase in cash and cash equivalents	179	197
Cash and cash equivalents at the beginning of the year	632	435
Cash and cash equivalents at the end of the year	811	632

Note 1: Reconciliation from profit (loss) for the year to adjusted profit for the year

	2009 £m	2008 £m
Profit (loss) for the year	259	(127)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	24	(3)
Recognition of deferred revenue	(36)	–
Deferred tax write-off following change in legislation	6	–
Cost relating to restructuring exercise	–	7
Legal costs relating to claim against EDS	3	21
Profit on disposal of joint venture	–	(67)
Impairment of available-for-sale investment	191	616
Tax effect of above items	4	(8)
Adjusted profit for the year	451	439

Summary financial statement

The summary financial statement, summary Directors' report and summary report on Directors' remuneration contained within this document are only a summary of the information provided in the consolidated financial statements and Directors' report contained within the Annual Report.
The auditors' report on the Company's annual accounts was unqualified. The information has been prepared in accordance with the accounting policies as set out in the Annual Report. These summaries do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be allowed by the Annual Report, which contains more detail. A copy of the Annual Report can be obtained, free of charge, by writing to the Company Secretary at Grant Way, Isleworth, Middlesex TW7 5QD or it can be downloaded from the Company's website at www.sky.com/corporate. To elect to receive the Annual Report for future years, write to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

The summary financial statement has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union, the Companies Act 2006 and Article 4 of the IAS Regulations.

Forward-looking statements

This Annual Review contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections, such as forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH customer growth, Multiroom, Sky+, Sky+HD and other services' penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming costs, subscriber management and supply chain costs, administration costs and other costs, marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this Annual Review) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom (UK) and Republic of Ireland (Ireland).

Information on the significant risks and uncertainties associated with our business is described in the 'Directors' report – review of the business – Risk Factors' section of our Annual Report for the year ended 30 June 2009. All forward-looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of measures not defined under IFRS

This Annual Review contains certain information on the Group's financial position, operating results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measure.

Glossary of terms

Term	Description
Adjusted earnings per share	Adjusted profit divided by the weighted average number of ordinary shares during the year.
Adjusted operating profit	Operating profit before taking account of exceptional items.
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
Churn	The number of DTH customers over a given period that terminate their subscription in its entirety, net of former customers who reinstated their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as an annualised percentage of total average subscribers for the period.
Customer	A subscriber to a DTH service
DTH	Direct-to-home: the transmission of satellite services with a reception through a mini-dish. The Group also retails certain Sky Channels to a limited number of DSL subscribers (reference throughout to 'DTH subscribers' include DSL subscribers).
EBITDA	Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.
Effective tax rate	The total tax charge as a percentage of profit before exceptional items.
Free cash flow	The amount of cash generated by Sky after meeting obligations for interest and tax, and after all capital investment and net cash flows relating to our joint ventures and associates.
Gross margin	Revenue less programming expenses as a proportion of revenue.
Gross profit	Revenue less programming expense.
Net debt	Cash, cash equivalents, short-term deposits, net of borrowings and borrowings-related derivative financial instruments.
Product	Any service chosen by a Sky customer. These include DTH, Sky+, Sky Multiroom, Sky+HD, Sky Broadband and Sky Talk.
Sale	A sale is a gross addition of any product.

Independent auditors' statement to the members of British Sky Broadcasting Group plc

We have examined the summary financial statement for the year ended 30 June 2009 which comprises the Summary Consolidated Income Statement, Summary Consolidated Statement of Recognised Income and Expense, Summary Consolidated Balance Sheet, the Summary Consolidated Cash Flow Statement, Note 1, Summary Directors' Report and Summary Directors' Remuneration Report.

This report is made solely to the Company's members, as a body, in accordance with section 428 of the Companies Act 2006. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the full annual financial statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 428 of the Companies Act 2006 and the regulations made thereunder.

We also read the other information contained in the Annual Review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

We conducted our work in accordance with bulletin 2008/3 issued by the Auditing Practices Board. Our report on the Company's full annual financial statements describes the basis of our audit opinions on those financial statements, the Directors' Report and the Directors' Remuneration Report.

Opinion

In our opinion, the summary financial statement is consistent with the full annual financial statements, the Directors' Report and the Report on Directors' Remuneration of British Sky Broadcasting Group plc for the year ended 30 June 2009 and complies with the applicable requirements of section 428 of the Companies Act 2006 and the regulations made thereunder.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
29 July 2009

Shareholder information

The Company provides a range of shareholder information online at www.sky.com/corporate. Shareholders can access and view their shareholding and update their details at www.shareview.co.uk.

Registrars
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Telephone 0871 384 2091
Overseas +44 121 415 7567

Electronic shareholder communication
In accordance with the provisions of the Companies Act 2006 and the Company's Articles of Association, the Company is permitted to use its corporate website as the main way to communicate with shareholders, sending out Annual Reports only to those who have opted to receive a paper copy. This reduces our impact on the environment, minimises waste and reduces costs. It also enables stakeholders to keep updated with developments at Sky as they happen by accessing our website.

Shareholders who have opted to receive shareholder communications in paper form are encouraged to receive these electronically in future by registering at www.shareview.co.uk. Shareholders can also change their instructions at any time by contacting Equiniti Limited.

Company Secretary
Dave Gormley

Financial calendar
Results for the financial year ending 30 June 2010 will be published:
Q1 October 2009
Q2 January 2010
Q3 April 2010
Q4 July 2010

Company registered office
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000
Overseas +44 20 7705 3000

Company registration number
2247735



The 2009 BSkyB Annual Review and Annual Report are available to view or download online at www.sky.com/corporate

If you would like advice regarding accessibility of this document, please contact 08442 410333 (textphone 08442 410535)

Business in the Community CORPORATE RESPONSIBILITY INDEX 2008
Dow Jones Sustainability Indexes Member 2008/09
Business in the Community CommunityMark
FTSE4Good

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD
Telephone 0870 240 3000
Facsimile 0870 240 3060
www.sky.com
Registered in England No.2247735

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. TT-COC-002142
© 1996 Forest Stewardship Council

This report is produced on material which contains 50% recycled and de-inked pulp from post-consumer waste. The remaining 50% is made up of Forest Stewardship Council (FSC) virgin fibre and pulp.

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